   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1998
                                                     REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                               XTRA CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

         DELAWARE                    7513                   06-0954158
     (STATE OR OTHER          (PRIMARY STANDARD          (I.R.S. EMPLOYER
       JURISDICTION               INDUSTRIAL          IDENTIFICATION NUMBER)
   OF INCORPORATION OR       CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                (617) 367-5000
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MICHAEL J. SOJA
                  VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               XTRA CORPORATION
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                (617) 367-5000
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
          DAVID A. FINE, ESQ.                  DAVID J. FRIEDMAN, ESQ.
             ROPES & GRAY               SKADDEN, ARPS, SLATE, MEAGHER & FLOM
        ONE INTERNATIONAL PLACE                          LLP
   BOSTON, MASSACHUSETTS 02110-2624               919 THIRD AVENUE
            (617) 951-7000                       NEW YORK, NY 10022
                                                   (212) 735-3000

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the other conditions to the merger of Wheels MergerCo LLC with and into XTRA Corporation (the "Merger") set forth in the Recapitalization Merger Agreement (as described in the Proxy Statement/Prospectus included herein) are satisfied or waived.

  If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                           PROPOSED
                                           MAXIMUM        PROPOSED
 TITLE OF EACH CLASS OF                    OFFERING       MAXIMUM       AMOUNT OF
    SECURITIES TO BE       AMOUNT TO      PRICE PER      AGGREGATE     REGISTRATION
       REGISTERED        BE REGISTERED      SHARE      OFFERING PRICE      FEE
-----------------------------------------------------------------------------------
Common Stock, ($.50 par
 value per share)(1)...     500,000         $65.00      $32,500,000    $9,035.00(2)
-----------------------------------------------------------------------------------

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(1) This Registration Statement relates to shares of Common Stock of the
    Registrant to be retained by holders of the Registrant's Common Stock in the proposed merger of Wheels MergerCo LLC with and into the Registrant, with the Registrant continuing as the surviving corporation in the merger (the "Merger").
(2) Pursuant to Rule 457(b) under the Securities Act of 1933, as amended, and
    Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, the total registration fee of $9,035.00 is offset by the filing fee of $193,348.00 paid on July 24, 1998 by the Registrant in connection with a Schedule 14A filing of preliminary proxy materials. Accordingly, no fee is payable in connection with the filing of this Registration Statement.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE. IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

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

                                60 STATE STREET
                               BOSTON, MA 02109

                                       , 1998

Dear Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of XTRA Corporation (the "Company"), which will be held at the offices of Ropes & Gray, One International Place, 36th Floor, Boston, Massachusetts, on November 27, 1998, at 10:00 a.m., local time.

  At the Special Meeting, stockholders of the Company will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger and Recapitalization, dated as of June 18, 1998, as amended and restated as of July 31, 1998 (the "Recapitalization Merger Agreement"), between the Company and Wheels MergerCo LLC, a newly organized Delaware limited liability company ("MergerCo") formed solely for the purpose of consummating the transactions contemplated by the Recapitalization Merger Agreement by (i) Apollo Management IV, L.P., on behalf of its managed funds ("Apollo"), and (ii) Atlas Capital Partners LLC ("Atlas"), an affiliate of Interpool, Inc. ("Interpool") (collectively, together with Apollo, the "Investors"), and to approve the transactions contemplated by the Recapitalization Merger Agreement. If stockholders of the Company approve and adopt the Recapitalization Merger Agreement and the transactions contemplated thereby, and such transactions are consummated, MergerCo will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. The Recapitalization Merger Agreement provides, among other things, that the owner of each share of common stock, par value $.50 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the effective time of the Merger (other than shares of Company Common Stock owned by the Company or any subsidiary of the Company, which will be canceled and retired, and other than shares of Company Common Stock subject to appraisal rights) can elect either to receive $65.00 in cash (the "Cash Consideration") for that share or to retain that share, with cash to be paid in lieu of fractional shares of Company Common Stock. This election is subject to proration so that upon consummation of the Merger, the existing holders of the Company Common Stock will retain 500,000 shares of the Company Common Stock (the "Retained Shares," constituting approximately 3% of shares currently outstanding and 10% of the Company Common Stock after the Merger) and will receive $65.00 per share in cash for the balance of the Company Common Stock (approximately 97% of shares currently outstanding) (collectively, together with cash paid in lieu of fractional shares, the "Merger Consideration"). Pursuant to the Merger, the interests of MergerCo, all of which are owned by the Investors, will be converted into 4,500,000 shares of Company Common Stock, which will represent 90% of the outstanding Company Common Stock after the Merger.

  Consummation of the Merger is subject to certain conditions, including the obtaining of certain financing. The Company expects that, assuming the Merger occurred as of June 30, 1998, approximately $1.270 billion of funds will be required to (i) finance the payment of the Merger Consideration, (ii) cash out Company Stock Options (as defined in the enclosed Proxy Statement/Prospectus),
(iii) repay Company indebtedness, and (iv) pay the fees and expenses expected to be incurred in connection with the Merger. It is contemplated that, at the effective time of the Merger (the "Effective Time"), the Company will concurrently enter into (i) a bank credit facility (the "Senior Facilities") and (ii) a $500 million unsecured bridge loan financing (the "Bridge Loan"). See "THE MERGER--Merger Financing" in the enclosed Proxy Statement/Prospectus.

  At the time of execution of the Recapitalization Merger Agreement, MergerCo received a commitment letter (the "Commitment Letter") from Chase Securities Inc. ("CSI"), The Chase Manhattan Bank ("Chase") and Credit Suisse First Boston ("CSFB" and, with CSI and Chase, the "Lenders") to provide the Senior Facilities and, if necessary, the Bridge Loan (the Senior Facilities and the Bridge Loan, collectively, the "Credit Facilities"). The commitment is subject to various conditions.

  The Company has been advised by CSI and Chase that they have informed MergerCo that, in view of current market conditions, they would exercise their right under the Commitment Letter to change the pricing, terms, and structure of the financing. In addition, Apollo, on behalf of MergerCo, recently indicated to the Company that in view of current market conditions it does not believe that MergerCo would be able to obtain the financing necessary to consummate the Merger. The Commitment Letter will terminate in accordance with its terms on November 30, 1998 if no amounts have been funded thereunder. The Recapitalization Merger Agreement provides that if the transaction is not consummated on or prior to November 30, 1998, either MergerCo or the Company will be able to terminate the transaction, to the extent that the terminating party is not in breach of the agreement. In light of current circumstances, including, without limitation, the notice from Apollo and the position expressed by CSI and Chase, there can be no assurances that the Merger will be consummated. See, "THE MERGER--Recent Developments; Material Uncertainty of Consummating the Merger," "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Conditions to Consummation of the Merger," and "--Termination" in the enclosed Proxy Statement/Prospectus.

  The Company has not received any firm proposals from the Investors to restructure or renegotiate the transaction and there can be no assurances that the Company will receive any such proposals. In the event that the Company does receive a proposal from the Investors to renegotiate or restructure the transaction and the Board of Directors accepts such a proposal, if there is a change in the terms of the Merger Financing that would have a material effect on the pro forma financial statements contained in the Proxy Statement/Prospectus, or if there are any material changes affecting the rights of stockholders, the Company will mail to stockholders a revised Proxy Statement/Prospectus reflecting the terms and conditions of the revised transaction and resolicit proxies.

  Pursuant to the Recapitalization Merger Agreement, the parties have agreed to use all reasonable efforts to take all actions necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Recapitalization Merger Agreement. Accordingly, although there can be no assurances that the Merger will be consummated, the Company is proceeding to take the actions required to close the Merger, including the mailing of this Proxy Statement/Prospectus and obtaining stockholder approval of the Merger at the Special Meeting. See "THE MERGER--Recent Developments; Material Uncertainty of Consummating the Merger" in the enclosed Proxy Statement/Prospectus.

  At the Special Meeting, stockholders of the Company also will be asked to consider and vote upon a proposal to approve the 1998 XTRA Corporation Stock Option and Incentive Award Plan (the "Stock Option Plan"), which provides among other things, for the issuance of up to a maximum of 250,000 shares of Company Common Stock thereunder to selected officers, employees and independent contractors pursuant to stock options and various incentive awards granted thereunder. Detailed information concerning the proposed Merger and the Stock Option Plan is set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully. Copies of the Recapitalization Merger Agreement and the Stock Option Plan are included as Annex A and Annex D, respectively, to the Proxy Statement/Prospectus.

  Approval and adoption of the Recapitalization Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Company Common Stock held by stockholders of record at the close of business on November 2, 1998 (the "Record Date"). Approval of the Stock Option Plan requires the affirmative vote of a majority of shares present and entitled to vote at the Special Meeting. Tiger Management L.L.C. ("Tiger") and Trinity I Fund, L.P. ("Trinity") beneficially owned (through certain investment funds (the "Funds")), as of the Record Date, 6,664,300 shares of Company Common Stock, representing approximately 43.5% of the outstanding shares of the Company Common Stock entitled to vote at the Special Meeting. Tiger and Trinity have caused the Funds to irrevocably agree, pursuant to voting agreements with MergerCo dated as of June 18, 1998 (the "Voting Agreements"), to vote all the shares held by them in favor of the approval and adoption of the Recapitalization Merger Agreement and the transactions contemplated thereby. A form of the Voting Agreements entered into by the Funds is included as Annex B to the Proxy Statement/Prospectus.

  Holders of Company Common Stock will be entitled to appraisal rights under Delaware law in connection with the Merger, as described in the Proxy Statement/Prospectus.

  Stockholders are encouraged to review the "RISK FACTORS" section in the enclosed Proxy Statement for a discussion of certain factors that should be considered in connection with the Merger. The Company anticipates that it will be able to, and if so able intends to, delist the Company Common Stock from the New York Stock Exchange upon or following the Merger, and it is the Company's intention that following the Merger the Retained Shares will not be listed on any national securities exchange or quoted on the NASDAQ Stock Market Inc.'s National Market. Such delisting is likely to have a material adverse effect on the trading market for and liquidity of the Retained Shares and may have a material adverse effect on the market value of the Retained Shares.

  THE BOARD OF DIRECTORS HAS APPROVED THE RECAPITALIZATION MERGER AGREEMENT AND THE VOTING AGREEMENTS AND DETERMINED THAT THE RECAPITALIZATION MERGER AGREEMENT, THE VOTING AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE RECAPITALIZATION MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. In reaching such determination and recommendation, the Board considered, among other things, the opinion of Goldman, Sachs & Co. ("Goldman Sachs"), who served as the Company's financial advisor with respect to such transactions, that the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Recapitalization Merger Agreement is fair, from a financial point of view, to such holders. Goldman Sachs's opinion is included as Annex C to the Proxy Statement/Prospectus. You are urged to read the opinion in its entirety for further information with respect to the assumptions made, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion. Certain members of the Board of Directors have certain interests in the Merger that are in addition to, and may conflict with, their interests as stockholders and the interests of other stockholders of the Company. See "THE MERGER--Interests of Certain Persons in the Merger."

  IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND PERSONALLY. TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, YOU SHOULD COMPLETE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

  NO ACTION IS REQUIRED AT THIS TIME FOR STOCKHOLDERS TO ELECT THE CASH CONSIDERATION. UNLESS STOCKHOLDERS MAKE AN AFFIRMATIVE ELECTION TO RECEIVE THE RETAINED SHARES IN ACCORDANCE WITH THE ENCLOSED FORM OF ELECTION, THEY WILL BE DEEMED TO HAVE ELECTED THE CASH CONSIDERATION. STOCKHOLDERS ELECTING THE CASH CONSIDERATION SHOULD NOT RETURN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL, AND THEN ONLY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED THEREIN. STOCKHOLDERS ELECTING THE RETAINED SHARES SHOULD RETURN THEIR STOCK CERTIFICATES TOGETHER WITH THE ENCLOSED FORM OF ELECTION PURSUANT TO THE INSTRUCTIONS CONTAINED IN SUCH FORM OF ELECTION.

                                          Yours very truly,

                                          Robert B. Goergen
                                          Chairman of the Board

                                60 STATE STREET
                               BOSTON, MA 02109

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 27, 1998

                               ----------------

To the Stockholders of XTRA Corporation:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (including any adjournments or postponements thereof, the "Special Meeting") of XTRA Corporation, a Delaware corporation (the "Company"), will be held at the offices of Ropes & Gray, One International Place, 36th Floor, Boston, Massachusetts, on November 27, 1998, at 10:00 a.m., local time, for the following purposes, which are more fully described in the accompanying Proxy Statement/Prospectus:

    1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger and Recapitalization, dated as of June 18, 1998, as amended and restated as of July 31, 1998 (the "Recapitalization Merger Agreement"), between the Company and Wheels MergerCo LLC, a newly organized Delaware limited liability company ("MergerCo") formed solely for the purpose of consummating the transactions contemplated by the Recapitalization Merger Agreement by (i) Apollo Management IV, L.P., on behalf of its managed funds ("Apollo"), and (ii) Atlas Capital Partners LLC ("Atlas"), an affiliate of Interpool, Inc. ("Interpool") (collectively, together with Apollo, the "Investors"), and to approve the transactions contemplated by the Recapitalization Merger Agreement.

    The Recapitalization Merger Agreement provides, among other things, that MergerCo will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation, and that the owner of each share of common stock, par value $.50 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the effective time of the Merger (other than shares of Company Common Stock owned by the Company or any subsidiary of the Company, which will be canceled and retired, and other than shares of Company Common Stock subject to appraisal rights) can elect either to receive $65.00 in cash (the "Cash Consideration") for that share or to retain that share, with cash to be paid in lieu of fractional shares of Company Common Stock. This election is subject to proration so that upon consummation of the Merger, the existing holders of the Company Common Stock will retain 500,000 shares of Company Common Stock (the "Retained Shares") and will receive $65.00 per share in cash for the balance of the Company Common Stock (collectively, together with cash paid in lieu of fractional shares, the "Merger Consideration").

    2. To consider and vote upon a proposal to approve and adopt the 1998 XTRA Corporation Stock Option and Incentive Award Plan (the "Stock Option Plan").

    3. To transact such other business as may properly come before the Special Meeting.

  Approval and adoption of the Recapitalization Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Company Common Stock held by stockholders of record at the close of business on November 2, 1998 (the "Record Date"). Approval of the Stock Option Plan requires the affirmative vote of a majority of shares present and entitled to vote at the Special Meeting. Tiger Management L.L.C. ("Tiger") and Trinity I Fund, L.P. ("Trinity") beneficially owned (through certain investment entities (the "Funds")), as of the Record Date, 6,664,300 shares of Company Common Stock representing approximately 43.5% of the outstanding shares of the Company Common Stock entitled to vote at the Special Meeting. Tiger and Trinity have caused the Funds to irrevocably agree, pursuant to voting agreements with MergerCo dated as of June 18, 1998, to vote all the shares held by them in favor of the approval and adoption of the Recapitalization Merger Agreement and the transactions contemplated thereby.

  Only stockholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. A complete list of stockholders entitled to vote at the Special Meeting will be available for examination, for proper purposes, during regular business hours at the offices of Ropes & Gray, One International Place, Boston, Massachusetts, during the 10 days immediately prior to the Special Meeting.

  The accompanying Proxy Statement/Prospectus describes the Recapitalization Merger Agreement, the Merger and the actions to be taken in connection with the Merger. To ensure that your vote will be counted, please complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage-paid envelope, whether or not you plan to attend the Special Meeting. Shares of Company Common Stock represented by all properly executed proxies received in time for the Special Meeting will be voted in the manner specified in the proxies relating thereto. Proxies that do not contain any instruction to vote for or against or to abstain from voting on a particular matter will be voted in favor of such matter.

  In connection with the proposed Merger, appraisal rights will be available to those stockholders of the Company who meet and comply with the requirements of Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), a copy of which is included as Annex D to the Proxy Statement/Prospectus. Reference is made to the section entitled "STOCKHOLDERS' APPRAISAL RIGHTS" in the Proxy Statement/Prospectus for a discussion of the procedures to be followed in asserting appraisal rights under Section 262 of the DGCL in connection with the proposed Merger.

  YOUR VOTE IS IMPORTANT REGARDLESS OF HOW MANY SHARES OF COMPANY COMMON STOCK YOU OWN. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE. IF YOU ARE PRESENT AT THE SPECIAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, YOU MAY REVOKE YOUR PROXY AND VOTE PERSONALLY ON THE MATTERS PROPERLY BROUGHT BEFORE THE SPECIAL MEETING.

  NO ACTION IS REQUIRED AT THIS TIME FOR STOCKHOLDERS TO ELECT THE CASH CONSIDERATION. UNLESS STOCKHOLDERS MAKE AN AFFIRMATIVE ELECTION TO RECEIVE THE RETAINED SHARES IN ACCORDANCE WITH THE ENCLOSED FORM OF ELECTION, THEY WILL BE DEEMED TO HAVE ELECTED THE CASH CONSIDERATION. STOCKHOLDERS ELECTING THE CASH CONSIDERATION SHOULD NOT RETURN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL, AND THEN ONLY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED THEREIN. STOCKHOLDERS ELECTING THE RETAINED SHARES SHOULD RETURN THEIR STOCK CERTIFICATES TOGETHER WITH THE ENCLOSED FORM OF ELECTION PURSUANT TO THE INSTRUCTIONS CONTAINED IN SUCH FORM OF ELECTION.

  IF YOU HAVE ANY QUESTIONS OR REQUIRE ADDITIONAL MATERIAL, PLEASE CONTACT BOSTON EQUISERVE AT (800) 736-3001.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Thomas A. Giacchetto
                                          Secretary

Boston, MA
November  , 1998

                               ----------------

                          PROXY STATEMENT/PROSPECTUS

                               ----------------

                        SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 27, 1998

  This Proxy Statement/Prospectus is being furnished to holders of common stock, par value $0.50 per share (the "Company Common Stock"), of XTRA Corporation, a Delaware corporation (the "Company" or "XTRA"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") for use at a Special Meeting of Stockholders, which will be held at the offices of Ropes & Gray, One International Place, 36th Floor, Boston, Massachusetts, on November 27, 1998, at 10:00 a.m., local time, and at any adjournments or postponements thereof (the "Special Meeting"). At the Special Meeting, the holders of the Company Common Stock will consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger and Recapitalization, dated as of June 18, 1998, as amended and restated as of July 31, 1998 (the "Recapitalization Merger Agreement"), between the Company and Wheels MergerCo LLC, a newly organized Delaware limited liability company ("MergerCo") formed solely for the purpose of consummating the transactions contemplated by the Recapitalization Merger Agreement by (i) Apollo Management IV, L.P., on behalf of its managed funds ("Apollo"), and (ii) Atlas Capital Partners LLC ("Atlas"), an affiliate of Interpool, Inc. ("Interpool") (collectively, together with Apollo, the "Investors"), and to approve the transactions contemplated by the Recapitalization Merger Agreement.

  The Recapitalization Merger Agreement provides, among other things, that MergerCo will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"), and that the owner of each outstanding share of Company Common Stock issued and outstanding immediately prior to the Effective Time (as defined in "THE MERGER--The Effective Time of the Merger") (other than shares of Company Common Stock owned by the Company or any subsidiary of the Company, which will be canceled and retired, and other than shares of Company Common Stock subject to appraisal rights) can elect either to receive $65.00 in cash (the "Cash Consideration") for that share or to retain that share, with cash to be paid in lieu of fractional shares of Company Common Stock. This election is subject to proration so that upon consummation of the Merger, the existing holders of the Company Common Stock will retain 500,000 shares of the Company Common Stock (the "Retained Shares," constituting approximately 3% of shares of Company Common Stock currently outstanding and 10% of the Company Common Stock outstanding after the Merger) and will receive $65.00 per share in cash for the balance of the Company Common Stock (approximately 97% of shares of Company Common Stock currently outstanding) (collectively, together with cash paid in lieu of fractional shares, the "Merger Consideration"). Pursuant to the Merger, the interests in MergerCo (the "MergerCo Interests"), all of which are owned by the Investors, and which were acquired in connection with the formation of MergerCo in consideration for their agreement to contribute $292 million in equity to MergerCo, will be converted into 4,500,000 shares of Company Common Stock, which will represent 90% of the outstanding Company Common Stock after the Merger. A copy of the Recapitalization Merger Agreement is included as Annex A to this Proxy Statement/Prospectus. The summaries of the Recapitalization Merger Agreement set forth in this Proxy Statement/Prospectus do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the text of the Recapitalization Merger Agreement.

  This Proxy Statement/Prospectus also constitutes a prospectus of the Company with respect to the 500,000 shares of Company Common Stock to be retained by stockholders in the Merger.

  Approval and adoption of the Recapitalization Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Company Common Stock held by stockholders of record at the close of business on November 2, 1998 (the "Record Date"). Tiger Management L.L.C. ("Tiger") and Trinity I Fund, L.P. ("Trinity") beneficially owned (through certain investment funds (the "Funds")), as of the Record Date, 6,664,300 shares of Company Common Stock representing approximately 43.5% of the outstanding shares of the Company Common Stock entitled to vote at the Special Meeting (the "Subject Shares"). Tiger and Trinity have caused the Funds to irrevocably agree, pursuant to voting agreements with MergerCo dated as of June 18, 1998 (the "Voting Agreements"), to vote all the shares held by them in favor of the approval and adoption of the Recapitalization Merger Agreement and the transactions contemplated thereby. The form of the Voting Agreements entered into by the Funds is included as Annex B to this Proxy Statement/Prospectus.

  The Board of Directors has approved the Recapitalization Merger Agreement and the Voting Agreements and determined that the Recapitalization Merger Agreement, the Voting Agreements and the transactions contemplated thereby are fair to and in the best interests of the Company's stockholders, and recommends that you vote FOR approval and adoption of the Recapitalization Merger Agreement and the transactions contemplated thereby. In reaching such determination and recommendation, the Board considered, among other things, the opinion of Goldman, Sachs & Co. ("Goldman Sachs"), who served as the Company's financial advisor with respect to such transactions, that the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Recapitalization Merger Agreement is fair, from a financial point of view, to such holders. Goldman Sachs' opinion is included as Annex C to this Proxy Statement/Prospectus. You are urged to read the opinion in its entirety for further information with respect to the assumptions made, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion. See "THE MERGER--Recommendation of the Board of Directors; Reasons for the Merger." Certain members of the Board of Directors have certain interests in the Merger that are in addition to, and may conflict with, their interests as stockholders and the interests of other stockholders of the Company. See "THE MERGER--Interests of Certain Persons in the Merger."

  Consummation of the Merger is subject to certain conditions, including the obtaining of certain financing. The Company expects that, assuming the Merger occurred as of June 30, 1998, approximately $1.270 billion of funds will be required to (i) finance the payment of the Merger Consideration, (ii) cash out Company Stock Options, (iii) repay Company indebtedness, and (iv) pay the fees and expenses expected to be incurred in connection with the Merger. It is contemplated that, at the Effective Time, the Company will concurrently enter into (i) a bank credit facility (the "Senior Facilities") and (ii) a $500 million unsecured bridge loan financing (the "Bridge Loan"). See "THE MERGER-- Merger Financing."

  At the time of execution of the Recapitalization Merger Agreement, MergerCo received a commitment letter (the "Commitment Letter") from Chase Securities Inc. ("CSI"), The Chase Manhattan Bank ("Chase") and Credit Suisse First Boston ("CSFB" and, with CSI and Chase, the "Lenders") to provide the Senior Facilities and, if necessary, the Bridge Loan (the Senior Facilities and the Bridge Loan, collectively, the "Credit Facilities"). The commitment is subject to various conditions.

  The Company has been advised by CSI and Chase that they have informed MergerCo that, in view of current market conditions, they would exercise their right under the Commitment Letter to change the pricing, terms, and structure of the financing. In addition, Apollo, on behalf of MergerCo, recently indicated to the Company that in view of current market conditions it does not believe that MergerCo would be able to obtain the financing necessary to consummate the Merger. The Commitment Letter will terminate in accordance with its terms on November 30, 1998 if no amounts have been funded thereunder. The Recapitalization Merger Agreement provides that if the transaction is not consummated on or prior to November 30, 1998, either MergerCo or the Company will be able to terminate the transaction, to the extent that the terminating party is not in breach of the agreement. In light of current circumstances, including, without limitation, the notice from Apollo and the position expressed by CSI and Chase, there can be no assurances that the Merger will be consummated. See "THE MERGER--Recent Developments; Material Uncertainty of Consummating the Merger," "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Conditions to Consummation of the Merger," and "--Termination."

  The Company has not received any firm proposals from the Investors to restructure or renegotiate the transaction and there can be no assurances that the Company will receive any such proposals. In the event that the Company does receive a proposal from the Investors to renegotiate or restructure the transaction and the Board of Directors accepts such a proposal, if there is a change in the terms of the Merger Financing that would have a material effect on the pro forma financial statements contained in the Proxy Statement/Prospectus, or if there are any material changes affecting the rights of stockholders, the Company will mail to stockholders a revised Proxy Statement/Prospectus reflecting the terms and conditions of the revised transaction and resolicit proxies.

  Pursuant to the Recapitalization Merger Agreement, the parties have agreed to use all reasonable efforts to take all actions necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Recapitalization Merger Agreement. Accordingly, although there can be no assurances that the Merger will be consummated, the Company is proceeding to take the actions required to close the Merger, including the mailing of this Proxy Statement/Prospectus and obtaining stockholder approval of the Merger at the Special Meeting. See "THE MERGER--Recent Developments; Material Uncertainty of Consummating the Merger."

  At the Special Meeting, the stockholders of the Company are also being asked to approve the 1998 XTRA Corporation Stock Option and Incentive Award Plan (the "Stock Option Plan"). The Stock Option Plan provides for the issuance of up to a maximum of 250,000 shares of Company Common Stock thereunder to selected officers, employees and independent contractors pursuant to stock options and various incentive awards granted thereunder. A copy of the Stock Option Plan is attached as Annex D to this Proxy Statement/Prospectus. The Board of Directors has approved the Stock Option Plan subject to its approval by the Company's stockholders. Approval of the Stock Option Plan requires the affirmative vote of a majority of shares present and entitled to vote at the Special Meeting.

  The Company Common Stock is listed for trading on the New York Stock Exchange (the "NYSE") under the symbol "XTR." On June 18, 1998, the last trading day before public announcement of the execution of the Recapitalization Merger Agreement, the last sale price of the Company Common Stock as reported on the NYSE was $46 1/16 per share. On October 28, 1998, the most recent practicable date prior to the first mailing of this Proxy Statement/Prospectus, the last sale price of the Company Common Stock as reported on the NYSE was $40 1/2 per share. Stockholders of the Company should obtain current market quotations for the Common Stock.

  The Company anticipates that it will be able to, and if so able intends to, delist the Common Stock from the NYSE upon or following the Merger, and it is the Company's intention that following the Merger the Retained Shares will not be listed on any national securities exchange or quoted on the NASDAQ Stock Market Inc.'s National Market. Such delisting is likely to have a material adverse effect on the trading market for and liquidity of, and may have a material adverse effect on the market value of, Retained Shares. See "RISK FACTORS--Delisting; Illiquidity of Company Common Stock." In addition, following the consummation of the Merger, the Company Common Stock may be eligible for deregistration under the Exchange Act, and if so eligible, the Company intends to apply for deregistration. See "RISK FACTORS--Termination of SEC Reporting."

  Independently from the transactions contemplated by the Recapitalization Merger Agreement, the Company presently intends to split the Company Common Stock following the Effective Time of the Merger on a six and one-half for one basis, in order to increase the number of shares available and enhance their use in connection with the Company's employee benefit programs. The stock split will be effected by means of a stock dividend of five and one-half shares of Company Common Stock for each share of Company Common Stock outstanding, with cash being paid in lieu of the issuance of any fractional shares. Accordingly, all numbers contained in this Proxy Statement/Prospectus as to the amount of authorized shares, issued and outstanding shares, and shares held by any person or entity after the Effective Time should be adjusted on such basis.

  This Proxy Statement/Prospectus, the accompanying form of proxy and the other enclosed documents are first being mailed to stockholders of the Company on or about November , 1998.

  SEE "RISK FACTORS" BEGINNING ON PAGE 21 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF COMPANY COMMON STOCK IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR MERGERCO. THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

       The date of this Proxy Statement/Prospectus is November  , 1998.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   7
FORWARD-LOOKING STATEMENTS.................................................   8
SUMMARY....................................................................   9
  The Company..............................................................   9
  The Special Meeting......................................................   9
  The Merger...............................................................  11
  Selected Historical Financial Data.......................................  21
  Selected Unaudited Pro Forma Financial Data..............................  22
MARKET PRICE DATA AND DIVIDENDS............................................  23
RISK FACTORS...............................................................  24
  Control by the Investors.................................................  24
  Delisting; Illiquidity of Company Common Stock...........................  24
  Termination of SEC Reporting.............................................  25
  Substantial Leverage.....................................................  25
  Restrictive Debt Covenants...............................................  25
  Fraudulent Transfer Considerations.......................................  26
  Shares Eligible for Future Sale; Effect on Prevailing Market Prices......  27
  Proration Relating to Common Stock.......................................  27
  Discontinuation of Dividends.............................................  27
  Variable Revenues and Operating Results..................................  27
  Availability of New Equipment............................................  28
  Competition..............................................................  28
  Customer Consolidation; Reduced Customer Base............................  28
  Sufficiency of Committed Financing.......................................  28
  Difficulty in Executing Post-Merger Business Strategy....................  28
  Forecasts; Limits of Reliability.........................................  29
THE SPECIAL MEETING........................................................  30
  Matters to be Considered.................................................  30
  Required Vote............................................................  30
  Voting and Revocation of Proxies.........................................  30
  Record Date; Stock Entitled to Vote; Quorum..............................  31
  Solicitation of Proxies..................................................  31
THE MERGER.................................................................  33
  Background of the Merger.................................................  33
  Recommendation of the Board of Directors; Reasons for the Merger.........  37
  Recent Developments; Material Uncertainty of Consummating the Merger.....  39
  Opinion of the Company's Financial Advisor...............................  40
  Certain Forecasts; Limits of Reliability.................................  43
  Merger Consideration.....................................................  44
  Effective Time of the Merger.............................................  44
  Retained Share Election; Retained Share Election Procedure...............  45
  Fractional Shares........................................................  46
  Procedures for Exchange of Certificates..................................  46
  Material Federal Income Tax Consequences.................................  47
  Anticipated Accounting Treatment.........................................  51
  Effect on Stock Options and Employee Benefit Matters.....................  51
  Interests of Certain Persons in the Merger...............................  52
  Delisting; Deregistration................................................  57

                                                                          PAGE
                                                                          ----
  Resale of Company Common Stock Following the Merger....................  57
  Minority Stockholder Interests Following the Merger....................  57
  Merger Financing.......................................................  57
  Conversion of MergerCo Interests.......................................  61
STOCKHOLDERS' APPRAISAL RIGHTS...........................................  62
MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT.............  65
  The Merger.............................................................  65
  Proration..............................................................  65
  Representations and Warranties.........................................  67
  Certain Pre-Closing Covenants..........................................  68
  Limitation on Solicitations............................................  69
  Board of Directors and Officers of the Company Following the Merger....  70
  Stock and Employee Benefit Plans.......................................  71
  Access to Information..................................................  72
  Cooperation and Reasonable Best Efforts................................  72
  Indemnification and Insurance..........................................  73
  Additional Agreements..................................................  74
  Conditions to Consummation of the Merger...............................  74
  Termination............................................................  76
  Amendment and Waiver...................................................  77
  Expenses and Certain Required Payments.................................  77
CERTAIN RELATED AGREEMENTS...............................................  79
  Voting Agreements......................................................  79
  Employment Agreements..................................................  80
  Registration Rights Agreement..........................................  80
  Shareholders' Agreement................................................  81
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................  82
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA..........................  83
PRO FORMA CAPITALIZATION.................................................  93
1998 XTRA CORPORATION STOCK OPTION AND INCENTIVE AWARD PLAN..............  94
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................  98
  Nine Months Ended June 30, 1998 Versus the Nine Months Ended June 30,
   1997..................................................................  99
  Three Years Ended September 30, 1997................................... 101
  Financial Liquidity and Capital Resources.............................. 103
  Year 2000.............................................................. 104
  New Accounting Pronouncements.......................................... 105
THE COMPANY.............................................................. 106
  General................................................................ 106
  The Transportation Leasing Industry.................................... 106
  Company Strengths...................................................... 107
  Post-Merger Business Strategy.......................................... 108
  Lease Types and Rates.................................................. 109
  Utilization............................................................ 109
  Equipment Fleet........................................................ 110
  Description of Operating Divisions..................................... 111
  XTRA Lease............................................................. 111
  XTRA Intermodal........................................................ 113
  XTRA International..................................................... 115
  Facilities............................................................. 116
  Information Systems.................................................... 116

                                                                          PAGE
                                                                          ----
    Suppliers............................................................ 116
    Employees............................................................ 116
    Environmental Matters................................................ 117
    Regulation........................................................... 117
    Legal Proceedings.................................................... 117
 MANAGEMENT.............................................................. 118
    Directors and Executive Officers..................................... 118
    Executive Compensation and Related Information....................... 121
    Compensation of Directors............................................ 127
    Certain Transactions................................................. 128
 DESCRIPTION OF CAPITAL STOCK............................................ 129
    General.............................................................. 129
    Following the Merger................................................. 129
    Certain Other Provisions of the Certificate of Incorporation......... 129
    Special Meetings of Stockholders..................................... 130
    Stockholder Action by Written Consent................................ 130
    Advance Notice Requirement for Stockholder Proposals and Director
     Nominations......................................................... 130
    Indemnity............................................................ 130
    Shares Reserved for Issuance......................................... 130
    Exchange Agent....................................................... 130
    Listing.............................................................. 131
 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......... 131
 MERGERCO AND THE INVESTORS.............................................. 132
 REGULATORY APPROVALS.................................................... 133
    Antitrust............................................................ 133
    Other................................................................ 133
 INDEPENDENT PUBLIC ACCOUNTANTS.......................................... 133
 STOCKHOLDER PROPOSALS................................................... 133
 LEGAL MATTERS........................................................... 134
 OTHER MATTERS........................................................... 134
 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.............................. F-1
 REPORT OF INDEPENDENT ACCOUNTANTS....................................... F-2
 FINANCIAL STATEMENTS.................................................... F-3
 ANNEX A Agreement and Plan of Merger and Recapitalization dated as of
         June 18, 1998, as amended and restated as of July 31, 1998, by and between Wheels MergerCo LLC and XTRA Corporation...........  A-1
 ANNEX B Form of Voting Agreements dated as of June 18, 1998 by and between Wheels MergerCo LLC and each of Jaguar Fund N.V., Lion
         L.P., Portfolio J Investors, L.P., Puma, and Tiger ............  B-1
 ANNEX C Fairness Opinion from Goldman, Sachs & Co. dated June 18,
         1998...........................................................  C-1
 ANNEX D 1998 XTRA Corporation Stock Option and Incentive Award Plan....  D-1
 ANNEX E Delaware Appraisal Statute (Section 262 of the General
         Corporation Law of the State of Delaware)......................  E-1

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN AS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE MERGER, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR MERGERCO. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or the "SEC"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the web site (http://www.sec.gov) maintained by the Commission; and may be available for inspection and copying at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  All information contained in this Proxy Statement/Prospectus concerning MergerCo and the Investors has been supplied by MergerCo and has not been independently verified by the Company. Except as otherwise indicated, all other information contained in this Proxy Statement/Prospectus has been supplied by the Company.

  This Proxy Statement/Prospectus constitutes a prospectus of the Company filed with the Commission as part of a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Proxy Statement/Prospectus omits certain information contained in the Registration Statement and the exhibits thereto. Reference is made to the Registration Statement and related exhibits for further information with respect to the Company and the retention of Company Common Stock. Any statement herein concerning the provision of any document is not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                          FORWARD-LOOKING STATEMENTS

  This Proxy Statement/Prospectus includes "forward-looking statements" within the meaning of various provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this Proxy Statement/Prospectus that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including the financial projections described under "THE MERGER-- Certain Forecasts; Limits of Reliability," future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, including any changes to operations, competitive strengths, goals, expansion and growth of the Company's and its subsidiaries' business and operations, plans, references to future success and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including, but not limited to: (1) the significant considerations discussed in this Proxy Statement/Prospectus, (2) the variability of the Company's revenues and the high percentage of fixed operating expenses, (3) the effect of competition, economic conditions and other factors on lease rates, (4) the impact of economic activity in North America, world trade activity and other factors affecting utilization, (5) the availability of new equipment and the inability of the Company to quickly adjust its fleet size to adjust for sudden changes in demand, (6) the effect of economic and other factors on demand for equipment, (7) the availability of capital, (8) the effect of changes in interest rates and foreign exchange rates, (9) possible reduced demand for equipment due to consolidation of the Company's customer base, (10) other factors which might be described from time to time in the Company's filings with the Commission, and (11) other factors which are beyond the control of the Company and its subsidiaries. Consequently, all of the forward-looking statements made in this Proxy Statement/Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their business or operations. Because of the foregoing and other factors, recent trends should not be considered reliable indicators of future financial results.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. The summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus and the Annexes hereto. Stockholders of the Company are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety.

  FOR A DISCUSSION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF COMPANY COMMON STOCK IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER, INCLUDING CERTAIN RISKS RELATED TO CONTINUING TO HOLD COMPANY COMMON STOCK, SEE "RISK FACTORS."

                                  THE COMPANY

  The Company is a leading global transportation equipment lessor with operations in the highway, domestic intermodal and marine container markets. The Company manages a diverse fleet of approximately 300,000 units, constituting a net investment of approximately $1.4 billion, consisting of: (i) over-the-road ("OTR") trailers; (ii) intermodal equipment, including intermodal (or "piggyback") trailers, chassis and domestic containers; and (iii) marine containers.

  In North America, XTRA believes that it is the second largest operating lessor of OTR trailers; the second largest operating lessor of intermodal trailers; the third largest operating lessor of domestic containers; and the fifth largest operating lessor of chassis. XTRA also believes that it is the eighth largest lessor of marine containers world-wide. The Company believes that its extensive operating network and effective fleet management provide a competitive advantage by enabling it to offer timely and diverse equipment availability, flexible drop-off points and varied lease terms.

  The Company leases its equipment fleet to over 15,000 customers including trucking companies, railroads, steamship lines and private trucking fleet owners in North America, Europe and Asia. The Company has had long-standing relationships with many of its customers, including J.B. Hunt Transport Services, Inc., RyderSystem, Inc., CSX Corporation, Norfolk Southern Corporation, Wal-Mart Stores, Inc., the United Parcel Service of America, Inc. and the United States Postal Service.

  For the five-year period ended September 30, 1997, revenues, operating income, net income and EBITDA grew at compound annual growth rates of 16.5%, 15.4%, 9.5% and 18.2%, respectively. This growth was generated primarily through adding new equipment and through fleet acquisitions of other leasing companies combined with maintaining consistent utilization levels.

  The principal executive offices of the Company are located at 60 State Street, Boston, Massachusetts 02109 and the telephone number at such address is
(617) 367-5000.

                              THE SPECIAL MEETING

TIME AND PLACE; RECORD DATE

  The Special Meeting will be held at 10:00 a.m., local time, on November 27, 1998 at the offices of Ropes & Gray, One International Place, 36th Floor, Boston, Massachusetts. Stockholders of record of the Company at the close of business on November 2, 1998 will be entitled to notice of, and to vote at, the Special Meeting. The date of the first mailing of this Proxy Statement/Prospectus to stockholders of the Company is on or about November 4, 1998. At the close of business on the Record Date, there were 15,372,903 shares of Company Common Stock outstanding and entitled to vote.

MATTERS TO BE CONSIDERED

  The purpose of the Special Meeting is for the Company's stockholders to consider and vote upon (i) a proposal to approve and adopt the Recapitalization Merger Agreement and the transactions contemplated thereby (the "Merger Proposal"), pursuant to which MergerCo will merge with and into the Company, the stockholders of the Company will receive the consideration described under "--Effect of the Merger" and "THE MERGER--Merger Consideration," and the holders of MergerCo Interests will receive 4,500,000 shares of Company Common Stock, which will represent 90% of the shares of Company Common Stock outstanding after giving effect to the Merger, (ii) a proposal to approve the Stock Option Plan which provides for the issuance of up to a maximum of 250,000 shares of Company Common Stock pursuant to stock options and incentive awards which may be granted thereunder to officers, employees and independent contractors of the Company, and (iii) to transact such other business as may properly come before the Special Meeting.

REQUIRED VOTE; QUORUM

  Approval and adoption of the Recapitalization Merger Agreement requires the affirmative vote of a majority of the issued and outstanding shares of Company Common Stock held by stockholders of record as of the close of business on the Record Date. As of the Record Date, Tiger and Trinity beneficially owned, through the Funds, shares of Company Common Stock representing approximately 43.5% of the outstanding shares of the Company Common Stock entitled to vote at the Special Meeting. Tiger and Trinity have caused the Funds to irrevocably agree, pursuant to the Voting Agreements, to vote all the shares held by them in favor of the approval and adoption of the Recapitalization Merger Agreement and the transactions contemplated thereby. See "THE SPECIAL MEETING--Required Vote" and "THE MERGER--Interests of Certain Persons in the Merger" and "CERTAIN RELATED AGREEMENTS--Voting Agreements."

  Approval of the Stock Option Plan requires the affirmative vote of a majority of shares present and entitled to vote at the Special Meeting.

  The presence, in person or by proxy, of the holders of the outstanding shares of Company Common Stock representing a majority of the shares entitled to vote at the Special Meeting will constitute a quorum.

VOTING OF PROXY

  Shares of Company Common Stock that are entitled to vote and are represented by a properly executed proxy signed and received in time for the Special Meeting will be voted in the manner specified thereon. Proxies that do not contain any instruction to vote for or against or to abstain from voting on a particular matter will be voted in favor of such matter. See "THE SPECIAL MEETING--Voting and Revocation of Proxies."

  It is not expected that any matters other than the Merger Proposal and approval of the Stock Option Plan will be brought before stockholders at the Special Meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their best judgment with respect to such matters, unless authority to do so is withheld in the proxy.

ADJOURNMENTS; REVOCABILITY OF PROXIES

  If the Special Meeting is adjourned, for whatever reason, the approval of the Merger Proposal and approval of the Stock Option Plan shall be considered and voted upon by stockholders at the subsequent, reconvened meeting, if any.

  A stockholder may revoke a proxy at any time prior to its exercise (i) by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy),
(ii) by giving notice of revocation at the Special Meeting or (iii) by delivering (a) a written notice of revocation or (b) a duly executed proxy bearing a date later than the proxy previously executed, to the Secretary of the Company at 60 State Street, Boston, Massachusetts 02109. Unless revoked in one of the manners set forth above, proxies in the form enclosed will be voted at the Special Meeting in accordance with the stockholder's instructions.

SOLICITATION OF PROXIES

  The Company will bear the cost of the solicitation of proxies and the cost of printing and mailing this Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of the Company may solicit proxies from stockholders of the Company by telephone, telegram or personal interview. Such directors, officers and employees will not be additionally compensated for any such solicitation but may be reimbursed for reasonable out-of-pocket expenses in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons and the Company will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

  The Company has retained Morrow & Co., Inc. for an estimated fee of $4,000, plus reimbursement of reasonable out-of-pocket expenses, to aid in the solicitation of proxies from the stockholders. The fees of Morrow & Co., Inc. will be paid by the Company. If you have any questions or require additional material, please call John Ferguson at (212) 754-8000.

  NO ACTION IS REQUIRED AT THIS TIME FOR STOCKHOLDERS TO ELECT THE CASH CONSIDERATION. UNLESS STOCKHOLDERS MAKE AN AFFIRMATIVE ELECTION TO RECEIVE THE RETAINED SHARES IN ACCORDANCE WITH THE ENCLOSED FORM OF ELECTION (THE "FORM OF ELECTION"), THEY WILL BE DEEMED TO HAVE ELECTED THE CASH CONSIDERATION. STOCKHOLDERS ELECTING THE CASH CONSIDERATION SHOULD NOT RETURN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL, AND THEN ONLY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED THEREIN. STOCKHOLDERS ELECTING THE RETAINED SHARES SHOULD RETURN THEIR STOCK CERTIFICATES TOGETHER WITH THE ENCLOSED FORM OF ELECTION PURSUANT TO THE INSTRUCTIONS CONTAINED IN SUCH FORM OF ELECTION. SEE "THE MERGER--RETAINED SHARE ELECTION; RETAINED SHARE ELECTION PROCEDURE," AND--PROCEDURES FOR EXCHANGE OF CERTIFICATES" FOR INSTRUCTIONS ON EXCHANGING STOCK CERTIFICATES FOR CASH CONSIDERATION AND ELECTING THE RETAINED SHARES.

                                   THE MERGER

EFFECT OF THE MERGER

  At the Effective Time, MergerCo will be merged with and into the Company and the Company will continue as the Surviving Corporation following the Merger. The owner of each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by the Company or any subsidiary of the Company, which will be canceled and retired, and other than shares of Company Common Stock subject to appraisal rights) can elect either to receive $65.00 in cash for that share or to retain that share, with cash to be paid in lieu of fractional shares of Company Common Stock. This election is subject to proration so that upon consummation of the Merger, the existing holders of the Company Common Stock will retain 500,000 shares of Company Common Stock (approximately 3% of shares of Company Common Stock currently outstanding and 10% of the Company Common Stock outstanding after the Merger) and will receive $65.00 per share in cash for the balance of the Company Common Stock (approximately 97% of shares currently outstanding), with cash paid in lieu of fractional shares. See "THE MERGER--Retained Share Election; Retained Share Election Procedure," "-- Fractional Shares," and "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Proration." Each stockholder of the Company may receive the Cash Consideration with respect to some of the stockholder's shares of Company Common Stock and Retained Shares with respect to other shares of Company Common Stock.

  In addition, upon consummation of the Merger, the MergerCo Interests will be converted into 4,500,000 shares of Company Common Stock. As a result of the Merger, the holders of MergerCo Interests immediately prior to the Merger will hold 90% of the shares of Company Common Stock to be outstanding after the Merger. See "THE MERGER--Interests of Certain Persons in the Merger."

RECOMMENDATION OF THE BOARD OF DIRECTORS

  On June 18, 1998, the Board of Directors (with the exception of Robert B. Goergen, who was not present at the time the vote was taken, but who indicated his support for the Merger by phone on June 18, 1998, prior to the meeting) unanimously (i) determined that the Recapitalization Merger Agreement and the transactions contemplated thereby and the Voting Agreements are fair to and in the best interests of the Company's stockholders and (ii) resolved to recommend that the Company's stockholders approve and adopt the Recapitalization Merger Agreement and the transactions contemplated thereby. In reaching such determination and recommendation, the directors considered a number of factors. See "THE MERGER--Background of the Merger" and "--Recommendation of the Board of Directors; Reasons for the Merger." Certain members of the Board of Directors have certain interests in the Merger that are in addition to, and may conflict with, their interests as stockholders and the interests of other stockholders of the Company. See "THE MERGER--Interests of Certain Persons in the Merger."

RECENT DEVELOPMENTS; MATERIAL UNCERTAINTY OF CONSUMMATING THE MERGER

  The Company has been advised by CSI and Chase that they have informed MergerCo that, in view of current market conditions, they would exercise their right under the Commitment Letter to change the pricing, terms, and structure of the financing. In addition, Apollo, on behalf of MergerCo, recently indicated to the Company that in view of current market conditions it does not believe that MergerCo would be able to obtain the financing necessary to consummate the Merger. In light of current circumstances, including, without limitation, the notice from Apollo and the position expressed by CSI and Chase, there can be no assurances that the Merger will be consummated. See "THE MERGER--Recent Developments; Material Uncertainty of Consummating the Merger," "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Conditions to Consummation of the Merger," and "--Termination."

  The Company has not received any firm proposals from the Investors to restructure or renegotiate the transaction and there can be no assurances that the Company will receive any such proposals. In the event that the Company does receive a proposal from the Investors to renegotiate or restructure the transaction and the Board of Directors accepts such a proposal, if there is a change in the terms of the Merger Financing that would have a material effect on the pro forma financial statements contained in the Proxy Statement/Prospectus, or if there are any material changes affecting the rights of stockholders, the Company will mail to stockholders a revised Proxy Statement/Prospectus reflecting the terms and conditions of the revised transaction and resolicit proxies.

  Pursuant to the Recapitalization Merger Agreement, the parties have agreed to use all reasonable efforts to take all actions necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Recapitalization Merger Agreement. Accordingly, although there can be no assurances that the Merger will be consummated, the Company is proceeding to take the actions required to close the Merger, including the mailing of this Proxy Statement/Prospectus and obtaining stockholder approval of the Merger at the Special Meeting. See "THE MERGER--Recent Developments; Material Uncertainty of Consummating the Merger."

OPINION OF THE COMPANY'S FINANCIAL ADVISOR

  On June 18, 1998, Goldman Sachs delivered its written opinion to the Company's Board of Directors that, as of the date of such opinion, the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Recapitalization Merger Agreement was fair, from a financial point of view, to such holders. For purposes of its opinion, Goldman Sachs assumed that the holders of Company Common Stock would receive $65 per share in cash for approximately 97% of their Company Common Stock and retain the balance of such Company Common Stock and such opinion does not address the fairness to any holders who, as a result of a stock election made by such holders, receive cash for less than 97% of their Company Common Stock.

  The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex C and is incorporated herein by reference. The opinion of Goldman Sachs referred to herein does not constitute a recommendation as to how any holder of the Company Common Stock should vote with respect to the transaction or what election any such holder should make in connection with the Merger. HOLDERS OF THE COMPANY COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. SEE "THE MERGER--Opinion of the Company's Financial Advisor."

RETAINED SHARE ELECTION; RETAINED SHARE ELECTION PROCEDURE

  Record holders of shares of Company Common Stock will be entitled to make an unconditional election (a "Retained Share Election") on or prior to the Election Date (as defined below), to retain and receive shares of Company Common Stock with respect to their respective shares so elected. Holders of Company Common Stock making the Retained Share Election and electing to retain shares of Company Common Stock must properly complete and sign the Form of Election, and such Form of Election, together with all certificates representing shares of Company Common Stock duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by appropriate guarantee of delivery, as set forth in such Form of Election), must be received by Boston Equiserve (the "Exchange Agent") at one of the addresses listed on the Form of Election by 5:00 p.m., eastern standard time, on November 25, 1998 (the "Election Date") and must not be withdrawn. See "THE MERGER--Retained Share Election; Retained Share Election Procedure."

FRACTIONAL SHARES

  Fractional shares of Company Common Stock will not be issued in the Merger. Holders of Company Common Stock who elect to retain shares and who would otherwise have been entitled to retain a fraction of a Retained Share (after taking into account all shares of Company Common Stock delivered by such holder) shall receive in lieu thereof a cash payment (without interest) equal to such fraction multiplied by $65.00.

CONDITIONS TO THE MERGER

  The obligations of the Company and MergerCo to consummate the Merger are subject to various conditions, including, without limitation, obtaining requisite stockholder approval, the termination or expiration of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") (see "REGULATORY APPROVALS--Antitrust"), the absence of any injunction or other legal restraint or prohibition preventing the consummation of the Merger or making the such consummation illegal, and the receipt by the Board of Directors of the Company and the managers of MergerCo (the "Managers") of a letter as to the solvency of the Company and its subsidiaries after the Merger.

  MergerCo's obligation to effect the Merger is further subject to, among other things, (i) MergerCo and the Company receiving the proceeds of financing on the terms and conditions set forth in the commitment letters provided to MergerCo at the time of entering into the Recapitalization Merger Agreement or upon terms and conditions which are substantially equivalent thereto and, to the extent not set forth therein, on terms and conditions which are reasonably satisfactory to MergerCo, (ii) MergerCo being reasonably satisfied that the Merger will be recorded as a recapitalization for financial reporting purposes, (iii) there being no suit, action or proceeding by any federal, foreign, state or provincial governmental or regulatory authority ("Governmental Entity") (or any suit, action or proceeding by any other person which has a reasonable likelihood of success) (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Recapitalization Merger Agreement or the Voting Agreements, or seeking to obtain from MergerCo, the Company or any of their respective subsidiaries of affiliates, any damages that are material to any such party (taken as a whole in the case of the Company and its subsidiaries) (b) seeking to prohibit or limit the ownership or operations by MergerCo or the Investors of the Company of any material portion of the business or assets of the Company and its subsidiaries taken as a whole, (c) seeking to impose limitations on the ability of the Investors to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including, without limitation, the right to vote the Company Common Stock on all matters properly presented to the stockholders of the Company or (d) seeking to prohibit MergerCo or any of its affiliates from effectively controlling, in any material respect or any material portion of the business, properties, assets or operations of the Company and its subsidiaries taken as a whole. See "THE MERGER--Recent Developments; Material Uncertainty of Consummating the Merger" "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Conditions to Consummation of the Merger" and "REGULATORY APPROVALS."

REGULATORY APPROVALS

  Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notification have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division"), and the applicable waiting period has expired or been terminated. The Investors and the Company have filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division, and on August 13, 1998, the waiting period was terminated. No foreign regulatory filings are required in connection with the consummation of the Merger. See "REGULATORY APPROVALS."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  For United States Federal income tax purposes, stockholders who receive the Cash Consideration in exchange for all or a portion of their shares of Company Common Stock pursuant to the Merger will be treated as selling a portion of such shares to the Investors and having a portion of such shares redeemed by the Company; both types of transactions--sale of shares and redemption of shares--will be taxable to the stockholders. Depending on each stockholder's particular circumstances, stockholders may recognize a capital gain or loss and/or ordinary dividend income with respect to the receipt of such cash. See "THE MERGER--Material Federal Income Tax Consequences."

TREATMENT OF COMPANY STOCK OPTIONS

  The Recapitalization Merger Agreement provides that, except as otherwise may be agreed to by the Company, with the consent of MergerCo, and employees identified by MergerCo prior to the Effective Time, each outstanding Company Stock Option (as defined under "THE MERGER--Effect on Stock Options and Employee Benefit Matters") granted under the Company's Option Plans (as defined under "THE MERGER--Effect on Stock Options and Employee Benefit Matters") will be canceled by the Company and terminated, and each holder of a Company Stock Option who executes an agreement acknowledging the cancellation of such Company Stock Option, whether or not then exercisable, shall be entitled to receive as soon as practicable after the Effective Time from the Company in consideration for such cancellation an amount in cash (less applicable withholding taxes, but without interest) equal to the product of (i) the number of shares of Company Common

Stock previously subject to such Company Stock Option, multiplied by (ii) the positive excess, if any, of $65.00 over the exercise price per share of the shares of Company Common Stock previously subject to such Company Stock Option. Pursuant to the Recapitalization Merger Agreement, the Company has agreed that prior to the Effective Time it shall take all steps necessary or appropriate under the Option Plans to effect the foregoing as of the Effective Time. A limited number of key executive officers who wish to continue their employment with the Company following the Merger will also have the option to retain an indirect equity interest in the Company by electing to receive stock units in lieu of the cash payment described above for the cancellation of Company Stock Options and thereby defer taxes on the amounts that would otherwise have been received. In the event that a key executive officer elects to receive stock units, the Company will establish a book account for the purpose of crediting each such employee with that number of stock units having a value equal to the amount of consideration such employee would have received had his or her Company Stock Options been cashed out in full at the Effective Time. See "THE MERGER--Effect on Stock Options and Employee Benefit Matters."

  The Recapitalization Merger Agreement also provides that the Company will take all necessary action prior to the Effective Time to terminate the Company's Employee Stock Purchase Plan as of the Effective Time. It is anticipated that following the Effective Time, no holder of a Company Stock Option nor any participant in any of the Option Plans will have any right thereunder to acquire equity securities of the Company pursuant thereto following the Merger and will be entitled to receive only the amount described in the preceding paragraph. See "THE MERGER--Effect on Stock Options and Employee Benefit Matters."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of the Company's management and the Board of Directors have certain interests in the Merger that are in addition to, and may conflict with, their interests as stockholders and the interests of other stockholders of the Company. The Board of Directors was aware of these interests and considered them in addition to certain other matters (described under "THE MERGER-- Background of the Merger" and "--Recommendation of the Board of Directors; Reasons for the Merger") in approving the Recapitalization Merger Agreement and the transactions contemplated thereby.

  Pursuant to severance and certain other agreements entered into with certain executives of the Company, such executives will be entitled to certain payments if their employment is terminated other than for "cause" or "good reason" following the consummation of the Merger. See "THE MERGER--Interests of Certain Persons in the Merger." The Recapitalization Merger Agreement provides that the officers of MergerCo will be the officers of the Company following the Merger and, in connection therewith, it is expected that the employment of Mr. Lewis Rubin, the President and Chief Executive Officer of the Company, Michael J. Soja, Vice President and Chief Financial Officer of the Company, and, in the event that the Company's marine container business is managed by a third party or sold, Frederick M. Gutterson, Vice President, XTRA International, will be terminated. In such event, such persons will be entitled to the payment of such severance benefits. See "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Board of Directors and Officers of the Company following the Merger."

  Pursuant to the Recapitalization Merger Agreement, except as discussed above, Company Stock Options (as defined under "THE MERGER--Effect on Stock Options and Employee Benefit Matters") held by directors, officers and employees of the Company will be canceled and such holders, upon acknowledgment of the holder of such cancellation, will be entitled to receive an amount in cash (less applicable withholding taxes, but without interest) equal to the product of (i) the number of shares of Company Common Stock previously subject to such Company Stock Options multiplied by (ii) the positive excess, if any, of $65.00 over the exercise price per share (see above, "Treatment of Company Stock Options").

  Pursuant to the Recapitalization Merger Agreement, the Company has agreed to, to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or By-laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation whether civil, criminal, administrative, or investigative (x) arising out of or pertaining to the transactions contemplated by the Recapitalization Merger Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's Restated Certificate of Incorporation, as amended (the "Company Certificate of Incorporation"), or By-laws or any applicable existing indemnification agreement, including certain individual indemnification agreements entered into by the Company and its directors and officers. In addition, the Recapitalization Merger Agreement provides that for a period of six years after the Effective Time, subject to certain conditions, the Surviving Corporation will maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to, or better than, those then applicable to directors and officers of the Company. See "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT-- Indemnification and Insurance."

  The Recapitalization Merger Agreement provides that, on or prior to the Effective Time, the Company, at the request of MergerCo, will enter into a management agreement with Apollo (or an affiliate thereof) pursuant to which the Company will agree to pay an annual management fee of $1 million and agree to continue to receive financial advisory services from Apollo and its designees on an ongoing basis with compensation to be determined, all on terms reasonably satisfactory to MergerCo. If the Merger is consummated in accordance with the Recapitalization Merger Agreement, then the Surviving Corporation following the Merger shall pay to Apollo or any designee, on the closing date of the Merger, a fee of $12.5 million in cash, for arranging the transactions contemplated by the Recapitalization Merger Agreement (including the financing thereof). See "THE MERGER--Interests of Certain Persons in the Merger."

  Prior to the Effective Time, the Company will enter into a Registration Rights Agreement (as defined in "RISK FACTORS--Shares Eligible for Future Sale; Effect on Prevailing Market Prices") with the Investors which will provide, among other things, that the Investors may require the Company to register their shares of Company Common Stock under the Securities Act.

MERGER FINANCING

  The Company expects that, assuming the Merger occurred as of June 30, 1998, approximately $1.27 billion of funds will be required to (i) finance the payment of the Merger Consideration (excluding Retained Shares), (ii) cash out Company Stock Options, (iii) repay Company indebtedness, and (iv) pay the fees and expenses expected to be incurred in connection with the Merger. It is contemplated that, at the Effective Time, the Company will concurrently enter into (i) the Senior Facilities consisting of a $625 million term facility and a $250 million revolving facility, and (ii) a subordinated facility (the "Subordinated Facility") consisting of an issuance of $500 million senior subordinated notes (the "Senior Subordinated Notes") or the $500 million Bridge loan that would be anticipated to be replaced with debt securities substantially similar to the Senior Subordinated Notes as soon as practicable after the Effective Time (the Senior Facilities and the Subordinated Facility, collectively, the "Merger Financing"). See "THE MERGER--Merger Financing."

  The approximate sources of funds in connection with the Merger are set forth in the following table, assuming the Merger occurred as of June 30, 1998.

                           SOURCES AND USES OF FUNDS
                             (MILLIONS OF DOLLARS)

  SOURCES:

   Senior Facilities(1)................................................. $  478
   Bridge Loan..........................................................    500
   Equity(2)............................................................    292
                                                                         ------
     Total Sources...................................................... $1,270
                                                                         ------
   USES:
   Cash Consideration(3)................................................ $  967
   Cash settlement of stock options.....................................     12
   Refinancing of indebtedness(4).......................................    215
   Fees and expenses....................................................     76
                                                                         ------
     Total Uses......................................................... $1,270
                                                                         ======

--------
(1) An additional $147 million will be available on a delayed-draw basis under the term facility and $250 million will be available under the revolving facility, in each case, after the Effective Time.
(2) Equity represents cash to be contributed to MergerCo by the Investors; excludes equity of $33 million retained by existing holders of Company Common Stock.
(3) Comprised of $967 million payment for the repurchase of 14.9 million shares of Company Common Stock at $65.00 per share.
(4) Reflects refinancing of Company's existing credit facilities and repurchasing of Series B Medium Term Notes. The Company's Series C Medium Term Notes and its capitalized lease obligations will remain outstanding after the Merger. The Company intends, prior to Closing, to offer to repurchase the Series B Medium Term Notes and to seek the consent of the noteholders to the deletion of certain covenants contained therein. If the Company is not successful in obtaining the consent of a sufficient number of noteholders to modify the terms thereof or determines for any reason not to proceed with the repurchase, the Company intends to defease such notes and to establish a debt defeasance fund in connection therewith. See "PRO FORMA CAPITALIZATION."

  At the time of execution of the Recapitalization Merger Agreement, MergerCo received the Commitment Letter from CSI, Chase and CSFB to provide the Credit Facilities. The commitment is subject to various conditions. See "THE MERGER-- Merger Financing."

  The Company has been advised by CSI and Chase that they have informed MergerCo that, in view of current market conditions, they would exercise their right under the Commitment Letter to change the pricing, terms, and structure of the financing. In addition, Apollo, on behalf of MergerCo, recently indicated to the Company that in view of current market conditions it does not believe that MergerCo would be able to obtain the financing necessary to consummate the Merger. The Commitment Letter will terminate in accordance with its terms on November 30, 1998 if no amounts have been funded thereunder. The Recapitalization Merger Agreement provides that if the transaction is not consummated on or prior to November 30, 1998, either MergerCo or the Company will be able to terminate the transaction, to the extent that the terminating party is not in breach of the agreement. In light of current circumstances, including, without limitation, the notice from Apollo and the position expressed by CSI and Chase, there can be no assurances that the Merger will be consummated. See "THE MERGER--Recent Developments; Material Uncertainty of Consummating the Merger," "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Conditions to Consummation of the Merger," and "--Termination."

MARKET PRICE DATA AND DIVIDENDS

  The Company Common Stock is listed for trading on the NYSE under the symbol "XTR." On June 18, 1998, the last trading day before public announcement of the execution of the Recapitalization Merger Agreement, the last sale price of the Company Common Stock as reported on the NYSE was $46 1/16 per share. On October 28, 1998, the most recent practicable date prior to the first mailing of this Proxy Statement/Prospectus, the last sale price of the Company Common Stock as reported on the NYSE was $40 1/2 per share. For additional information concerning historical market prices of the Company Common Stock, see "MARKET PRICE DATA AND DIVIDENDS."

STOCKHOLDERS' APPRAISAL RIGHTS

  In connection with the Merger, stockholders of the Company will be entitled to demand appraisal rights in respect of their shares of Company Common Stock under Section 262 ("Section 262") of the General Corporation Law of the State of Delaware (the "DGCL"), subject to the satisfaction by such stockholders of the conditions for appraisal rights pursuant to Section 262, including the requirement that the stockholder (i) deliver to the Company, prior to the vote being taken on the Merger at the Special Meeting, written notice of his or her intent to demand payment for his or her shares of Company Common Stock if the Merger is effected and (ii) not vote in favor of the Merger. The full text of
Section 262 is included as Annex D to this Proxy Statement/Prospectus. See "STOCKHOLDERS' APPRAISAL RIGHTS" and Annex D.

TERMINATION OF THE RECAPITALIZATION MERGER AGREEMENT

  The Recapitalization Merger Agreement may be terminated at any time prior to the Effective Time notwithstanding approval thereof by the stockholders of the Company or equityholders of MergerCo: (i) by mutual written consent duly authorized by the Board of Directors of the Company and the Managers of MergerCo; (ii) by either MergerCo or the Company, (a) if any Governmental Entity has issued an order, decree, ruling or taken any other action (which order, decree, ruling or other action the parties to the Recapitalization Merger Agreement will use their respective reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Merger or transactions contemplated by the Recapitalization Merger Agreement or prohibiting MergerCo to acquire or hold or exercise rights of ownership of the Company Common Stock (including under the Voting Agreements) and such order, decree, ruling or other action shall have become final and non-appealable, or
(b) if the Merger shall not have been consummated on or before November 30, 1998, provided that the right to terminate the Recapitalization Merger Agreement for such cause will not be available to the party whose action or failure to act caused or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constituted a breach of the Recapitalization Merger Agreement, (iii) by MergerCo, if (a) any required approval of the stockholders of the Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof, or (b) if the Company shall have (1) withdrawn, modified or amended in any respect adverse to MergerCo its approval or recommendation of the Recapitalization Merger Agreement or any of the transactions contemplated by the Recapitalization Merger Agreement, (2) failed to include in the Proxy Statement mailed to its stockholders such recommendation, (3) recommended any Acquisition Proposal (as defined under "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT-- Limitation on Solicitations") from a person other than MergerCo or any of its affiliates or (4) resolved to do any of the foregoing, (iv) by the Company if prior to receipt of the required approval of stockholders of the Company, the Board of Directors approves an Acquisition Proposal on terms which the Board of Directors has determined in good faith (a) to be more favorable to the Company and its stockholders than the transactions contemplated by the Recapitalization Merger Agreement and (b) based upon the advice of its outside counsel, that failing to approve such Acquisition Proposal and terminate the Recapitalization Merger Agreement would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law; provided that the termination for such cause will not be permissible unless and until (1) the Company shall have provided

MergerCo prior written notice at least three business days prior to such termination that the Board of Directors of the Company has authorized and intends to effect the termination of the Recapitalization Merger Agreement for such cause, (2) the Company shall otherwise be in compliance in all material respects with its obligations under the Recapitalization Merger Agreement, and
(3) on or prior to such termination the Company shall have paid to MergerCo the Termination Fee (as defined under "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Expenses and Certain Required Payments"), or (v) by MergerCo, if the Company shall have breached its representations and warranties or the agreements and covenants to be performed by it and such breach is incapable of being cured or not cured within 20 days of receipt of written notice thereof from MergerCo. See "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Termination" and "--Expenses and Certain Required Payments" and "CERTAIN RELATED AGREEMENTS--Voting Agreement."

  The Company will be obligated to pay the Investors a termination fee of $35 million, plus reimbursement of all reasonable out-of-pocket expenses and fees up to $5 million, in the event the Recapitalization Merger Agreement is terminated in any of the following manners: (a) by MergerCo if holders of a majority of the outstanding Company Common Stock fail to approve the Merger,
(b) by MergerCo if the Company shall have (1) withdrawn, modified or amended in any respect adverse to MergerCo its approval or recommendation of the Recapitalization Merger Agreement or any of the transactions contemplated by the Recapitalization Merger Agreement, (2) failed to include in the Proxy Statement mailed to its stockholders such recommendation, (3) recommended any Acquisition Proposal from a person other than MergerCo or any of its affiliates or (4) resolved to do any of the foregoing, (c) by the Company if prior to receipt of the Company Stockholder Approval (as defined under "THE SPECIAL MEETING--Required Vote"), the Board of Directors approves any transaction relating to an Acquisition Proposal on terms which the Board of Directors has determined in good faith (1) to be more favorable to the Company and its stockholders than the transactions contemplated by the Recapitalization Merger Agreement and (2) based upon the advice of its outside counsel, that failing to approve such Acquisition Proposal and terminate the Recapitalization Merger Agreement would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law, or (d) by MergerCo, if the Company shall have breached its representations and warranties or the agreements and covenants to be performed by it and such breach is incapable of being cured or not cured within 20 days of receipt of written notice thereof from MergerCo, provided, that in the case of the foregoing (a) or (d), an Acquisition Proposal shall have been publicly announced or publicly known prior thereto.

CERTAIN RELATED AGREEMENTS

  Voting Agreements. In connection with the Merger, MergerCo has entered into the Voting Agreements with the Funds which are affiliated with Tiger and Trinity, pursuant to which Tiger and Trinity have, among other things, caused the Funds to irrevocably agree (i) to vote all the Subject Shares in favor of the Merger, (ii) to vote the Subject Shares against competing proposals, and
(iii) not to sell or transfer any of the Subject Shares prior to the termination of the Voting Agreements. See "CERTAIN RELATED AGREEMENTS--Voting Agreements."

  In addition, pursuant to the Voting Agreements, the Funds have granted to MergerCo a proxy to vote the Subject Shares in favor of the Merger, which proxy is irrevocable during the term of the Voting Agreements and coupled with an interest. The Funds have also agreed to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

  The covenants and agreements contained in the Voting Agreements with respect to the Subject Shares shall terminate, no party shall have any rights or obligations thereunder and the Voting Agreements shall become null and void and have no further effect, except as otherwise provided herein, immediately following the earliest to occur of (i) the Effective Time or (ii) the termination of the Recapitalization Merger Agreement pursuant to its terms. See "CERTAIN RELATED AGREEMENTS--Voting Agreements."

MERGERCO AND THE INVESTORS

  MergerCo was formed to effect the transactions contemplated by the Recapitalization Merger Agreement and the Voting Agreements and has not engaged in any activities other than those incident to its formation and such transactions. All of the MergerCo Interests are owned by the Investors and certain other private investment funds which are affiliated with the Investors.

  The principal executive offices of MergerCo are located at 2 Manhattanville Road, Purchase, New York 10577.

                       SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected financial data for the Company for each of the fiscal years in the five-year period ended September 30, 1997 and for the nine-month periods ended June 30, 1998 and 1997, respectively. The selected financial data for each of the fiscal years in the five-year period ended September 30, 1997 have been derived from the Company's audited financial statements. The selected financial data for the nine months ended June 30, 1998 and 1997 have been derived from the Company's unaudited interim financial statements, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations of the Company for these periods. Operating results for the nine months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the full year. The following data should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                 NINE MONTHS ENDED
                              YEAR ENDED SEPTEMBER 30,               JUNE 30,
                          -------------------------------------  ------------------
                          1993    1994    1995    1996    1997     1997      1998
                          -----  ------  ------  ------  ------  --------  --------
                            (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues................  $ 329  $  355  $  378  $  422  $  435  $    318  $    342
OPERATING EXPENSES:
Depreciation in rental
 equipment..............     94      98     116     146     149       110       113
Rental equipment lease
 financing..............     14       7       2     --      --        --        --
Rental equipment
 operating expenses.....     78      87      86     101     109        80        83
Selling and
 administrative
 expenses...............     32      31      35      40      43        32        33
                          -----  ------  ------  ------  ------  --------  --------
Operating income........    111     132     139     135     134        96       113
Interest expense........     39      34      41      66      63        47        44
                          -----  ------  ------  ------  ------  --------  --------
Pretax income...........     72      98      98      69      71        49        69
Provision for income
 taxes..................     34      41      41      28      28        20        28
                          -----  ------  ------  ------  ------  --------  --------
Net income..............  $  38  $   57  $   57  $   41  $   43  $     29  $     41
                          =====  ======  ======  ======  ======  ========  ========
EARNINGS PER COMMON
 SHARE:
Basic...................  $2.18  $ 3.41  $ 3.40  $ 2.56  $ 2.79  $   1.90  $   2.69
Diluted.................   2.09    3.38    3.39    2.56    2.78      1.90      2.68
OTHER FINANCIAL DATA:
Ratio of earnings to
 fixed charges(1).......    2.6x    3.7x    3.3x    2.0x    2.1x      2.0x      2.6x
Cash provided from
 operations.............  $ 196  $  233  $  237  $  272  $  269  $    181  $    211
Cash used for investment
 activities.............   (161)   (245)   (697)   (210)   (249)     (182)     (129)
Cash provided by (used
 in) financing
 activities.............    (36)    (46)    423     (60)    (24)      --        (79)
Depreciation and
 amortization...........     94      99     111     146     148       110       113
EBITDA(2)...............    203     230     249     280     281       204       225
BALANCE SHEET DATA:
Total assets............  $ 858  $1,005  $1,523  $1,537  $1,585  $  1,571  $  1,558
Total debt..............    359     444     898     892     892       913       818
Stockholders' equity....    280     331     359     342     360       348       392

--------
(1) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense on all obligations, amortization of deferred financing costs and one-third of the rental expense on operating leases, representing that portion of rental expense deemed by the Company to be attributable to interest.
(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization (other than the amortization of deferred financing costs which are included in interest expense). While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. The Company's measure of EBITDA may not be comparable to similarly titled measures of other companies.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

  The following table sets forth selected unaudited pro forma financial data of the Company, as adjusted to give effect to the Merger, which have been derived from, and should be read in conjunction with, the Unaudited Pro Forma Financial Statements, including the notes thereto, appearing elsewhere in the Proxy Statement/Prospectus. The pro forma financial statements have been prepared assuming the Bridge Loan is taken down, given the current market conditions for high yield securities such as the Senior Subordinated Notes. The pro forma financial statements also reflect the financial terms for such Bridge Loan and the Senior Facilities which are currently enumerated in the Commitment Letter. MergerCo has informed the Company that, based on current market conditions and after having reviewed the matter with CSFB and CSI, it does not believe that it is presently feasible to place the Senior Subordinated Notes on terms reasonably satisfactory to MergerCo. However, if the Senior Subordinated Notes were to be placed, the interest rate borne by the Notes, in all likelihood, would be higher than that to be borne by the Bridge Loan. In the event that the Senior Subordinated Notes are placed with a higher interest rate, the pro forma loss would be greater than that currently presented in the pro forma financial statements. See "UNAUDITED PRO FORMA FINANCIAL STATEMENTS." The selected pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the Merger and Merger Financing had been consummated on the dates indicated, nor are they necessarily indicative of future operating results or financial position.

                                                            NINE MONTHS ENDED
                                                                JUNE 30,
                                             YEAR ENDED     -----------------
                                         SEPTEMBER 30, 1997   1997      1998
                                         ------------------ --------  --------
                                                (MILLIONS OF DOLLARS)
INCOME STATEMENT DATA:
Revenues................................        $435        $    318  $    342
OPERATING EXPENSES:
Depreciation on rental equipment........         149             110       113
Rental equipment operating expenses ....         109              80        83
Selling and administrative expense......          45              33        34
                                                ----        --------  --------
Operating income........................        $133        $     95  $    112
OTHER FINANCIAL DATA:
Depreciation and amortization...........         152             112       116
Capital expenditures....................         249             182       129
Interest expense(1).....................         147             110       107
Ratio of earnings to fixed charges......         0.9x            0.8x      1.0x

                                                                   JUNE 30, 1998
                                                                   -------------
BALANCE SHEET DATA:
Total assets......................................................    $1,587
Total debt........................................................     1,565
Stockholders' deficit.............................................      (314)

--------
(1) Excludes amortization of deferred financing costs. See "UNAUDITED PRO FORMA FINANCIAL STATEMENTS."

                        MARKET PRICE DATA AND DIVIDENDS

  The Company Common Stock is listed on the NYSE and trades under the symbol "XTR." The approximate number of record holders as of October 27, 1998 was
729. The following table sets forth the range of high and low sale prices of the Company Common Stock on the NYSE Composite Tape and dividends declared during fiscal years ended September 30, 1996, 1997 and 1998.

                                                                      DIVIDENDS
                                                 HIGH        LOW      DECLARED
                                                 -----       ----     ---------
      1996: First Quarter.....................   $ 44 3/4    $41 5/8    $.16
            Second Quarter....................     46 3/4     39 3/4     .18
            Third Quarter.....................     47 3/8     44 1/4     .18
            Fourth Quarter....................     45 7/8     40 1/2     .18
      1997: First Quarter.....................     47 1/8     40 1/8     .18
            Second Quarter....................     43 3/4     40 1/2     .20
            Third Quarter.....................     49         41 1/4     .20
            Fourth Quarter....................     57 1/4     42         .20
      1998: First Quarter.....................     60         50         .20
            Second Quarter....................     66 1/16    57 3/4     .22
            Third Quarter.....................     64 13/16   45 1/2     .22
            Fourth Quarter ...................     62 7/8     46 5/16     --
            First Quarter (through October 28,
      1999: 1998).............................     46 3/4     37 1/2      --

  On June 18, 1998 the last trading day before public announcement of the Recapitalization Merger Agreement, the last sale price of the Company Common Stock as reported on the NYSE was $46 1/16 per share.

  On October 28, 1998, the most recent practicable date prior to the mailing of this Proxy Statement/Prospectus, the last sale price of the Company Common Stock as reported on the NYSE was $40 1/2 per share.

  The Company paid quarterly cash dividends on the Company Common Stock from January 1977 through the third quarter of 1998. The Company agreed in the Recapitalization Merger Agreement not to pay dividends on the Company Common Stock pending consummation of the Merger. Following the Merger, the Company intends to retain earnings of the Company for working capital, repayment of indebtedness, capital expenditures and general corporate purposes. No dividends on shares of Company Common Stock are presently contemplated to be made following the Merger. See "RISK FACTORS--Discontinuation of Dividends."

  The Company's sources of funds for the payment of dividends on its capital stock are advances and dividends from its direct and indirect wholly-owned subsidiaries, including XTRA, Inc. The primary sources of funds for XTRA, Inc. are cash flows from operations, advances from its subsidiaries, and external financing. The Company's loan agreements contain covenants that restrict the payment of dividends or repurchases of Company Common Stock by the Company and certain loan agreements contain covenants that restrict advances to and payment of dividends to the Company by its subsidiaries, including XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the repurchase of Company Common Stock and/or the amount of cash dividends which could be paid on the Company's capital stock was limited to $153 million at June 30, 1998. The Company has agreed in the Recapitalization Merger Agreement not to repurchase any shares of Company Common Stock pending consummation of the Merger.

  STOCKHOLDERS OF THE COMPANY SHOULD OBTAIN CURRENT MARKET QUOTATIONS FOR COMPANY COMMON STOCK.

                                 RISK FACTORS

  The Company's stockholders should consider carefully the factors set forth below as well as the other information set forth in this Proxy
Statement/Prospectus in evaluating whether to retain shares of Company Common Stock and/or vote in favor of the Recapitalization Merger Agreement and the Merger.

THE TRANSACTION

CONTROL BY THE INVESTORS

  Upon completion of the Merger, 90% of the outstanding shares of Company Common Stock will be held by the Investors. Accordingly, the Investors will control the Company and have the power to elect all of its directors, appoint new management and approve any action requiring the approval of the holders of Company Common Stock, including adopting amendments to the Company's Certificate of Incorporation and approving mergers or sales of all or substantially all of the Company's assets. The directors elected by the Investors will have the authority to effect decisions affecting the capital structure of the Company, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. See "--Substantial Leverage."

  The Investors will have the ability to obtain a change-in-control premium on the sale of their shares, which premium may not be available to the Company's public stockholders. In addition, the existence of a controlling stockholder of the Company may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding Company Common Stock. A third party would be required to negotiate any such transaction with the Investors and the interests of the Investors may be different from the interests of other Company stockholders.

DELISTING; ILLIQUIDITY OF COMPANY COMMON STOCK; REDUCED PUBLIC FLOAT

  The Company anticipates that it will be able to, and if so able, intends to, delist the Company Common Stock from the NYSE upon or following the Merger, and it is the Company's intention that following the Merger the Retained Shares will not be listed on any national securities exchange or quoted on the NASDAQ Stock Market Inc.'s National Market. Such delisting is likely to have a material adverse effect on the trading market for and liquidity, and may have a material adverse effect on the market value of, Retained Shares, even if the Company continues to be a reporting company under the Exchange Act and continues to file periodic reports (including annual and quarterly reports) required to be filed thereunder.

  Upon any such delisting, shares of the Company Common Stock would trade, if at all, only in the over-the-counter market. Although prices in respect of trades may be published by the National Association of Securities Dealers, Inc. on its electronic bulletin board and "pink sheets," quotes for such shares would not be as readily available; accordingly, it is anticipated that following the Merger, the Company Common Stock will trade much less frequently than the Company Common Stock traded prior to the Merger, which may have a material adverse effect on the market value of the Retained Shares. See "THE MERGER--Delisting; Deregistration."

  There also will be substantially fewer shares of Company Common Stock held by the public holders of Company Common Stock after the Effective Time than prior to the Effective Time. This reduced market capitalization could cause the market price of the shares of Company Common Stock to be subject to significant fluctuations. In addition, following the Effective Time, factors such as announcements by the Company of variations in its quarterly financial results, analysts' estimates of the Company's financial results, industry-wide results, changes in economic conditions, competitive developments, sales of substantial blocks of the securities of the Company by the holders thereof, and the issuance of stock in connection with future financings or corporate transactions among other things, could cause dilution to the public holders of Company Common Stock and cause the market price of the Company's shares to fluctuate significantly. See "MARKET PRICE DATA AND DIVIDENDS."

TERMINATION OF SEC REPORTING

  If, as a result of the Merger, shares of Company Common Stock are held by fewer than 300 stockholders of record, the Company may deregister the Company Common Stock under the Exchange Act. If the Company Common Stock is so deregistered, the Company will not be required to comply with the proxy or periodic reporting requirements of the Exchange Act and does not plan to provide any reports or information to public stockholders other than pursuant to the right of such stockholders to inspect the books and records of the Company as required by the DGCL. As a result, the information available to stockholders on the business and financial condition of the Company would be reduced, which could have a material adverse effect on the value of the Company Common Stock. The Company may be required to file with the Commission and distribute to holders of any Senior Subordinated Notes issued in connection with the Merger Financing, to the extent required pursuant to the terms of any instruments governing such Notes, copies of the financial information that would have been contained in annual reports and quarterly reports, including management's discussion and analysis of financial condition and results of operations, that the Company would have been required to file with the Commission pursuant to the Exchange Act. However, even if so required, the Company will remain subject to such reporting obligations only until such notes are repaid, or, by their terms, no longer require the Company to be subject to such reporting obligations.

SUBSTANTIAL LEVERAGE

  As of June 30, 1998, after giving pro forma effect to the Merger and the Merger Financing and the application of the net proceeds therefrom, the Company would have had (i) $1.565 billion of consolidated indebtedness and
(ii) a stockholders' deficit of $314 million because the Cash Consideration to be paid to the Company's stockholders and all of the expenses relating to the Merger will be charged to earnings and stockholders' equity.

  The degree to which the Company will be leveraged may have important consequences for the Company, including that: (i) the ability of the Company to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be on terms favorable to the Company due, in part, to the likely loss of the Company's investment grade credit ratings; (ii) a substantial portion of the Company's cash flow will be used to pay the Company's interest expense, which will reduce the funds that would otherwise be available to the Company for its operations, capital expenditures and future business opportunities; (iii) a substantial decrease in net operating cash flows or an increase in expenses of the Company could make it difficult for the Company to meet its debt service requirements and force it to modify its operations; (iv) the Company may be more highly leveraged than its competitors which may place it at a competitive disadvantage; and (v) the Company's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally. Any inability of the Company to service its indebtedness or obtain additional financing, as needed, would have a material adverse effect on the Company. A significant portion of the indebtedness to be incurred by the Company to finance the Merger will bear interest at variable rates. Any increase in the interest rates on the Company's indebtedness will reduce funds available to the Company for its operations and future business opportunities and will exacerbate the consequences of the Company's leveraged capital structure. In addition, the substantial leverage will have a negative effect on the Company's net income and ratio of earnings to fixed charges. See "THE MERGER--Merger Financing" and "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA."

RESTRICTIVE DEBT COVENANTS

  In connection with consummating the transactions contemplated by the Recapitalization Merger Agreement, the Borrower (as defined in "THE MERGER-- Merger Financing") will enter into the Merger Financing to, among other things, (i) finance the payment of the Merger Consideration, (ii) cash out Company Stock Options, (iii) repay Company indebtedness, (iv) pay the fees and expenses incurred in connection with the Merger and (v) raise funds for general corporate purposes. The credit agreement to be entered into as part of the Merger Financing (the "Credit Agreement") is expected to contain a number of significant covenants of the Borrower and its subsidiaries, including, without limitation, restrictions on (i) indebtedness, (ii) liens, (iii) guarantee obligations, (iv) mergers, acquisitions and other business combinations, (v) sales of assets, (vi) dividends and other payments in respect of capital stock, (vii) capital expenditures, (viii) investments, loans and advances, (ix) optional payment or modification of certain debt of the Borrower, (x) transactions with affiliates and (xi) various financial covenants. The indebtedness outstanding under the Credit Agreement will be guaranteed by each of the Borrower's domestic subsidiaries and will be secured by a first priority lien on substantially all of the properties and assets of the Borrower and its subsidiaries (excluding capital stock), now owned or acquired later. In addition, under the Credit Agreement, the Borrower will also be required to comply with financial covenants with respect to (i) a maximum leverage ratio; (ii) a balance sheet test; (iii) a minimum interest coverage ratio; and (iv) a minimum fixed charge coverage ratio. If the Borrower were unable to borrow under the Credit Agreement due to a default, it would be left without sufficient liquidity.

  In addition, the Bridge Loan anticipated to be issued as part of the Merger Financing, or alternatively, the indenture (the "Indenture") governing the Senior Subordinated Notes, is expected to contain certain covenants that will restrict, among other things, the ability of the Borrower and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends or make certain other restricted payments, (iii) incur liens, (iv) apply net proceeds from certain asset sales, (v) merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Borrower, (vi) enter into certain transactions with affiliates, or (vii) incur other senior subordinated indebtedness. See "THE MERGER--Merger Financing."

FRAUDULENT TRANSFER CONSIDERATIONS

  The payment of the cash portion of the Merger Consideration to holders of Company Common Stock pursuant to the Merger, as well as any cash paid in lieu of fractional shares, may be subject to review under federal or state fraudulent transfer laws in the event the Company is the subject of a bankruptcy filing. Under such laws, if a court in a lawsuit by a creditor or a representative of creditors of the Company, such as a trustee in bankruptcy, were to find that, at the time of, or after giving effect to the Merger and the related transactions including the financing of such transactions, the Company (i) was insolvent or rendered insolvent thereby, (ii) was engaged in a business or transaction for which its remaining assets constituted an unreasonably small amount of capital, (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured, or (iv) intended to hinder, delay or defraud current or future creditors and, in the case of clauses (i), (ii) and (iii), that the Company did not receive reasonably equivalent value or fair consideration in the Merger, such court could void all or a part of the payment of the cash received by the stockholders in the Merger and require that the stockholders, including stockholders exercising appraisal rights, return all or a portion of such consideration to the Company or to a fund for the benefit of its creditors. If a court were to find that the Company came within any of clauses (i) through
(iv) above, the Company, or its creditors or the trustee in bankruptcy, could seek to avoid the grant of security interests to the lenders under Senior Facilities. This would result in an event of default with respect to indebtedness incurred under such facilities which, under the terms of such indebtedness (subject to applicable law), would allow the lenders to terminate their obligations thereunder and to accelerate repayment of such indebtedness. Any default in the Senior Facilities could result in a cross-default in other debt instruments of the Company.

  The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. Generally, a company would be considered insolvent for purposes of the foregoing if (i) the sum of such company's debts including contingent liabilities is greater than all such company's property at a fair valuation, (ii) the present fair saleable value of such company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or (iii) the company incurred obligations beyond its ability to pay as such obligations become due. There can be no assurance as to the standards a court would use to determine whether the Company was solvent at the relevant time.

  In the course of its deliberations concerning the Recapitalization Merger Agreement, the Board of the Company was advised of the fraudulent conveyance risks and the relevant legal principles set forth above. It is a condition to consummation of the Merger that the Company receive a solvency opinion. Based upon its discussions with its advisors and financing sources, the Company fully anticipates receiving such a solvency opinion. However, such solvency opinion would not be binding on a court and there can be no assurance that a court could not determine that the Company was insolvent at the time of or after giving effect to the Merger.

SHARES ELIGIBLE FOR FUTURE SALE; EFFECT ON PREVAILING MARKET PRICES;

  All shares issued to the Investors in the Merger will be "restricted stock" as that term is defined in Rule 144 under the Securities Act, and initially will not be freely saleable in the public market without registration under the Securities Act. Subject to applicable law and certain restrictions agreed to in a certain shareholders' agreement to which the Investors are a party (the "Shareholders' Agreement"), the Investors could sell any or all of the shares of Company Common Stock owned by them from time to time for any reason. Following the Effective Time, pursuant to a Registration Rights Agreement, to be dated as of the Effective Time (the "Registration Rights Agreement"), to be entered into by the Company, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Interpool, and Atlas, the Investors will be entitled to certain demand rights to require the Company file a registration statement under the Securities Act for the sale of their Company Common Stock and will also be entitled to include their Company Common Stock in certain registration statements filed for the benefit of the Company. Sales of substantial amounts of Company Common Stock or the availability of such shares for sale could adversely affect prevailing market prices.

PRORATION RELATING TO COMMON STOCK

  As described herein, the election of record holders of Company Common Stock to retain Retained Shares or to receive the Cash Consideration pursuant to the Merger is subject to certain proration procedures set forth in the Recapitalization Merger Agreement. Accordingly, if the Merger is consummated, stockholders will not necessarily receive the type of consideration specified in their respective elections. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Proration."

DISCONTINUATION OF DIVIDENDS

  It is anticipated that following the Effective Time (as defined in "THE MERGER--The Effective Time of the Merger"), the terms of any debt instruments to be entered into in connection with financing the transactions contemplated by the Recapitalization Merger Agreement will prohibit or otherwise restrict the future payment of dividends by the Company. No dividends on shares of Company Common Stock are presently contemplated to be made following the Merger. In addition, the Company is expected to have a stockholders' deficit following the consummation of the Merger. See "UNAUDITED PRO FORMA FINANCIAL STATEMENTS." Under applicable Delaware law, the Company is able to pay dividends on its stock only in limited circumstances at a time when it has a stockholders' deficit. As a result, until the Company has a stockholders' surplus, the Company would be unlikely to be in a position to pay dividends even if the terms of the debt instruments allowed for the payment of dividends.

THE COMPANY

VARIABLE REVENUES AND OPERATING RESULTS

  The Company's revenues may vary significantly from period to period while a high percentage of its operating costs are fixed. As a result of the variability of the Company's revenues and the Company's limited ability to reduce its fixed operating costs, the Company's profitability may be cyclical and subject to significant fluctuation from period-to-period. The Company's revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization (the ratio of revenue earning equipment to the total fleet). Some of the factors which affect lease rates and working units are competition, economic conditions and world trade activity, the supply and demand for available equipment, aggressive purchasing of equipment by the Company's customers and competitors leading to an excess supply of equipment and reduced lease rates and utilization, shifting traffic trends in the industry, severe adverse weather conditions, strikes by transportation unions and other factors in the freight transportation industry. The Company's fixed costs include depreciation, a portion of rental equipment operating expenses and selling and administrative expenses.

AVAILABILITY OF NEW EQUIPMENT

  New equipment is built to the Company's specifications and reflects industry standards and customer needs. The Company obtains new equipment from a number of manufacturers. Certain of these manufacturers have consolidated and, in the process, eliminated manufacturing facilities. These manufacturers are, in turn dependent on the prompt delivery and supply of the components required to assemble the trailers, chassis and containers. Historically delivery times have varied from three to fifteen months from when the order is placed, and there can be no assurance that equipment will be available at the times or of the types needed by the Company. In addition, it is difficult to accurately predict demand for the Company's equipment in future periods. As a result, the Company's performance in a given period may be adversely affected because of its inability to quickly increase fleet size because of extended back orders to take advantage of unexpectedly strong demand.

COMPETITION

  Leasing transportation equipment is a highly competitive business and is affected by factors related to the transportation market. Lease terms and lease rates, as well as availability, condition and size of equipment and customer service are all important factors to the lessee. The Company has many competitors, some of which have leasing fleets that are larger in size than the Company's leasing fleet and some of which have greater resources. Various types of transportation equipment compete for freight movement. Over-the road trailers, intermodal trailers, marine and domestic containers and railroad rolling stock are all potential vehicles for the movement of freight.

CUSTOMER CONSOLIDATION; REDUCED CUSTOMER BASE

  Certain industries in which the Company competes, including trucking and shipping, are in the process of consolidation. As a result of this consolidation, the Company's customers may be better able to manage their equipment requirements and may seek increased efficiencies through direct ownership of equipment. In such event, the ratio of leased equipment to owned equipment may decrease, which could reduce the overall market for the Company's services.

SUFFICIENCY OF COMMITTED FINANCING

  The acquisition of new equipment, both for growth as well as replacement of older equipment, requires significant capital. In addition, over the past several years, the Company has grown its fleet through acquisitions of other companies such as Strick Lease, Inc. and Matson Leasing Company, Inc., requiring additional capital. The Company plans to continue to pursue acquisition opportunities. Historically, the Company generally has had available a variety of sources to finance such expenditures and acquisitions at favorable rates and terms. However, the availability of such capital depends heavily upon prevailing market conditions, the Company's capital structure, and its credit ratings. In connection with the Merger, the Company will become substantially more leveraged and will be subject to significant operating restrictions under the terms of the instruments governing its indebtedness. See "--Substantial Leverage" and "--Restrictive Debt Covenants." The Company's leverage and restrictive covenants in its financing agreements will limit the amount that the Company may borrow and may limit the Company's available financing sources as well as the rates and terms on which the Company may obtain financing. No assurances can be given that the Company will be able to obtain sufficient financing on terms that are acceptable to it to fund its operations and capital expenditures or to enable the Company to take advantage of favorable acquisition opportunities.

DIFFICULTY IN EXECUTING POST-MERGER BUSINESS STRATEGY

  The Company's ability to implement its post-Merger business strategy will depend on numerous factors, many of which are beyond the control of the Company. Factors such as increased competition, or an economic downturn, may offset any improved operating results that are attributable to such a strategy. After the Effective Time, the Company's management may decide to alter or discontinue certain parts of the post-Merger business strategy described herein and may adopt alternative or additional strategies. In addition, there can be no assurance that such a strategy, if implemented, will be successful or will improve operating results. See "THE COMPANY--Business Strategy."

FORECASTS; LIMITS OF RELIABILITY

  The forecasts set forth under the "THE MERGER--Certain Forecasts; Limits of Reliability," while presented with numerical specificity, are based upon a number of estimates and assumptions which, though considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, including those set forth herein under "RISK FACTORS," all of which are difficult to predict and many of which are beyond the control of the Company, and upon assumptions with respect to future business strategies and decisions which are subject to change. The forecasts were not prepared with a view toward compliance with published guidelines of the Commission, the American Institute of Certified Public Accountants, any regulatory or professional agency or body or generally accepted accounting principles. Moreover, Arthur Andersen LLP, the Company's independent public accountants, has not compiled, examined or performed any procedures regarding the forecasts and accordingly, does not express any opinion or any other form of assurance with respect thereto, and assumes no responsibility for and disclaims any association with the forecasts. While the Company believes the forecasts are based upon reasonable assumptions and estimates, actual results will vary and such variations may be material. Forecasts; Limits of Reliability are necessarily speculative in nature, and it is usually the case that one or more of the assumptions underlying the forecasts will not materialize. The Company prepared these estimates in February through April 1998 and the Company does not intend to update or revise the forecasts to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events. Stockholders are cautioned not to place undue reliance on any of the forecasts included herein. See "THE MERGER--Certain Forecasts; Limits of Reliability."

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED

  The purpose of the Special Meeting is to consider and vote upon the Merger Proposal and the Stock Option Plan. If the Recapitalization Merger Agreement and the transactions contemplated thereby are approved by the stockholders of the Company, MergerCo will merge with and into the Company and 14,872,903 of the 15,372,903 shares of Company Common Stock outstanding as of the close of business on the Record Date will be converted into the right to receive $65.00 per share in cash. Existing stockholders will retain the remaining 500,000 shares of Company Common Stock, with cash to be paid in lieu of fractional shares. If the Merger is approved and consummated, all of the MergerCo Interests issued and outstanding immediately prior to the Effective Time will be converted into 4,500,000 shares of Company Common Stock. As a result of the Merger, the holders of MergerCo Interests immediately prior to the Merger will hold 90% of the shares of Company Common Stock expected to be outstanding after the Merger. See "THE MERGER" and "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT."

  THE BOARD OF DIRECTORS (WITH THE EXCEPTION OF ROBERT B. GOERGEN, WHO WAS NOT PRESENT AT THE TIME THE VOTE WAS TAKEN, BUT WHO INDICATED HIS SUPPORT FOR THE MERGER BY PHONE ON JUNE 18, 1998, PRIOR TO THE MEETING) HAS UNANIMOUSLY APPROVED THE RECAPITALIZATION MERGER AGREEMENT AND RECOMMENDS A VOTE FOR APPROVAL OF THE RECAPITALIZATION MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. CERTAIN MEMBERS OF THE BOARD OF DIRECTORS HAVE CERTAIN INTERESTS IN THE MERGER THAT ARE IN ADDITION TO, AND MAY CONFLICT WITH, THEIR INTERESTS AS STOCKHOLDERS AND THE INTERESTS OF OTHER STOCKHOLDERS OF THE COMPANY. SEE "THE MERGER--INTERESTS OF CERTAIN PERSONS IN THE MERGER."

  In addition to consideration of the Merger Proposal and the Stock Option Plan, stockholders will be asked to transact any other business properly brought before the Special Meeting. The Board of Directors of the Company is not presently aware of any such other business.

REQUIRED VOTE

  Approval and adoption of the Recapitalization Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Company Common Stock held by stockholders of record as of the close of business on the Record Date (the "Company Stockholder Approval"). As of the Record Date, Tiger and Trinity beneficially owned, through the Funds, 6,664,300 shares of Company Common Stock representing approximately 43.5% of the outstanding shares of the Company Common Stock entitled to vote at the Special Meeting. Tiger and Trinity have caused the Funds to irrevocably agree, pursuant to the Voting Agreements, to vote all the shares held by them in favor of the approval and adoption of the Recapitalization Merger Agreement and the transactions contemplated thereby. Approval of the Stock Option Plan requires the affirmative vote of a majority of shares present and entitled to vote at the Special Meeting.

VOTING AND REVOCATION OF PROXIES

  Shares of Company Common Stock that are entitled to vote and are represented by a proxy properly signed and received at or prior to the Special Meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. If a proxy is signed and returned without indicating any voting instructions, shares of Company Common Stock represented by such proxy will be voted FOR the Merger Proposal and the Stock Option Plan. The Board of Directors is not currently aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, the persons appointed as proxies will have the discretion to vote or act thereon in accordance with their best judgment, unless authority to do so is withheld in the proxy. The persons appointed as proxies may not exercise their discretionary voting authority to vote any such proxy in favor of any adjournments or postponements of the Special Meeting if instruction is given to vote against the approval of the Recapitalization Merger Agreement.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the shares represented by such proxy are voted at the Special Meeting by (i) attending and voting in person at the Special Meeting, (ii) giving notice of revocation of the proxy at the Special Meeting or (iii) delivering to the Secretary of the Company (a) a written notice of revocation or (b) a duly executed proxy relating to the same shares and matters to be considered at the Special Meeting, bearing a date later than the proxy previously executed. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed to the Company at 60 State Street, Boston, Massachusetts 02109, Attention: Secretary, and must be received before the taking of the vote at the Special Meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

  Only holders of Company Common Stock at the close of business on the Record Date, November 2, 1998, will be entitled to receive notice of and to vote at the Special Meeting. At the close of business on the Record Date, the Company had issued and outstanding and entitled to vote 15,372,903 shares of Company Common Stock.

  The presence in person or by proxy of the outstanding shares of Company Common Stock representing a majority of the shares entitled to vote is necessary to constitute a quorum for the transaction of business. Abstentions will be counted as present for the purposes of determining whether a quorum is present.

  Because the required vote of the stockholders on the Recapitalization Merger Agreement and the Merger is based upon the total number of outstanding shares of Company Common Stock, the failure to submit a proxy card (or to vote in person at the Special Meeting) or the abstention from voting by a stockholder (including broker non-votes) will have the same effect as an "against vote" with respect to approval and adoption of the Recapitalization Merger Agreement and the Merger. Because the required vote of the stockholders on the Stock Option Plan is based upon the total number of shares of Company Common Stock present and entitled to vote, any abstention with respect to the approval of the Stock Option Plan will have the effect of an "against vote" with respect to such proposal, while a broker nonvote will not affect the outcome of the vote on the Stock Option Plan. Proxies delivered to the Company's Secretary that do not contain any instruction to vote for or against the particular matter will be voted in favor of such matter.

  If a quorum is not obtained, or if fewer shares of Company Common Stock are voted in favor of approval and adoption of the Recapitalization Merger Agreement and Merger than the number required for approval, it is expected that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes, and, at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting, except for any proxies which have theretofore effectively been revoked or withdrawn.

SOLICITATION OF PROXIES

  The Company will bear the cost of the solicitation of proxies and the cost of printing and mailing this Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of the Company may solicit proxies from stockholders of the Company by telephone, telegram or by personal interview. Such directors, officers and employees will not be additionally compensated for any such solicitation but may be reimbursed for reasonable out-of-pocket expenses in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons and the Company will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

  The Company has retained Morrow & Co., Inc. for an estimated fee of $4,000, plus reimbursement of reasonable out-of-pocket expenses, to aid in the solicitation of proxies from the holders of the Company Common Stock. The fees of Morrow & Co., Inc. will be paid by the Company. If you have any questions or require additional material, please call John Ferguson at (212) 754-8000.

  NO ACTION IS REQUIRED AT THIS TIME FOR STOCKHOLDERS TO ELECT THE CASH CONSIDERATION. UNLESS STOCKHOLDERS MAKE AN AFFIRMATIVE ELECTION TO RECEIVE THE RETAINED SHARES IN ACCORDANCE WITH THE ENCLOSED FORM OF ELECTION, THEY WILL BE DEEMED TO HAVE ELECTED THE CASH CONSIDERATION. STOCKHOLDERS ELECTING THE CASH CONSIDERATION SHOULD NOT RETURN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL, AND THEN ONLY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED THEREIN. STOCKHOLDERS ELECTING THE RETAINED SHARES SHOULD RETURN THEIR STOCK CERTIFICATES TOGETHER WITH THE ENCLOSED FORM OF ELECTION PURSUANT TO THE INSTRUCTIONS CONTAINED IN SUCH FORM OF ELECTION. SEE "THE MERGER-- RETAINED SHARE ELECTION; RETAINED SHARE ELECTION PROCEDURE," AND "--PROCEDURES FOR EXCHANGE OF CERTIFICATES" FOR INSTRUCTIONS ON EXCHANGING STOCK CERTIFICATES FOR CASH CONSIDERATION AND ELECTING THE RETAINED SHARES.

                                  THE MERGER

BACKGROUND OF THE MERGER

  On March 15, 1990, an opposing slate of directors nominated by a committee of the Company's stockholders was elected to replace the then-current Board of Directors. Over the course of the next year, the Board of Directors implemented a program designed to increase stockholder value. Among other actions implemented by the Board was the termination of the Company's Rights Agreement in order to eliminate obstacles to acquisition proposals.

  In October 1993, Tiger, on behalf of certain investment funds managed by Tiger, filed a Schedule 13G with the Securities and Exchange Commission disclosing that Tiger had acquired approximately 11.5% of the outstanding shares of the Company Common Stock. In August 1994, Tiger filed a Schedule 13D in which it disclosed that it had further increased its ownership position in the Company to approximately 20.5%, but continued to indicate that it had acquired the additional shares for investment purposes.

  Beginning in October 1994, the Board of Directors considered a three-part approach for improving stockholder value, consisting of continued investment in the existing business, including product line extensions, pursuit of external growth opportunities and institution of a stock repurchase program. Conversations with Tiger during the fall of 1994 indicated that Tiger viewed a stock repurchase program as a program which would enhance shareholder value. The Executive Committee of the Board and the full Board of Directors considered implementation of a stock repurchase program at various meetings between October and December 1994 as a means of enhancing stockholder value and to provide a source of liquidity for the Company's stockholders.

  On January 6, 1995, Lewis Rubin, President of the Company, and Robert Goergen, Chairman of the Board, met with Julian Robertson, the majority owner of Tiger, to discuss opportunities to enhance XTRA stockholder value and provide a source of liquidity to its stockholders. Mr. Robertson indicated that Tiger was an advocate of significant share repurchases and was considering having conversations with other parties regarding a possible sale of the Company. On January 9, 1995, Robert Goergen had a meeting with Mr. Robertson at which a possible sale of the Company was again noted by Mr. Robertson. Mr. Rubin had a subsequent telephone conversation with Thomas Macauley, an employee of Tiger, who mentioned the possibility of instituting a significant stock buy-back program as an alternative to a sale of the Company.

  On January 11, 1995, Tiger filed an amendment to the Schedule 13D disclosing that it had increased its ownership to approximately 23% of the outstanding shares of the Company Common Stock. In the Schedule 13D, Tiger indicated in its filing that it had held discussions from time to time with the Company's management regarding the Company and means of enhancing stockholder value. Tiger also stated that as part of its ongoing review of its investment in the shares of Company Common Stock, it was currently exploring and may explore from time to time in the future a variety of alternatives to enhance stockholder value, including such extraordinary transactions as a merger or a sale of the Company.

  On January 26, 1995, the Board of Directors authorized a stock repurchase program of up to $100 million. In connection with the repurchase program, Mr. Goergen indicated that the Company's plan to continue to improve stockholder value included three key elements: continued growth of the Company's existing business, external growth opportunities and timely stock repurchases.

  In additional Schedule 13D amendments through May 1995, Tiger disclosed that it had further increased its ownership position in the Company to 32.3%. In November 1995, Mr. Goergen and Robert Gintel, Vice Chairman of the Board met with Mr. Robertson and Mr. Griffin, the President of Tiger. Messrs. Goergen and Gintel indicated that if Tiger was interested, the Board would consider nominating a designee of Tiger to the Board. In July 1997, Tiger indicated to the Company that it would like a member of Tiger to be elected as a director of the Company. Accordingly, on August 5, 1997, Michael D. Bills, a Senior Managing Director of Tiger, was appointed to the Board of Directors of the Company.

  On July 18, 1997, Trinity, an investment fund affiliated with members of the Bass family of Texas (together with individual members of the Bass family and others (collectively, the "Trinity Group")), filed a Schedule 13D with the Commission disclosing that the Trinity Group had acquired approximately 10% of the outstanding Company Common Stock. The Trinity Group indicated that it held its shares of Company Common Stock for investment purposes but that it had, and expected to continue to have, discussions with management of the Company concerning various operational and financial aspects of the Company's business, including discussions with management and other stockholders of the Company concerning various ways of maximizing long-term stockholder value. Prior to July 18, 1997, the Company's management had met with representatives of Trinity by phone and in person to discuss the Company's business in a manner typical of its discussions with other stockholders. The Nominating Committee of the Board of the Company also met with Mr. Christodolou of Trinity and recommended his election to the Board. On January 29, 1998, Mr. Christodolou was appointed to the Board of Directors of the Company.

  In order to further consider appropriate means to enhance stockholder value, on May 1, 1997, the Company engaged Corporate Decisions, Inc. ("CDI"), a management consulting firm, to undertake a corporate strategic study of the Company. CDI did an extensive review of each of the Company's businesses, their strategies and market positions, and assessed the opportunities to enhance stockholder value presented by each separate product line. CDI's summary report indicated that the Company's opportunities to increase value were principally in continued growth of the over-the-road leasing sector, expansion into less capital-intensive areas of the transportation business, and given the relatively small market share of the international marine-container leasing operation, either significant growth or a sale of that division. Barring significant and prompt progress on those strategic initiatives, CDI felt that the Company should be sold to maximize stockholder value. The final CDI findings (the "CDI Report") were presented to the Executive Committee on September 29, 1997 and to the Board of Directors on September 30, 1997.

  On December 18, 1997, the Board authorized Mr. Rubin to obtain proposals from investment banking firms regarding a possible sale of all or a portion of the Company.

  On January 29, 1998, Mr. Rubin presented to the Board of Directors a response to the CDI Report which concluded and recommended that the best way to improve stockholder value was to engage an investment banking firm to explore the potential sale of the Company. After reviewing the proposals received from investment banking firms, the Executive Committee authorized Mr. Rubin to negotiate a contract with Goldman Sachs.

  After discussing the alternative approaches to enhancing stockholder value, the Board authorized Mr. Rubin to explore with various investment banking firms the potential sale of all or a portion of the Company. In early March 1998, the Company engaged Goldman Sachs to advise the Company in connection with potential strategic alternatives, including the possible sale of all or a portion of the Company and authorized Goldman Sachs to inquire, on a confidential basis, whether selected companies or firms might be interested in pursuing a transaction with the Company.

  During February and March 1998, management of the Company held various meetings with representatives of Goldman Sachs, and Goldman Sachs began the process of gathering information on the level of interest of various third parties in pursuing a possible transaction with the Company.

  During March and April 1998, Goldman Sachs contacted approximately 35 potential strategic buyers who operate in the Company's business or in related businesses and approximately 27 potential financial buyers to determine their interest in receiving non-public information concerning the Company so that they could more fully evaluate the Company. Twenty-six of those parties contacted, including Apollo, executed customary confidentiality agreements in order to receive non-public information for evaluation purposes.

  During April 1998, the Company's management provided certain of these parties with non-public information. Five of the parties who executed confidentiality agreements requested further meetings with management. In the course of these meetings, members of the Company's management made clear to each potential buyer management's desire to seek a transaction that was in the best interest of the Company's stockholders. Certain potential transaction partners asked whether they would have the opportunity to negotiate arrangements with members of the Company's management in order to insure management's participation in a transaction. In response, the Company's management stated that they would remain flexible and do whatever was in the best interest of the Company and its stockholders, but that no substantive discussions regarding arrangements for management's retention or participation could take place until such time, if any, as all of the material terms of a definitive transaction were agreed upon. Management's position in part was determined by the Board's direction that all qualified third parties be given a meaningful opportunity to participate so that the best possible transaction for the Company's stockholders could be achieved.

  On April 27, 1998, four parties, including Apollo, submitted written non-binding indications of interest to engage in an acquisition transaction with the Company and were invited to participate in a more detailed due diligence process. Of the four parties submitting indicative bids, three, including Apollo, were financial buyers of the type frequently referred to as "leveraged buy-out firms". Certain of the financial buyers indicated that they might be interested in structuring a transaction in a manner to qualify as a recapitalization for accounting purposes, with existing stockholders to retain a small equity stake in the Company, and contemplating the incurrence by the Company of a substantial amount of indebtedness. Each such firm indicated that the range of value in its proposal was very preliminary, and was subject to completion of its due diligence investigations of the Company, and revision or complete withdrawal for any reason. A fifth party subsequently requested that it be permitted to participate in the due diligence process even though it did not submit a written indication of interest.

  On April 30, 1998, the Board met to review the status of the discussions with third parties and the indications of interest received. Goldman Sachs reviewed the process that management, at the direction of the Board of Directors, had commenced with the assistance of Goldman Sachs. At that meeting, Goldman Sachs presented a description of the indications of interest received, including stated price ranges, form of consideration, sources of financing, any proposed relationships with management and employees, due diligence requirements, closing issues and other terms. In the course of its deliberations, the Board was advised by Ropes & Gray, legal counsel to the Company and the Board, and considered its fiduciary duties to the Company and its stockholders, including the duties of care and loyalty. Following these presentations, the Board discussed the appropriate long-term strategy for the Company. The Board, upon consultation with Ropes & Gray and Goldman Sachs, concluded that the levels of interest indicated by the potential transaction partners warranted further investigation so that the Board could make a fully informed decision as to the appropriate long-term strategy for the Company, including whether or not the Company should pursue a transaction involving a change of control with a third party at that time. As a result, the Company's management and its advisors were instructed to continue the process of soliciting binding proposals from the parties that had expressed interest in pursuing such a transaction (including the fifth party referred to above).

  Between May 13, 1998 and June 4, 1998, each of the five parties conducted its due diligence investigation of the Company. In addition, the Company's management made formal presentations to each of the five parties concerning the operations and financial condition of the Company.

  On June 8, 1998, at the request of the Company, Goldman Sachs delivered a draft merger agreement that had been prepared by the Company and its legal counsel to each of the five interested parties, together with instructions that the Company expected such parties to submit a binding written proposal by 5:00 p.m. on June 15, 1998, together with a marked copy of the draft agreement indicating the changes such parties would require prior to executing the agreement. Management and Goldman Sachs, pursuant to the Board's instructions, communicated to each party that any bids were expected to include the terms of all relevant financing commitments, as the Board was interested only in transaction proposals with respect to transactions for which there would be a relatively high level of certainty of completion.

  On June 15, 1998, Goldman Sachs received, on behalf of the Company, three written proposals and one oral proposal. The values of the per-share cash consideration contained in the proposals ranged up to $61.00.

The proposal submitted by Apollo (the "Apollo Proposal") contemplated a merger with an entity to be formed by Apollo and Interpool that would qualify as a recapitalization for accounting purposes and in which the Company's stockholders would, subject to proration, be able to elect to receive, with respect to each share of Company Common Stock, $61.00 in cash or one retained share of Company Common Stock such that the existing stockholders would retain 10% of the shares to be outstanding following the Merger. The amount of Retained Shares was required by the Investors based upon the Investors' desire to have existing stockholders retain an equity interest in the Company consistent with the Merger being a recapitalization. The Apollo Proposal included detailed financing commitments covering all aspects of the financing that would be required in connection with such proposal.

  On June 16, 1998, the Executive Committee of the Board of Directors met to review the proposals received by the Company. At that meeting, Goldman Sachs reviewed the solicitation process that management, at the direction of the Board of Directors, had commenced with the assistance of Goldman Sachs and Ropes & Gray. Goldman Sachs presented a detailed summary of the terms contained in each of the proposals received, including the stated price ranges, the form of consideration, sources of financing, transaction structure, any proposed relationship with management of the Company, due diligence requirements, closing conditions provisions, and other terms. Legal counsel discussed the fiduciary and other Delaware law issues involved in the transactions of the types proposed.

  After further discussion and analysis, Mr. Bills indicated that he did not believe that Tiger would support the Apollo Proposal unless the offer was increased to $65.00 per share acquired by the Investors. On that basis and at that price, the Executive Committee authorized management, Goldman Sachs and Ropes & Gray to negotiate an agreement with Apollo and Interpool for presentation to the full Board of Directors.

  On the morning of June 17, 1998, representatives of Goldman Sachs, at the direction of the Executive Committee, contacted Apollo and requested that Apollo increase its offer to $65.00 per share acquired by the Investors. In addition, Apollo was asked to consider certain modifications to some of the contractual provisions that Apollo had included with its formal proposal, including that: (i) any eligible Company employee who is employed at the Effective Time would be entitled to a normal retirement fund contribution for the Company's fiscal year; and (ii) any Company employee who participates in the Incentive Plan (as defined in "THE MERGER--Effect on Stock Options and Employee Benefit Matters") who is employed at the Effective Time would receive a bonus (or prorated portion thereof) for the Company's fiscal year ended September 30, 1998. Later that day, a representative of Apollo contacted Goldman Sachs to inform them that Apollo would increase its offer to $65.00 per share acquired by the Investors.

  Later on June 17, 1998, representatives of Apollo met with Michael J. Soja, Vice President and Chief Financial Officer of the Company, together with Apollo's and the Company's legal counsel, as well as Goldman Sachs, to negotiate the substantive terms of a merger agreement submitted by Apollo in connection with its bid. These negotiations proceeded through the evening of June 18, 1998.

  At a meeting on the evening of June 18, 1998, the Board received presentations from Ropes & Gray and Goldman Sachs and evaluated whether or not the Company should enter into the proposed merger with the Investors. Goldman Sachs reviewed financial and comparative analyses with respect to the proposed transaction. Ropes & Gray reviewed the legal standards applicable to its review of the proposed transaction, including the duties of care and loyalty owed to the Company and its stockholders and also reviewed for the Board the regulatory process that would apply to the transaction. In addition, Ropes & Gray reviewed in detail the terms of the Recapitalization Merger Agreement negotiated with Apollo and Interpool, including the requirement that the Company pay a termination fee in the event the Merger Agreement is terminated in certain circumstances. Legal counsel explained that the amount of the termination fee had been negotiated on an arms length basis in relation to the size of the transaction and that the amount of the termination fee was consistent with termination fees payable in similar transactions. In the course of its deliberations, the Board was advised of and considered the fraudulent conveyance risks and the relevant legal principles set forth under "RISK FACTORS--Fraudulent Conveyance Risks". In order to protect the Company and its stockholders from such risks, the Board sought advice from its advisors and was informed that the consummation of the Merger was conditioned upon the Board and the Company receiving a solvency opinion from an independent expert as to the solvency of the Company after giving effect to the transaction.

  At this meeting, Goldman Sachs advised the Board that it was prepared to render an opinion to the Board to the effect that, as of that date, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Recapitalization Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex C and is incorporated herein by reference. At the conclusion of the meeting, the Board determined that the Merger was fair to and in the best interest of the Company and its stockholders and, by unanimous vote of those present and voting (with the exception of Robert B. Goergen, who was not present at the time the vote was taken, but who indicated his support for the Merger by phone on June 18, 1998, prior to the meeting), approved and adopted the Recapitalization Merger Agreement and the transactions contemplated thereby. Early the next morning, the parties executed the Recapitalization Merger Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS; REASONS FOR THE MERGER

  At its meeting on June 18, 1998, by unanimous vote of those present and voting (with the exception of Robert B. Goergen, who was not present at the time the vote was taken, but who indicated his support for the Merger by phone on June 18, 1998, prior to the meeting), the Board of Directors approved and adopted the Recapitalization Merger Agreement and the transactions contemplated thereby and recommended that the Company's stockholders approve the Recapitalization Merger Agreement. The recommendation by the Board that holders of Company Common Stock approve and adopt the Recapitalization Merger Agreement is not, and should not be considered to be, a recommendation that stockholders elect to retain or, alternatively, that stockholders do not elect to retain, shares of Company Common Stock held by them in the Merger.

  The decision of the Board to approve, and recommend adoption and approval by the holders of Company Common Stock of, the Recapitalization Merger Agreement, was the result of a considered and deliberate process, conducted by the Board over a five-month period, to seek the greatest possible value for the holders of Company Common Stock. In the course of reaching its decision to approve the Recapitalization Merger Agreement and the Merger, the Board consulted with the Company's investment banker and legal counsel and considered the following factors:

    (a) that the consideration to be paid and shares of Company Common Stock retained in the Merger, valued at $65.00 per share, represents a premium for Company Common Stock of approximately 41% over the closing price of $46 1/16 per share of Company Common Stock on June 18, 1998, the trading date preceding the announcement of the proposed Merger. The Board of Directors considered that shares of Company Common Stock had traded below $50.00 per share for a significant period of time and for as low as $39 3/4 during the preceding two years, meaning that the Merger offered a premium to stockholders compared to recent historical price levels of Company Common Stock;

    (b) the Company's business, financial condition, results of operations, business strategy and prospects, as well as the uncertainties associated with those prospects;

    (c) a balancing of the risks and benefits of the other strategic alternatives available to the Company, including continuing as an independent entity. In this regard, the Board of Directors considered the opportunities available to the Company for increasing stockholder value as set forth in the CDI Report. Of the strategic alternatives available to the Company, the Merger was determined by the Board of Directors to be the alternative which would yield the best results for the stockholders of the Company from a financial point of view;

    (d) the written opinion of Goldman Sachs to the effect that, based upon and subject to various considerations (and the analyses presented to the Board of Directors of the Company underlying such opinion) set forth in such opinion dated June 18, 1998, that the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Recapitalization Merger Agreement is fair, from a financial point of view, to such holders. Although the opinion of Goldman Sachs was based upon an assumption that the holders will receive cash for approximately 97% of the shares and retain the balance of such shares, the Board considered that, as a worst case scenario, if the Company's stockholders were to determine (in general) that they did not wish to retain shares of Company Common Stock, each of such stockholders would be guaranteed to receive cash for 97% of his or her shares under the Merger and could be forced (through the pro ration mechanics) to retain only a relatively immaterial amount of equity. At the same time, the Board considered that to the extent stockholders wished to retain an equity interest in the Company, the ability to retain even a small number of shares, together with the possibility of retaining a larger percentage of equity (assuming other stockholders in general did not elect to retain their entire equity interest) was a desirable alternative. In general, the Board placed relatively little weight on the retained equity component of the consideration being offered;

    (e) the Board's desire to enable the stockholders of the Company to achieve liquidity with respect to substantially all of their investment in the Company at a fair price and the Board's conclusion that the Merger of the Company was the best way to achieve such liquidity in the foreseeable future;

    (f) the Board's view that the terms of the Recapitalization Merger Agreement, as reviewed by the Board with the legal advice of Ropes & Gray and the financial advice of Goldman Sachs, is advisable and fair to the Company and the holders of the Company Common Stock because it provides the Company and the stockholders with flexibility to accept, under certain circumstances, a third-party proposal and to terminate the Recapitalization Merger Agreement. The Board considered that the proposed termination fee represented approximately 3 1/2% of the Merger Consideration, an amount which was consistent with the amounts payable in other similar transactions. (See "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Termination");

    (g) the terms and conditions of the Recapitalization Merger Agreement and related matters, including closing conditions, termination rights, the cash-out of Company stock options and MergerCo and the Investor's representations and warranties, all of which were the product of arm's-length negotiations;

    (h) the fees and expenses to be paid to an affiliate of Apollo (or its designee), respectively, including in addition to the reimbursement of out-of-pocket expenses, (i) a fee of $12.5 million for arranging the transactions contemplated by the Recapitalization Merger Agreement (including the financing thereof) and (ii) an annual fee of $1 million for providing financial advisory and other management services after consummation of the Merger;

    (i) the terms and conditions of the Voting Agreements, pursuant to which, among other things, the Funds, owning approximately 43.5% of the issued and outstanding shares of Company Common Stock, have agreed to vote, and have granted a related proxy to vote their shares of Company Common Stock, in favor of the Recapitalization Merger Agreement and the Merger;

    (j) that the proposed structure of the Merger treats all stockholders equally by giving all stockholders the opportunity to receive cash for their shares or to retain shares (subject to proration) of Company Common Stock (with the exception that if the stockholders of the Company elect to retain more than 500,000 shares, in the aggregate, of Company Common Stock, a stockholder owning 33 or fewer shares may not be able to retain any shares after proration is applied, as fractional shares of Company Common Stock will not be issued in the Merger);

    (k) that the Apollo Proposal represented the most attractive proposal resulting from a considered and deliberate sale process conducted by the Board, with the assistance of Goldman Sachs and management, to maximize stockholder value; and

    (l) the fact that the Recapitalization Merger Agreement requires the Merger to be submitted to the stockholders for approval, which allows for an informed vote of the stockholders on the merits of the transaction without requiring a tender of shares or other potentially coercive transactions and the fact that the Recapitalization Merger Agreement provides that it may be terminated by the Company if approval of the holders of a majority of the outstanding Company Common Stock is not received.

  In addition to the foregoing, the Board considered certain negative factors of the Merger to the Company and the stockholders, including the following:

    (a) that recently the Company Common Stock had traded at a level slightly higher than the Merger Consideration and that the per share transaction premium was negative 1.5% based on the all time high price of the Company Common Stock which occurred on March 16, 1998. (see "MARKET PRICE DATA AND DIVIDENDS"),

    (b) the reduced liquidity, following the Merger, of the Company Common Stock to be retained by the stockholders, it being noted that with the availability of only 500,000 Retained Shares in the aggregate and the limited liquidity for such shares, stockholders may have difficulty selling the Company Common Stock or obtaining prices equivalent to those that would exist in a more liquid market; See "RISK FACTORS - Delisting; Illiquidity of Company Common Stock; Reduced Public Float"; and

    (c) the various transaction-related risks that are more fully described under "RISK FACTORS."

  The foregoing discussion of the information and factors discussed by the Board of Directors is not meant to be exhaustive, but includes all material factors considered by the Board. While the Board of Directors considered such factors, it did not quantify or attach any particular weight to such factors, and individual members of the Board may have placed different emphasis on particular positive or negative factors in reaching their determination that the Merger is in the best interest of the stockholders.

  If the holders of the Company Common Stock do not approve and adopt the Recapitalization Merger Agreement, or if the Merger is not consummated for any other reason, the Board expects to continue to operate the Company as an ongoing business.

  The Board has determined that the Recapitalization Merger Agreement and the Merger are advisable and fair to and in the best interests of the Company and its stockholders and has approved the Recapitalization Merger Agreement and the Merger. Accordingly, the Board recommends that stockholders vote FOR approval and adoption of the Recapitalization Merger Agreement and the Merger. See "THE SPECIAL MEETING--Matters to be Considered." Certain members of the Board of Directors have certain interests in the Merger that are in addition to, and may conflict with, their interests as stockholders and the interests of other stockholders of the Company. See "-- Interests of Certain Persons in the Merger."

RECENT DEVELOPMENTS; MATERIAL UNCERTAINTY OF CONSUMMATING THE MERGER

  The Company has been advised by CSI and Chase that they have informed MergerCo that, in view of current market conditions, they would exercise their right under the Commitment Letter to change the pricing, terms, and structure of the financing. In addition, Apollo, on behalf of MergerCo, recently indicated to the Company that in view of current market conditions it does not believe that MergerCo would be able to obtain the financing necessary to consummate the Merger. In light of current circumstances, including, without limitation, the notice from Apollo and the position expressed by CSI and Chase, there can be no assurances that the Merger will be consummated. See "-- Recent Developments; Material Uncertainty of Consummating the Merger," "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Conditions to Consummation of the Merger," and "--Termination."

  The Company has not received any firm proposals from the Investors to restructure or renegotiate the transaction and there can be no assurances that the Company will receive any such proposals. In the event that the Company does receive a proposal from the Investors to renegotiate or restructure the transaction and the Board of Directors accepts such a proposal, if there is a change in the terms of the Merger Financing that would have a material effect on the pro forma financial statements contained in the Proxy Statement/Prospectus, or if there are any material changes affecting the rights of stockholders, the Company will mail to stockholders a revised Proxy Statement/Prospectus reflecting the terms and conditions of the revised transaction and resolicit proxies.

  Pursuant to the Recapitalization Merger Agreement, the parties have agreed to use all reasonable efforts to take all actions necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Recapitalization Merger Agreement. Accordingly, although there can be no assurances that the Merger will be consummated, the Company is proceeding to take the actions required to close the Merger, including the mailing of this Proxy Statement/Prospectus and obtaining stockholder approval of the Merger at the Special Meeting.

OPINION OF THE COMPANY'S FINANCIAL ADVISOR

  On June 18, 1998, Goldman Sachs delivered its written opinion to the Company's Board that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Recapitalization Merger Agreement was fair, from a financial point of view, to such holders.

  THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED JUNE 18, 1998, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX C TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF THE COMPANY COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

  In connection with its opinion, Goldman Sachs reviewed, among other things,
(i) the Recapitalization Merger Agreement; (ii) the Voting Agreements; (iii) the Annual Reports on Form 10-K of the Company for the five fiscal years ended September 30, 1997; (iv) Quarterly Reports on Form 10-Q of the Company for the quarters ended December 31, 1997 and March 31, 1998; (v) certain other communications from the Company to its stockholders; and (vi) certain internal financial analyses and forecasts for the Company prepared by its management without giving effect to the Merger. Goldman Sachs also held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, Goldman Sachs reviewed the reported price and trading activity for the Company Common Stock, reviewed the financial terms of certain recent business combinations in the equipment leasing industry specifically and other industries generally, and performed such other studies and analyses as it considered appropriate.

  Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed with the Company's consent that the financial forecasts provided to it and discussed with it with respect to the Company were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs also assumed with the Company's consent that the Merger will be treated as a recapitalization in accordance with generally accepted accounting principles. Goldman Sachs did not make an independent evaluation or appraisal with respect to the assets and liabilities of the Company or concerning the solvency or fair value of the Company for any state law or federal bankruptcy law purposes, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs did not express any opinion on the prices at which the Company Common Stock are likely to trade following the consummation of the Merger, which may vary depending upon, among other factors, changes in business, market or general economic conditions, liquidity and other factors that generally influence the price of securities. Goldman Sachs' advisory services and the opinion referred to herein were provided for the information and assistance of the Company's Board in connection with its consideration of the transaction contemplated by the Recapitalization Merger Agreement and such opinion does not constitute a recommendation as to how any holder of the Company Common Stock should vote with respect to such transaction or what election any such holder should make in connection with the Merger.

  The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing its written opinion to the Company's Board on June 18, 1998.

    (i) Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Company Common Stock. Such review included Goldman Sachs' presentation of the volume of shares traded at specific prices and the total volume of the Company Common Stock traded as a percentage of the Company Common Stock outstanding during the period June 17, 1996 to June 17, 1998. Based on daily trading prices, such presentation indicated a low range of $40.00 to $41.99 and a high range of $64.00 to $65.99, and a weighted average market price of $48.33 per share, with the volume of the Company Common Stock traded in such period amounting to 93.0% of the total Company Common Stock outstanding.

    Goldman Sachs' analysis indicated that, for the Company Common Stock, the per share transaction premium was (a) 43.6% on June 11, 1997 (i.e., the day on which Tiger publicly announced that it had initiated discussions with the Company regarding representation on the Company's Board), (b) 39.2% on June 17, 1998 (i.e., the day before the definitive Recapitalization Merger Agreement was signed), (c) 34.5% based on a two-year weighted average share price, and (d) negative 1.5% based on the all time high price of the Company Common Stock, which occurred on March 16, 1998.

    (ii) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples relating to the Company to corresponding financial information, ratios and public market multiples for six publicly traded corporations which primarily provide operating leases and related services (the "Operating Lessor Companies") and six publicly traded commercial finance corporations (the "Commercial Finance Companies" and, together with the Operating Lessor Companies, the "Selected Companies"). The Operating Lessor Companies consisted of Ryder System Inc., GATX Corporation, Rollins Truck Leasing Corp., Electro Rent Corporation, Interpool and McGrath Rentcorp. The Commercial Finance Companies consisted of The CIT Group, Inc., The FINOVA Group Inc., Comdisco, Inc., Heller Financial, Inc., Financial Federal Corp. and DVI, Inc. The Selected Companies were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company.

    Goldman Sachs calculated and compared various financial multiples and ratios for the Company and the Selected Companies based on the closing market prices of their common stock as of June 17, 1998 and publicly available financial information as of March 31, 1998. (The multiples and ratios for Electro Rent Corporation and Financial Federal Corp. were based on publicly available financial information as of February 28, 1998 and January 31, 1998, respectively.) Goldman Sachs' analysis of price/earnings ("P/E") ratios for the Selected Companies (based on calendarized median estimates provided by Institutional Brokers Estimate System ("IBES")) indicated for the Operating Lessor Companies and the Commercial Finance Companies, median 1997 P/E ratios of 14.7x and 20.2x, respectively, estimated median 1998 P/E ratios of 13.9x and 17.1x, respectively, and estimated median 1999 P/E ratios of 12.3x and 14.5x, respectively, compared to 1997, estimated 1998 and estimated 1999 P/E ratios of 15.1x, 12.6x and 11.7x, respectively, for the Company.

    Goldman Sachs considered for the Selected Companies levered market capitalization as a multiple of latest twelve months ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA"). Such analysis indicated median levered multiples of LTM EBITDA of 5.7x and 13.7x, respectively, for the Operating Lessor Companies and the Commercial Finance Companies, compared to a levered multiple of LTM EBITDA of 5.1x for the Company.

    Goldman Sachs also considered for the Operating Lessor Companies and the Commercial Finance Companies, (a) median IBES long term growth rates of 12% and 16%, respectively, compared to an IBES long term growth rate of 11% for the Company; (b) median price multiples of book value of 2.8x and 2.2x, respectively, compared to a price multiple of book value of 1.9x for the Company; (c) median debt to equity ratios of 2.4x and 5.6x, respectively, compared to a debt to equity ratio of 2.1x for the Company; and (d) median 1997 return on equity ("ROE") of 15% and 12%, respectively, compared to a ROE of 12% for the Company.

    (iii) Analysis at Various Prices. Goldman Sachs calculated various multiples for the Company over a range of prices per share of Company Common Stock ranging from $62.91 to $65.00. The range of values was chosen in order to demonstrate the relative effect on transaction multiples if a holder were to ascribe various values to the Company Common Stock to be retained following the Merger, from a value of zero (reflecting a value of total equity consideration of $62.91) (i.e. approximately 97% of the cash portion of the Merger Consideration) to $65.00 per retained share (the value implied by the Merger Consideration). Given that a small portion of the Company Common Stock will be retained following the Merger and that the value of such retained stock is likely to fluctuate, the purpose of such analysis was to determine the transaction multiples derived from the analysis if a holder were to ascribe no value to the Company

  Common Stock to be retained following the Merger. At total consideration for equity of $65 per share, (a) unlevered multiples of net income (based on actual historical results or calendarized IBES estimates, as applicable) ranged from 16.4x to 19.8x for LTM ended March 31, 1998 through 1999, (b) unlevered multiples of the Company's management's calendarized net income estimates were 16.7x and 13.6x, respectively, in 1998 and 1999, (c) levered multiples of EBITDA (based on actual historical results or calendarized projections, as applicable, by the Company's management) ranged from 5.3x to 6.1x for the years 1997 through 1999, and (d) the unlevered multiple of book value as of March 31, 1998 was 2.6x.

    (iv) Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to twelve transactions in the equipment leasing industry since January 1994 that have closed or are still pending (the "Selected Acquisitions"). Goldman Sachs selected the Selected Acquisitions because they involved transactions in the equipment leasing industry; specifically the following transactions: United Rentals/US Rentals; Investor Group/Universal Hospital Services; Atlas Copco/Prime Service; Scotsman Holdings/Cypress/Keystone; HFS/PHH; Questor Partners Fund/Ryder Consumer Truck Rental; General Electric Capital Corporation/Penske Truck Leasing; XTRA Corporation/Matson Leasing--Container Leasing Business; Penske Truck Leasing/Leaseaway Transportation Corporation; MEDIQ Inc./KCI Medical Services (certain assets); American Home Patient Inc./Health Star Medical Inc.; and AT&T Capital Corporation/Avis Leasing. Such analysis indicated that for the Selected Acquisitions, (a) aggregate consideration as a multiple of LTM net income ranged from 5.8x to 38.3x, as compared to 19.8x for the Company, (b) levered aggregate consideration as a multiple of LTM EBITDA ranged from 3.1x to 8.9x, as compared to 6.1x for the Company, and (c) aggregate consideration as a multiple of book value ranged from 1.3x to 4.8x, as compared to 2.6x for the Company.

    (v) Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis for the Company using the Company's management's estimates for the years 1998-2001. Goldman Sachs calculated a net present value of free cash flows using discount rates ranging from 12.5% to 20.0% and a terminal value in 2001 based on 2001 estimated EBITDA multiples ranging from 5.0x to 6.5x. Such analysis indicated implied per share values ranging from $36.74 to $83.09 for the Company Common Stock.

  Goldman Sachs also performed a sensitivity analysis for the years 1998-2001 to consider the impact of variances in free cash flows and/or EBITDA on implied per share values of the Company Common Stock. Based on a variance range of negative 10.0% to positive 10.0%, a terminal value in 2001 based on 2001 estimated EBITDA multiples ranging from 5.0x to 6.5x and a discount rate of 15.0%, the sensitivity analysis indicated implied per share values ranging from $38.24 to $87.42 for the Company Common Stock.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses without attributing relative weights to any analysis or factor considered by it. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction. The analyses were prepared for purposes of Goldman Sachs' providing its opinion to the Company's Board as to the fairness from a financial point of view of the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Recapitalization Merger Agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the Company's Board was one of many factors taken into consideration by the Company's Board in making its determination to approve the Recapitalization Merger Agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth in Annex C hereto.

  Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as manager of various medium-term notes issuances (for which Goldman Sachs has received an aggregate compensation of $125,000 over the past two years) and having acted as the Company's financial advisor in connection with, and having participated in certain of the negotiations leading to, the Recapitalization Merger Agreement. The Company selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.

  Pursuant to a letter agreement dated March 12, 1998 (the "Engagement Letter"), the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee of 0.625% of the aggregate equity consideration, as described in the Engagement Letter, paid in the transaction. Based on the number of shares of Company Common Stock outstanding as of the close of business on the Record Date, and the number of options anticipated to be outstanding as of the date the Merger is consummated, the Company will pay Goldman Sachs a transaction fee of approximately $6.3 million. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws. The Company has represented in the Recapitalization Merger Agreement that the aggregate fees payable to Goldman Sachs in connection with the Merger will not be in excess of $6.5 million.

CERTAIN FORECASTS; LIMITS OF RELIABILITY

  In connection with the evaluation by certain third parties, including Apollo, of a possible transaction involving the Company, the Company prepared certain nonpublic estimates reflecting management's views as to the possible future performance of the Company over the four fiscal years ending in fiscal 2001. These estimates were based upon assumptions which management believed to be reasonable at the time. These estimates are described below because such information was provided to the Investors. The Company prepared these estimates in February through April 1998 and the Company has not updated, and undertakes no responsibility to update, these estimates.

  The key assumptions used in preparing the forecasts for the fiscal years ended September 30, 2001 include: (i) an estimated utilization rate of 87% in each year; (ii) billing rates for the Company's over-the-road fleets increasing by 1% to 3% per year; (iii) billing rates for the remainder of the Company's equipment remaining flat at 1997 levels; (iv) XTRA's fleet size increasing as a result of capital spending for new equipment during this four-year period; (v) rental equipment operating expenses decreasing as a percentage of revenue during the period from 23% in 1998 to 22% in 2001; and
(vi) selling and administrative expenses increasing by approximately 3% per year. This information was provided to the Investors on a confidential basis. A summary of these estimates (collectively, the "Company Estimates") is provided in the following table:

                                                         1998  1999  2000  2001
                                                         ----  ----  ----  ----
   Net Revenue Growth vs. prior year....................   6%    8%    9%    10%
   Operating Income Growth vs. prior year...............  16%   11%   14%    15%
   Net Income (millions)................................ $57   $70   $86   $105

  THE COMPANY ESTIMATES ARE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS SOLELY BECAUSE SUCH INFORMATION WAS PROVIDED TO THE INVESTORS. THE COMPANY ESTIMATES WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE

WITH PUBLISHED GUIDELINES ESTABLISHED BY THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS. THESE ESTIMATES HAVE NOT BEEN UPDATED BY THE COMPANY AND THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE SUCH ESTIMATES. IN ADDITION, BECAUSE THE COMPANY ESTIMATES ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES BEYOND THE COMPANY'S CONTROL, THERE CAN BE NO ASSURANCE THAT THE COMPANY ESTIMATES WILL BE REALIZED; ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE ESTIMATED. SEE "RISK FACTORS." NEITHER THE COMPANY'S AUDITORS NOR ANY OTHER INDEPENDENT ACCOUNTANTS HAVE COMPILED, EXAMINED OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE COMPANY ESTIMATES, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVEABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE FOREGOING PROSPECTIVE FINANCIAL INFORMATION.

  The Company Estimates do not give effect to the Merger or any post-merger business strategy and should be read together with the Company's Consolidated Financial Statements, "RISK FACTORS" and "UNAUDITED PRO FORMA FINANCIAL STATEMENTS" contained herein.

MERGER CONSIDERATION

  Subject to certain provisions as described herein with respect to cancellation of shares of Company Common Stock owned by the Company or any subsidiary of the Company, and with respect to shares subject to appraisal rights, (i) each issued and outstanding share of Company Common Stock (other than shares with respect to which a Retained Share election is made) will be converted, subject to proration, into the right to receive in cash from the Company following the Merger an amount equal to the Cash Consideration of $65.00 in cash, and (ii) each issued and outstanding share of Company Common Stock with respect to which an election to retain Company Common Stock has been made and not withdrawn in accordance with the Recapitalization Merger Agreement will be converted, subject to proration, into the right to receive one Retained Share, with cash to be paid in lieu of fractional shares of Company Common Stock. Upon consummation of the Merger, the existing holders of the Company Common Stock will retain 500,000 shares of the Company Common Stock (approximately 3% of shares of Company Common Stock currently outstanding and 10% of the Company Common Stock outstanding after the Merger) and will receive $65.00 per share in cash for the balance of the Company Common Stock (approximately 97% of shares of Company Common Stock currently outstanding), with cash paid in lieu of fractional shares. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Proration." With respect to certain risks related to retaining Company Common Stock, see "RISK FACTORS."

  In addition, upon consummation of the Merger, all of the MergerCo Interests issued and outstanding immediately prior to the Effective Time will be converted into 4,500,000 shares of Company Common Stock (representing 90% of the shares of Company Common Stock outstanding after the Effective Time of the Merger).

EFFECTIVE TIME OF THE MERGER

  The Merger will become effective upon the filing of the Certificate of Merger, as contemplated by the Delaware Limited Liability Company Act ("DLLCA") and the DGCL (the "Certificate of Merger"), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DLLCA and the DGCL (the time of such filing or such later time as is specified in the Certificate of Merger being the "Effective Time"). The filing of the Certificate of Merger will occur as promptly as practicable after the satisfaction or waiver of the conditions to the Merger. Subject to certain limitations, the Recapitalization Merger Agreement may be terminated by MergerCo or the Company if, among other reasons, the Merger has not been consummated on or before November 30, 1998. See "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Conditions to Consummation of the Merger" and "--Termination."

RETAINED SHARE ELECTION; RETAINED SHARE ELECTION PROCEDURE

  Record holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by the Company or any subsidiary of the Company, which will be canceled and retired, and other than shares of Company Common Stock subject to appraisal rights) can elect to receive a Retained Share for that share, with cash to be paid in lieu of fractional shares of Company Common Stock. Such election is subject to proration so that upon consummation of the Merger, 500,000 shares of Company Common Stock (approximately 3% of the currently outstanding shares) will be retained by existing stockholders and the balance will be exchanged for cash. See "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Proration."

  The Form of Election enclosed with this Proxy Statement is to be used by each record holder of shares of Company Common Stock who elects to express a desire to retain the shares of Company Common Stock held by such holder. The Company will use its best efforts to make the Forms of Election available to all persons who become holders of shares of Company Common Stock during the period between the Record Date and the Election Date, with a copy of the Proxy Statement. Any such holder's election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., eastern standard time on the Election Date, a Form of Election properly completed and signed and accompanied by certificates for the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within three NYSE trading days after the date of execution of such guarantee of delivery).

  Any Form of Election may be revoked by the holder submitting it to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., eastern standard time on the Election Date or (ii) after the Election Date, if (and to the extent that) the Exchange Agent is legally required to permit revocations and the Effective Time shall not have occurred prior to such date. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by MergerCo and the Company that the Merger has been abandoned. If a Form of Election is revoked, the certificate or certificates (or guaranties of delivery, as appropriate) for the Company Common Stock to which such Form of Election relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

  The determination of the Exchange Agent shall be binding with respect to whether or not elections have been properly made or revoked pursuant to the Recapitalization Merger Agreement and when elections and revocations were received by it. If the Exchange Agent determines that any election to retain shares of Company Common Stock was not properly made, such shares shall be treated by the Exchange Agent as shares for which no election was received, and such shares shall be retained or converted in accordance with Section 2.1 and 2.3 of the Recapitalization Merger Agreement. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by the Recapitalization Merger Agreement, and any such computation shall be conclusive and binding on the holders of Company Common Stock. The Exchange Agent may, with the mutual agreement of MergerCo and the Company, make such rules as are consistent with the Recapitalization Merger Agreement for the implementation of the elections provided for therein as shall be necessary or desirable fully to effect such elections.

  NO ACTION IS REQUIRED AT THIS TIME FOR STOCKHOLDERS TO ELECT THE CASH CONSIDERATION. UNLESS STOCKHOLDERS MAKE AN AFFIRMATIVE ELECTION TO RECEIVE THE RETAINED SHARES IN ACCORDANCE WITH THE ENCLOSED FORM OF ELECTION, THEY WILL BE DEEMED TO HAVE ELECTED THE CASH CONSIDERATION. STOCKHOLDERS ELECTING THE CASH CONSIDERATION SHOULD NOT RETURN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL, AND THEN ONLY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED THEREIN. STOCKHOLDERS ELECTING THE RETAINED SHARES

SHOULD RETURN THEIR STOCK CERTIFICATES TOGETHER WITH THE ENCLOSED FORM OF ELECTION PURSUANT TO THE INSTRUCTIONS CONTAINED IN SUCH FORM OF ELECTION. SEE "THE MERGER--RETAINED SHARE ELECTION; RETAINED SHARE ELECTION PROCEDURE," AND--PROCEDURES FOR EXCHANGE OF CERTIFICATES" FOR INSTRUCTIONS ON EXCHANGING STOCK CERTIFICATES FOR CASH CONSIDERATION AND ELECTING THE RETAINED SHARES.

FRACTIONAL SHARES

  No certificates or scrip representing fractional shares of retained Company Common Stock will be issued pursuant to a Retained Share Election in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Company after the Merger. Notwithstanding any other provision of the Recapitalization Merger Agreement, each record holder of shares of Company Common Stock exchanged pursuant to a Retained Share Election in connection with the Merger who would otherwise have been entitled to receive a fractional share of retained Company Common Stock (after taking into account all shares of Company Common Stock delivered by such holder) will receive, in lieu thereof a cash payment (without interest) equal to such fraction multiplied by $65.00.

PROCEDURES FOR EXCHANGE OF CERTIFICATES

  The conversion of shares of Company Common Stock (other than shares subject to appraisal rights) into the right to receive cash or the right to retain shares of Company Common Stock following the Merger will occur at the Effective Time.

  Promptly after the Effective Time, the Exchange Agent will send a letter of transmittal to each holder of Company Common Stock (other than holders of Company Common Stock making a Retained Share Election who have properly submitted Forms of Election and share certificates to the Exchange Agent). The letter of transmittal will contain instructions with respect to the surrender of certificates representing shares of Company Common Stock in exchange for cash and, under certain circumstances, certificates representing shares of Company Common Stock to be retained in the Merger, or the amount of cash in lieu of any fractional interest in a share of Company Common Stock for which the shares represented by the certificates so surrendered are exchangeable pursuant to the Recapitalization Merger Agreement.

  EXCEPT FOR COMPANY COMMON STOCK CERTIFICATES SURRENDERED WITH A FORM OF ELECTION AS DESCRIBED ABOVE UNDER "--RETAINED SHARE ELECTION; RETAINED SHARE ELECTION PROCEDURE," STOCKHOLDERS OF THE COMPANY SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL, AND THEN ONLY IN ACCORDANCE WITH THE TERMS THEREOF.

  As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates at such time which prior thereto represented shares of Company Common Stock shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent, be entitled to the amount of cash, if any, into which the number of shares of Company Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Recapitalization Merger Agreement and a certificate or certificates representing the number of full shares of Company Common Stock, if any, to be retained by the holder thereof pursuant to the Recapitalization Merger Agreement. The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there will be no further transfer on the records of the Company or its Exchange Agent of certificates representing shares of Company Common Stock which have been converted, in whole or in part, pursuant to the Recapitalization Merger Agreement into the right to receive cash, and if such certificates are presented to the Company for transfer, they will be canceled against delivery of cash and, if appropriate, certificates for Retained Shares. Until surrendered as contemplated by the Recapitalization Merger Agreement, each certificate for shares of Company Common Stock will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as provided by the Recapitalization Merger Agreement. No interest will be paid or will accrue on any cash payable as consideration in the Merger or in lieu of any fractional shares of retained Company Common Stock.

  No dividends or other distributions with respect to Company Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate for shares of Company Common Stock with respect to the shares of Company Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to the Recapitalization Merger Agreement until the surrender of such certificate in accordance with the Recapitalization Merger Agreement. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of Company Common Stock issued in exchange therefor, without interest, at the time of such surrender the amount of any cash payable in lieu of a fractional share of Company Common Stock to which such holder is entitled pursuant to the Recapitalization Merger Agreement.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following discussion constitutes the opinion of Ropes & Gray as to the material United States federal income tax considerations generally applicable to Company stockholders in connection with the Merger. The tax treatment described herein may vary depending upon each stockholder's particular circumstances and tax position. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, stockholders who do not hold their Company Common Stock as capital assets and stockholders who have acquired their existing Company Common Stock upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. No ruling from the Internal Revenue Service ("IRS") will be applied for with respect to the federal income tax consequences discussed herein and, accordingly, there can be no assurance that the IRS will agree with the conclusions stated herein. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. Furthermore, certain conclusions as to the tax effect on stockholders are not free from doubt. In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws.

  EACH STOCKHOLDER SHOULD CONSULT THE STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS.

  Characterization of the Merger for Federal Income Tax Purposes. In the opinion of Ropes & Gray, for federal income tax purposes, MergerCo should be disregarded as a transitory entity, and the Merger of MergerCo with and into the Company should be treated as two separate transactions: a sale of a portion of a tendering stockholder's Company Common Stock to the Investors and a redemption of a portion of the stockholder's Company Common Stock by the Company. These two transactions are referred to below respectively as the "Deemed Sale" and the "Redemption."

  Because there is no definitive authority directly on point, it is unclear how the allocation of the Cash Consideration between the Deemed Sale and the Redemption should be determined. It is also unclear how each stockholder's basis in the Company Common Stock should be allocated between the Deemed Sale and the Redemption. The Company intends to take the position that the percentage of a stockholder's Company Common Stock disposed of by the stockholder pursuant to the Merger that will be treated as sold to the Investors in the Deemed Sale will be the percentage of such Company Common Stock equal to (i) the amount contributed to MergerCo by the Investors in exchange for MergerCo Interests divided by (ii) the aggregate amount of cash paid to stockholders pursuant to the Merger. The amount of the total cash proceeds allocable to the Redemption is equal to the balance of the cash proceeds received in the Merger. The IRS could, however, adopt a different approach (e.g., a percentage equal to (i) the increase in debt of the Company divided by (ii) the aggregate amount of cash paid to stockholders pursuant to the Merger, or otherwise) in determining the portion, if any, of a stockholder's Company Common Stock that is treated as redeemed by the Company, which could have an impact if the Redemption is treated as a dividend, as described below, by decreasing (or increasing) the dividend on the Redemption and increasing (or decreasing) the gain (or loss) on the Deemed Sale.

  Stockholders Receiving Cash. As described more fully below, the federal income tax consequences of the Merger with respect to a particular stockholder will depend upon, among other things, (i) whether the stockholder received any cash proceeds pursuant to the Merger, (ii) the extent to which the stockholder is deemed to have sold its Company Common Stock to the Investors in the Deemed Sale or is deemed to have had its Company Common Stock redeemed by the Company in the Redemption and (iii) whether the Redemption of the stockholder's Company Common Stock by the Company will qualify as a sale or exchange under section 302 of the Code. First, to the extent that a stockholder is considered to have sold Company Common Stock to the Investors in the Deemed Sale, such stockholder will recognize either capital gain or loss (assuming the Company Common Stock is held by such stockholder as a capital asset) equal to the difference between the amount realized on the Deemed Sale of Company Common Stock to the Investors (i.e., the cash proceeds properly allocated to such sale) and the stockholder's adjusted tax basis in such Company Common Stock. Second, a stockholder also will recognize either capital gain or loss (assuming the Company Common Stock is held by such stockholder as a capital asset) equal to the difference between the cash proceeds allocable to the Redemption of such stockholder's Company Common Stock and the stockholder's adjusted tax basis in such Company Common Stock, to the extent such Redemption is treated as a sale or exchange under section 302 of the Code with respect to such stockholder. To the extent a stockholder recognizes capital gain or loss in either the Deemed Sale or Redemption, such capital gain or loss will be long-term capital gain or loss if the stockholder has held its Company Common Stock as a capital asset for more than one year.

  Under section 302 of the Code, the Redemption of Company Common Stock will, as a general rule, be treated as a sale or exchange if such Redemption (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder.

  In determining whether any of these section 302 tests is satisfied, stockholders must take into account not only the Company Common Stock that they actually own, but also any Company Common Stock they are deemed to own under the constructive ownership rules set forth in section 318 of the Code. Pursuant to these constructive ownership rules, a stockholder is, in general, deemed to constructively own any Company Common Stock that is owned by certain related individuals or entities and any Company Common Stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

  The Redemption of a stockholder's Company Common Stock will be "substantially disproportionate" with respect to such stockholder if, among other things, the percentage of Company Common Stock actually and constructively owned by such stockholder immediately following the Merger is less than 80% of the percentage of Company Common Stock actually and constructively owned by such stockholder immediately prior to the Merger. Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

  The Redemption of a stockholder's Company Common Stock will result in a "complete redemption" of a stockholder's interest in the Company if (a) all the Company Common Stock actually owned by the stockholder is redeemed or sold pursuant to the Merger and (b) all the Company Common Stock constructively owned by the stockholder is redeemed or sold pursuant to the Merger or the stockholder is eligible to waive, and does effectively waive in accordance with section 302(c) of the Code, attribution of all Company Common Stock which otherwise would be considered to be constructively owned by such stockholder. Stockholders in this position should consult their tax advisors as to the availability of such waiver.

  Even if the Redemption of a stockholder's Company Common Stock fails to satisfy the "substantially disproportionate" test or the "complete redemption" test described above, the Redemption of a stockholder's

Company Common Stock may nevertheless satisfy the "not essentially equivalent to a dividend" test if the Redemption of Company Common Stock results in a "meaningful reduction" in such stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will be considered "not essentially equivalent to a dividend" will depend upon such stockholder's facts and circumstances. In certain circumstances, even a small reduction in a stockholder's proportionate equity interest may satisfy this test. For example, the IRS has indicated in a published ruling that a 3.3% reduction in the proportionate equity interest of a small (substantially less than 1%) stockholder in a publicly held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders should consult with their own tax advisors as to the application of this test in their particular circumstances.

  If a stockholder cannot satisfy any of the three tests described above, the Redemption will not be treated as a sale or exchange under section 302 of the Code with respect to such stockholder. Accordingly, to the extent the Company has sufficient current and/or accumulated earnings and profits, such stockholder will be treated as having received a dividend which will be includible in gross income (and treated as ordinary income) in an amount equal to the cash received in the Redemption. Cash received by the stockholders in the Redemption in excess of the Company's current and accumulated earnings and profits properly allocated to the distribution (other than cash received in lieu of fractional shares of Company Common Stock) would be treated first as a tax-free return of capital and then as capital gain.

  In the case of a stockholder that is a corporation, the amount treated as a dividend may be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the Company Common Stock or if the Company Common Stock is treated as "debt-financed portfolio stock." Additionally, if a dividends-received deduction is available, the dividend may be treated as an "extraordinary dividend," in which case a corporate stockholder's adjusted tax basis in the Company Common Stock would be reduced, but not below zero, by the amount of the nontaxed portion of such dividend. Any amount of the nontaxed portion of the dividend in excess of the corporate stockholder's adjusted tax basis in the Company Common Stock generally will be treated as gain from the sale or exchange of the Company Common Stock for the taxable year in which the extraordinary dividend is received. Corporate stockholders are urged to consult their own tax advisors as to the effect of the "extraordinary dividend" rules.

  Stockholders Retaining Company Common Stock and Receiving No Cash. The Merger will have no federal income tax consequences for stockholders who retain their Company Common Stock and receive no cash pursuant to the Merger. Accordingly, a stockholder will not recognize any gain or loss on any Retained Shares.

  Stockholders Retaining a Portion of Their Company Common Stock and Receiving Cash. To the extent that a stockholder receives cash for some portion of its Company Common Stock and retains some Company Common Stock, the tax treatment of the stockholder's receipt of such cash will be the same as set forth above under "--Stockholders Receiving Cash." As described above under "-- Stockholders Retaining Company Common Stock and Receiving No Cash," the Merger will have no tax consequences to a stockholder to the extent such stockholder retains Company Common Stock. However, as described more fully above under "-- Stockholders Receiving Cash," a stockholder's retention of Company Common Stock may, under certain circumstances, cause the cash received by such stockholder pursuant to the Redemption to be treated as a dividend for federal income tax purposes.

  Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each stockholder the amount of dividends paid, or deemed to be paid, to such stockholder and the backup withholding tax, if any, withheld with respect to such dividends.

  A stockholder may be subject to backup withholding at a rate of 31% with respect to cash received pursuant to the Merger. In general, backup withholding will apply only if a stockholder fails to comply with certain identification procedures or fails to properly report payments of interest and dividends. Backup withholding will not apply to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the federal income tax liability of a stockholder provided that the required information is furnished to the IRS.

  Foreign Stockholders--Withholding. The following is a general discussion of certain United States federal income tax consequences of the Merger to foreign stockholders. For this purpose, a foreign stockholder is any person who, for federal income tax purposes, is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have authority to control substantial decisions of the trust.

  In the case of any foreign stockholder, the Exchange Agent will withhold 30% of the amount of cash received by such stockholder in the Redemption in order to satisfy certain withholding requirements, unless such foreign stockholder proves in a manner satisfactory to the Company and the Exchange Agent that either (i) the cash received in the Redemption will qualify for treatment as proceeds of a sale or exchange of Company Common Stock, rather than as a dividend, for federal income tax purposes, in which case no withholding will be required, (ii) the foreign stockholder is eligible for a reduced tax treaty rate with respect to dividend income, in which case the Exchange Agent will withhold at the reduced treaty rate or (iii) no United States withholding is otherwise required.

  The Company must report annually to the IRS and to each foreign stockholder the amount of dividends, if any, paid, or deemed to be paid, to such stockholder pursuant to the Redemption and the withholding tax, if any, withheld with respect to such dividends. Copies of these information returns also may be made available to the tax authorities in the country in which a foreign stockholder resides under the provisions of an applicable income tax treaty. Foreign stockholders should consult their own tax advisors regarding the application of these withholding rules.

  Backup withholding generally will not apply to dividends, if any, paid, or deemed to be paid, to a foreign stockholder pursuant to the Redemption at an address outside the United States (unless the payor has knowledge that the payee is a United States person).

  Payment of the proceeds of a sale of Company Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a foreign stockholder and the payor does not have actual knowledge that such owner is a United States person, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Company Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such broker has documentary evidence in its records that the beneficial owner is a foreign holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's United States federal income tax liability provided the required information is furnished to the IRS.

  THOUGH THE FOREGOING ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE MERGER, THE DISCUSSION DOES NOT ADDRESS EVERY FEDERAL INCOME TAX CONCERN WHICH MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO SUCH STOCKHOLDER, IN THE LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES, OF THE DISPOSITION OF COMPANY COMMON STOCK PURSUANT TO THE MERGER.

ANTICIPATED ACCOUNTING TREATMENT

  The parties intend for the Merger to be accounted for as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities will not be impacted by the transaction. See "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CAPITALIZATION."

EFFECT ON STOCK OPTIONS AND EMPLOYEE BENEFIT MATTERS

  The Recapitalization Merger Agreement provides that, except as may be agreed to by the Company, with the consent of MergerCo, and employees identified by MergerCo prior to the Effective Time, outstanding options to acquire Company Common Stock ("Company Stock Options") which are outstanding as of the date of the Recapitalization Merger Agreement and which were granted to employees, former employees or directors under the Company's 1987 Stock Incentive Plan, 1997 Stock Incentive Plan, 1991 Stock Option Plan for Non-Employee Directors and Deferred Director Fee Option Plan (the "Option Plans"), whether or not then exercisable, will be canceled by the Company and terminated, and each holder of a Company Stock Option who executes an agreement acknowledging the cancellation of such Company Stock Option, whether or not then exercisable, shall be entitled to receive as soon as practicable after the Effective Time from the Company in consideration for such cancellation an amount in cash (less applicable withholding taxes, but without interest) equal to the product of (i) the number of shares of Company Common Stock previously subject to such Company Stock Option, multiplied by (ii) the positive excess, if any, of $65.00 over the exercise price per share of the shares of Company Common Stock previously subject to such Company Stock Option. Pursuant to the Recapitalization Merger Agreement, the Company has agreed that prior to the Effective Time it will take all steps necessary or appropriate under the Option Plans to effect the foregoing as of the Effective Time and to take all necessary actions required to properly withhold and remit to the proper taxing authorities all income, employment and other taxes required by applicable law to be withheld from the payment of such cash amounts. A limited number of key executive officers who wish to continue their employment with the Company following the Merger may also have the option to retain an indirect equity interest in the Company by electing to receive stock units in lieu of the cash payment described above for the cancellation of Company Stock Options and thereby defer taxes on the amounts that would otherwise have been received. In the event that a key executive officer elects to receive stock units, the Company will establish a book account for the purpose of crediting each such employee with that number of stock units equal to (i) the product of (a) the excess, if any, of (1) $65 over (2) the exercise price of such option, multiplied by (b) the number of shares subject to the portion of such option that is to be deferred, divided by (ii) $65. During the deferral period, the accounts will be credited with dividends that become payable with respect to an equivalent number of shares of Company Common Stock during such period. At the end of the deferral period, such employee may elect to convert each such unit into (A) either (x) one share of Company Common Stock or (y) an amount in cash equal to the fair market value of one share of Company Common Stock as of such date, plus (B) the aggregate amount of cash dividends paid with respect to a share of Company Common Stock during the deferral period. The length of the deferral period will be determined at the discretion of each participating employee. As of the date of this Proxy Statement/Prospectus, only William Franz, Vice President, XTRA Lease, has been offered this alternative treatment with respect to options to purchase approximately 78,400 shares, based on an average weighted exercise price of $52.25 for his options. Other employees who have not yet been identified may also be offered this treatment. Mr. Franz has yet to elect to receive such treatment.

  Pursuant to the Recapitalization Merger Agreement, the Company has agreed that it will take all necessary action prior to the Effective Time to terminate the Company's Employee Stock Purchase Plan as of the Effective Time. It is anticipated that the Option Plans will terminate as of the Effective Time, and that following the Effective Time no holder of a Company Stock Option nor any participant in an Option Plan will have any right thereunder to acquire equity securities of the Company following the Merger and will be entitled to receive only the amount described in the preceding paragraph.

  The Recapitalization Merger Agreement provides that the Surviving Corporation will honor, following the Effective Time, the terms of the Economic Incentive Plan (the "Incentive Plan") as in effect on the date of the Recapitalization Merger Agreement, with respect to all bonuses payable with respect to fiscal year 1998, except that, notwithstanding anything to the contrary in the Incentive Plan, termination of employment by the Company following the Effective Time will not affect an employee's entitlement to receive the full or a pro rated portion of his/her bonus based on the number of days in fiscal 1998 during which such employee was employed by the Company. Pursuant to the Recapitalization Merger Agreement, prior to the Effective Time, the Company may amend the Incentive Plan to be consistent with the terms of the preceding sentence.

  Pursuant to the Recapitalization Merger Agreement, following the Effective Time, the Surviving Corporation will make a profit-sharing contribution to the Company's 401(k) Savings and Retirement Plan (the "Savings Plan") as described in Article VI of such plan with respect to the plan year ended September 30, 1998 at a level consistent with recent past practice, such contribution to be allocated among all otherwise eligible active participants in the Savings Plan who are employed by the Company or any of its subsidiaries as of the Effective Time or whose employment is terminated by the Company or its subsidiaries during such plan year on or after attainment of age 65 or because of death or "physical or mental disability" (as defined in the Savings Plan) in proportion to their relative Compensation (as defined in the Savings Plan) for such plan year and regardless of whether such employees are employed on the last day of such plan year. Also, Savings Plan participants employed by the Company's International, Intermodal or Corporate divisions whose employment is terminated (other than for cause) or constructively terminated within one year following the Effective Time will have a fully vested benefit. Prior to the Effective Time, notwithstanding anything to the contrary in the Recapitalization Merger Agreement, the Company may amend the Savings Plan consistent with the foregoing; provided that the Company shall provide MergerCo with an opportunity to review and comment on any such amendment.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of the Company's management and the Board of Directors have certain interests in the Merger that are in addition to, and may conflict with, their interests as stockholders and the interests of other stockholders of the Company. The Board of Directors was aware of these interests and considered them in addition to certain other matters (described under "-- Background of the Merger" and "--Recommendation of the Board of Directors; Reasons for the Merger") in approving the Recapitalization Merger Agreement and the transactions contemplated thereby.

  Security Ownership. As of the date of this Proxy Statement/Prospectus, non-employee directors of the Company own an aggregate of 105,852 shares of Company Common Stock and, as shareholders of the Company, Company Stock Options to purchase an aggregate of 42,702 shares of Common Stock, all of which will be cashed out in the Merger in the manner set forth under "--Effect on Stock Options and Employee Benefit Matters." See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." As of the date of this Proxy Statement/Prospectus, executive officers and employee directors of the Company own an aggregate of 62,006 shares of Company Common Stock (approximately .4 percent of the outstanding shares of Company Common Stock), as to which they will receive the same Merger Consideration and have the right to make the same election with respect to such shares of Company Common Stock described under "THE MERGER-- Retained Share Election; Retained Share Election Procedure," and as shareholders of the Company, Company Stock Options to purchase an aggregate of 627,250 shares of Company Common Stock, which will be cashed out in the Merger in the manner described under "THE MERGER--Effect on Stock Options and Employee Benefit Matters." See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

  The Stock Option Plans. Certain executive officers and directors of the Company have previously received Company Stock Options pursuant to the Option Plans. Notwithstanding the vesting schedule otherwise applicable to such Company Stock Options, as a result of the Merger, all such Company Stock Options will become fully vested. The Recapitalization Merger Agreement provides that, except as otherwise may be agreed to by the Company, with the consent of MergerCo, with respect to employees of the Company identified by MergerCo prior to the Effective Time, Company Stock Options, which are outstanding as of the date of the Recapitalization Merger Agreement will be canceled by the Company and terminated, and each holder thereof who executes an agreement acknowledging the cancellation of such Company Stock Option, whether or not then exercisable, will be entitled to receive as soon as practicable after the Effective Time from the Company in consideration for such cancellation an amount in cash (less applicable withholding taxes, but without interest) equal to the product of (x) the number of shares of Company Common Stock previously subject to such Company Stock Option, multiplied by (y) the positive excess, if any, of $65.00 over the per share exercise price of such option. A limited number of key executive officers who wish to continue their employment with the Company following the Merger will have the option to retain an indirect equity interest in the Company by electing to receive stock units in lieu of the cash payment described above for the cancellation of Company Stock Options. As of the date of this Proxy Statement/Prospectus, no such key employee has elected to receive such stock units (see "--Effect on Stock Options and Employee Benefit Matters").

  The following table shows, for each of the executive officers and directors of the Company, (i) the number of shares of Company Common Stock subject to Company Stock Options granted to such individual since September 30, 1997,
(ii) the total number of outstanding shares of Company Common Stock subject to Company Stock Options held by such individual as of the date of this Proxy Statement/Prospectus and (iii) the aggregate value of all the Company Stock Options held by such individual as of the date of this Proxy Statement/Prospectus. The value of each Company Stock Option was calculated by subtracting the exercise price per share of such option from $65.00. Each executive officer or director who acknowledges the cancellation of the Company Stock Options as described above will receive a cash payment in respect of such options equal to the amount set forth in the "Total Value of Options" column (less applicable withholding taxes but without interest).

                                       SHARES SUBJECT     TOTAL
                                         TO OPTIONS     NUMBER OF      TOTAL
                                          GRANTED     SHARES SUBJECT  VALUE OF
      NAME                             SINCE 9/30/97    TO OPTIONS    OPTIONS
      ----                             -------------- -------------- ----------
   Lewis Rubin........................       --          255,000     $3,560,238
   Robert B. Blakeley.................     2,500          27,500        419,119
   Jeffrey R. Blum ...................     6,000          14,000        263,875
   Michael K. Fox.....................     6,000          56,000        852,175
   William H. Franz...................       --          100,000      1,275,219
   Thomas A. Giacchetto...............     3,000           3,750         45,937
   Frederick M. Gutterson.............       --           66,250      1,063,047
   Christopher P. Joyce...............     2,500          23,500        361,314
   Michael J. Soja....................       --           81,250      1,124,047
   Michael D. Bills...................     1,000           5,000         77,250
   H. William Brown...................     1,000           6,000        117,875
   Michael N. Christodolou............     5,552           5,552         46,889
   Robert M. Gintel...................     1,000           4,000         65,810
   Robert B. Goergen..................     1,000           4,000         65,810
   Herbert C. Knortz..................     1,000           4,000         65,810
   Francis J. Palamara................     1,000           4,000         65,810
   Martin L. Solomon..................     1,653          10,150        318,083

  See also "MANAGEMENT--Executive Compensation and Related Information."

  Payments Under Severance Agreements. In December 1997, the Company entered into severance agreements (the "Severance Agreements") with Messrs. Rubin, Franz, Soja and Fox, providing each of them with severance benefits upon certain terminations of their employment with the Company. Such Severance Agreements provide that if, within twenty-four months following a Significant Transaction (as defined below), the executive's employment with the Company is terminated either by the Company other than for "cause," or by such executive for "good reason" (as each term is defined in the Severance Agreements), the executive will be entitled to receive a prorated bonus for the year of termination plus a severance payment equal to two times the sum of (i) the executive's annual base salary (at the rate in effect immediately prior to the date of termination) and (ii) his annualized average bonus amount for the prior two fiscal years and the portion of any year in which the termination occurs. In addition, the Severance Agreements provide for the immediate vesting of all stock, stock option or cash awards granted to the executive, the extended exercisability of awards, and continued participation for the two-year period following such termination in all welfare benefit plans (other than disability) provided by the Company immediately prior to the Significant Transaction. Further, the executive will be entitled to receive a lump-sum cash payment in an amount equal to the forfeitable portion, if any, of the executive's accrued benefit under the Company's tax-qualified retirement plans. In the case of Mr. Fox's Severance Agreement, cash payments under the Severance Agreement are required to be reduced to the extent necessary to assure that no portion of the payments in the nature of compensation to or for the benefit of Mr. Fox would constitute a "parachute payment" under Section 280G of the Code. In the case of the Severance Agreements of Messrs. Rubin, Franz and Soja, payments will be reduced only if such reduction would result in a greater after-tax benefit to the executive. The term Significant Transaction as defined in the Severance Agreements generally includes the following events: (i) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (or, in the case of Mr. Franz and Mr. Fox, of the Company's subsidiaries, XTRA Lease and XTRA Intermodal, respectively), unless (a) all or substantially all of the beneficial owners, respectively, of the Company Common Stock and the outstanding voting securities of the Company immediately prior to such transaction continue to own, directly or indirectly, more than 50% of, respectively, the then outstanding common stock and combined voting power of the resulting corporation in substantially the same proportions as their ownership immediately prior to such transaction, (b) no person or group beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of common stock or the combined voting power of the resulting corporation (except to the extent that such ownership existed prior to such transaction) and (c) at least a majority of the members of the board of directors of the resulting corporation were members of the Board of Directors at the time of the execution of the initial agreement, or of the action of the Board, providing for such transaction; or (ii) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company (or, in the case of Mr. Franz and Mr. Fox, the applicable subsidiary, other than a liquidation or dissolution of such subsidiary into the Company or any subsidiary of the Company). Consummation of the Merger will constitute a "Significant Transaction" for purposes of the Severance Agreements. The Recapitalization Merger Agreement provides that the officers of MergerCo will be the officers of the Company following the Merger and, in connection therewith, it is expected that the employment of Mr. Lewis Rubin, the President and Chief Executive Officer of the Company, Michael J. Soja, Vice President and Chief Financial Officer of the Company, and, in the event that the Company's marine container business is managed by a third party or sold, Frederick M. Gutterson, Vice President, XTRA International, will be terminated. In such event, such persons will be entitled to the payment of such severance benefits.

  On June 30, 1995, the Company acquired a marine container fleet of approximately 170,000 twenty-foot equivalent units from Matson Leasing Company, Inc. ("Matson"). In connection with this acquisition, Mr. Gutterson was party to an agreement (the "Gutterson Severance Agreement"), assumed by the Company, that provides Mr. Gutterson with certain severance benefits upon certain terminations of his employment with the Company. The Gutterson Severance Agreement provides that if, prior to December 31, 1998, Mr. Gutterson's employment with the Company is terminated either by the Company other than for "cause" or by Mr. Gutterson for "good reason" (as each term is defined in the agreement), he would receive, in addition to salary and bonus earned in respect of the year in which such termination occurs, a severance payment equal to certain pro-rated bonus payments plus two times the sum of
(i) his annual base salary (at the highest rate in effect during the year immediately prior to the date of termination) and (ii) the highest annual bonus compensation paid (or awarded, if not yet paid) in respect of the three calendar years prior to the year in which such termination occurs. In addition, for a period of two years following any such termination of employment, Mr. Gutterson would be entitled to participate in all health and welfare benefit plans provided by the Company. Cash payments under the Gutterson Severance Agreement are required to be reduced to the extent necessary to assure that no portion of the payments or benefits to be received by Mr. Gutterson in connection with a change in control of the Company would constitute a "parachute payment" under Section 280G of the Code.

  Assuming that such executives would be terminated on October 1, 1998 cash payments which would be made to Messrs. Rubin, Franz, Soja, Fox and Gutterson are approximately $1,967,000, $926,000, $687,000, $596,000, and $1,680,000,
respectively.

  Agreement with Mr. Rubin. On July 1, 1994, the Company entered into an Individual Pension Agreement with Mr. Rubin pursuant to which the Company will pay Mr. Rubin an annual life benefit of $100,000 commencing on the first day of the month following the later of (i) the day on which Mr. Rubin attains age 65 or (ii) the day Mr. Rubin's employment with the Company terminates. The Individual Pension Agreement provides that, in the event of a change of control, as defined in the Individual Pension Agreement, the Company will pay Mr. Rubin a lump sum payment (approximately $773,000) equal to the present value of such annual benefit in the event his employment with the Company is terminated within the two year period following the date of the change of control. A change of control as defined in the Individual Pension Agreement generally includes the following events: (i) a person, as defined, becomes the beneficial owner of more than 40% of the voting power of the Company's then outstanding securities, (ii) a change of control of a kind required to be reported under Item 6(e) of Schedule 14A of Regulation 14A under the Exchange Act, (iii) a consolidation, merger or other reorganization to which the Company is a party or which the stockholders approve (other than such transactions (a) in which the voting securities of the Company outstanding immediately prior thereto continue to represent more than 50% of the combined voting power of the Company or such surviving entity outstanding immediately thereafter, or (b) in which no person acquires more than 20% of the combined voting power of the Company's then outstanding securities), a sale of all or substantially all assets, or a plan of liquidation, and (iv) individuals who, as of the date of the Individual Pension Agreement, constituted the Board of Directors or who joined the Board of Directors thereafter with the approval of a majority of the Board of Directors cease to be a majority of the Board of Directors. In the event Mr. Rubin dies while serving as Chief Executive Officer or after he becomes entitled to benefits under the Individual Pension Agreement, his surviving spouse, if any, would be entitled to certain survivor benefits. Mr. Rubin would forfeit all benefits in the event he joins the board of directors or becomes an executive officer of a competitor of the Company within two years after the date of termination of his employment with the Company, except in the event such termination of employment occurs after a change of control as defined. Consummation of the Merger will constitute a "change of control" for purposes of Mr. Rubin's Individual Pension Agreement and, accordingly, in the event Mr. Rubin is no longer employed by the Company following the Merger, the benefits under the Severance Agreement and Mr. Rubin's Individual Pension Agreement will be payable.

  Board Retirement Plan. In November 1996, the Compensation Committee discussed and approved, after consultation with KPMG Peat Marwick, the Company's compensation consultant, a proposal to the effect that any outgoing or retiring Directors from the Company's Board would receive the normal monthly retainer in effect at the time of their departure for a period of time equal to (i) the number of years served on the Company's Board or (ii) ten years, whichever is shorter, provided such Directors had served as a Director of the Company for a period of at least five years and had reached the age of 65 at the time of their departure from the Board.

  The names and gross payments due such directors as of September 30, 1998 under the Board Retirement Plan are as follows: Mr. Russell Duncan, a former director - $86,625; Mr. Knortz - $165,750; Mr. Palamara - $159,250; and Mr.
Gintel - $170,034.

  The following table shows the merger consideration, payment in respect of stock options, severance payments assuming termination of employment (see "-- Effect on Stock Options and Employee Benefit Matters") and payments in respect of certain retirement plans for each of the current directors and named executive officers of the Company:

                                                          VALUE OF    VALUE OF
                               CASH MERGER     VALUE OF   SEVERANCE  RETIREMENT
      NAME                   CONSIDERATION/1/ OPTIONS/2/ PAYMENTS/3/ BENEFITS/4/    TOTAL
      ----                   ---------------- ---------- ----------- ----------- -----------
   Lewis Rubin.............    $ 3,008,872    $3,560,238 $1,967,000  $  773,000  $ 9,309,110
   Michael K. Fox..........              -       852,175    596,000           -    1,448,175
   William H. Franz........              -     1,275,219    926,000           -    2,201,219
   Frederick M. Gutterson..              -     1,063,047  1,680,000           -    2,743,047
   Michael J. Soja.........        900,606     1,124,047    687,000           -    2,711,653
   Michael D. Bills........              -        77,250          -           -       77,250
   H. William Brown........              -       117,875          -           -      117,875
   Michael N.
    Christodolou...........              -        46,889          -           -       46,889
   Robert M. Gintel........      1,261,000        65,810          -  132,940/5/    1,459,750
   Robert B. Goergen.......      2,638,769        65,810          -           -    2,704,579
   Herbert C. Knortz.......        428,740        65,810          -  129,591/5/      624,141
   Francis J. Palamara.....        428,740        65,810          -  125,653/5/      620,203
   Martin L. Solomon.......      1,916,720       318,083          -           -    2,234,803
                            ----------------------------------------------------------------
   TOTAL                       $10,583,447    $8,698,063 $5,856,000  $1,161,184  $26,298,694
                            ----------------------------------------------------------------
                            ----------------------------------------------------------------

--------
1 Assumes that each director and named executive officer receives cash for 97% of the shares beneficially owned and does not reflect the value of retained shares.
/2 /See "--The Stock Option Plans."
/3 /See "--Payments Under Severance Agreements."
/4 /See "--Agreement with Mr. Rubin" and "--Board Retirement Plan."
5 Numbers represent present value at September 30, 1998 calculated using a discount rate of 6%.
  Indemnification and Insurance. The Recapitalization Merger Agreement provides that the Company will, to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, arising out of or pertaining to the transactions contemplated by the Recapitalization Merger Agreement or otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's Certificate of Incorporation or By-Laws or certain indemnification agreements. Currently, the Company indemnifies directors and officers to the fullest extent permitted by law with respect to any claims or proceedings relating to or arising out of their service as an officer or director. Directors and officers have the right to be paid by the Company for expenses incurred in defending any such claim or proceeding in advance of its final disposition.

  In addition, the Recapitalization Merger Agreement provides that for a period of at least six years after the Effective Time, subject to certain conditions (see "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Indemnification and Insurance"), the Company has agreed to maintain in effect directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy, with terms comparable to, or better than, those applicable to directors and officers of the Company as of the date of the Recapitalization Merger Agreement.

  The Investors. On or prior to the Effective Time, the Company, at the request of MergerCo, shall enter into a management agreement with Apollo Management IV, L.P. (or an affiliate thereof) pursuant to which the Company shall agree to pay an annual management fee of $1 million and agree to continue to receive financial advisory services from Apollo and its designees on an ongoing basis with compensation to be determined, all on terms reasonably satisfactory to MergerCo. If the Merger shall be consummated in accordance with the

Recapitalization Merger Agreement, then the Surviving Corporation following the Merger shall pay to Apollo or any designee, on the closing date of the Merger, a fee of $12.5 million in cash, for arranging the transactions contemplated by the Recapitalization Merger Agreement (including the financing thereof). Prior to the Effective Time, the Company will enter into the Registration Rights Agreement with the Investors which will provide, among other things, that the Investors may require the Company to register their shares of Company Common Stock under the Securities Act.

DELISTING; DEREGISTRATION

  The Company anticipates that it will be able to, and if so able intends to, delist the Common Stock from the NYSE upon or following the Merger, and it is the Company's intention that following the Merger the Retained Shares will not be listed on any national securities exchange or quoted on the NASDAQ Stock Market Inc.'s National Market. Such delisting is likely to have a material adverse effect on the trading market for and liquidity of, and may have a material adverse effect on the market value of, Retained Shares. See "RISK FACTORS--Delisting; Illiquidity of Company Common Stock." In addition, following the consummation of the Merger, the Company Common Stock may be eligible for deregistration under the Exchange Act, and if so eligible, the Company may apply for deregistration. See "RISK FACTORS--Termination of SEC Reporting."

RESALE OF COMPANY COMMON STOCK FOLLOWING THE MERGER

  The Company Common Stock to be retained in connection with the Merger will be freely transferable, except that shares retained by any stockholder who is deemed to be an "affiliate" (as defined under the Securities Act, and generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock) of the Company for purposes of Rule 145 under the Securities Act will not be transferable except in compliance with the Securities Act. This Proxy Statement/Prospectus does not cover sales of Company Common Stock retained by any person who may be deemed to be an affiliate of the Company.

MINORITY STOCKHOLDER INTERESTS FOLLOWING THE MERGER

  The Investors have no current intention to engage in any transaction which would result in existing holders, who will be minority stockholders of the Surviving Corporation, being forced out of their ownership of Company Common Stock and the Investors do not presently foresee the likelihood of such a transaction in the future other than as a result of a transaction involving the Company Common Stock owned by all stockholders of the Company.

MERGER FINANCING

  The approximate sources and uses of funds in connection with the Merger are set forth in the following table, assuming the Merger occurred as of June 30, 1998.

                           SOURCES AND USES OF FUNDS
                             (MILLIONS OF DOLLARS)

Sources:
  Senior Facilities (1)................................................. $  478
  Bridge Loan...........................................................    500
  Equity (2)............................................................    292
                                                                         ------
    Total Sources....................................................... $1,270
                                                                         ------
Uses:
  Cash Consideration (3)................................................ $  967
  Cash settlement of stock options......................................     12
  Refinancing of indebtedness (4).......................................    215
  Fees and expenses.....................................................     76
                                                                         ------
    Total Uses.......................................................... $1,270
                                                                         ======

--------
(1) An additional $147 million will be available on a delayed-draw basis under the term facility and $250 million will be available under the revolving facility, in each case, after the Effective Time.
(2) Equity represents cash to be contributed to MergerCo by the Investors; excludes $33 million of equity retained by existing holders of Company Common Stock.
(3) Comprised of $967 million payment for the repurchase of 14.9 million shares of Company Common Stock at $65.00 per share.
(4) Reflects refinancing of Company's existing credit facilities and repurchasing of Series B Medium Term Notes. The Company's Series C Medium Term Notes and its capitalized lease obligations will remain outstanding after the Merger. The Company intends, prior to Closing, to offer to repurchase the Series B Medium Term Notes and to seek the consent of the noteholders to the deletion of certain covenants contained therein. If the Company is not successful in obtaining the consent of a sufficient number of noteholders to modify the terms thereof or determines for any reason not to proceed with the repurchase, the Company intends to defease such notes and to set up a defeasance fund in connection therewith. See "PRO FORMA CAPITALIZATION."

  The total amount of funds required by MergerCo to consummate the Merger and to pay related expenses is approximately $1.270 billion.

  The Company and MergerCo will finance the Merger and repay Company indebtedness from the following sources: (a) $292 million in equity comprised of equity issued to the Investors, excluding equity retained by existing holders of Company Common Stock (b) $478 million from the Senior Facilities of XTRA, Inc., a wholly owned subsidiary of the Company (the "Borrower") comprised of term loan facilities aggregating $625 million (the "Term Facility"), of which $478 million will initially be funded, and a $250 million revolving credit facility (the "Revolving Facility"), which will initially be unfunded, and (c) the Bridge Loan in the amount of up to $500 million as interim financing to the sale of the Senior Subordinated Notes for cash proceeds of $500 million. The Borrower's Series C Medium Term Notes in the aggregate principal amount of $583 million and approximately $20 million of capitalized lease obligations of the Borrower will remain outstanding after the Merger. The Revolving Facility will also be used to finance the continuing operations of the Borrower and its subsidiaries after the Merger.

  At the time of execution of the Recapitalization Merger Agreement, MergerCo received the Commitment Letter from CSI, Chase and CSFB to provide the Credit Facilities. The commitment is subject to various conditions. See "--Recent Developments; Material Uncertainty of Consummating the Merger."

  The Senior Facilities are expected to consist of (i) the $625 million Term Facility, consisting of a (a) $250 million tranche A multi-draw term loan ("Tranche A"), (b) $200 million tranche B term loan ("Tranche B") and (c) $175 million tranche C term loan ("Tranche C"); and (ii) the $250 million Revolving Facility. Chase will act as administrative agent for the syndicate of lenders providing the Senior Facilities and CSFB will act as syndication agent for such facility. CSFB will act as administrative agent for the syndicate of lenders providing the Subordinated Facility and Chase will act as syndication agent for such facility. It is anticipated that the full proceeds of the Subordinated Facility, together with a portion of the proceeds of the Senior Facilities, will be used to finance the Merger and to pay related fees and expenses. In addition, the Senior Facilities would be used for working capital and general corporate purposes of the Borrower and its subsidiaries.

  The Revolving Facility is expected to include a sub-limit for the issuance of letters of credit. Borrowings made under the Revolving Facility will bear interest at an annual rate equal to, at the Borrower's option, a Eurodollar Rate plus an applicable margin ranging from 1.25% to 2.25%, which applicable margin adjusts based on various tests of the Borrower's financial performance, or the Prime Rate plus an applicable margin ranging from 0.25% to 1.25%. The "Prime Rate" is a fluctuating interest rate equal to the higher of (i) the rate of interest announced publicly by Chase as its prime rate, (ii) the secondary market rate for three-month certificates of deposit plus 1.0% and
(iii) a rate equal to 1/2 of 1% per annum above the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers. Eurodollar Rate interest will be payable in arrears at the end of the applicable interest period, or quarterly, if earlier. Eurodollar Rate borrowings are available in 1-, 2-, 3- or 6-month interest periods. The Revolving Facility matures in six (6) years.

  The Term Facility is expected to bear interest at the rates, and will amortize and mature at the times specified in the following table:

FACILITY                 MATURITY DATE                  AMORTIZATION               INTEREST RATE
--------                 -------------               -------------------           -------------
                                                                         Eurodollar Rate + applicable
Tranche A...............      6 years                year 1-0%           margin (ranging from
                                                     year 2-0%           1.25% to 2.25%) -or-
                                                                         Prime Rate + applicable margin
                                                     year 3-0%           (ranging from 0.25% to 1.25%)
                                                     year 4-20%
                                                     year 5-30%
                                                     year 6-50%
                                                                         Eurodollar Rate + applicable
Tranche B...............      7 years  year 1-6:     $1 million per year margin (ranging from
                                       year 7:       $194 million        1.75% to 2.50%) -or-
                                                                         Prime Rate + applicable margin
                                                                         (ranging from 0.75% to 1.50%)
                                                                         Eurodollar Rate + applicable
Tranche C...............  8 1/2 years  year 1-7:     $1 million per year margin (ranging from
                                       year 8-8 1/2: $167.9 million      2.00% to 2.75%) -or-
                                                                         Prime Rate + applicable margin
                                                                         (ranging from 1.00% to 1.75%)

  Tranche A loans are expected to be available for drawing until the third anniversary of the closing date after the Merger (the "Closing Date"). No more than $100 million of Tranche A loans are expected to be borrowed on the Closing Date. Tranche B and Tranche C will be fully drawn on the Closing Date.

  The obligations of the Borrower under the Senior Facilities credit agreement will be secured by substantially all assets of the Borrower (including intellectual property and real property, but excluding capital stock) and will be guaranteed by each of the Borrower's domestic subsidiaries (and such guarantees will be similarly secured). Such collateral will be shared equally and ratably with holders of the Borrower's Series C Medium Term Notes to the extent required by the indenture securing such notes.

  The Credit Agreement is expected to contain customary covenants of the Borrower and its subsidiaries, including, without limitation, restrictions on
(i) indebtedness, (ii) liens, (iii) guarantee obligations, (iv) mergers, acquisitions and other business combinations, (v) sales of assets, (vi) dividends and other payments in respect of capital stock, (vii) capital expenditures, (viii) investments, loans and advances, (ix) optional payment or modification of certain debt of the Borrower, (x) transactions with affiliates and (xi) various financial covenants. Pursuant to the terms of the Credit Agreement, and subject to applicable grace periods in certain circumstances, the Borrower would be in default upon the non-payment of principal or interest when due under such agreement, upon the non-fulfillment of the covenants described above, upon certain changes in control of the ownership of the Borrower or various other defaults to be described therein. If such a default occurs, the Senior Facilities lenders would be entitled to take all actions permitted to be taken by a secured creditor under the Uniform Commercial Code and to accelerate the amounts due under the Credit Agreement and may require all such amounts to be immediately paid in full. Loans under the Senior Facilities will be required to be prepaid with a percentage to be agreed upon of (a) net cash proceeds of certain equity and debt issuances of the Company, the Borrower and any of its subsidiaries, (b) a percentage to be agreed upon of certain assets of the Company, the Borrower and any of its subsidiaries and
(c) a percentage to be agreed upon of excess cash flow (to be defined in the Credit Agreement and subject to certain limits to be specified therein) of the Borrower.

  The Subordinated Facility will consist of (i) the $500 million Senior Subordinated Notes or (ii) a $500 million unsecured bridge loan financing (the "Bridge Loan") that would be anticipated to be replaced with debt securities substantially similar to the Senior Subordinated Notes as soon as practicable after the Closing Date.

  Should the $500 million principal amount of Senior Subordinated Notes be issued by the Borrower, they would have an interest rate and other terms based on market conditions at the time of pricing. The Senior Subordinated Notes would be senior subordinated obligations of the Borrower, ranking pari passu in right of payment with all other future senior subordinated indebtedness of the Borrower. The Senior Subordinated Notes would not be registered under the Securities Act and would not be able to be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

  The Senior Subordinated Notes indenture would contain customary covenants that would restrict, among other things, the ability of the Borrower and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends or make certain other restricted payments, (iii) incur liens, (iv) apply net proceeds from certain asset sales, (v) merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Borrower, (vi) enter into certain transactions with affiliates, or (vii) incur other senior subordinated indebtedness. The Senior Subordinated Notes indenture would also contain events of default which are customary for transactions of this type.

  The Bridge Loan would be funded in a principal amount of up to $500 million. Borrowings made under the Bridge Loan would bear interest initially at the Eurodollar Rate plus 5.5% per annum, which interest rate would increase by 1% at the end of six months, and then increase by 0.5% at the end of each three-month period thereafter; provided that the interest rate would not exceed 18% per annum nor be less than 11.25% per annum. To the extent that the interest rate exceeds 15%, the Borrower may at its option cause such excess interest to be added to the principal amount of the Bridge Loan. The Bridge Loan would be unsecured, although it would be guaranteed by the same entities guaranteeing the Senior Facilities. The Bridge Loan would be a senior subordinated obligation of the Borrower, ranking pari passu in right of payment with all other existing future senior subordinated indebtedness of the Borrower.

  The Bridge Loan would mature one (1) year after the Closing Date. If any of the Bridge Loan has not been repaid in full on or prior to the maturity date, the lender will have the option at any time or from time to time to receive exchange notes ("Exchange Notes") that mature ten years after the Closing Date. The maturity of any Bridge Loan that is not exchanged for Exchange Notes on the Bridge Loan maturity date shall automatically be extended to the tenth anniversary of the Closing Date. The Bridge Loan and the Exchange Notes shall be treated as pari passu for all purposes. The Exchange Notes would bear interest annually at the greater of (i) 13.25%, (ii) the then-current interest rate on the Bridge Loan plus 0.5%, (iii) a 10-year reference U.S. Treasury Rate plus 7.5% and (iv) a CSI reference high-yield index rate plus 3.5%; provided that the Exchange Notes interest rate will at no time exceed 18% per annum, nor be less than 11.25% per annum, and to the extent that the interest rate exceeds 15%, the Borrower may at its option cause such excess interest to be added to the principal amount of the Exchange Notes. The Bridge Loan would be required to be prepaid (and the Exchange Notes redeemed) with the net proceeds of certain asset sales and equity issuances, and upon the occurrence of a change in control of the Borrower, in each case to the extent permitted by the terms of the Senior Facilities. The Bridge Loan and the Exchange Notes would contain customary covenants of the Borrower and its subsidiaries, and standard and customary events of default. Warrants to purchase an aggregate of 5% of the Common Stock of the Company at a nominal exercise price for a period of 10 years from the Closing Date ("Warrants") would be escrowed by the Company on the Closing Date if the Bridge Loan is consummated. After the Closing Date, the Warrants would be issued to the holders of any Bridge Loan debt (in proportion to the amount of debt held by such holder) for resale by such holders at a price no higher than par in connection with an arm's length sale of any Bridge Loan debt to a third party. In addition, the holders of any Bridge Loan debt outstanding on the one year anniversary of the Closing Date would be entitled to receive Warrants as follows: 16.67% of such warrants would be issued pro-rata to the then-existing debt holders at the end of each three (3) month period thereafter that such holder continues to hold such debt. Any Warrants to which none of the holders of the Bridge Loan debt is, or may become, entitled will be returned to the Company for cancellation.

  The Company has been advised by CSI and Chase that they have informed MergerCo that, in view of current market conditions, they would exercise their right under the Commitment Letter to change the pricing, terms, and structure of the financing. In addition, Apollo, on behalf of MergerCo, recently indicated to the Company that in view of current market conditions it does not believe that MergerCo would be able to obtain the financing necessary to consummate the Merger. The Commitment Letter will terminate in accordance with its terms on November 30, 1998 if no amounts have been funded thereunder. The Recapitalization Merger Agreement provides that if the transaction is not consummated on or prior to November 30, 1998, either MergerCo or the Company will be able to terminate the transaction, to the extent that the terminating party is not in breach of the agreement. In light of current circumstances, including, without limitation, the notice from Apollo and the position expressed by CSI and Chase, there can be no assurances that the Merger will be consummated. See "--Recent Developments; Material Uncertainty of Consummating the Merger," "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT-- Conditions to Consummation of the Merger," and "--Termination."

  The Company has not received any firm proposals from the Investors to restructure or renegotiate the transaction and there can be no assurances that the Company will receive any such proposals. In the event that the Company does receive a proposal from the Investors to renegotiate or restructure the transaction and the Board of Directors accepts such a proposal, if there is a change in the terms of the Merger Financing that would have a material effect on the pro forma financial statements contained in the Proxy Statement/Prospectus, or if there are any material changes affecting the rights of stockholders, the Company will mail to stockholders a revised Proxy Statement/Prospectus reflecting the terms and conditions of the revised transaction and resolicit proxies.

  Pursuant to the Recapitalization Merger Agreement, the parties have agreed to use all reasonable efforts to take all actions necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Recapitalization Merger Agreement. Accordingly, although there can be no assurances that the Merger will be consummated, the Company is proceeding to take the actions required to close the Merger, including the mailing of this Proxy Statement/Prospectus and obtaining stockholder approval of the Merger at the Special Meeting. See "-- Recent Developments; Material Uncertainty of Consummating the Merger."

CONVERSION OF MERGERCO INTERESTS

  Pursuant to the Merger, the MergerCo Interests, all of which are owned by the Investors, will be converted into 4,500,000 shares of Company Common Stock, which will represent 90% of the outstanding Company Common Stock after the Merger.

  Ownership. The following table reflects the expected ownership of the Company after consummation of the Merger (but does not reflect the six and one-half for one stock split).

                                                              AMOUNT OF
   TITLE OF                                                   BENEFICIAL PERCENT
    CLASS          NAME AND ADDRESS OF BENEFICIAL OWNER       OWNERSHIP  OF CLASS
   --------   ---------------------------------------------   ---------- --------
 Common Stock Investors
              Apollo and affiliates(1).....................   3,375,000    67.5%
              Atlas(2).....................................   1,125,000    22.5%
                                                              ---------   -----
              Subtotal.....................................   4,500,000    90.0%
              Retained Shares..............................     500,000    10.0%
                                                              ---------   -----
              SHARE OWNERSHIP..............................   5,000,000   100.0%
              Stock Options(3).............................     250,000
                                                              ---------
              SHARE AND OPTION OWNERSHIP(4)................   5,250,000

--------
(1)The address of Apollo and affiliates is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.
(2)The address of Atlas is 633 Third Avenue, New York, New York 10017.
(3)To be issued to officers, employees and independent contractors of the Company.
(4)Does not include Warrants that will allow the holders to purchase up to 5% of the amount of outstanding Company Common Stock on a fully diluted basis at a nominal exercise price for a period of 10 years from the Closing Date. Warrants would be issued only if the Bridge Loan is funded.

                        STOCKHOLDERS' APPRAISAL RIGHTS

  Pursuant to Section 262 of the DGCL ("Section 262"), any holder of Company Common Stock who does not wish to accept the consideration to be paid pursuant to the Recapitalization Merger Agreement may elect to have the fair value of such stockholder's shares (the "Dissenting Shares") of Company Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to such stockholder in cash, together with a fair rate of interest, if any, provided that such stockholder complies with the provisions of Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262, which is included in its entirety as Annex D to this Proxy Statement/Prospectus. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of Company Common Stock as to which appraisal rights are asserted.

  Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, a constituent corporation must notify each of its stockholders of record who were such as of the record date for such meeting and for whom appraisal rights are available, not less than 20 days prior to the meeting, that appraisal rights are available, and must include in such notice a copy of Section 262. This Proxy Statement/Prospectus constitutes such notice to stockholders of the Company. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve the right to do so should review carefully Annex D to this Proxy Statement/Prospectus because failure to comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the Company Common Stock, the Company believes that stockholders who consider exercising such rights should seek the advice of counsel.

  Any holder of Company Common Stock wishing to exercise the right to dissent from the Merger and demand appraisal under Section 262 of the DGCL must satisfy each of the following conditions:

    (i) Such stockholder must deliver to the Company a written demand for appraisal of such stockholder's shares before the vote on the Recapitalization Merger Agreement at the Special Meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote against the Recapitalization Merger Agreement; merely voting against, abstaining from voting or failing to vote in favor of approval and adoption of the Recapitalization Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262;

    (ii) Such stockholder must not vote for approval and adoption of the Recapitalization Merger Agreement. A failure to vote will satisfy this requirement, but a vote in favor of the Recapitalization Merger Agreement, by proxy or in person, or the return of a signed proxy that does not specify a vote against approval and adoption of the Recapitalization Merger Agreement or a direction to abstain in connection with the proposal, will constitute a waiver of such stockholder's right of appraisal and will nullify any previously filed written demand for appraisal because, in the absence of express contrary instructions, such shares of Company Common Stock will be voted in favor of the proposal. Accordingly, a stockholder who desires to perfect appraisal rights with respect to any of such stockholder's shares of Company Common Stock must, as one of the procedural steps involved in such perfection, either (i) refrain from executing and returning the enclosed proxy card and from voting in person in favor of the proposal to approve the Recapitalization Merger Agreement, or (ii) check either the "Against" or the "Abstain" box next to the proposal on such card or affirmatively vote in person against the proposal or register in person an abstention with respect thereto.

    (iii) Such stockholder must continuously hold such shares from the date of making the demand through the Effective Time. Accordingly, a stockholder who is the record holder of shares of Company Common Stock on the date the written demand for appraisal is made but who thereafter transfers such shares prior to the Effective Time will lose any right to appraisal in respect of such shares.

  A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on such stockholder's stock certificates, should specify the stockholder's name and mailing address, the number of shares of Company Common Stock owned and that such stockholder intends thereby to demand appraisal of such stockholder's Company Common Stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for one or more beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  A stockholder who elects to exercise appraisal rights should mail or deliver a written demand to: XTRA Corporation, 60 State Street, Boston, Massachusetts 02109, Attention: Corporate Secretary.

  Within 10 days after the Effective Time, the Company must give written notice that the Merger has become effective to each stockholder who has complied with Section 262. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing such notice, demand in writing from the Company the appraisal of such stockholder's shares. Within 120 days after the Effective Time, but not thereafter, either the Company or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Company Common Stock held by all dissenting stockholders. The Company does not presently intend to file such a petition, and stockholders seeking to exercise appraisal rights should not assume that the Company will file such a petition or that the Company will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as the Company has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of the Company), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the consideration provided in the Recapitalization Merger Agreement.

  Pursuant to the Recapitalization Merger Agreement, (i) the Company has agreed to give MergerCo (a) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal of Company Common Stock and any other instruments relating to the DGCL received by the Company and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal, and (ii) the Company will not voluntarily make any payment with respect to demands for appraisal and will not, except with the prior written consent of MergerCo, settle or offer to settle, any such demands.

  Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from the Company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the Recapitalization Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The Company must mail such statement to the stockholder within 10 days of receipt of such request.

  If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine which stockholders are entitled to appraisal rights and will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. Upon application of a dissenting stockholder, the Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. STOCKHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE RECAPITALIZATION MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES AND THAT INVESTMENT BANKING OPINIONS, SUCH AS THE GOLDMAN SACHS OPINION, ARE NOT OPINIONS AS TO FAIR VALUE UNDER SECTION 262.

  In determining fair value, the Delaware Chancery Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."
Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value."

  Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the Effective Time).

  At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Chancery Court within 120 days after the Effective Time, or if such stockholder has withdrawn such demand for appraisal as discussed in the preceding sentence, stockholders' rights to appraisal shall cease, and all holders of shares of Company Common Stock will be entitled to receive the Merger Consideration. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Chancery Court shall be dismissed as to any stockholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just. If (i) the Company does not approve a stockholder's request to withdraw a demand for appraisal when such approval is required or (ii) the Delaware Chancery Court does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be lower than the value of the Merger Consideration.

  FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF A STOCKHOLDER'S STATUTORY APPRAISAL RIGHTS.

         MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT

  The following is a brief summary of material provisions of the Recapitalization Merger Agreement which is included as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Recapitalization Merger Agreement.

THE MERGER

  The Recapitalization Merger Agreement provides that, following the approval of the Merger and the approval and adoption of the Recapitalization Merger Agreement by the vote of a majority of the shares of Company Common Stock entitled to vote thereon and the satisfaction or waiver of the other conditions to the Merger, MergerCo will be merged with and into the Company, the separate existence of MergerCo will cease, the Company will continue as the Surviving Corporation in the Merger, the MergerCo Interests will be converted into an aggregate of 4,500,000 shares of the Company Common Stock, 500,000 shares of the Company Common Stock will be retained by the Company's existing stockholders (the "Retained Share Members") and the balance of the outstanding shares of the Company Common Stock (other than Dissenting Shares (as defined in the Recapitalization Merger Agreement)) will be converted into the right to receive $65.00 per share in cash.

  If the conditions to the Merger are satisfied or waived, the Company and MergerCo will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed Certificate of Merger, and the Merger will become effective upon the filing and acceptance thereof or at such date thereafter as is provided in the Certificate of Merger.

  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by the Company or any subsidiary of the Company, which will be canceled and retired, and other than Dissenting Shares) will be treated, subject to proration as described below, as follows: (i) for each share of Company Common Stock with respect to which an election to retain such shares has been effectively made and not revoked (the "Potential Election Shares") and which is to be retained, the right to retain such share (an "Election Share"); (ii) for each share of Company Common Stock which was not a Potential Election Share, but which is to be retained as a result of proration, the right to retain such share (a "Non-Election Share" and, together with the Election Shares, the "Retained Shares"); and (iii) for each share of Company Common Stock (other than Dissenting Shares and Retained Shares) the right to receive in cash from the Company following the Merger an amount equal to $65.00, and each such share will no longer be outstanding, will automatically be canceled and retired and will cease to exist, and each holder of a certificate representing any such shares will, to the extent such certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Cash Consideration applicable thereto, upon surrender of such certificate and as more fully described under "THE MERGER--Merger Consideration." With regard to the treatment of fractional share interests, see "THE MERGER--Fractional Shares."

PRORATION

  Pursuant to the Recapitalization Merger Agreement, if the number of Potential Election Shares exceeds 500,000 (the "Retained Share Number"), then the number of shares of the Company Common Stock which will be retained will be reduced by such excess number of shares. In such event, each holder of Potential Election Shares shall retain Retained Shares (rounded to the nearest whole number) determined by multiplying the number of Potential Election Shares held by such holder by the Non-Cash Proration Factor (which will be determined by dividing Retained Share Number by the total number of Potential Election Shares) and all Potential Election Shares other than those shares which are retained as aforesaid will be converted to cash based on the Cash Consideration.

  Pursuant to the Recapitalization Merger Agreement, if the number of Potential Election Shares is less than or equal to the Retained Share Number, then the aggregate number of shares of the Company Common Stock which shall be converted into the right to receive cash shall be decreased by a number of shares equal to the excess of the Retained Share Number over the number of Potential Election Shares. In such event, each Potential

Election Share shall be retained by the holders and each share of the Company Common Stock other than a Potential Election Share or a Dissenting Share ("Potential Cash Shares") shall be retained or converted into cash, with the number of Potential Cash Shares being retained to be determined by multiplying the number of Potential Cash Shares held by such holder by the Cash Proration Factor (which will be determined by dividing (x) the difference between the Retained Share Number and the number of Potential Election Shares by (y) the number of Potential Cash Shares).

  As set forth in greater detail below, stockholders who elect to retain shares of Company Common Stock or to convert such shares into the right to receive the Cash Consideration may experience a range of actual outcomes based upon the actions taken by other stockholders. For example, a stockholder holding 100 shares and electing to retain all of them will receive from 3 to 100 shares, and will receive the Cash Consideration for 0 to 97 of such shares, depending upon the actions of other stockholders. A stockholder holding 100 shares and electing to convert all of them into the right to receive the Cash Consideration with respect thereto will receive the Cash Consideration for from 97 to 100 of such shares and will receive from 0 to 3 shares, depending on the actions of other stockholders. The following examples further illustrate the potential effects of proration. All fractional shares are subject to payment of cash instead of issuing fractional shares, and to simplify the following examples, the impact of fractional shares has been excluded.

  A. HOLDER A OWNS 100 SHARES AND DOES NOT ELECT TO RETAIN ANY SHARES.

    1. If other stockholders elect to retain 500,000 shares of Company Common Stock in the aggregate, then Holder A will receive $6,500 in cash (100 shares at $65.00 per share). This is because other stockholders have satisfied the Retained Share Number.

    2. If stockholders elect to retain fewer than 500,000 shares in the aggregate, then Holder A will not receive all cash for its 100 shares and will be required to retain some shares. This is because the Retained Share Number has not been met and thus each stockholder must retain a number of shares in order to increase the number of retained shares to the Retained Share Number. However, even in the case of maximum proration (i.e. no stockholder elects to retain shares and no stockholder exercises dissenters rights), Holder A will still be assured of receiving at least $6,305 in cash (97 shares at $65.00 per share) and will retain at most 3 shares of Company Common Stock.

  B. HOLDER B OWNS 100 SHARES AND ELECTS TO RETAIN ALL ITS SHARES.

    1. If the stockholders (including Holder B) elect to retain more than 500,000 shares, then Holder B will not be able to retain all its shares and will be required to receive some cash. This is because the number of Potential Election Shares has exceeded 500,000 and thus the number of shares which may be retained must be reduced to the Retained Share Number. For example, if stockholders elected to retain 1,000,000 shares in the aggregate, then each holder, including Holder B, would be able to retain only 50% of its shares in order to reduce the number of retained shares to the Retained Share Number. Therefore, Holder B would be able to retain only 50 shares (or 50% of its 100 shares) and would receive $3,250 in cash (50 shares at $65.00 per share). In the case of maximum proration (i.e. all stockholders elect to retain their shares), Holder B would be able to retain only 3 shares (or 3%) and would receive $6,305 in cash (or 97%).

    2. If the stockholders (including Holder B) elect to retain 500,000 or fewer shares in the aggregate, then Holder B will be able to retain all 100 of its shares. This is because in this situation the Company will accept all shares elected to be retained to reach the Retained Share Number. As described in example A.2 above, if fewer than 500,000 shares are elected to be retained, non-electing stockholders will then be prorated into shares to reach the Retained Share Number.

  C. HOLDER C OWNS 100 SHARES AND ELECTS TO RETAIN SOME BUT NOT ALL ITS SHARES (THIS EXAMPLE HAS ASSUMED AN ELECTION TO RETAIN 50 SHARES AND CONVERT 50 TO
CASH).

    1. In the unlikely event that stockholders (including Holder C) elect to retain exactly 500,000 shares in the aggregate, then Holder C will be able to retain its 50 Potential Election Shares and will receive $3,250 in cash (50 shares at $65.00 per share). This is because the Retained Share Number has been met exactly.

    2. If the stockholders (including Holder C) elect to retain more than 500,000 shares in the aggregate, then Holder C will not be able to retain all of its 50 Potential Election Shares. Again, this is because the number of Potential Election Shares has exceeded 500,000 and thus the number of shares which may be retained must be reduced in order to meet the Retained Share Number. For example, if stockholders elected to retain 1,000,000 shares in the aggregate, then each holder, including Holder C, would be able to retain only 50% of its Potential Election Shares in order to reduce the number of retained shares to 500,000 and thus meet the Retained Share Number. Therefore, Holder C would be able to retain only 25 shares (or 50% of its 50 Potential Election Shares) and would receive $4,875 in cash (75 shares at $65.00 per share). If the stockholders elected to retain more than 1,000,000 shares in the aggregate, Holder C would receive fewer shares than in the example above, but would receive a commensurately greater amount of cash.

    3. If the stockholders (including Holder C) elect to retain fewer than 500,000 shares in the aggregate, then Holder C would be required to retain more than 50 shares. Again, this is because the Retained Share Number has not been reached and thus each stockholder must retain a number of shares (in the case of Holder C, a number of additional shares) in order to increase the aggregate number of retained shares to the Retained Share Number. For example, if stockholders elected to retain 200,000 shares in the aggregate, then all stockholders must collectively retain an additional 300,000 shares in order to reach the Retained Share Number. The additional number of shares that C would be required to retain is calculated by multiplying the 50 shares Holder C wants to convert to cash by a fraction the numerator of which is 300,000 (the Retained Share Number minus the number of Election Shares) and the denominator of which is the total number of outstanding shares minus the number of Election Shares. If the stockholders elected to retain fewer than 200,000 shares in the aggregate, Holder C would receive more shares than in the example above but would receive commensurately less cash.

  Fractional shares of Company Common Stock will not be issued in the Merger. Holders of Company Common Stock otherwise entitled to a fractional share of Company Common Stock following the Merger will be paid cash in lieu of such fractional share determined and paid as described under "THE MERGER-- Fractional Shares".

REPRESENTATIONS AND WARRANTIES

  The Recapitalization Merger Agreement contains customary representations and warranties of the Company with respect to the Company and its subsidiaries, relating to, among other things: (a) organization, standing and similar corporate matters; (b) the Company's capital structure and the ownership of its subsidiaries; (c) the authorization, execution, delivery, performance and enforceability of the Recapitalization Merger Agreement; (d) the absence of defaults and conflicts under material contracts and filings, approvals and consents required in connection with the entry into and consummation of the Recapitalization Merger Agreement; (e) compliance with applicable laws; (f) documents filed by the Company with the Commission and the accuracy of information contained therein and the accuracy of the Company's financial statements; (g) the absence of certain changes or events since the date of the most recent audited financial statements filed with the Commission, including material adverse changes with respect to the Company and the absence of undisclosed liabilities; (h) the absence of pending or threatened material litigation or investigations; (i) real estate related matters; (j) tax, employee benefit, employment and labor and environmental matters; (k) intellectual property matters; (l) the non-applicability of certain takeover statutes; (m) the functionality of the Company's computer systems with respect to the year 2000; (n) the enforceability, validity and effectiveness of certain contracts of the Company; (o) personal property matters; (p) insurance matters; (q) the required vote of the stockholders of the Company; (r) the accuracy of information supplied by the Company in connection with this Proxy Statement/Prospectus; (s) brokers' fees and expenses; (t) the receipt of a fairness opinion from the Company's financial advisor; and (u) the recommendation of the Board with respect to the Recapitalization Merger Agreement and the transactions contemplated thereby (including the Merger).

  The Recapitalization Merger Agreement also contains customary representations and warranties of MergerCo relating to, among other things,
(a) organization, standing and similar corporate matters; (b) the authorization, execution, delivery, performance and enforceability of the Recapitalization Merger Agreement and related matters; (c) the absence of defaults and filings, approvals and consents required in connection with the entry into and consummation of the Recapitalization Merger Agreement; (d) the accuracy of information supplied by MergerCo in connection with this Proxy Statement/Prospectus; (e) the fact that MergerCo was formed solely to engage in the Merger; (f) the fact that MergerCo has no obligations or liabilities and has not engaged in any business activity other than the Merger and actions contemplated by the Recapitalization Merger Agreement; (g) brokers' fees and expenses; and (h) the availability of equity funds and financing commitments obtained in connection with the Merger.

CERTAIN PRE-CLOSING COVENANTS

  Pursuant to the Recapitalization Merger Agreement, the Company has agreed that, until the termination of the Recapitalization Merger Agreement or the Effective Time, unless otherwise agreed in writing by MergerCo or as otherwise specifically contemplated by the Recapitalization Merger Agreement:

    (i) The Company will and will cause each of its subsidiaries to conduct their respective businesses only in the ordinary and usual course and consistent with past practice;

    (ii) The Company will not and will cause each of its subsidiaries not to
  (a) amend its certificate of incorporation or by-laws or equivalent organizational or governing documents of any subsidiary; (b) split, combine, subdivide or reclassify any outstanding shares of its capital stock or declare, set aside or pay any dividend payable in cash, stock or property or make any other distributions with respect to shares of capital stock or any of them (other than dividends paid to the Company by its wholly owned subsidiaries in respect of their common stock); (c) issue, sell, pledge, dispose of, encumber or subject to any lien or authorize or propose the issuance, sale, pledge, disposition or encumbrance of (or imposition of a lien on) (A) any shares of, or rights of any kind to acquire any shares of, capital stock of any class of any of them, or securities convertible into any such shares, or any rights, warrants or options or commitments of any nature whatsoever to acquire any such shares or convertible securities or (B) any other securities in respect of or in substitution for any outstanding shares of capital stock of any of them (other than upon exercise of, and pursuant to, stock options outstanding on the date of the Recapitalization Merger Agreement); or (d) redeem, purchase or acquire or offer to acquire any shares of its capital stock;

    (iii) The Company will use reasonable efforts to preserve intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers and key employees of the Company and its subsidiaries, and to preserve the good will of those having business relationships with it and its subsidiaries;

    (iv) The Company will not and will cause each of its subsidiaries not to
  (a) (except for increases which are mandated by the terms of existing agreements and increases for persons other than officers and directors in the ordinary course of business and consistent with past practice) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plan), (b) grant any severance or termination pay not currently required to be paid under existing severance plans (except in an amount not greater than $10,000 to any single employee and, in any event, not greater than $300,000 to all employees) to, or enter into or modify in any material or economic respect any employment, consulting or severance agreement or arrangement with, any present or former director, officer or other employee of the Company or any of its subsidiaries, except for the granting of severance or termination pay, in the ordinary course of business consistent with past practice, to nonexecutive employees who are terminated by the Company after the date of the Recapitalization Merger Agreement, (c) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees or (d) terminate the existing employment arrangements with any officer of the Company or any of its subsidiaries or take any action that would constitute a breach of any such arrangements or take any action (other than consummation of the Merger) which would cause any change-of-control, severance or similar payment to be payable to any such individual;

    (v) The Company will not and will not permit any of its subsidiaries to encumber, sell, lease or otherwise dispose of or acquire any assets other than in the ordinary course of business consistent with past practice or, except as otherwise provided in the Recapitalization Merger Agreement, enter into any merger or other agreement providing for the acquisition of the Company or any of its subsidiaries by any third party or acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or enter into any lease for real property requiring the payment of $100,000 or more per annum or having a term greater than two years.

    (vi) Other than with respect to borrowings and repayments in the ordinary course of business under existing lines of credit (which borrowings will not in aggregate amount exceed $859 million in U.S. dollars at any one time outstanding), neither the Company nor any subsidiary will (a) repurchase, repay, incur or cause or permit to exist any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or make any loans, advances or capital contributions to, or investments in, any person other than the Company or a direct or indirect wholly owned subsidiary of the Company; (b) enter into, terminate, waive, modify or amend any Material Contract (as defined in the Recapitalization Merger Agreement) in any material respect or enter into or amend or modify any contract or agreement for the purchase or lease of property, equipment or assets requiring payments from third parties of $5 million or more and having a term of two years or more; or (c) other than capital expenditures of $60.9 million already ordered and set forth on Schedule 5.1(6) of the Recapitalization Merger Agreement, authorize any capital expenditures in an amount exceeding $10 million per month on a cumulative basis;

    (vii) Except as may be required as a result of a change in law or in generally accepted accounting principles, the Company will not change in any material respect any of its accounting practices, principles or methods;

    (viii) Neither the Company nor any subsidiary will settle or compromise any pending or threatened suit, action or claim for in excess of $250,000 per suit, action or claim, and $500,000 in the aggregate (it being agreed that the Company may settle or compromise any of the foregoing pursuant to which it is entitled to collect monies thereby in its reasonable judgment in a manner consistent with past practice), or which relates to the transactions contemplated by the Recapitalization Merger Agreement;

    (ix) The Company will not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Recapitalization Merger Agreement and the Merger);

    (x) The Company will maintain all insurance policies in full force and effect;

    (xi) Except as would not have a Material Adverse Effect (as defined in the Recapitalization Merger Agreement, as any change or effect that, either individually or in the aggregate is or is likely to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries taken as a whole other than any such changes or effects affecting generally the industry in which the Company and its subsidiaries compete and general economic conditions), the Company will not and will cause its subsidiaries not to compromise or settle any claim, with respect to taxes; and

    (xii) Neither the Company nor any subsidiary will take or agree to take in writing or otherwise, enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

LIMITATION ON SOLICITATIONS

  The Recapitalization Merger Agreement provides that until the termination of the Recapitalization Merger Agreement, the Company and its subsidiaries will not, directly or indirectly, whether through any officer, director, employee, representative, agent or advisor (including any attorney, accountant, consultants, banker or financial advisor) of the Company or any of its subsidiaries or otherwise, (i) solicit, initiate, encourage or facilitate the initiation of any inquiries or proposals regarding any merger, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer), liquidation, recapitalization, consolidation or other business combination involving the Company or its subsidiaries or acquisition or exchange of any capital stock or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of the Company or its subsidiaries, or any combination of the foregoing or similar transactions involving the Company or any subsidiaries of the Company other than the Merger (any of the foregoing inquiries or proposals being referred to in the Recapitalization Merger Agreement and herein as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide or disclose any nonpublic information to any person relating to, any Acquisition Proposal, (iii) enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Recapitalization Merger Agreement, or (iv) agree to, approve or recommend any Acquisition Proposal; provided, however, that nothing contained in the section of the Recapitalization Merger Agreement described here will prevent the Board of Directors of the Company from considering, negotiating, approving and recommending to the stockholders of the Company a bona fide Acquisition Proposal which is received by the Company after the date of the Recapitalization Merger Agreement and is not solicited in violation of the Recapitalization Merger Agreement, if such a proposal is, in the opinion of the Company's Board of Directors, more favorable to the Company's stockholders than the transactions contemplated by the Recapitalization Merger Agreement, and the Board of Directors of the Company determines in good faith (upon advice of outside legal counsel) that it is required to do so in order not to violate its fiduciary duties.

  The Recapitalization Merger Agreement also provides that the Company will promptly notify MergerCo after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to MergerCo will be made in writing, will identify the offeror and will indicate whether the Company is providing or intends to provide the Person making the Acquisition Proposal with access to information concerning the Company. The Company will also furnish to MergerCo a written summary of the material terms and conditions of the Acquisition Proposal.

  If the Board of Directors of the Company receives a request for material nonpublic information by a person who makes a bona fide Acquisition Proposal, and the Board of Directors determines in good faith and upon the advice of independent counsel that it is required to cause the Company to act in order to not violate the directors' fiduciary duties, then, provided the person making the Acquisition Proposal has executed a confidentiality agreement substantially similar to the one then in effect between the Company and MergerCo, the Company may provide such person with access to information regarding the Company.

BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY FOLLOWING THE MERGER

  The Recapitalization Merger Agreement provides that the Managers of MergerCo immediately prior to the Effective Time will be the initial directors of the Company following the Merger, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation. See "MERGERCO AND THE INVESTORS."

  The Recapitalization Merger Agreement also provides that the officers of MergerCo immediately prior to the Effective Time will be the officers of the Company following the Merger, in each case until their respective successors are duly elected or appointed and qualified.

  Pursuant to the Shareholders' Agreement among the Investors, Apollo has agreed to take appropriate action to cause up to two nominees chosen by Atlas to serve as directors of the Company following the Effective Time. Atlas has chosen Messrs. Martin Tuchman and Raoul Witteveen to serve as directors. See "CERTAIN RELATED AGREEMENTS--Shareholders' Agreement." The following table sets forth the name, age and position with the Company of each person who is expected to serve as a director or executive officer of the Company after the Effective Time. It is expected that an additional person may be chosen by MergerCo to become a director as of the Effective Time. As of the date of this Proxy Statement/Prospectus, no such person has been chosen. After the Effective Time, the Board of Directors will be subject to change from time to time.

           NAME                 AGE                               POSITION
      ---------------           ---                   ---------------------------------
      Andrew Africk              32                                            Director
      Michael Gross              36                                            Director
      Martin Tuchman             57                   Chief Executive Officer, Director
      Raoul Witteveen            43                   Chief Financial Officer, Director

MICHAEL GROSS, DIRECTOR

  Michael Gross will be named a Director of the Company following the Merger. Mr. Gross is one of the founding principals in 1990 of Apollo Advisors, L.P. which, together with its affiliates, acts as managing general partner of certain private securities investment funds, and of Lion Advisors, L.P., which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Mr. Gross is also a director of Alliance Imaging, Inc., a provider of diagnostic imaging services, Allied Waste Industries, Inc., a solid waste management company, Breuners Home Furnishings, Inc., a furniture retailer, Converse, Inc., a high quality athletic footwear company, Florsheim Group, Inc., a men's quality footwear company, Imagyn Medical Technologies, Inc., a medical device company, Proffitt's, Inc. a department store company, and SMT Health Services, Inc., operator of mobile Magnetic Resonance Imaging units.

ANDREW AFRICK, DIRECTOR

  Andrew Africk will be named a Director of the Company following the Merger. Mr. Africk has been employed by Apollo Capital Management, Inc., as Vice President, and Lion Capital Management, Inc., as Vice President, for more than five years and has been an officer of such entities for more than two years. Mr. Africk is also a director of Continental Graphics Holdings, Inc., an engineering graphics company, and Microbes, Inc, a polish and sanitation goods company.

MARTIN TUCHMAN, CHIEF EXECUTIVE OFFICER

  Martin Tuchman will be appointed a Director and Chief Executive Officer of the Company following the Merger. Since 1988, Mr. Tuchman has served as Chairman and Chief Executive Officer of Interpool, and since June 1983 he has been Chairman of Princeton International Properties, a family-owned real estate company with interests in properties located in Princeton, New Jersey.

RAOUL J. WITTEVEEN, CHIEF FINANCIAL OFFICER

  Raoul J. Witteveen will be appointed a Director and Chief Financial Officer of the Company following the Merger. Since March 1993, he has also served as President, Chief Operating Officer, Chief Financial Officer and a director of Interpool.

STOCK AND EMPLOYEE BENEFIT PLANS

  The Recapitalization Merger Agreement provides that the Surviving Corporation will honor, following the Effective Time, the terms of the Incentive Plan as in effect on the date of the Recapitalization Merger Agreement, with respect to all bonuses payable with respect to fiscal year 1998, except that, notwithstanding anything to the contrary in the Incentive Plan, termination of employment by the Company following the Effective Time will not affect an employee's entitlement to receive the full or a pro rated portion of his/her bonus based on the number of days in fiscal 1998 during which such employee was employed by the Company in 1998. The Company has amended the Incentive Plan to be consistent with the terms of the Recapitalization Merger Agreement.

  The Recapitalization Merger Agreement also provides that the Surviving Corporation will make a profit-sharing contribution to the XTRA Corporation 401(k) Retirement and Savings Plan with respect to the plan year ended September 30, 1998 at a level consistent with recent past practice, such contribution to be allocated among all otherwise eligible active participants in the Savings Plan who are employed by the Company or any of its subsidiaries as of the Effective Time or whose employment is terminated by the Company or its subsidiaries during such plan year on or after attainment of age 65 or because of death or "physical or mental disability" (as defined) in proportion to their relative Compensation (as defined in the Savings Plan) for such plan year and regardless of whether such employees are employed on the last day of such plan year. The Company has financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency matters, comfort letters of accountants and legal opinions as may be requested by MergerCo or its sources of financing. In addition, in conjunction with the obtaining of any such financing, the Company agreed, at the request of MergerCo, to call for prepayment or redemption, to prepay, redeem, repurchase, defease and/or renegotiate, or to solicit consents from holders of and modify, as the case may be, any then existing indebtedness or equipment leases of the Company and its subsidiaries; provided that no such prepayment, redemption, repurchase, defeasance, renegotiation or modification will themselves actually be made effective until immediately prior to, contemporaneous with or after the Effective Time.
amended the Savings Plan consistent with the Recapitalization Merger Agreement and to provide that Savings Plan participants employed by the Company whose employment is terminated (other than for cause) or constructively terminated within one year following the Effective Time will have a fully vested interest in his or her account balance in the Savings Plan. See "THE MERGER--Effect on Stock Options and Employee Benefit Matters."

ACCESS TO INFORMATION

  Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which the Company is subject, the Company has agreed in the Recapitalization Merger Agreement to, and to cause its subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of, and financing sources for, MergerCo, reasonable access, during the period to the Effective Time, to all its properties, offices and facilities, books, contracts, commitments, records (financial and otherwise), officers, directors, employees, accountants, counsel and other representatives and agents, and, during such period, the Company will (and will cause each of its subsidiaries to) furnish promptly to MergerCo all information concerning its business, operations, properties, finances and personnel as MergerCo may reasonably request, and will make available to MergerCo the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the any of the foregoing as MergerCo may reasonably request.

COOPERATION AND REASONABLE BEST EFFORTS

  Pursuant to the Recapitalization Merger Agreement and subject to certain conditions and limitations described therein, the parties have agreed to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Recapitalization Merger Agreement, including but not limited to (i) cooperation in the preparation and filing of the Registration Statement, this Proxy Statement, any required filings under the HSR Act or other similar laws, and any amendments to any thereof, (ii) determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in an event of default, termination, amendment, alteration or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any Governmental Entities or third parties, including parties to loan agreements or other debt instruments, in connection with the transactions contemplated by the Recapitalization Merger Agreement, and (iii) promptly furnishing information required in connection therewith and timely seeking to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under the Recapitalization Merger Agreement. The Company agreed in the Recapitalization Merger Agreement that it will not take any action to restrict, limit or prohibit MergerCo's ability to exercise all of its rights and obligations under the Voting Agreement, and that the Company and its Board of Directors has provided and will provide and maintain all approvals required under
Section 203 of the DGCL in order to permit such exercise.

  The Recapitalization Merger Agreement also provides that the Company and MergerCo will cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE, provided that such delisting will not be effective until after the Effective Time and acknowledged that it is MergerCo's intent that the Retained Shares following the Merger will not be listed on any national securities exchange or quoted on The NASDAQ Stock Market Inc.'s National Market.

  In the Recapitalization Merger Agreement, the Company agreed to provide, and will cause its subsidiaries and its and their respective officers, employees and advisors to provide, all necessary cooperation in connection with the arrangement of any financing to be consummated contemporaneous with or at or after the closing of the Merger in respect of the transactions contemplated by the Recapitalization Merger Agreement, including without limitation, participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive

  The Company also agreed to cooperate with any reasonable requests of MergerCo or the Commission related to the recording of the Merger as a recapitalization for financial reporting purposes.

INDEMNIFICATION AND INSURANCE

  The Recapitalization Merger Agreement provides that the Company will, to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by the Recapitalization Merger Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's Certificate of Incorporation or By-Laws or any applicable indemnification agreement referred to below. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation will pay the reasonable fees and expenses of such counsel retained by the Indemnified Party, promptly after reasonably sufficient statements therefore are received, provided that such payment will be conditioned upon such officer's, director's, employee's or agent's agreement promptly to return such amounts to the Company if a court of competent jurisdiction ultimately determines, and such determination will have become final and non-appealable, that indemnification of such officer or director in the manner contemplated by the Recapitalization Merger Agreement is prohibited by applicable law, and (ii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld).

  In addition, the Surviving Corporation will honor and fulfill in all respects the obligations of the Company pursuant to existing indemnification agreements identified to MergerCo with the Company's directors and officers existing at or before the Effective Time, as they relate to any actions or events occurring on or prior to the Effective Time. For a period of six years after the Effective Time, the Surviving Corporation will maintain in

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

effect, if available, directors' and officers' liability insurance covering those persons who are covered on the date of the Recapitalization Merger Agreement by the Company's directors' and officers' liability insurance policy on terms comparable to, or better than, those now applicable to directors and officers of the Company; provided that (i) the Company following the Merger will not be required to spend in excess of an amount equal to 150% of the 1997 annual premium therefor; provided further that if the Company following the Merger would be required to spend in excess of such amount per annum to obtain insurance having the maximum available coverage under the current policies, the Company will be required to spend such amount per annum to maintain or procure insurance coverage pursuant to the Recapitalization Merger Agreement, subject to availability of such (or similar) coverage and (ii) such policies may in the sole discretion of the Company be one or more "tail" policies for all or any portion of the full six-year period. If the Surviving Corporation or any of its successors or assigns transfers all or substantially all of its properties and assets to any person during the six-year period following the Effective Time, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in the section of the Recapitalization Merger Agreement described here or a "tail" policy is purchased to meet the obligation to provide insurance thereunder.

ADDITIONAL AGREEMENTS

  In addition, the Company will give prompt notice to MergerCo, and MergerCo will give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in the Recapitalization Merger Agreement to become materially untrue or inaccurate, or (ii) any failure of the Company or MergerCo, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder; provided, however, that the delivery of any notice pursuant to the section of the Recapitalization Merger Agreement described here will not limit or otherwise affect the remedies available under the Recapitalization Merger Agreement to the party receiving such notice.

  The Recapitalization Merger Agreement also provides that (i) each of the Company and MergerCo will give the other party to the Recapitalization Merger Agreement reasonable opportunity to participate in the defense of any third party action seeking to restrain or prohibit or otherwise oppose the Merger and (ii) prior to the Closing Date, the Company will deliver to MergerCo a letter identifying all persons who are, at the time the Recapitalization Merger Agreement is submitted for approval to the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company will use its reasonable best efforts to cause each such person who retains shares of Company Common Stock to deliver to MergerCo on or prior to the Closing Date a written agreement substantially in the form attached as Annex A to the Recapitalization Merger Agreement.

  Furthermore, the Company will furnish to MergerCo the following information:

    a. as soon as available but in any event within 30 days of each calendar month, the unaudited consolidated balance sheets and statements of income statements and cash flows of the Company, showing its financial condition as of the close of such month and the results of operations during such month and for the then elapsed portion of the Company's fiscal year, in each case, setting forth the comparative figures for the corresponding month in the prior fiscal year and the corresponding elapsed portion of the prior fiscal year; and

    b. all documents filed with or submitted to the Commission by the Company simultaneously with such filing or submission.

CONDITIONS TO CONSUMMATION OF THE MERGER

  The respective obligations of the Company and MergerCo to effect the Merger are subject to various conditions which include, in addition to certain other customary closing conditions, the following:

    (i) the Recapitalization Merger Agreement and the Merger shall have been adopted and approved by the requisite vote of holders of outstanding shares of Company Common Stock.

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

    (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

    (iii) to the extent required by law, the Registration Statement of which this Proxy Statement/Prospectus is a part will have become effective under the Securities Act and will not be the subject of any stop order or proceedings seeking a stop order, and any material "Blue Sky" and other state securities laws applicable to the registration and qualification of the Retained Shares following the Merger will have been complied with.

    (iv) no preliminary or permanent injunction or other order by any court of competent jurisdiction preventing the consummation of the Merger will be issued and remain in effect (the Company and MergerCo agreed to use their reasonable best efforts to have any such injunction lifted, it being understood that such efforts will not include the divestiture of any business or the material modification of existing business practices);

    (v) no action will have been taken nor any statute, rule or regulation will have been enacted by any Government Entity that makes the consummation of the Merger or the transactions contemplated by the Recapitalization Merger Agreement illegal; and

    (vi) each of the Board of the Company and the Managers of MergerCo will have received a copy of a solvency letter addressed to it, in form and substance and from an independent evaluation firm reasonably satisfactory to it, as to the solvency of the Company and its subsidiaries on a consolidated basis after giving effect to the transactions contemplated by the Recapitalization Merger Agreement, including all financings contemplated by the Recapitalization Merger Agreement.

  On August 13, 1998, the condition set forth in clause (ii) above was satisfied. See "REGULATORY APPROVALS" for a description of certain required filings with and consents from Governmental Entities.

  MergerCo's obligation to effect the Merger is further subject to the following additional conditions:

    (i) the representations and warranties of the Company set forth in the Recapitalization Merger Agreement will be true and correct (a) in all respects in the case of a representation or warranty qualified by a Material Adverse Effect or (b) in all material respects in the case of a representation or warranty not so qualified by a Material Adverse Effect, in each case as of the date of the Recapitalization Merger Agreement (except where such representation is made as of a certain date, which will be true as of such date) and as of the Effective Time as though made on and as of the Effective Time.

    (ii) the Company will have performed the obligations required to be performed by it under the Recapitalization Merger Agreement at or prior to the Effective Time, except for such failures to perform as have not had or would not, individually or in the aggregate, have a Material Adverse Effect or materially adversely affect the ability of the Company to consummate the transactions contemplated by the Recapitalization Merger Agreement.

    (iii) MergerCo will have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect set forth in clauses (i) and (ii) above.

    (iv) MergerCo will have received evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties (including outstanding indebtedness) as are necessary in connection with the transactions contemplated by the Recapitalization Merger Agreement have been obtained, except where the failure to obtain such licenses, permits, consents, approvals, authorizations, qualifications and orders (other than with respect to foreign antitrust or other similar laws) do not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

    (v) there will not be pending by any Governmental Entity any suit, action or proceeding (or by any other person any suit, action or proceeding which has a reasonable likelihood of success) (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Recapitalization Merger Agreement or the Voting Agreements or seeking to obtain from MergerCo, the Company or any of their respective subsidiaries or affiliates any damages that are material to any such party (taken as a whole in the case of the Company and its subsidiaries),
  (b) seeking to prohibit or limit the ownership or operation by MergerCo or the Investors or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, (c) seeking to impose limitations on the ability of the Investors to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including, without limitation, the right to vote the Company Common Stock on all matters properly presented to the stockholders of the Company or (d) seeking to prohibit MergerCo or any of its affiliates from effectively controlling in any material respect or any material portion of the business, properties, assets or operations of the Company and its subsidiaries taken as a whole.

    (vi) MergerCo will have received certain agreements which restrict such persons from selling their shares of Company Common Stock except in accordance with the provisions of Rule 145 of the Securities Act (see Annex A to the Recapitalization Merger Agreement which is included as Annex A to this Proxy Statement/Prospectus) from each person identified by the Company to be an "affiliate" of the Company for purposes of Rule 145 under the Securities Act.

    (vii) the Company will have received the proceeds of financing on terms and conditions set forth in the Commitment Letters or upon terms and conditions which are substantially equivalent thereto, and to the extent that any of the terms and conditions are not set forth in the Commitment Letters on terms and conditions reasonably satisfactory to MergerCo. See "THE MERGER-Recent Developments; Material Uncertainty of Consummating the Merger."

    (viii) MergerCo will be reasonably satisfied that the Merger will be recorded as a recapitalization for financial reporting purposes (provided that if MergerCo is advised that the Commission finally determines that recapitalization treatment will not be available, MergerCo will advise the Company within 30 days of receipt of such final determination whether it intends to waive such condition, and if it advises the Company that it has determined not to so waive, the Company may terminate the Recapitalization Merger Agreement as if the date of such advice from MergerCo was deemed to be November 30, 1998 for purposes of the termination provisions of the Recapitalization Merger Agreement described in clause (ii)(b) under "-- Termination"; and

    (ix) the execution of the Recapitalization Merger Agreement and consummation of the Merger will not require compliance by any of the parties to the Recapitalization Merger Agreement and the transactions contemplated thereby with the New Jersey Industrial Site Recovery Act, N.J.S.A. 13 1K-6 et seq. or, if compliance is so required, such compliance will have occurred prior to the Effective Time.

  The obligation of the Company to effect the Merger is subject to the following additional conditions:

    (i) The representations and warranties of MergerCo set forth in the Recapitalization Merger Agreement that are qualified as to materiality will be true and correct and any such representations and warranties of MergerCo set forth in the Recapitalization Merger Agreement that are not so qualified will be true and correct in all material respects, in each case as of the date of the Recapitalization Merger Agreement and as of the Effective Time as though made at and as of the Effective Time.

    (ii) MergerCo will have performed the obligations required to be performed by it under the Recapitalization Merger Agreement at or prior to the Effective Time in all material respects.

    (iii) The Company will have received a certificate signed on behalf of MergerCo by a senior executive officer of MergerCo to the effect set forth in clauses (i) and (ii) above.

TERMINATION

  The Recapitalization Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Recapitalization Merger Agreement by the stockholders of the Company or holders of equity interests in MergerCo:

    (i) by mutual written consent duly authorized by the Board of Directors of the Company and the Managers of MergerCo;

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

    (ii) by either the MergerCo or the Company (a) if any Governmental Entity has issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Recapitalization Merger Agreement will use their respective reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Merger or transactions contemplated by the Recapitalization Merger Agreement or prohibiting MergerCo to acquire or hold or exercise rights of ownership of the Shares (including under the Voting Agreements) and such order, decree, ruling or other action is or has become final and non-appealable; or (b) if the Merger has not been consummated on or before November 30, 1998, provided that the right to terminate the Recapitalization Merger Agreement for such cause will not be available to the party whose action or failure to act was the cause of or resulted in the failure of the Merger to occur on or before such date where such action or failure to act constitutes a breach of the Recapitalization Merger Agreement.

    (iii) by MergerCo if (a) the required approval of the stockholders of the Company is not obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof; or (b) the Company has (A) withdrawn, modified or amended in any respect adverse to MergerCo its approval or recommendation of the Recapitalization Merger Agreement or any of the transactions contemplated therein, (B) failed to include in the Proxy Statement mailed to its stockholders such recommendation, (C) recommended any Acquisition Proposal from a person other than MergerCo or any of its affiliates or (D) resolved to do any of the foregoing;

    (iv) by the Company if, prior to receipt of the Company Stockholder Approval, the Board approves any transaction relating to an Acquisition Proposal (an "Acquisition Transaction"), on terms which the Board determined in good faith (a) to be more favorable to the Company and its stockholders than the transactions contemplated by the Recapitalization Merger Agreement and (b) based upon the advice of its outside counsel, that failing to approve such Acquisition Transaction and terminate the Recapitalization Merger Agreement would constitute a breach of the fiduciary duties of the Board under applicable law; provided that such termination will not be permissible unless and until the Company will have provided MergerCo prior written notice at least three business days prior to such termination that the Board has authorized and intends to effect the termination of the Recapitalization Merger Agreement pursuant to such provision, the Company is otherwise in compliance in all material respects with its obligations under the Recapitalization Merger Agreement, and on or prior to such termination the Company has paid to MergerCo the Termination Fee described in "--Expenses and Certain Required Payments"; or

    (v) by MergerCo, if the Company has breached its representations and warranties or the agreements and covenants to be performed by it and such breach is incapable of being cured or not cured within 20 days of receipt of written notice thereof from MergerCo.

AMENDMENT AND WAIVER

  Any provision of the Recapitalization Merger Agreement may be waived at any time by the party to the Recapitalization Merger Agreement that is, or whose stockholders are, entitled to the benefits thereof. The Recapitalization Merger Agreement may be amended or supplemented at any time, except that after approval thereof by the stockholders of the Company, no amendment will be made which decreases the Merger Consideration or that in any other way materially adversely affects the rights of such stockholders (other than a termination of the Recapitalization Merger Agreement) without the further approval of such stockholders. Any waiver, amendment or supplement must be in writing and signed by the party or parties intended to be bound thereby. The parties to the Recapitalization Merger Agreement do not currently expect to require waivers of any closing conditions or other provisions of the Recapitalization Merger Agreement.

EXPENSES AND CERTAIN REQUIRED PAYMENTS

  In the event that the Recapitalization Merger Agreement is terminated (see "--Termination.") based on the provision described in items (iii)(a) or (v) above (provided that the Company has received an Acquisition Proposal that has been publicly announced or publicly known prior thereto), or items (iii)(b) or
(iv) above, then the Company will, with respect to the provisions described in items (iii)(a), (iii)(b) and (v), within one business day of termination and with respect to the provision described in item (iv), prior to such termination, pay to the Investors, as designated by MergerCo, a termination fee of $35 million, plus reimbursement of all reasonable out-of-pocket expenses and fees (but not in excess of $5 million).

  In addition to any other amounts which may be payable or become payable pursuant to the provision described in item (iii)(a) above, the Company will (provided that MergerCo is not then in breach of its representations, warranties, covenants or other obligations under the Recapitalization Merger Agreement), promptly following termination of the Recapitalization Merger Agreement pursuant to the provision described in item (ii)(b) above (other than as a result of a failure of the recapitalization accounting condition) or the provision described in item (v) above but in no event later than two business days following a written request by MergerCo therefor, together with related bills or receipts, reimburse MergerCo and its affiliates, for all reasonable out-of-pocket expenses and fees (but not in excess of $5 million) (including, without limitation, fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants to MergerCo and its affiliates), whether incurred prior to, on or after the date of the Recapitalization Merger Agreement, in connection with the Merger and the consummation of all transactions contemplated by the Recapitalization Merger Agreement and the financing thereof.

  Except as described above, all fees and expenses incurred in connection with the Recapitalization Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Merger is consummated; it being understood, however, that, as of the Effective Time, all expenses of MergerCo, the Investors and their respective affiliates incurred in connection with the transactions contemplated thereby will be deemed to be expenses of the Company. As of the Effective Time, the Company will assume all agreements between MergerCo, the Investors or their respective affiliates and third parties relating to the financing of the transactions contemplated thereby and will indemnify and hold harmless the Investors and their affiliates with respect to all obligations thereunder.

  In addition to any other amounts which may be payable or become payable pursuant to the provision of the Recapitalization Merger Agreement described in the immediately preceding paragraph, in the event of the termination of the Recapitalization Merger Agreement pursuant to the provision of the Recapitalization Merger Agreement described in item (v) above and the receipt of an Acquisition Proposal within 90 days after the date of such termination, the Company will pay to the Investors, within two business days after the receipt of the Acquisition Proposals, the Termination Fee.

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

                          CERTAIN RELATED AGREEMENTS

VOTING AGREEMENTS

  The following is a brief summary of the material provisions of the Voting Agreements, the form of which is included as Annex B to this Proxy Statement/Prospectus. The following summaries of the Voting Agreements are qualified in their entirety by reference to the Voting Agreements, which are incorporated by reference herein.

 Voting

  Each of the Funds has agreed that at any meeting of stockholders of the Company called to vote upon the Merger and the Recapitalization Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Recapitalization Merger Agreement is sought, it shall vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption by the Company of the Recapitalization Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Recapitalization Merger Agreement (provided the Funds shall not be required to vote in favor or the Recapitalization Merger Agreement or the Merger if the Recapitalization Merger Agreement has, without the written consent of such stockholder, been amended in any manner that is material and adverse to such stockholder).

  During the term of the Voting Agreements, each of the Funds has agreed that it will vote any of the Subject Shares against the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Recapitalization Merger Agreement.

  Each of the Funds has granted to MergerCo and certain representatives of Apollo, a proxy to vote the Subject Shares as indicated in the two paragraphs above.

 Transfer Restrictions

  The Voting Agreements provide that prior to the termination of the Voting Agreements, the Funds will not (i) sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift or by contribution or distribution or otherwise) (or consent to any of the foregoing) (collectively, "Transfer"), or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares or any interest therein other than pursuant to the terms thereof and pursuant to the Recapitalization Merger Agreement, (ii) enter into any voting arrangement or understanding, whether by proxy, voting agreement or otherwise, or (iii) take any action that would make any of its representations or warranties contained in the Voting Agreements untrue or incorrect or have the effect of preventing or disabling such stockholder from performing its obligations under the Voting Agreements.

 Additional Covenants

  Pursuant to the Voting Agreements, the Funds have further agreed (i) to waive their appraisal rights with respect to the Merger or rights to dissent from the Merger, (ii) not to, and not to permit any investment banker, financial advisor, attorney, accountant or other representatives retained by it, to, directly or indirectly, (a) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that may lead to an Acquisition Proposal or (b) participate in any discussions or negotiations regarding any proposed Acquisition Proposal, and (iii) to provide an affiliate letter to MergerCo.

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

 Termination

  The Voting Agreements will terminate, and no party will have any rights or obligations thereunder and such Agreements will become null and void and have no further effect, except as otherwise provided therein, immediately following the earliest to occur of (x) the Effective Time or (y) the termination of the Recapitalization Merger Agreement pursuant to its terms.

EMPLOYMENT AGREEMENTS

  As of the date of this Proxy Statement/Prospectus, the Company has not entered into any employment agreements with any officer or key employee with respect to his employment by the Company following the Effective Date. It is expected that as of the Effective Date, the Company will have entered into an employment agreement with William Franz, Vice President, XTRA Lease.

REGISTRATION RIGHTS AGREEMENT

  The following is a brief summary of the material provisions of the Registration Rights Agreement.

 Demand Registration

  Pursuant to the Registration Rights Agreement, each of (i) Atlas or Interpool, (ii) Apollo and (iii) any other investor in the Company who becomes a party to the Registration Rights Agreement may request in writing that the Company effect the registration under the Securities Act of all or part of such shareholder's Registrable Securities (as defined in the Registration Rights Agreement) specifying in the request the number and type of Registrable Securities to be registered by such shareholder and the intended method of disposition thereof. Each such shareholder may request one (or, if Apollo, two) such Demand Registration(s) to be a shelf registration pursuant to Rule 415 of the Securities Act, with such registration statement to remain effective for two years. Pursuant to the Registration Rights Agreement, upon receipt of such Shareholder Request, the Company will promptly give written notice of such requested Demand Registration to all other holders of Registrable Securities, which other holders shall have the right, subject to certain limitations, to include the Registrable Securities held by them in such registration and thereupon the Company will, as expeditiously as possible, use its best efforts to effect the registration under the Securities Act of the Registrable Securities that the Company has been so requested to register by such shareholder; and all other Registrable Securities that the Company has been requested to register by any other holder thereof by written request given to the Company within 10 calendar days after the giving of such written notice by the Company.

  The Company will not be obligated to effect more than (A) four Demand Registrations at the request of Apollo and (B) two Demand Registrations at the request of Interpool or Atlas and (ii) the Company will not be obligated to file a registration statement unless the Company has received requests for such registration with respect to at least 5% of the outstanding shares of Common Stock.

  If the Board of Directors of the Company makes a good faith determination, certified by the Chief Executive Officer of the Company, that (i) the filing of a registration statement or the compliance by the Company with its disclosure obligations in connection with a registration statement would require the disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (ii) such registration would be likely to have an adverse affect on any proposal or plan by the Company to engage in any financing transaction, acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction, the Company may delay the filing of a registration statement and shall not be required to maintain the effectiveness thereof or amend or supplement a registration statement for a period expiring upon the earlier to occur of (A) the date on which such material information is disclosed to the public or ceases to be material, in the case of clause
(i), (B) the date on which such transaction is completed or abandoned, in the case of clause (ii), or (C) 120 days after the Company makes such good faith determination, in the case of either clauses (i) or (ii); provided that in such event, the holders of Registrable Securities initiating the request for such registration will be entitled to withdraw such request, and if such request if withdrawn such registration will not count as the permitted registration.

 Piggyback Registration

  The Registration Rights Agreement provides that if at any time the Company proposes to register any of its equity securities under the Securities Act (other than a registration on Form S-4 or S-8 or any successor forms thereto) for the account of another Person or for its own account, on a form and in a manner that would permit registration of Registrable Securities for sale to the public under the Securities Act, it will give written notice to all the holders of Registrable Securities promptly of its intention to do so. Upon the written request of any holder of Registrable Securities delivered to the Company within 30 calendar days after the receipt of any such notice, the Company will effect the registration under the Securities Act of all the Registrable Securities that the Company has been so requested to register; provided, however, that if, at any time after giving such written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company determines for any reason not to register such securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities who made a request for registration as hereinabove described and thereupon the Company will be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the registration expenses in connection therewith). The Registration Rights Agreement also provides that if such registration involves an Underwritten Offering (as defined in the Registration Rights Agreement), all holders of Registrable Securities requesting to be included in the Company's registration must sell their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to the Company.

SHAREHOLDERS' AGREEMENT

  The Investors have entered into a Shareholders' Agreement providing for Atlas to have at least one director on the Company's Board of Directors following the Effective Time of the Merger and certain tag-along and drag-along rights in the event of the sale of the Company Common Stock by Apollo. Pursuant to the Shareholders' Agreement, if Apollo agrees to sell or exchange a majority or greater amount of the then outstanding Company Common Stock of the Company to a third party, Apollo has the right to require each of the other Shareholders (which are specified in the Shareholders' Agreement as (i) Atlas or Interpool, (ii) Apollo, (iii) any other investor in the Company who becomes a party to the Shareholders' Agreement, and (iv) certain permitted transferees who become party to or bound by the provisions of the Shareholders' Agreement in accordance with the terms thereof) to (i) if such sale is structured as a sale of stock, sell to such third party all shares of Company Common Stock owned by them or (ii) if such sale is structured as a merger, consolidation or other transaction requiring the consent or approval of the Company's stockholders, vote such Shareholder's shares of Company Common Stock in favor thereof and otherwise consent thereto. In addition, the Shareholders' Agreement provides that, with certain exceptions, Apollo will refrain from effecting any sale of 15% or more of the outstanding Company Common Stock unless, prior to the consummation thereof, the other Shareholders have been afforded the opportunity to join in such sale on a pro rata basis.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Recapitalization Merger Agreement provides that, on or prior to the Effective Time, the Company, at the request of MergerCo, will enter into a management agreement with Apollo (or an affiliate thereof) pursuant to which the Company will agree to pay an annual management fee of $1 million and agree to continue to receive financial advisory services from Apollo and its designees on an ongoing basis with compensation to be determined, all on terms reasonably satisfactory to MergerCo. If the Merger is consummated in accordance with the Recapitalization Merger Agreement, then the Surviving Corporation following the Merger shall pay to Apollo or any designee, on the closing date of the Merger, a fee of $12.5 million in cash, for arranging the transactions contemplated by the Recapitalization Merger Agreement (including the financing thereof).

  Pursuant to the Engagement Letter, the Company has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee of 0.625% of the aggregate equity consideration, as described in the Engagement Letter, paid in the transaction. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws. The Recapitalization Merger Agreement provides that the aggregate fees payable to Goldman Sachs in connection with the Merger will not be in excess of $6.5 million.

  For a description of certain management arrangements in connection with the Merger, see "THE MERGER--Interests of Certain Persons in the Merger" and "MANAGEMENT--Employment and Related Agreements."

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma consolidated financial data of the Company has been prepared to give effect to the Merger and related transactions as a recapitalization for financial reporting purposes. Accordingly, the historical basis of the Company's assets and liabilities will not be affected by the transactions and the sales and purchases of the Company Common Stock will be accounted for as capital transactions at amounts paid to stockholders. For a discussion of the Merger and related transactions, see "THE MERGER".

  The Company has been advised by CSI and Chase that they have informed MergerCo that, in view of current market conditions, they would exercise their right under the Commitment Letter to change the pricing, terms, and structure of the financing. In addition, Apollo, on behalf of MergerCo, recently indicated to the Company that in view of current market conditions it does not believe that MergerCo would be able to obtain the financing necessary to consummate the Merger. The Commitment Letter will terminate in accordance with its terms on November 30, 1998 if no amounts have been funded thereunder. The Recapitalization Merger Agreement provides that if the transaction is not consummated on or prior to November 30, 1998, either MergerCo or the Company will be able to terminate the transaction, to the extent that the terminating party is not in breach of the agreement. In light of current circumstances, including, without limitation, the notice from Apollo and the position expressed by CSI and Chase, there can be no assurances that the Merger will be consummated. See "THE MERGER--Recent Developments; Material Uncertainty of Consummating the Merger," "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Conditions to Consummation of the Merger," and "--Termination."

  The pro forma financial statements have been prepared assuming the Bridge Loan is taken down, given the current market conditions for high yield securities such as the Senior Subordinated Notes. The pro forma financial statements also reflect the financial terms for such Bridge Loan and the Senior Facilities which are currently enumerated in the Commitment Letter.

  MergerCo has informed the Company that, based on current market conditions and after having reviewed the matter with CSFB and CSI, it does not believe that it is presently feasible to place the Senior Subordinated Notes on terms reasonably satisfactory to MergerCo. However, if the Senior Subordinated Notes were to be placed, the interest rate borne by the Notes, in all likelihood, would be higher than that to be borne by the Bridge Loan. In the event that the Senior Subordinated Notes are placed with a higher interest rate, the pro forma loss would be greater than that currently presented in the pro forma financial statements.

  The recapitalization adjustments presented are based upon available information and certain assumptions and adjustments outlined in the accompanying notes to the unaudited pro forma consolidated financial data that the Company believes are reasonable under the circumstances. The historical consolidated income statement for the year ended September 30, 1997 was derived from the audited consolidated financial statements of the Company included elsewhere herein. The historical consolidated income statement for the nine months ended June 30, 1998 and June 30, 1997 and the historical consolidated balance sheet data as of June 30, 1998 were derived from the unaudited financial statements of the Company included elsewhere herein.

  The unaudited pro forma consolidated balance sheet of the Company as of June 30, 1998 gives effect to the Merger assuming that it was completed on June 30, 1998. The unaudited pro forma consolidated statement of operations of the Company for the year ended September 30, 1997 gives effect to the Merger as if it had occurred on October 1, 1996. The unaudited pro forma consolidated income statement of the Company for the nine months ended June 30, 1998 gives effect to the Merger as if it had occurred on October 1, 1997. The unaudited pro forma consolidated statement of operations of the Company for the nine months ended June 30, 1997 gives effect to the Merger as if it had occurred on October 1, 1996.

  The unaudited pro forma financial data should be read in conjunction with the historical consolidated financial statements of the Company and notes thereto, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," other financial data included elsewhere in this Proxy Statement, and the information concerning the Merger, including the sources and uses therefore. See "THE MERGER--Merger Financing."

  The pro forma financial data and related notes are provided for informational purposes only. They do not necessarily reflect the results of operations or financial position of the Company that would have resulted had the events referred to above or in the notes to the unaudited pro forma financial data been consummated as of the date and for the periods indicated. The pro forma financial data is not intended to project the Company's financial position or results of operations for any future period.

  The pro forma consolidated financial data gives effect to the six and one-half for one stock split (to be effected as a dividend of five and one-half shares of Company Common Stock for each share of Company Common Stock outstanding) which the Company expects to implement following the consummation of the Merger.

                       XTRA CORPORATION AND SUBSIDIARIES

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (MILLIONS OF DOLLARS)

                                                                        (A)
                                             HISTORICAL              PRO FORMA
                                              JUNE 30,               JUNE 30,
                                                1998    ADJUSTMENTS    1998
                                             ---------- -----------  ---------
                   ASSETS
                   ------
Property and equipment......................   $2,163                 $2,163
Accumulated depreciation....................     (732)                  (732)
                                               ------                 ------
    Net property and equipment..............    1,431                  1,431
Lease contracts receivable..................       44                     44
Trade receivables, net......................       60                     60
Other assets................................       16      $  29 (c)      45
Cash........................................        7                      7
                                               ------      -----      ------
                                               $1,558      $  29      $1,587
                                               ======      =====      ======
    LIABILITIES AND STOCKHOLDERS' EQUITY
                  (DEFICIT)
    ------------------------------------
Liabilities:
  Debt......................................   $  818      $ 747 (d)  $1,565
  Deferred income taxes.....................      276        (12)(e)     264
  Accounts payable and accrued expenses.....       72                     72
                                               ------      -----      ------
    Total liabilities.......................    1,166        735       1,901
Stockholders' equity (deficit):
  Common Stock, Par Value...................        8          8 (f)      16
  Capital in Excess of Par..................       57        281 (f)     338
  Retained earnings.........................      335       (995)(f)    (660)
  Cumulative translation adjustment.........       (8)                    (8)
                                               ------      -----      ------
    Total stockholders' equity (deficit)....      392       (706)       (314)
                                               ------      -----      ------
                                               $1,558      $  29      $1,587
                                               ======      =====      ======


    The accompanying notes are an integral part of this unaudited pro forma consolidated balance sheet.

                       XTRA CORPORATION AND SUBSIDIARIES

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                              AS OF JUNE 30, 1998
                             (MILLIONS OF DOLLARS)

(a) On June 18, 1998, the Company entered into the Recapitalization Merger Agreement with MergerCo. Pursuant to the Recapitalization Merger Agreement, MergerCo will merge with and into the Company and the Company will be the surviving corporation.

(b) A summary of the sources and uses of proceeds of the Merger is as follows:

     SOURCES OF FUNDS
       Merger Financing................................................ $   978
       MergerCo Equity Investment......................................     292
                                                                        -------
        Total sources of funds......................................... $ 1,270
                                                                        =======

     USES OF FUNDS
       Merger consideration............................................ $   967
       Cash settlement of stock options................................      12
       Repayment of existing debt......................................     215
       Merger fees and expenses........................................      76
                                                                        -------
        Total uses of funds............................................ $ 1,270
                                                                        =======

(c) The adjustment reflects the capitalized portion of the debt issuance costs anticipated to be paid to effect the Merger.

(d) The adjustment reflects the following:

     Term Loans........................................................ $   478
     Bridge Loan, net of $16 million debt discount.....................     484
                                                                        -------
       Total new debt..................................................     962
     Repayment of Revolving Credit Facility............................    (131)
     Repayment of Series B Medium Term Notes...........................     (84)
                                                                        -------
       Net change in debt.............................................. $   747
                                                                        =======

  The Bridge Loan is shown net of $16 million of unamortized debt discount attributed to the value of the warrants.

   The Company intends, prior to Closing, to offer to repurchase the Series B Medium Term Notes and to seek the consent of the noteholders to the deletion of certain covenants contained therein. If the Company is not successful in obtaining the consent of a sufficient number of noteholders to modify the terms thereof, the Company intends to defease such notes and to establish a debt defeasance fund in connection therewith.

(e) The adjustment reflects the tax benefit, at a 40% effective rate, of the tax deductible portion of the fees and expenses related to the Merger.

                       XTRA CORPORATION AND SUBSIDIARIES

(f) The adjustment reflects the following:

                                                     ADDITIONAL
                                              COMMON  PAID-IN   RETAINED
                                              STOCK   CAPITAL   EARNINGS TOTAL
                                              ------ ---------- -------- -----
   Repurchase and exchange of common stock..   $(5)     $(27)    $(935)  $(967)
   Equity investment by the Investors.......             292               292
   Warrants issued with Bridge Loan.........              16                16
   Stock split issued in the form of a stock
    dividend................................    13                 (13)     --
   Cash settlement of stock options, net of
    tax benefit.............................                        (7)     (7)
   Fees and expenses related to the Merger,
    net of tax benefits.....................                       (40)    (40)
                                               ---      ----     -----   -----
                                               $ 8      $281     $(995)  $(706)
                                               ===      ====     =====   =====

                       XTRA CORPORATION AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                     (D)
                                  HISTORICAL                      PRO FORMA
                               NINE MONTHS ENDED              NINE MONTHS ENDED
                                 JUNE 30, 1997   ADJUSTMENTS    JUNE 30, 1997
                               ----------------- -----------  -----------------
Revenues.....................        $ 318                         $  318
Operating expenses
  Depreciation on rental
   equipment.................          110                            110
  Rental equipment operating
   expenses..................           80                             80
  Selling and administrative
   expense...................           32          $  1 (a)           33
                                     -----          ----           ------
                                       222             1              223
                                     -----          ----           ------
    Operating income.........           96            (1)              95
Interest expense.............           47            68 (b)          115
                                     -----          ----           ------
    Pretax income (loss).....           49           (69)             (20)
Provision (benefit) for in-
 come taxes..................           20           (28)(c)           (8)
                                     -----          ----           ------
Income (loss) from continuing
 operations before
 nonrecurring charges
 directly attributable to the
 Merger......................        $  29          $(41)          $  (12)
                                     =====          ====           ======
Basic earnings (loss) per
 common share................        $1.90                         $(0.37)
Basic common shares outstand-
 ing (in millions)...........         15.3 (f)                       32.5
Diluted earnings (loss) per
 common share................        $1.90                         $(0.37)
Diluted common shares out-
 standing (in millions)......         15.3 (f)                       32.5 (g)



    The accompanying notes are an integral part of this unaudited pro forma consolidated statement of operations.

                       XTRA CORPORATION AND SUBSIDIARIES

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
                (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                       (D)
                                    HISTORICAL                      PRO FORMA
                                 NINE MONTHS ENDED              NINE MONTHS ENDED
                                   JUNE 30, 1998   ADJUSTMENTS    JUNE 30, 1998
                                 ----------------- -----------  -----------------
Revenues.......................        $ 342                          $ 342
Operating expenses
  Depreciation on rental equip-
   ment........................          113                            113
  Rental equipment operating
   expenses....................           83                             83
  Selling and administrative
   expense.....................           33          $  1 (a)           34
                                       -----          ----            -----
                                         229             1              230
                                       -----          ----            -----
    Operating income...........          113            (1)             112
Interest expense...............           44            68 (b)          112
                                       -----          ----            -----
    Pretax income..............           69           (69)              --
Provision for income taxes.....           28           (28)(c)           --
                                       -----          ----            -----
Income from continuing opera-
 tions before nonrecurring
 charges directly attributable
 to the Merger.................        $  41          $(41)           $  --
                                       =====          ====            =====
Basic earnings per common
 share.........................        $2.69                          $0.00
Basic common shares outstanding
 (in millions).................         15.3(f)                        32.5
Diluted earnings per common
 share.........................        $2.68                          $0.00
Diluted common shares outstand-
 ing (in millions).............         15.4(f)                        34.1(g)


    The accompanying notes are an integral part of this unaudited pro forma consolidated income statement.

                       XTRA CORPORATION AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                    (D)
                                 HISTORICAL                      PRO FORMA
                                 YEAR ENDED                      YEAR ENDED
                             SEPTEMBER 30, 1997 ADJUSTMENTS  SEPTEMBER 30, 1997
                             ------------------ -----------  ------------------
Revenues...................        $ 435                           $  435
Operating expenses
  Depreciation on rental
   equipment...............          149                              149
  Rental equipment operat-
   ing expenses............          109                              109
  Selling and administra-
   tive expense............           43           $  1 (a)            44
                                   -----           ----            ------
                                     301              1               302
                                   -----           ----            ------
    Operating income.......          134             (1)              133
Interest expense...........           63             91 (b)           154
                                   -----           ----            ------
    Pretax income (loss)...           71            (92)              (21)
Provision (benefit) for in-
 come taxes................           28            (37)(c)            (9)
                                   -----           ----            ------
Income (loss) from continu-
 ing operations
 before nonrecurring
 charges directly
 attributable to the Merg-
 er........................        $  43           $(55)           $  (12)
                                   =====           ====            ======
Basic earnings (loss) per
 common share..............        $2.79                           $(0.38)
Basic common shares out-
 standing (in millions)....         15.3(f)                          32.5
Diluted earnings (loss) per
 common share..............        $2.78                           $(0.38)
Diluted common shares out-
 standing (in millions)....         15.3(f)                          32.5 (g)




    The accompanying notes are an integral part of this unaudited pro forma consolidated statement of operations.

                               XTRA CORPORATION

          NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS
                (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(a) The adjustment is an annual management fee of $1 million, which the Company will pay to Apollo Management IV, L.P. as set forth in the terms and conditions of the Recapitalization Merger Agreement. The adjustment is included on a prorated basis for the nine months ended June 30, 1997 and 1998.

(b) The adjustment to interest expense reflects the following:

                                  NINE     NINE
                                 MONTHS   MONTHS    YEAR
                                 ENDED    ENDED    ENDED
                                06/30/97 06/30/98 09/30/97
                                -------- -------- --------
   Interest expense on exist-
    ing Revolving Credit Fa-
    cility repaid in the
    Merger...................     $(6)     $(6)     $(8)
   Interest expense on exist-
    ing Series B Medium Term
    Notes repaid in the Merg-
    er.......................      (5)      (5)      (6)
   Interest expense on Merger
    Financing:
     AMOUNT  DESCRIPTION RATE
     ------  ----------- ----
     $103    Term Loan A  7.65%     6        6        8
      200    Term Loan B  7.90%    12       12       16
      175    Term Loan C  8.15%    11       11       14
      500    Bridge Loan 11.88%    45       45       60
     ----
      978    Total
     ====
   Annual commitment fees on
    Merger Financing.........       2        2        3
   Amortization of deferred
    debt issuance costs in-
    curred on the
    Merger Financing.........       3        3        4
                                  ---      ---      ---
                                  $68      $68      $91
                                  ===      ===      ===

  Since interest rates in connection with the Merger Financing have not been determined as of the date of this Proxy Statement, the adjustment represents the Company's current estimate of interest rates.

  The interest expense adjustment which relates to the revolving credit facility and the Series B Notes to be repaid or repurchased in connection with the Merger, was calculated by assuming that the actual average balances outstanding during the periods indicated were reduced by the amounts assumed to be repaid at June 30, 1998 (as indicated in footnote (d) to the Unaudited Pro Forma Consolidated Balance Sheet). The interest expense adjustment was calculated based on the prevailing interest rates during the periods indicated.

  Borrowings made under the Bridge Loan would bear interest initially at the Eurodollar Rate plus 5.5% per annum, which interest rate would increase by 1% at the end of six months, and then increase by 0.5% at the end of each three-month period thereafter; provided that the interest rate would not exceed 18% per annum nor be less than 11.25% per annum. To the extent that the interest rate exceeds 15%, the Borrower may at its option cause such excess interest to be added to the principal amount of the Bridge Loan. The Bridge Loan would be unsecured, although it would be guaranteed by the same entities guaranteeing the Senior Facilities. Lenders funding the Bridge Loan would be entitled to warrants to purchase 5% of the outstanding shares of Company Common Stock on a fully diluted basis at an exercise price of $.01 per share for a period of 10 years from the closing of the Bridge Loan. The warrants become exercisable over six consecutive quarters (16.67% of the total warrants per quarter) beginning five quarters after the closing of the Bridge Loan provided that the Bridge Loan is outstanding at such times. The warrants held by an initial lender also will become exercisable immediately in the event that the lender sells some or all of its portion of the Bridge Loan to a third party at any time after the closing of the Bridge Loan. Assuming that all of the warrants become exercisable, the Company would allocate approximately $484 million of the proceeds of the Bridge Loan to debt represented by the Bridge Loan and approximately $16 million to equity represented by the warrants. See "THE MERGER--Merger Financing." Interest expense on the Bridge Loan was calculated assuming an average borrowing rate of 11.88% on the face amount of the Bridge Loan (11.25% in the first

                               XTRA CORPORATION
  six months, 12.25% for the next three months and 12.75% for the next three months) in the first 12 months after the Merger, plus the accretion of the discount on the Bridge Loan related to the warrants of approximately $2 million. If the Company prepays the Bridge Loan debt, the accretion of the debt discount would be adjusted accordingly.

  MergerCo has informed the Company that, based on current market conditions and after having reviewed the matter with CSFB and CSI, it does not believe that it is presently feasible to place the Senior Subordinated Notes on terms reasonably satisfactory to MergerCo. However, if the Senior Subordinated Notes were to be placed, the interest rate borne by the Notes, in all likelihood, would be higher than that to be borne by the Bridge Loan. In the event that the Senior Subordinated Notes are placed with a higher interest rate, the pro forma loss would be greater than that currently presented in the pro forma financial statements.

  Each 1/8% increase or decrease in the assumed weighted average interest rate on the Merger Financing would change the pro forma interest expense by $.9 million and $1.2 million for the nine month periods ended June 30, 1997 and 1998 and the year ended September 30, 1997.

(c) Reflects the income tax effects of the recapitalization adjustments, assuming a 40% tax rate.

(d) The Unaudited Pro Forma Consolidated Income Statements exclude the non-recurring items described below that are directly attributable to the
    Merger:

    1. A compensation charge of $7 million associated with the cash settlement of stock options that are canceled as a result of the Merger. The compensation charge net of tax is computed based on 793,449 options outstanding at June 30, 1998 multiplied by the excess of $65.00 over the weighted average exercise price of $49.95.
    2. Severance costs of $8 million net of tax for employees who will be terminated following the completion of the Merger.
    3. A prepayment premium of $6 million net of tax associated with the retirement of the Series B Medium Term Notes.
    4. Transaction related charges of $26 million for costs associated with arranging the Merger and other fees and expenses such as legal, accounting and filing fees.

  These charges will be included in the Company's income statements as incurred, primarily in the accounting period in which the Merger is completed.

(e) The Unaudited Pro Forma Consolidated Income Statements excludes the cost savings expected to be achieved in the first 12 months after the Merger by consolidating certain functions and operations. Such consolidation plan and related agreements are currently in process and will be finalized prior to the completion of the Merger.

(f) The historical basic and diluted earnings per share do not reflect the contemplated stock split. Had the stock split been reflected in the historical financial statements, the basic and diluted earnings per share, respectively, would have been $.43 and $.43 for the twelve months ended September 30, 1997, $.29 and $.29 for the nine months ended June 30, 1998, and $.41 and $.41 for the nine months ended June 30, 1997.

(g) Diluted shares outstanding does not include warrants that will allow the holders to purchase up to 5% of the amount of outstanding Company Common Stock for any period in which such warrants are anti-dilutive. See note
    (b) above.

                           PRO FORMA CAPITALIZATION

  The following table sets forth the unaudited pro forma consolidated cash and cash equivalents and capitalization of the Company (i) at June 30, 1998 and
(ii) after giving pro forma effect to the Merger and related transactions as if they had occurred on June 30, 1998. This table should be read in conjunction with "THE MERGER -- Merger Financing," "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA," "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA," "MANAGEMENT'S DISCUSSION AND ANALYSIS," and the Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Proxy Statement.

                                                        JUNE 30, 1998
                                                    ------------------------
                                                     ACTUAL      PRO FORMA
                                                    ----------  ------------
                                                    (DOLLARS IN MILLIONS)
Cash and cash equivalents.......................... $        7   $        7
                                                    ==========   ==========
Debt:
  Existing Debt:
    Revolving Credit Facility...................... $      131   $      --
    Medium Term Notes--Series B....................         84          --
    Medium Term Notes--Series C....................        583          583
    Capital Lease Obligations, net.................         20           20
  Merger Financing:
    Revolving Facility.............................        --           --  (1)
    Term Loan A....................................        --           103 (2)
    Term Loan B....................................        --           200
    Term Loan C....................................        --           175
    Bridge Loan, net of $16 million debt dis-
     count(3)......................................        --           484
                                                    ----------   ----------
    Total debt..................................... $      818   $    1,565
Stockholders' equity (deficit):
  Company Common Stock, including additional paid-
   in-capital......................................         65          --
  Recapitalized Common Stock, including additional
   paid-in-capital.................................        --           354
  Retained earnings (deficit)......................        335         (660)
  Cumulative translation adjustments...............         (8)          (8)
                                                    ----------   ----------
    Total Stockholders' equity (deficit)...........        392         (314)
                                                    ----------   ----------
    Total Capitalization........................... $    1,210   $    1,251
                                                    ==========   ==========

--------
(1) Commitments received to provide sources up to $250 million after the Effective Time.

(2) An additional $147 million will be available on a delayed-draw basis after the Effective Time.

(3) The Bridge Loan is shown net of $16 million of unamortized debt discount attributed to the value of the warrants.

          1998 XTRA CORPORATION STOCK OPTION AND INCENTIVE AWARD PLAN

  The following is a summary of the terms of the Stock Option Plan. The Stock Option Plan has been approved by the Board of Directors of the Company and is subject to approval by the stockholders of the Company. The Stock Option Plan is attached as Annex D to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary is qualified in its entirety by the actual terms of the Stock Option Plan.

 General

  The purpose of the Stock Option Plan is to align the interests of directors, officers, other employees and independent contractors of the Company and its subsidiaries with those of the Company's stockholders; to reinforce corporate, organizational and business-development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; and to reward the performance of individual officers, other employees and independent contractors in fulfilling their personal responsibilities for long-range achievements.

  The Stock Option Plan will be administered by Board of Directors or by a Committee designated by the Board of Directors. Subject to the terms of the Stock Option Plan, the Board of Directors will have full authority to determine, among other things, the persons to whom awards under the Stock Option Plan ("Awards") will be made, the type of Award to be granted to any participant, the number of shares of Company Common Stock subject to Awards, and the specific terms and conditions applicable to Awards, including, but not limited to, the duration, vesting and exercise or other realization periods, performance criteria, if any, the circumstances for forfeiture and the form and timing of payment with respect to any Award.

  The Stock Option Plan provides that a maximum of 250,000 shares of Company Common Stock shall be reserved for issuance thereunder. In the event that the Board of Directors shall determine that any dividend or other distribution (whether in the form of cash, Company Common Stock or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects the Company Common Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the Stock Option Plan, then the Board of Directors shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of Company Common Stock that may thereafter be issued in connection with Awards,
(ii) the number and kind of shares of Company Common Stock issued or issuable in respect of outstanding Awards and (iii) the exercise price, grant price, or purchase price relating to any Award; provided that, with respect to incentive stock options ("ISOs"), as such term is defined in Section 422 of the Code, such adjustment shall be made in accordance with Section 424 of the Code.

  Grants of a variety of Awards, including, but not limited to, stock options, stock appreciation rights ("SARs"), dividend equivalent rights, restricted stock and restricted stock units may be made under the Stock Option Plan to selected directors, officers, other employees and independent contractors of the Company and its present or future subsidiaries, in the discretion of the Board of Directors. Stock options may be either ISOs or nonqualified stock options. The exercise price of a nonqualified stock option may be at or below the fair market value per share of Company Common Stock on the date of grant but not below 50% of Fair Market Value (as defined in the Stock Option Plan); generally, the exercise price of an ISO may not be less than the fair market value per share of Company Common Stock on the date of grant. Stock options will become exercisable in accordance with a schedule established at the time of grant. The Board of Directors will determine each stock option's expiration date; provided that no ISO may be exercised more than ten years after the date of grant. The Stock Option Plan provides that the exercise price for stock options granted thereunder may, as determined by the Board of Directors, be payable in cash, shares of Company Common Stock, through a cashless "broker-dealer" exercise method, by authorizing the Company to withhold shares of Company Common Stock (in the sole discretion of the Board of Directors), by a combination of the foregoing or by such other payment method as the Board of Directors may prescribe.

  The Stock Option Plan provides for the grant of Awards of "Incentive Units" and "Stock Units," the vesting and payment of which will be dependent upon the achievement of certain performance goals to be established for a specific performance period. Stock Units will also be credited with dividend equivalent rights which, once credited, will be converted into an equivalent number of Stock Units. Payments in respect of vested Incentive Units and Stock Units may be made in cash, shares of Company Common Stock, or a combination of the foregoing, as determined by the Board of Directors in its discretion.

  In addition to the foregoing Awards, the Board of Directors may, in its sole discretion, grant such other forms of stock-based and cash-based Awards as it may determine to be consistent with the purpose of the Stock Option Plan.

  As of the date of the mailing of this Proxy Statement/Prospectus, no options have been granted under the Stock Option Plan, and it is not known how many options, if any, will be granted, as of the Effective Time, to executive officers or employees of the Company. Inasmuch as future Awards under the Stock Option Plan will be granted at the sole discretion of the Board of Directors and that performance criteria may vary from year to year and participant to participant, future benefits under the Stock Option Plan are not determinable. As of the Effective Time, the Fair Market Value per share of the Company Common Stock is assumed to be $65.00.

  The Stock Option Plan provides for the grant of Annual Incentive Compensation Awards, which become payable only if and to the extent that performance goals with respect to the applicable performance period are attained. The Board of Directors will determine the amount of each Annual Incentive Compensation Award and shall specify with respect to a performance period the performance goals applicable to the Award. Unless otherwise provided by the Board of Directors in connection with specified terminations of employment, payment in respect of Annual Incentive Compensation Awards will be made only if and to the extent that the performance goals with respect to such performance period are attained. Payments in respect of Annual Incentive Compensation Awards will be made either in cash or Company Common Stock or in a combination of cash and Company Common Stock, as determined by the Board of Directors. Subject to such exceptions as may be determined by the Board of Directors, if the participant's continuous employment with the Company or any of its subsidiaries terminates prior to the expiration of the performance period of an Annual Incentive Compensation Award, any and all rights to payment in respect of such award will be forfeited.

  In the event of a Change of Control (as defined in the Stock Option Plan), each Option or SAR, the vesting of which is subject to the achievement of a performance goal, that is not vested as of such time will no longer be subject to such performance-based vesting requirements but will be subject only to the time-based vesting requirements contained in the Award Agreement setting forth the terms of such Option or SAR; and each Annual Incentive Compensation Award will no longer be subject to its performance-based vested requirements but will be subject only to the time-based vesting requirements contained in the award agreement setting forth the terms of such Award.

  The Stock Option Plan may, at any time and from time to time, be altered, amended, suspended, or terminated in whole or in part by the Board of Directors. No amendment may be made, however, that adversely affects any of the rights of a participant under any Award theretofore granted, without such participant's consent.

 Material Federal Income Tax Consequences

  The following discussion is a brief summary of material United States federal income tax consequences under current federal income tax laws relating to an Award of stock options under the Stock Option Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences. Each participant in the Stock Option Plan should consult such participant's tax advisor regarding the particular tax consequences to such person of receiving Awards pursuant to the Stock Option Plan.

  Nonqualified Stock Options ("NSO"). An optionee generally will not be taxed upon the grant of an NSO. Rather, at the time of exercise of such NSO (and in the case of an untimely exercise of an ISO), the optionee will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the option price. The Company will generally be entitled to a tax deduction for the year in which the optionee recognizes the ordinary income and in an amount equal to such income.

  If shares acquired upon exercise of an NSO (or upon untimely exercise of an ISO) are later sold or exchanged, any gain or loss recognized upon the sale or exchange will generally be a capital gain or loss, long-term or short-term, depending upon the applicable holding period with respect to such shares.

  Incentive Stock Options. An optionee will not be taxed upon the grant or timely exercise of an ISO, except for certain alternative minimum tax ("AMT") consequences summarized below. Exercise of an ISO will be timely if made during its term and if the optionee remains an employee of the Company or a subsidiary at all times during the period beginning on the date of grant of the ISO and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled optionee). Exercise of an ISO will also be timely if made by the legal representative of an optionee who dies (i) while in the employ of the Company or a subsidiary or
(ii) within three months after termination of employment. The tax consequences of an untimely exercise of an ISO will be determined in accordance with the rules applicable to NSOs. Also, ISOs held by an individual will be treated as NSOs to the extent they first become exercisable in any calendar year for shares having a grant-date fair market value in excess of $100,000.

  If stock acquired pursuant to the timely exercise of an ISO is later sold or exchanged, in general any gain or loss recognized upon the sale or exchange will, except as noted below be a capital gain or loss (long-term or short-term, depending upon the applicable holding period with respect to such shares). The Company, under these circumstances, will not be entitled to any federal income tax deduction in connection with either the exercise of the ISO or the sale of such stock by the optionee.

  If, however, stock acquired pursuant to the exercise of an ISO is disposed of by the optionee prior to the expiration of two years from the date of grant of the ISO or within one year from the date such stock is transferred to him upon exercise (a "disqualifying disposition"), the optionee generally will be taxable at the time of such disqualifying disposition as follows: (i) he or she will recognize income taxable at ordinary income rates to the extent of the difference between the option price and the lesser of the fair market value of the stock on the date the ISO is exercised or the amount realized (if any) on such disqualifying disposition and (ii) if the disposition is a sale or exchange, any additional gain will be taxed as short-term or long-term capital gain (depending upon the applicable holding period with respect to such shares). In such case, the Company will generally be entitled to a federal income tax deduction for the year of the disqualifying disposition for the amount taxable to the optionee as ordinary income.

  The amount by which the fair market value of the stock on the exercise date of a timely exercised ISO exceeds the option price will increase the optionee's "alternative minimum taxable income" and may result in an AMT imposed under Section 55 of the Code.

  Exercise with Shares. According to a published ruling of the Internal Revenue Service, an optionee who pays the option price upon exercise of an NSO, in whole or in part, by delivering shares of Company Common Stock already owned by him or her will recognize no gain or loss for federal income tax purposes on the shares surrendered, but otherwise will be taxed according to the rules described above for NSOs. (See "Material Federal Income Tax Consequences--Nonqualified Stock Options ("NSO").") With respect to shares acquired upon exercise which are equal in number to the shares surrendered, the tax basis of such shares will be equal to the tax basis of the shares surrendered, and the holding period of such acquired shares will include the holding period of the shares surrendered. The tax basis of additional shares received upon exercise will be equal to the fair market value of such shares on the date of exercise, and the holding period for such additional shares will commence on such date.

  The Treasury Department has issued proposed regulations that, if adopted in their current form, would appear to provide for the following rules with respect to the exercise of an ISO by surrender of previously owned shares of Company Common Stock. If the shares surrendered in payment of the exercise price of an ISO are "statutory option stock" (including stock acquired pursuant to the exercise of an ISO) and if, at the date of surrender, the applicable one-year and two-year holding periods for such shares had not been met, such surrender will constitute a "disqualifying disposition" and any gain recognized on such transfer will be taxable to the optionee as ordinary income, as discussed above. Otherwise, when shares of the Company Common Stock are surrendered upon exercise of an ISO, in general, (i) no gain or loss will be recognized as a result of the exchange, (ii) the number of shares received that is equal in number to the shares surrendered will have a tax basis equal to the tax basis of the shares surrendered and (except for purposes of determining whether a disposition will be a disqualifying disposition) will have a holding period that includes the holding period of the shares exchanged, and (iii) any additional shares received will have a zero tax basis and will have a holding period that begins on the date of the exchange. If any of the shares received are disposed of within two years of the date of grant of the ISO or within one year after exercise, the shares with the lowest basis will be deemed to be disposed of first, and such disposition will be a disqualifying disposition giving rise to ordinary income as discussed above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The discussion below contains certain forward-looking statements, including estimates of economic and industry conditions, equipment utilization, and capital expenditures. Actual results may vary from those contained in such forward-looking statements. See "Risk Factors." The discussion includes the marine container operating results for fiscal years 1997 and 1996 and for the three months ended September 30, 1995. Reference to years in the discussion below refer to XTRA's fiscal years (the period from October 1 to September
30).

  XTRA leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, marine containers, intermodal trailers, chassis, and domestic containers. XTRA's equipment utilization, lease rates, and therefore, profitability, are impacted by the supply of and demand for available equipment, the level of economic activity in North America, world trade activity, the actions of its competitors, and other factors in the freight transportation industry. Utilization and profitability are usually seasonally lower in the second and third fiscal quarters than in the first and fourth fiscal quarters. In general, the Company's receivable collection experience has been good. However industry downturns tend to lengthen the collection period of certain receivables.

  The Company's pretax profits have been cyclical, principally due to the variability of the Company's revenues and the high percentage of fixed costs. To moderate this cyclicality, the Company attempts to maintain a balance between the amount of equipment leased on a per diem and term basis and maintain a mix of various types of freight transportation equipment available for lease. The Company has historically maintained a high proportion of its debt at fixed rates to reduce the impact of fluctuations in the interest rates.

  The Company's June 1995 acquisition of Matson Leasing Company, a marine container leasing company, in addition to providing a further diversification of its customer base, has reduced XTRA's dependence on the North American transportation industry. Although the marine container business is international, substantially all transactions are denominated in U.S. dollars.

  Revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization. Utilization, the ratio of revenue-earning units to the total fleet, is derived from billing information, usage reports and other information from customers, assumptions based on historical experience, and equipment inventories taken at Company depots, and is an approximation. Utilization is impacted by the supply of, and demand for, available equipment, the level of economic activity in North America, and world trade activity. See "Risk Factors--Variable Revenues and Operating Results."

NINE MONTHS ENDED JUNE 30, 1998 VERSUS THE NINE MONTHS ENDED JUNE 30, 1997

 Revenues

  The following table sets forth the Company's average equipment utilization (dollar-weighted by net investment in various types of equipment), average fleet size in units, and average net investment in revenue equipment for the nine months ended June 30, 1998 and 1997. The Company's fleet size and average net investment include equipment owned by the Company, equipment leased-in from third parties under operating and capital leases, and equipment leased to third parties under finance leases.

                                                                 NINE MONTHS
                                                                    ENDED
                                                                  JUNE 30,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
   NORTH AMERICA:
    XTRA Lease:
     Utilization..............................................      87%      90%
     Units....................................................  77,000   78,000
     Net Investment in equipment (in millions)................     660      727
    XTRA Intermodal:
     Utilization..............................................      81%      81%
     Units....................................................  53,000   54,000
     Net Investment in equipment (in millions)................     326      293
    Total: North America
     Utilization..............................................      85%      88%
     Units.................................................... 130,000  132,000
     Net investment in equipment (in millions)................ $   986  $ 1,020
   INTERNATIONAL:
     Utilization..............................................      78%      83%
     Units.................................................... 156,000  164,000
     Net Investment in equipment (in millions)................ $   418  $   407
   CONSOLIDATED:
     Utilization..............................................      83%      86%
     Units.................................................... 286,000  296,000
     Net investment in equipment (in millions)................ $ 1,404  $ 1,427

  Revenues increased by 8% or $24 million for the nine months ended June 30, 1998 over the same period a year ago. The Company's average equipment utilization improved from 83% in the first nine months of fiscal year 1997 to 86% in the first nine months of fiscal 1998. Average net investment in equipment increased by $23 million from the same period of the prior year due primarily to an increase in the net investment in over-the-road trailers, which was partially offset by a decline in the net investment in the intermodal equipment and marine container fleets. For the full fiscal year 1998, average equipment utilization is expected to be higher than the 1997 average of 84%.

  The Company's North American revenues increased $20 million from the same period a year ago due to strong levels of domestic freight leading to more working units, as well as an improvement in lease rates. The Company's North American utilization averaged 88% in the first nine months of fiscal 1998, as compared to 85% in the comparable prior year period. XTRA Lease's revenues increased $21 million from the same period a year ago due to strong levels of domestic freight leading to more working units, as well as an improvement in lease rates. XTRA Lease's utilization averaged 90% in the first nine months of fiscal 1998, as compared to 87% in the comparable prior year period. Increasing demand for equipment was reflected in increased truck tonnage, an indicator of domestic freight levels in the U.S. XTRA Intermodal's revenues decreased $1 million from the same period a year ago due to a slight decrease in working units, as well as declining lease rates. XTRA Intermodal's utilization averaged 81% in the first nine months of both fiscal 1998 and 1997.

  The Company's North American over-the-road trailer fleet averaged 76,000 units, or 50% of average net investment in equipment in the first nine months of fiscal year 1998, compared to 74,000 units, or 46% of average net investment in equipment, in the comparable prior year period. The Company continues to review its intermodal trailer fleet as the railroads shift toward more domestic container usage. Given the reduced demand for intermodal trailers and the expected continued trend toward domestic containers from trailers, XTRA believes its intermodal trailer fleet is appropriately sized. XTRA's intermodal trailer fleet averaged 23,000 units, or 11% of average net investment in equipment in the first nine months of 1998, versus 23,000 units, or 13% of average net investment in equipment, in the comparable prior year period.

  International revenues increased $4 million from the same period of the prior year. An increase in revenues attributable to more working units was partially offset by lower average effective lease rates. Equipment utilization improved to 83% from 78% in the comparable prior year period. Marine container lease rates, which had been experiencing a steady decline at least since fiscal year 1996, remained relatively flat during the most recent twelve month period. Lease rates in the first nine months of fiscal year 1998 declined compared to the comparable prior year period. The Company's average international fleet size increased to 164,000 units in the first nine months of fiscal 1998 from 156,000 units in the comparable prior year period.

 Operating Expenses

  Total operating expenses increased by 3% or $7 million for the nine months ended June 30, 1998 from the same period of fiscal 1997. Depreciation expense increased by 3% or $3 million due to a larger fleet investment. Rental equipment operating expense increased by 4% or $3 million due primarily to higher tire and facility expenses associated with increased working units. Selling and administrative expenses increased by 3% or $1 million with no one factor contributing significantly to the increase.

 Interest Expense

  Interest expense decreased by 6% or $3 million for the nine months ended June 30, 1998 from the same period of fiscal 1997, due primarily to lower average debt outstanding.

 Pretax Income

  Pretax earnings increased 41% or $20 million for the nine months ended June 30, 1998 over the same period a year ago, primarily due to higher equipment utilization.

 Provision for Income Taxes

  The effective income tax rates used in the interim financial statements are estimates of the fiscal years' rates. The effective income tax rate for fiscal 1997 was 40%. For the nine months ended June 30, 1998, the Company has recorded a provision for income taxes using an estimated effective income tax rate of 40%. The Company's effective income tax rate for fiscal 1997 and its estimated effective income tax rate for fiscal 1998 are higher than the statutory U.S. Federal income tax rate primarily due to state income taxes.

THREE YEARS ENDED SEPTEMBER 30, 1997

 Revenues

  The following table sets forth the Company's average equipment utilization (dollar weighted by investment in each type of equipment), average fleet size in units, and average net investment in revenue equipment for the years ended September 30, 1995, 1996, and 1997. The Company's average fleet size and net investment includes equipment owned by the Company, equipment leased-in from third parties under operating and capital leases, and equipment leased to third parties under finance leases.

                                YEAR ENDED SEPTEMBER
                                         30,
                               ----------------------------
                                1995(/1/)   1996     1997
                               -------     -------  -------
   NORTH AMERICA:
    XTRA Lease:
     Utilization.............       89%         84%      88%
     Units...................   73,000      77,000   77,000
     Net Investment in equip-
      ment (in millions).....      557         648      674
    XTRA Intermodal:
     Utilization.............       82%         78%      82%
     Units...................   56,000      56,000   54,000
     Net Investment in equip-
      ment (in millions).....      362         357      322
    Total:
     Utilization.............       86%         81%      85%
     Units...................  129,000     133,000  131,000
     Net investment in equip-
      ment (in millions).....  $   919     $ 1,005  $   996
   INTERNATIONAL:
     Utilization.............       90%         81%      79%
     Units...................   31,000     141,000  157,000
     Net investment in equip-
      ment (in millions).....  $    92     $   403  $   418
   CONSOLIDATED:
     Utilization.............       86%         81%      84%
     Units...................  160,000     274,000  288,000
     Net investment in equip-
      ment (in millions).....  $ 1,066     $ 1,408  $ 1,414

--------
(1) The Company acquired certain net assets of Matson Leasing Company on June 30, 1995. The 1995 figures shown here are annual averages. 1995 fourth quarter average International utilization was 90%, fleet size was 125,000 units, and net investment in equipment was $367 million. 1995 fourth quarter average Consolidated dollar-weighted utilization was 84%, fleet size was 256,000 units, and net investment in equipment was $1,357 million.

  Overall 1996 revenues increased by 12% to $422 million from $378 million in 1995, principally due to the inclusion of the marine container business for the full fiscal year versus one quarter of the year in 1995, partially offset by lower revenues generated from the Company's domestic business, primarily intermodal trailers. The domestic transportation industry did not experience the moderate growth seen in the domestic economy in 1996. The decrease in utilization of the Company's domestic transportation equipment to 81% in 1996 from 86% in 1995 reflected reduced freight levels and increased industry-wide equipment supply. The over-supply of domestic transportation equipment was due to the record level of industry purchases in 1994 and 1995. In 1996, industry purchases of equipment were reduced considerably. Lower growth in freight demand, particularly in the Far East, affected worldwide growth of marine container usage. An increase in the supply of marine containers resulting from substantial industry-wide purchases also reduced utilization of leased containers. XTRA's marine container utilization declined to average 81% for 1996 from 90% in 1995. The significant increase in average net investment in equipment in 1996 was primarily attributable to the acquisition of the marine container business in late 1995.

  Revenues increased 3% or $13 million to $435 million in 1997, primarily due to improvement in the North American businesses. The Company's overall average equipment utilization increased by 3%.

  In 1997, XTRA's North American revenues increased 3% or $12 million due to higher equipment utilization and improving lease rates. The Company's North American utilization began improving during the second half of 1996 and continued into 1997. Utilization averaged 85% in 1997, as compared to 81% in 1996. XTRA Lease's revenues increased 6% or $14 million due to higher equipment utilization and improving lease rates. Utilization averaged 88% in 1997, as compared to 84% in 1996. Lower industry-wide capital spending and increasing demand, as reflected in improving truck tonnage, positively impacted the supply/demand balance during 1997. XTRA Intermodal's revenues decreased 3% or $2 million due to declining lease rates. Utilization averaged 82% in 1997, as compared to 78% in 1996. During 1997, intermodal loadings improved, resulting in increased utilization. The 2,000 unit decrease in the North American fleet size was primarily due to reductions in the intermodal trailer fleet, offset by additions to the over-the-road trailer fleet.

  XTRA's 1997 International revenues increased 2% or $1 million, primarily due to a larger fleet size and an increase in the number of working units in the second half of 1997, offset by a lower average effective lease rate. More balanced world-wide trade resulted in more efficient use of equipment by shippers, hence lower usage of leased containers. In 1996, substantial industry-wide purchases had increased the supply of marine containers. XTRA's marine container utilization declined to average 79% in 1997 from 81% in 1996. The industry over-capacity and sluggish demand for leased marine containers continued to exert pressure on container lease rates. The Company's average international fleet size increased to 157,000 units in 1997 from 141,000 units in 1996 as a result of modest capital spending. In 1997, industry container purchases were down considerably versus 1996.

 Operating Expenses

  Depreciation expense increased 25% or $29 million in 1996 due to the addition of the marine container fleet for the full fiscal year as well as an increase in the over-the-road trailer fleet. In 1997, depreciation expense increased 2% or $3 million mainly due to a larger fleet.

  In 1996, rental equipment operating expenses increased 15% or $13 million due to the inclusion of the marine container business for the full fiscal year. In 1997, rental equipment operating expenses increased 8% or $8 million due to higher storage and repositioning costs associated with more idle marine containers, as well as increased facility costs.

  In 1996, selling and administrative expenses increased 20% or $6 million due to the marine container business included for the first full fiscal year. In 1997, selling and administrative expenses increased 8% or $3 million. Approximately half of the increase was due to an increase in bad debt expense, with no other single factor contributing significantly to the increase.

 Interest Expense

  Interest expense is a function of the amount of average net debt outstanding (long-term debt less cash) and average interest rates. The following table sets forth total average net debt outstanding and interest expense as a percentage of total average net debt outstanding.

                                                                YEAR ENDED
                                                              SEPTEMBER 30,
                                                              ----------------
                                                              1995  1996  1997
                                                              ----  ----  ----
   Average net debt outstanding (in millions of dollars)....  $518  $906  $882
   Interest expense as a percentage of average net debt out-
    standing................................................   8.0%  7.3%  7.1%

  In 1996, interest expense increased 60% or $25 million due primarily to an increase in the average net debt outstanding, due primarily to the acquisition of certain net assets of Matson Leasing Company on June 30, 1995. In 1997, interest expense decreased 5% or $3 million, due to a decrease in average net debt outstanding, as well as a decrease in the average effective interest rate.

 Income Before Provision for Income Taxes

  In 1996, pretax earnings decreased 29% or $29 million primarily due to lower North American equipment utilization and as a result of the Company's high percentage of fixed costs. Pretax earnings in 1997 increased 3% or $2 million due primarily to improved utilization.

 Provision for Income Taxes

  The Company's effective income tax rate was approximately 42%, 41%, and 40% in 1995, 1996, and 1997, respectively. For additional information regarding the provision for income taxes, see Notes 1 and 5 of the "Notes to Consolidated Financial Statements" at F-7 through F-8, F-11 through F-12.

FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

  Significant capital investment is required by the Company's leasing operations, not only for growth but also for replacement of units retired from service. However, during periods of slower economic growth or excess equipment supply, capital expenditures may be curtailed until demand for transportation equipment increases.

  The following table sets forth capital expenditures by equipment type, including units acquired by acquisition, units purchased, and units leased-in from third parties under operating and capital leases. The capital expenditures for 1998 represent XTRA's commitments for 1998 as of July 31, 1998.

                                                             1995 1996 1997 1998
                                                             ---- ---- ---- ----
                                                                (MILLIONS OF
                                                                  DOLLARS)
   Over-the-road trailers................................... $204 $100 $193 $180
   Marine containers........................................  379   79   30   10
   Intermodal trailers......................................   50    2  --   --
   Chassis..................................................   46   22    2    6
   Domestic containers......................................    1    2   18  --
   Non-revenue equipment....................................   19    5    6    8
                                                             ---- ---- ---- ----
      Total................................................. $699 $210 $249 $204
                                                             ==== ==== ==== ====

  The Company recognizes the importance of managing capital spending as essential to maintaining the quality of its fleet. The Company increases its fleet by purchasing new and used equipment and by acquiring equipment from other leasing companies. 1995 capital expenditures included $358 million in equipment acquired in the acquisition of Matson Leasing Company. In 1996, capital expenditures decreased to $210 million in response to weak industry conditions in both the domestic and international businesses. In 1997, capital expenditures increased to $249 million as XTRA purchased over-the-road trailers to respond to current and anticipated strong future market demand. As of July 31, 1998, committed capital expenditures for fiscal 1998 amounted to $204 million. Any additional capital expenditures for the remainder of fiscal year 1998 will likely be modest. As of July 31, 1998, the Company had committed capital spending for fiscal year 1999 amounting to $41 million, reflecting expected continued strong demand for over-the-road trailers.

  During the three years ended September 30, 1997, the Company generated $778 million of cash flow from operations. During this same period, XTRA invested $1,156 million in property and equipment including acquisitions, paid dividends of $34 million, repurchased $74 million of Company Common Stock net of stock options exercised, and increased net debt (debt less cash) outstanding by $486 million. During the nine months ended June 30, 1998, the Company generated cash flows from operations of $211 million. During the same period, XTRA invested $129 million in property and equipment and paid dividends of $10 million. Net debt outstanding (debt less cash) decreased $77 million.

  The Company has authorized the repurchase of up to $200 million of Company Common Stock. As of June 30, 1998, The Company had repurchased $79 million of Company Common Stock under this authorization. The Company has agreed in the Recapitalization Merger Agreement not to repurchase or pay dividends on the Common Stock until the earlier of the termination of the Recapitalization Merger Agreement and the Effective Time.

  Although some level of future capital spending can be financed internally, the ability to fund expenditures above that level will depend upon the availability of external financing. See "Risk Factors--Sufficiency of Committed Financing." The Company historically has had available a variety of external sources at favorable rates and terms to finance its acquisitions and the growth of its leasing equipment fleet. However, the availability of such capital depends heavily upon prevailing market conditions and the Company's capital structure and credit ratings.

  Currently, the Company's external financing options include a combination of medium-term and long-term borrowings in the public and non-public debt market, a revolving credit agreement, intermediate- and long-term financing from banks and institutional investors, and lease financing. XTRA and XTRA, Inc. have registered with the Commission $604 million of securities consisting of Preferred Stock and Company Common Stock of XTRA as well as senior and subordinated debt securities of XTRA, Inc., fully and unconditionally guaranteed by XTRA (the "Shelf Registration") (see Note 4 of the "Notes to Consolidated Financial Statements" at F-9). As of July 31, 1998, the Company had $532 million available for issuance under this Shelf Registration, although the Company currently does not intend to issue securities under the Shelf Registration after the Merger. In addition, upon consummation of the Merger, the Company expects to have $147 million available under the Term Facility and $250 million available under the Revolving Facility.

  In connection with the Merger, the Company will become substantially more leveraged: at June 30, 1998, on a pro forma basis after giving effect to the Merger and Merger Financing, the Company would have had $1.565 billion of consolidated indebtedness. Moreover, the Company will be subject to significant operating restrictions under the terms of the New Credit Facility, the indenture governing the Notes and the instruments governing its other indebtedness. See "Risk Factors--Restrictive Debt Covenants". The Company anticipates that its operating cash flow, together with borrowings under the Senior Facilities, will be sufficient to meet its operating expenses and to service its debt requirements as they become due. However, there can be no assurance that XTRA's business will generate sufficient operating cash flow to meet the Company's operating expenses and to service its debt requirements as they become due. See "Risk Factors--Substantial Leverage."

  The Credit Agreement and the Indenture are expected to limit the ability of the Company and its subsidiaries to incur indebtedness to the amount of (i) $875 million which may be borrowed under the Credit Agreement, (ii) the $500 million of Senior Subordinated Notes, (iii) purchase money indebtedness and other indebtedness in an aggregate principal amount not to exceed $45 million and (iv) the amount of outstanding Series C Medium Term Notes ($583 million at June 30, 1998) and the amount of outstanding capitalized lease obligations ($20 million at June 30, 1998), and will additionally permit intercompany debt, the replacement of certain existing debt and certain other limited indebtedness customarily excepted from restrictions on indebtedness.

YEAR 2000

  The Company has completed an assessment of the majority of its systems and has developed specific workplans to address the year 2000 issue. The Company's assessment resulted in the identification of certain applications and information systems that needed to be replaced or modified. The applications consisted of certain purchased software packages used on the Company's personal computers and the information systems are primarily those used by the Company's XTRA Intermodal business. With respect to the purchased software packages, work plans were created and new applications were installed to replace each of the purchased software packages with applications that are year 2000 compliant. The Company has completed modification and testing of its systems applications used by the Intermodal business. The Company expects that the total costs to fix its year 2000 issues Company-wide will amount to approximately $1 million.

  The Company is in the process of completing an assessment of the potential risks associated with business disruption as a result of year 2000 issues experienced by the Company's vendors, suppliers and customers. Upon completion of this assessment, the Company will determine whether certain contingency plans should be put in place and what the cost of those plans will be. At this point, the Company has not identified any required contingency plans which would require that material expenditures be made by the Company.

NEW ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income in general-purpose financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997. Adoption of this standard will not impact the Company's consolidated financial position, results of operations, or cash flows, and any effect will be limited to the form and content of the Company's disclosures.

  The Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires companies to present segment information based upon the way that management organizes the segments within a company. Statement 131 is effective for periods beginning after December 15, 1997. In the initial year of its application, this statement need not be applied to interim financial statements. Adoption of this standard will not impact the Company's consolidated financial position, results of operations, or cash flows, and any effect will be limited to the form and content of the Company's disclosures.

                                  THE COMPANY

GENERAL

  The Company is a leading global transportation equipment lessor with operations in the highway, domestic intermodal and marine container markets. The Company manages a diverse fleet of approximately 300,000 units, constituting a net investment of approximately $1.4 billion, consisting of:
(i) over-the-road ("OTR") trailers; (ii) intermodal equipment, including intermodal (or "piggyback") trailers, chassis and domestic containers; and
(iii) marine containers.

  In North America, XTRA believes that it is the second largest operating lessor of OTR trailers; the second largest operating lessor of intermodal trailers; the third largest operating lessor of domestic containers; and the fifth largest operating lessor of chassis. XTRA also believes that it is the eighth largest lessor of marine containers world-wide. The Company believes that its extensive operating network and effective fleet management provide a competitive advantage by enabling it to offer timely and diverse equipment availability, flexible drop-off points and varied lease terms.

  The Company leases its equipment fleet to over 15,000 customers including trucking companies, railroads, steamship lines and private trucking fleet owners in North America, Europe and Asia. The Company has had long-standing relationships with many of its customers, including J.B. Hunt Transport Services, Inc., RyderSystem, Inc., CSX Corporation, Norfolk Southern Corporation, Wal-Mart Stores, Inc., the United Parcel Service of America, Inc. and the United States Postal Service.

   For the five-year period ended September 30, 1997, revenues, operating income, net income and EBITDA grew at compound annual growth rates of 16.5%, 15.4%, 9.5% and 18.2%, respectively. This growth was generated primarily through adding new equipment and through fleet acquisitions of other leasing companies combined with maintaining consistent utilization levels.

THE TRANSPORTATION LEASING INDUSTRY

 Background

  Transportation equipment customers lease equipment to cover cyclical, seasonal and geographic needs and as a substitute for purchasing. In addition, capital and capacity-constrained transportation providers often use leasing to maximize their asset utilization and reduce capital expenditures. By maintaining a large and diversified fleet, leasing companies are able to provide customers with a broad selection of equipment and quick response times, which reduce equipment shortfalls and lost opportunities.

  Transportation equipment is generally leased through finance or operating leases. XTRA primarily participates in the operating lease segment, generally avoiding finance leases because it believes the value-added component of such leases is low. Generally, finance leases are longer term and have lower levels of customer service, while operating leases can be either daily (per diem) leases or term (one year or longer) leases. Operating lessors generally offer customer services, which may include roadside assistance, insurance, repair and maintenance and regulatory compliance. Operating lessors generally will enter into term leases due to the greater revenue stability associated with longer-term leases even though long-term lease rates are typically lower than per diem lease rates. The percentage of equipment on term leases versus per diem leases varies widely among leasing companies, depending upon each company's desire to have predictable revenues and cash flows.

 Trends

  The Company believes that there are several fundamental trends occurring in the freight transportation industry that result from attempts by freight transportation companies and shippers to reduce their operating costs and capital expenditures. These trends include (i) complete or partial outsourcing of freight transportation by companies to for-hire trucking and third party logistics companies in lieu of maintaining private fleets; (ii) the adoption by shippers and their customers of time-definite inventory strategies (for example, just-in-time inventory strategies); and (iii) attempts by freight transportation companies and shippers to shift capital resources previously dedicated to maintaining private transportation fleets to activities more closely related to the company's core competencies. Based on these trends, industry statistics and its experience, XTRA's management believes that customers will increasingly use leasing as part of their asset management strategy.

 Benefits of Leasing versus Owning

  To a lessee, the primary benefits of leasing versus owning are the following:

  . Reduced Capital Expenditures. Leasing is an attractive option for transportation companies because ownership requires significant capital investment. For some customers, such as railroads or steamship companies, owning trailers, chassis or containers is not critical to their investment strategy. For example, railroads have ongoing capital requirements to upgrade railcars and tracks that make leasing ancillary equipment, such as chassis, an attractive alternative to ownership allowing them to focus their capital expenditures on their core assets.

  . Improved Asset Management. Regional and seasonal demand imbalances frequently leave transportation companies with regional and seasonal surpluses or shortages requiring costly repositioning of empty equipment. Lessors help transportation companies manage these imbalances by providing required equipment as needed, reducing the cost of maintaining local inventories and minimizing repositioning costs. In addition, leasing customers can utilize the newest types of equipment in an effort to increase productivity and lower distribution costs without the need to continually purchase new equipment.

  . Lower Administration and Maintenance Costs. Customers are able to focus on improving their core businesses because lessors assume responsibility for the administrative obligations relating to the maintenance of fleets, such as taxes, licensing and on-going regulatory compliance and, generally, repair and maintenance.

  . Increased Fleet Flexibility. Transportation companies benefit from the variety of lease types offered by leasing companies such as per diem, term or, in certain cases, finance leases. These various types of leases provide transportation companies flexibility in sizing their fleets while minimizing capital costs. For example, certain leases allow transportation companies to pick up and drop off equipment at different locations around the world. In addition, customers can choose from a variety of specifications among different equipment types.

COMPANY STRENGTHS

 Leading Market Positions

  The Company believes that it is the second largest operating lessor of both OTR and intermodal trailers in North America. The Company believes that it enjoys a leadership position as the result of having: (i) an extensive operating network; (ii) a large and well-maintained fleet with a variety of equipment options to meet customer specifications; (iii) excellent brand name recognition and (iv) strong customer relationships.

 Effective Fleet Management

  The Company's utilization rates for its OTR trailers and intermodal equipment have averaged 88% and 83%, respectively, for the last five years. The Company's utilization rate for its marine container business has averaged 81% since the Company acquired its marine container business in June 1995. In addition, the Company has maintained average yearly utilization rates for its entire fleet in excess of 80% in each year since 1990. The Company attributes its utilization rates to its fleet management strategy of maximizing equipment availability, ensuring customer satisfaction and maintaining high fleet quality. As part of its strategy, the Company (i) maintains close relationships with its customers in order to assess equipment demand, (ii) acquires and disposes of equipment as opportunities arise and (iii) actively monitors market conditions to optimize the mix of its per diem and term leases. At June 30, 1998, approximately 38% of the Company's total units were leased to customers under term leases.

 Diverse and Long Standing Customer Base

  The Company's three principal operating divisions serve diverse markets in the global transportation equipment industry, thereby reducing the reliance on any one sector of the market. XTRA leases its equipment to more than 15,000 customers including trucking companies, railroads, steamship lines, and private trucking fleet owners. The Company has enjoyed long-standing relationships with many of its customers. For example, many railroads have been customers of the Company since its founding in 1957, and some of the largest trucking companies have been customers of the Company for more than 10 years.

 High EBITDA Margins and Ability to Manage Net Cash Flows

  The Company's EBITDA margin (EBITDA divided by revenues) for the twelve months ended June 30, 1998 and its average EBITDA margin for the last five fiscal years were 66% and 65%, respectively. The Company attributes these ratios to its extensive operating network, superior customer service and long-standing customer relationships. In addition, the Company has been able to generate predictable net cash flows (EBITDA minus capital expenditures) through economic and industry cycles, in part, as a result of (i) the Company's significant proportion of term leases, (ii) the diversity of its business lines, (iii) the geographic coverage of its operations and (iv) its ability to minimize or cancel capital expenditures during periods of economic downturn.

POST-MERGER BUSINESS STRATEGY

  Following the Merger, the primary elements of the strategy to enhance the Company's market positions and to maximize the Company's profitability and cash flow are expected to be as follows:

 Capitalize on the Growth of OTR Trailer Leasing

  The Company believes, based on its business experience and industry statistics, that the leasing segment of the OTR trailer market, which the Company estimates currently constitutes approximately 10% of all OTR trailers, will increase. The Company believes that a primary reason for growth in the leasing segment is the increasing trend of companies to outsource their transportation fleets in order to utilize a variable cost approach to operating their businesses. As private fleet owners seek to provide their services with fewer owned assets to reduce costs and capital commitments, they typically look to truckload carriers and logistics companies to handle their transportation needs. Because a significant percentage of the Company's OTR revenues are generated by truckload companies, the Company believes it is well positioned to benefit from this outsourcing trend. The Company has allocated and will continue to allocate the majority of its fleet expenditures to the purchase of new OTR trailers. In addition, XTRA intends to maintain its strong reputation and high brand name recognition in the OTR business by continually offering a wide availability of well-maintained, in-demand equipment types throughout North America.

 Optimize Term Lease Business

  At June 30, 1998, approximately 38% of XTRA's total units were leased under term leases. The Company believes that maintaining a significant portion of its lease portfolio on a term versus per diem basis will provide greater stability and predictability through economic and industry cycles. The Company actively monitors market conditions and manages its lease portfolio accordingly to optimize the mix of its term and per diem leases.

 Provide Superior Customer Service

  The Company believes that superior customer service is a key differentiating factor in its industry. In addition to cost, the Company's customers are principally focused on customer service, which includes equipment availability, the quality of such equipment, the convenience of locations to pick up and return such equipment and other related factors. The Company intends to continue providing enhanced services to its customers, such as 24-hour emergency roadside assistance and user-friendly repair and return procedures.

 Pursue Attractive Acquisitions

  The Company has historically pursued strategic acquisitions that complemented or broadened the Company's business segments and operations. The Company believes that acquisition opportunities may continue to develop as the transportation equipment leasing industry further rationalizes. The Company intends to selectively pursue acquisition opportunities to the extent of its available resources.

LEASE TYPES AND RATES

  XTRA leases its equipment on both a per diem and term basis. Per diem leases are for a period of less than one year, with the option to return the equipment without prior notice. Term leases are for a period of one year or more, with most being three to five years. Term lease agreements may have early termination penalties that apply in the event of early redelivery, although in most cases equipment is not returned prior to the expiration of the lease. Term leases typically have lower lease rates than per diem leases in return for more predictable utilization rates and cash flow.

  Many of XTRA's OTR per diem and term leases provide for additional fees if the equipment is returned to a location other than the originating location. XTRA's marine container and intermodal trailer leases allow the customers to return equipment at a different location. Returns of marine containers are subject to quantity and location limitations and additional drop-off fees are built into the lease terms. XTRA's marine container leases provide customers with incentives to return marine containers to more desirable locations.

  Lease rates depend on several factors including the type of lease, length of term, maintenance provided, type and age of the equipment and market conditions. In addition, in the OTR trailer business, the Company charges its customers a fee based on the number of miles the trailer has been driven or charges actual tire and brake wear incurred. The Company offers additional value-added services for which the Company charges specified fees. For example, in the OTR business, these services include roadside assistance, various insurance alternatives and trailer repair and maintenance. Over the last several years, the Company has capitalized on strong market demand by maintaining a strong overall term lease portfolio of approximately 38% of total units at June 30, 1998.

UTILIZATION

  An important component of the Company's business is the portion of its fleet that is on lease at any given time. This measure, called the utilization rate, is defined as the number of units on lease divided by the total number of units in the fleet. The Company leases equipment both on a term and a per diem basis in order to effectively utilize the fleet and maintain a balance between the greater stability of revenue associated with term leases and the increased profitability potential of per diem lease pricing. The Company actively manages the distribution of its units and keeps a large, diversified and well-maintained fleet of mostly standardized equipment in order to operate at high utilization rates.

  The Company's utilization rates over the last ten years are illustrated below:

                                                  UTILIZATION HISTORY
                            ------------------------------------------------------------------------
                                                                                  JUNE 30, FIVE YEAR
   BUSINESS SEGMENT         1989  1990  1991  1992  1993  1994  1995  1996  1997    1998   AVERAGE(1)
   ----------------         ----  ----  ----  ----  ----  ----  ----  ----  ----  -------- ---------
   Lease:
    Over-the-Road Trail-
     ers...................  81%   78%   77%   82%   86%   91%   89%   84%   88%     90%       88%
   Intermodal Equipment:
    Combined Operations....  78    85    84    88    92    94    83    78    82      81        83
   International:
    Marine Containers...... --    --    --    --    --    --    --     81    79      83        81

--------
(1) All averages are for five years except for marine containers. The average utilization for marine containers is for three years. The Company acquired Matson Leasing Company on June 30, 1995.

EQUIPMENT FLEET

 Overview

  The Company's equipment fleet has increased over time through purchases of new equipment and through fleet acquisitions of other leasing companies. The Company's fleet size and net investment includes equipment owned by the Company (99% of book value) and equipment leased-in from third parties under capital leases (1%). The average age of the OTR and intermodal chassis, trailer and domestic container fleets is seven years (with depreciable lives of generally 12 to 20 years). The average age of the marine container fleet is five years (with a depreciable life of 15 years).

  The Company's fleet and net investment is comprised as follows:

                                        AT SEPTEMBER 30,
                                    ------------------------    AT JUNE 30,
   EQUIPMENT FLEET:                 1993 1994 1995 1996 1997        1998
   ----------------                 ---- ---- ---- ---- ---- ------------------
                                        (UNITS IN THOUSANDS)     ($ IN MILLIONS)
   Over-the-road trailers........    65   69   76   75   78   77       738
   Intermodal
    Trailers.....................    33   34   29   24   23   23       156
    Chassis......................    15   16   21   24   23   23       106
    Domestic containers..........     8    8    8    8   10   10        34
                                    ---  ---  ---  ---  ---  ---     -----
                                     56   58   58   56   56   56       296
   Marine containers.............   --   --   126  152  162  165       397
                                    ---  ---  ---  ---  ---  ---     -----
    Total........................   121  127  260  283  296  298     1,431
                                    ===  ===  ===  ===  ===  ===     =====

  XTRA's fleet of approximately 300,000 units is managed to maximize equipment availability, customer satisfaction and fleet quality. This strategy has historically resulted in consistent overall utilization rates. XTRA maintains close relationships with its customers and monitors equipment demand and availability through quality information systems, which help it to better understand customers' needs and to respond quickly to equipment requests.

 Purchasing Policy

  XTRA's equipment purchasing is driven by market requirements and anticipated future demand. The Company primarily purchases equipment that appeals to a broad customer base in order to maximize leasing potential and residual values. The Company's technical staff and purchasing department coordinate with manufacturing companies to build the Company's equipment according to high quality standards. The Company typically places its orders with manufacturers three to six months in advance for new equipment. The Company seeks to structure significant flexibility into the purchase of new equipment by including cancellation clauses in many of its purchase commitments. The short lead time and cancellation clauses allow the Company to reduce capital expenditures during periods of economic downturn.

  XTRA is a significant purchaser of equipment for many of the products it purchases from manufacturers. As a result of the large quantity that XTRA purchases, as well as the relationships it has built with suppliers, XTRA is able to achieve better terms and buy equipment more cost effectively than many of its smaller competitors and customers. New equipment typically carries a warranty of five years for major structural parts and of one to five years for minor components.

 Market for Used Equipment

  The Company seeks to dispose of equipment at attractive prices at the optimal points of the equipment cycle. The Company generally sells its used equipment directly from its branch facilities to customers and other end users, rather than to used equipment wholesalers, in order to obtain more favorable prices. XTRA disposes of used equipment in a generally liquid aftermarket which includes buyers such as trucking companies, private fleet owners and others. The Company continually disposes of older equipment in order to maintain the quality of its fleet. The Company has historically sold its used equipment at prices reflecting modest gains over the depreciated equipment book value.

 Repair and Maintenance

  All equipment is inspected and repaired when returned by a customer, and lease contracts as well as industry practice require customers to pay for all damage repair other than certain items of wear and tear. Repair and maintenance services are performed either by XTRA personnel or by qualified third party professionals and verified by the Company's technical and operations staff. The Company strives to maintain its fleet to high standards in order to maximize useful life, residual value and customer satisfaction.

  The Company believes that, due to the age profile of its fleet and the high quality of its equipment, its repair and maintenance costs are minimized. Moreover, XTRA has consistently focused on limiting the amount of time that equipment spends in repair.

  Before any repair or refurbishment is authorized on older equipment in the fleet, the Company's technical and operations staff reviews the age, condition and type of equipment and its suitability for continued leasing. XTRA compares the future anticipated cash flows from continuing to own and lease the equipment net of the cost of such repair or refurbishment with the prevailing market resale price that might be obtained and makes the appropriate decision whether to repair or sell the equipment.

  By continually reviewing market conditions, purchasing and disposing of equipment at opportune times and maintaining high fleet quality, the Company seeks to effectively manage its fleet for optimal utilization.

DESCRIPTION OF OPERATING DIVISIONS

  The Company conducts its leasing operations through three divisions: XTRA Lease, XTRA Intermodal and XTRA International.

XTRA LEASE

 General

  XTRA Lease, the Company's OTR trailer business operation, leases trailers to contract and common motor carriers and to private-fleet owners through North America. XTRA Lease's fleet consists of approximately 77,000 trailers (including approximately 7,500 trailers in Canada and approximately 1,400 trailers in Mexico), comprised mostly of dry cargo vans 48' and 53' long by 102" wide, and 2,000 chassis. For the fiscal year ended September 30, 1997 and the nine months ended June 30, 1998, the average equipment utilization rates for the

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

OTR business were 88% and 90%, respectively. Approximately 41% of the XTRA Lease units were leased on a term basis as of June 30, 1998, with the balance of units available for lease on a per diem basis.

  In 1997, the average purchase price of a 53' long OTR trailer with air ride suspension was approximately $19,000 and had a depreciable life of 12 years. As a trailer approaches the end of its depreciable life, the Company typically makes a decision to: (i) sell the unit; (ii) keep the unit in its per diem pool; or (iii) place the unit in its storage fleet. The Company's current OTR trailer fleet includes approximately 12,000 units in its storage fleet that continue to generate revenue without adding significant incremental costs. The Company's strategy of continually evaluating the optimal use of equipment as it ages seeks to maximize the revenues generated from its equipment including its residual value.

 Competitive Environment

  XTRA estimates the leasing segment of the industry OTR trailer fleet (fleet owned by leasing companies) to be about 300,000 units. XTRA enjoys a strong competitive position in the OTR segment and believes its fleet of approximately 77,000 units at June 30, 1998, or 26% of the leased fleet, is exceeded only by Transport International Pool, an affiliate of General Electric Capital Corporation ("TIP"), which has an estimated share of 32%. The remainder of the industry is fragmented and primarily spread among many smaller, more regional equipment providers. These operators are focused more on customers within their own geographic region and are generally unable to provide the same level of service to larger, more national transportation customers. XTRA Lease's strong market presence and national infrastructure are distinct advantages over many of its competitors.

 Market Trends

  Management believes that the leasing segment for OTR trailers will increase due to a number of factors. One contributing factor is an increasing trend of private fleet owners outsourcing transportation fleets as companies move towards a variable cost approach to operate their businesses. In addition, as more private owners seek to provide their services with fewer owned units to reduce costs and capital commitments, they typically look to truckload carriers and logistics companies to handle their transportation needs, who in total, are a significant portion of XTRA Lease's customer base.

  A second factor, the continued move toward time definite inventory strategies, such as just-in-time, as well as better driver time management and truck utilization, should focus companies on leasing rather than owning trailers in its leasing fleet. An increasing number of trailers are left empty at loading docks as drivers employ a drop-off rather than a wait-and-unload strategy to improve efficiencies and driver utilization. The result is an increasing ratio of trailers to trucks in the freight transportation market. Leasing companies are increasingly being relied upon to handle these increasing trailer needs.

  Recently, some domestic freight has moved from the railroad to the trucking industry. The Company believes this has occurred due to the increased consolidation in the railroad industry, which has caused more rationalized track and service availability and an increase in containerized trade from overseas, which is placed on railroads at major ports displacing domestic traffic. These factors have increased the volume of the Company's truckload and less-than-truckload customers, who in turn continue to satisfy increased demand in part from leasing companies such as the Company.

  Due to its national operating network and its strong reputation, XTRA believes it is well positioned to capitalize on the increased trends favoring the use of leasing companies.

 Customer Base

  XTRA Lease has a diversified customer base consisting of more than 15,000 customers with the top 10 customers representing less than 15% of that division's sales. In addition, the composition of revenues is well distributed among truckload carriers, private fleet operators and less-than-truckload carriers. XTRA Lease has

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

had long-term relationships with a number of key customers, including J.B. Hunt Transport Services, Inc., Wal-Mart Stores, Inc., Landstar System, Inc., Yellow Freight Systems, the United Parcel Service of America, Inc. and the United States Postal Service.

 Sales and Marketing Strategy

  XTRA Lease serves customers through 96 branch locations throughout the United States, Canada and Mexico. Its sales force is organized into regions and branches to allow for local servicing while drawing on the resources of a national infrastructure. Sales representatives are typically located close to the customer to allow for localized servicing. In many cases, the Company's sales representatives have established long-term relationships with its customers. When sales representatives cannot meet specific requests with local inventories, they may draw upon XTRA Lease's national infrastructure to satisfy a request. The national localized presence of XTRA Lease is a significant competitive advantage over regional and smaller competitors.

  The Company's sales force is performance oriented with a significant portion of the total compensation of sales representatives, sales managers and regional sales vice presidents being incentive-based.

XTRA INTERMODAL

 General

  XTRA's intermodal business is comprised of three rental products: intermodal trailers, chassis and domestic containers. Intermodal traffic refers to the shipment of goods in standardized containers through two or more modes of transportation, usually rail, truck or ship. On certain routings, shipping goods over two or more modes of transportation is more cost efficient. For example, over long distance, high density freight lanes, intermodal transportation is more cost efficient than trucking. Further, containerization is more efficient and economical than "break bulk transportation", in which the goods are unpacked and repacked at various intermediate points en route to their final destination.

 Intermodal ("Piggyback") Trailers

  Intermodal trailers are designed to be carried on rail flatcars, pulled by tractor over the highway and, to a lesser extent, transported over water by ships and barges. The Company's intermodal trailer fleet of 23,000 units consists primarily of units 45' and 48' long by 102" wide. In 1997, new intermodal trailers cost approximately $17,000 to purchase and had a depreciable life of 12 years. Approximately 27% of the intermodal trailer fleet was leased on a term basis as of June 30, 1998, with the remainder of the fleet available for lease on a per diem basis.

 Chassis

  Chassis are wheeled rectangular frames used to transport containers over the highway. XTRA's chassis are used as transport vehicles for marine and domestic containers, which are loaded or unloaded at shipyards, rail terminals or consignee locations. Once loaded, the chassis and the container together are the functional equivalent of a trailer. Loading the container on a chassis allows the container to be delivered to the final inland destination.

  Marine chassis are generally 20' or 40' in length to accommodate marine containers, while domestic chassis are generally 48' or 53' in length and handle domestic containers. In 1997, new marine chassis cost $7,500 to purchase and had a depreciable life of 20 years. The Company's fleet of 23,000 units consists primarily of marine chassis and is leased to steamship lines, railroads and motor carriers. Approximately 62% of the chassis fleet was leased on a term basis as of June 30, 1998 with the balance available for lease on a per diem basis.

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

 Domestic Containers

  Domestic containers are steel or aluminum containers designed to transport freight on chassis over rail or highway within North America. These containers substitute for intermodal and OTR trailers, particularly on long-haul, heavy volume routes.

  XTRA's fleet of approximately 10,000 units consists primarily of 48' long by 102" wide units leased to North American railroads and other domestic freight carriers. Approximately 64% of the Company's domestic containers were leased on a term basis as of June 30, 1998, with the balance leased or available for lease on a per diem basis.

 Competitive Environment

  With respect to intermodal trailers XTRA believes that it is the second-largest trailer lessor and believes it owns 25% of the total intermodal trailer fleet. XTRA believes that its largest competitor, Transamerica, owns an estimated 38% of the total intermodal trailer fleet.

  In the leased segment of the chassis market, the Company believes that it is the fifth largest lessor in the United States with approximately 8% of total leased chassis. The Company's largest competitor is Flexi-Van, which the Company believes owns approximately 33% of total leased chassis.

  In the domestic container market, the Company believes that it is the third largest in the United States with approximately 16% of leased domestic containers.

 Market Trends

  Over the last several years, there has been a gradual shift in intermodal traffic from the use of intermodal "piggyback" trailers to domestic containers to transport goods over rail. The shift has occurred primarily due to the railroad's ability to double stack containers, which cannot be done with intermodal "piggyback" trailers, and offering better freight rates to use containers. However, the Company believes that demand for intermodal trailers will continue for some time due to several factors, including: (i) the preference of certain shippers to use intermodal trailers over the combination of domestic containers and chassis due to logistical ease; and (ii) the relative inefficiency of containers in locations where limited space precludes the storage of a sufficient number of chassis.

  Although the shift from intermodal trailers to domestic containers probably will continue, XTRA expects that its intermodal business will continue to be a source of cash flow because of the controlled downsizing that XTRA is engaged in with respect to this business resulting in XTRA not having to make significant investments in the business.

  The demand for chassis has been growing significantly due primarily to: (i) the growth in the use of international and domestic containers; and (ii) the desire by shippers to consolidate ancillary, but critical assets. The use of containers, which are placed on chassis to transport the container to the final destination, has increased due to the many benefits of shipping goods by container versus alternative methods. For the last five years, the growth rate of containerized trade has been approximately 7% per year. As the use of containerized trade continues to increase, the market for chassis, a critical part of moving the container to the final destination, will similarly increase. In addition, the railroads and shipping lines have focused on reducing their capital expenditures on ancillary assets in favor of more core assets such as railcars or ships. To take advantage of this trend, the Company has established neutral chassis pools at key rail interchange locations and ports in the United States.

 Customer Base

  XTRA Intermodal's customer base is concentrated with the top ten customers representing approximately 88% of its sales. This high concentration is due primarily to the concentration of ownership in the railroad sector, the largest user of intermodal equipment. Even though the railroad companies are the Company's biggest

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

customers in this segment, the intermodal trailer per diem leasing decision is often made by the ultimate shipper or by intermediaries known as intermodal marketing companies which influence the choice of equipment and selection of supplier. As a result, the ultimate intermodal trailer customers of the Company are more diverse than the railroads. More recently, XTRA has expanded its chassis leasing business with non-rail customers, such as steamship lines, to diversify customer concentration. For fiscal year 1997, 64% and 33% of XTRA Intermodal's revenues were derived from railroads and steamship lines, respectively.

 Sales and Marketing Strategy

  XTRA conducts its intermodal trailer business operations through five branch offices, each of which is strategically located in cities with access to large railroad operations. The Company has a dedicated sales force for each of the railroad companies and steamship lines it serves. In addition, senior sales representatives call on additional shippers and intermodal marketing companies to secure business. The Investors have informed the Company that they may consider various strategic alternatives for the Company's intermodal operations for review by the Board of the Company following completion of the Merger. These alternatives may include retaining a company already in this business to manage XTRA's intermodal operations or entering into a joint venture with such a company.

XTRA INTERNATIONAL

 General

  The Company's 165,000 marine containers are standard, dry cargo 20' and 40' rectangular steel boxes leased primarily to steamship lines for transporting freight on ships worldwide. Use of containers has exceeded world gross domestic product primarily as a result of the logistical advantages and efficiencies resulting from containerization. Standardization of the construction, maintenance and handling of containers allows containers to be picked up, dropped off stored and repaired effectively throughout the world.

  For the 1997 fiscal year and since the marine container fleet was acquired in June 1995, the average utilization rates for the Company's marine containers were 79% and 81%, respectively. Approximately 33% of XTRA's marine container fleet was leased on a term basis at June 30, 1998, with the remainder of the fleet either leased or available for lease on a per diem basis.

  In 1997, on average, a new 20' marine container costs approximately $1,800 and had a depreciable life of 15 years. Similar to the Company's other equipment types, as equipment approaches the end of its useful life, the Company typically makes a decision to: (i) sell the unit; (ii) place the unit on a new term lease; or (iii) place the unit in its per diem pool. The Company's strategy of continuing to evaluate the optimal use of equipment as it ages seeks to maximize the revenues generated from its equipment while minimizing any decline of residual value.

 Competitive Environment

  XTRA believes that its fleet is the eighth largest lessor of marine containers worldwide with an estimated share of 4%. The largest competitors in this segment are Genstar/SeaContainers and Transamerica each having a 23% share. Over the last several years, there has been consolidation in the container leasing business resulting from several acquisitions. The result of the consolidation has been fewer lessors, a more rationalized industry, and a stabilizing pricing environment.

 Market Trends

  The demand for containers is influenced primarily by the volume of international and domestic trade. In recent years, however, the rate of growth in the container industry has exceeded world gross domestic product as a whole due to several factors, including the existence of geographical trade imbalances, the expansion of shipping lines, changes in manufacturing practices and increased exports by certain technologically advanced countries of components parts for assembly in other countries and the subsequent re-importation of finished products. Leasing companies currently own approximately half of the world's container fleet as compared to 45% in 1993. The balance is owned predominantly by the shipping lines.

 Customer Base

  For fiscal year 1997, XTRA International's top ten customers comprised approximately 40% of the division's sales. In addition, XTRA International's customer base is located in various countries throughout the world.

 Strategy

  As part of the Merger, the Investors, on behalf of the Company, currently are exploring retaining a company already in the marine container business to manage XTRA's marine container business following the Merger. In addition, if appropriate terms can be reached, the Investors, on behalf of the Company, may consider selling the marine container business to a third party. However, no assurances can be given that the transactions contemplated by such a strategy will be consummated or of the terms of such transactions.

FACILITIES

  The Company maintains 95 facilities for the storage and distribution of its OTR and intermodal equipment throughout North America, occupying 701 acres, of which 390 acres are owned. These facilities generally occupy two to 16 acres. XTRA's North American equipment is leased from equipment pools operated by Company employees at 95 locations. The international marine container operations are managed by 14 Company offices and seven agency locations, which utilize 137 independent depot locations worldwide to store and maintain equipment.

INFORMATION SYSTEMS

  The Company manages its information systems at the business unit level and maintains operations in Liberty, Missouri (XTRA Intermodal), St. Louis, Missouri (XTRA Lease) and San Francisco, California (XTRA International) . XTRA Lease has had a substantial capital outlay since 1994 in order to replace or develop its business critical systems. The Company has undertaken a Company-wide standardization initiative. The Company also has completed an assessment of the majority of its information systems to determine if they will have a "Year 2000 problem" and has developed specific workplans to address the issue. The Company expects that the costs it will incur to ensure that its systems are Year 2000 compliant will not be material to the Company's results of operations, liquidity, or consolidated financial position. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's information systems and business.

SUPPLIERS

  New equipment purchases are made by the Company from a number of different suppliers depending on the product purchased. In each of the last five years, no single equipment manufacturer has accounted for more than 25% of the Company's total capital spending for revenue equipment. XTRA believes that it benefits from positive relationships with the various manufacturers because, among other reasons, it is a significant purchaser of transportation equipment.

EMPLOYEES

  At June 30, 1998, the Company had 880 employees, none of whom were unionized.

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

ENVIRONMENTAL MATTERS

  Although the nature of the Company's operations at its owned and leased facilities is such that it is not a heavily regulated entity pursuant to Federal and state environmental laws and regulations, the Company is required to comply with such laws and regulations, including laws and regulations related to the generation, handling, storage, transportation, treatment and disposal of hazardous and solid wastes. In addition, under various
Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may become liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property, typically without regard to fault.

  The Illinois Environmental Protection Agency has notified the Company of alleged environmental contamination of its Fairmont City, Illinois property that resulted from the prior owners' zinc smelting operations. As a result, the Company has taken certain actions to suppress dust that have significantly reduced the level of airborne contaminants at the site. Based on the Company's current understanding of the nature of the contamination at the site, the Company does not believe that the ultimate resolution of this matter will have a material adverse effect on the Company's results of operations, cash flows or financial condition.

  The Company believes that its facilities are in compliance in all material respects with all applicable United States Federal, state and local environmental laws, ordinances and regulations, as well as comparable laws and regulations outside the United States. No assurances can be given, however, that the current environmental condition of the Company's owned and leased facilities are not other than as currently understood by the Company, or will not be adversely affected by the condition of properties in the vicinity of the Company's owned and leased properties, or by the activities of third parties unrelated to the Company, or that future laws, ordinances or regulations will not impose any material environmental liability on the Company.

REGULATION

  The Company's OTR and intermodal equipment is subject to various Federal and state licensing and operating regulations as well as to various industry standards. From time to time, certain Federal agencies promulgate regulations which have a direct impact on the Company's OTR and intermodal equipment relating to brake systems, periodic inspection systems, underride protection and other safety-related issues. These agencies include the Federal Highway Administration (the "FHWA") of the United States Department of Transportation, which regulates the use of motor vehicles on the United States highways, the National Highway Traffic Safety Administration, which regulates the manufacture of new motor vehicles, other agencies in the United States and similar agencies in Mexico and Canada. Recently, the FHWA published a Notice of Proposed Rulemaking to amend the Federal Motor Carrier Safety Regulations to require that motor carriers engaged in interstate commerce install retroreflective tape or reflex reflectors on the sides and rear of all trailers that (i) were manufactured prior to December 1, 1993, (ii) have an overall width of 80 inches or more and (iii) have a gross vehicle weight rating of 10,000 lbs. or more. The FHWA has proposed that motor carriers be required to install retroreflective tape or reflex reflectors within two years of the effective date of the final rule. A significant number of the Company's OTR and intermodal trailers would be impacted if the proposed rule is adopted in its present form, although the number of trailers effected will depend upon the date the rule is adopted, with the Company's ongoing disposition of or conversion to off-road use of trailers decreasing the number of trailers that will be effected. The Company believes that the cost of complying with the rule (in its present form) would not have a material adverse effect on the Company's results of operations, cash flows or financial condition. The Company's international leasing operations also can be adversely affected by tariff barriers and political instability in foreign countries.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in various claims and legal actions arising out of the normal course of its business. Currently, there are no pending claims or actions that management believes will have a material adverse effect on the Company's financial position and results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company and their respective ages and principal positions with the Company are set forth below. Each of the directors and officers hold office until the Board of Directors' meeting following the next Annual Meeting of Stockholders and until his respective successor is elected and qualified, or his earlier resignation, removal or death.

                                                                                 YEAR FIRST
                                                                                  ELECTED A
                                                                                 DIRECTOR OR
       NAME               AGE                      POSITION                        OFFICER
       ----               ---                      --------                      -----------
Lewis Rubin.............   60 President, Chief Executive Officer and Director       1990
Robert B. Blakeley......   38 Vice President and Controller                         1991
Jeffrey R. Blum.........   46 Vice President, Administration and Human Resources    1995
Michael K. Fox..........   52 Vice President, XTRA Intermodal                       1994
William H. Franz........   47 Vice President, XTRA Lease                            1993
Thomas A. Giacchetto....   33 Chief Counsel and Secretary                           1998
Frederick M. Gutterson..   56 Vice President, XTRA International                    1995
Christopher P. Joyce....   37 Vice President and Treasurer                          1993
Michael J. Soja.........   49 Vice President and Chief Financial Officer            1978
Michael D. Bills........   41 Director                                              1997
H. William Brown........   60 Director                                              1996
Michael N.
 Christodolou...........   36 Director                                              1998
Robert M. Gintel........   70 Director                                              1990
Robert B. Goergen.......   60 Director                                              1990
Herbert C. Knortz.......   77 Director                                              1990
Francis J. Palamara.....   73 Director                                              1990
Martin L. Solomon.......   62 Director                                              1990

  Lewis Rubin (60)--President and Chief Executive Officer. Since 1990, Mr. Rubin has been Chief Executive Officer and President of the Company. From 1988 to 1990, he was a consultant with Lewis Rubin Associates, a consulting firm advising the transportation equipment industry. From 1984 to 1988, Mr. Rubin served as President and Chief Executive Officer of Gelco CTI Container Services, a subsidiary of Gelco Corporation, a diversified international management services corporation, and as an Executive Vice President of Gelco Corporation. From 1981 to 1983, Mr. Rubin was President and Chief Executive Officer of Flexi-Van Corporation, a company engaged in the leasing of intermodal transportation equipment. Mr. Rubin is a Director of Oneita Industries, Inc., a textile and apparel company, (Member of Executive Committee.)

  Robert B. Blakeley (38)--Vice President and Controller. Mr. Blakeley joined the Company in 1984, was promoted to Assistant Controller in 1987 and was elected Controller and Chief Accounting Officer in 1991. Mr. Blakeley was elected to his present position in 1996.

  Jeffrey R. Blum (46)--Vice President, Administration and Human Resources. Mr. Blum joined the Company in 1995 as Vice President of Human Resources and was elected to his current position in 1996. Prior to 1995, Mr. Blum served in similar capacities at First Winthrop Corporation, a national real estate management firm, from 1993 to 1995 and Signal Capital Corporation, a diversified financial services company, prior to 1993.

  Michael K. Fox (52)--Vice President, XTRA Intermodal. Mr. Fox joined the Company in 1981 and has held several managerial positions. He was elected Divisional Executive Vice President, XTRA Intermodal in 1993. He was elected to his present position in 1994.

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

  William H. Franz (47)--Vice President, XTRA Lease. Mr. Franz was previously employed by two large over-the-road lessors, Transport International Pool and Strick Lease. He joined the Company in 1992 and was elected to the position of Divisional Executive Vice President, XTRA Lease in 1993. He was elected to his present position in 1993.

  Thomas A. Giacchetto (33)--Chief Counsel and Secretary. Mr. Giacchetto joined the Company in 1995 as Senior Corporate Counsel. He was elected to his present position in April 1998. Prior to that, Mr. Giacchetto was an associate with Hutchins Wheeler & Dittmar, a Boston law firm from September 1990 through June 1995.

  Frederick M. Gutterson (56)--Vice President, XTRA International. Mr. Gutterson had been President and Chief Executive Officer of Matson Leasing Company, Inc. since its inception in 1989. He was elected to his present position in 1995 following the Matson acquisition.

  Christopher P. Joyce (37)--Vice President and Treasurer. Mr. Joyce joined the Company in 1985. He was promoted to Assistant Treasurer in 1991 and was elected Treasurer in 1993. Mr. Joyce was elected to his present position in 1996.

  Michael J. Soja (49)--Vice President and Chief Financial Officer. Mr. Soja joined the Company as Assistant Controller in 1974, was elected Controller in 1978 and Vice President in 1979. He was elected Vice President, Finance and Administration in 1981 and Vice President, Finance and Treasurer in 1990. Mr. Soja was elected to his present position in 1990.

  Michael D. Bills (41)--Director. Since 1995, Mr. Bills has been Chief Operating Officer and Senior Managing Director of Tiger Management L.L.C., an investment management company. From 1991 to 1995, Mr. Bills taught at both the University of Virginia's Darden Graduate School of Business Administration and the McIntire School of Commerce. From 1986 to 1991, Mr. Bills was also with Tiger Management L.L.C. serving as Managing Director. Previously, Mr. Bills was with Goldman, Sachs & Co. from 1981 to 1986. Mr. Bills currently serves as Co-Chairman of the Board of Trustees of the Tiger Foundation, a New York based charitable foundation, and as a Director of the India Magnum Fund, an investment fund managed by Morgan Stanley & Co. (Member of Executive Committee.)

  H. William Brown (60)--Director. Since May 1997, Mr. Brown has been Chief Financial Officer of Maritrans Inc., a shipping company engaged in petroleum transportation. Previously, from 1992 through 1996, Mr. Brown was Vice President--Finance & Administration and Chief Financial Officer of Consolidated Rail Corporation, one of the largest railroad companies in North America. From 1986 to 1992, Mr. Brown served as Senior Vice President--Finance of Consolidated Rail Corporation. Previously, Mr. Brown served in various other executive capacities with Consolidated Rail Corporation from 1978 until 1986. Mr. Brown was a member of the Board of Governors of The Philadelphia Stock Exchange from March 1994 until he retired in September 1997. (Member of Audit and Nominating Committees.)

  Michael N. Christodolou (36)--Director. Since 1993, Mr. Christodolou has been Director of Equity Investments for Taylor and Company, an investment consulting firm providing services to entities associated with the Bass family, including Trinity I Fund, L.P. From 1988 to 1993, Mr. Christodolou served as an investment analyst for Taylor and Company.

  Robert M. Gintel (70)--Director. Since 1990, Mr. Gintel has been Vice Chairman of the Board of Directors of the Company. He is Senior Partner of Gintel & Co. Limited Partnership, a securities broker/dealer firm and member organization of the New York Stock Exchange, Inc., Chairman of the Board and Chief Executive Officer of Gintel Asset Management, Inc., a registered investment advisor, and Chairman of the Board and Chief Executive Officer of the Gintel Fund. Mr. Gintel has held such positions for more than the past five years. Mr. Gintel was a Director and Chairman of the Board of Oneita Industries, Inc., a textile and apparel company until he retired in August 1997. (Member of Executive and Nominating Committees.)

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

  Robert B. Goergen (60)--Director. Since 1990, Mr. Goergen has been Chairman of the Board of Directors of the Company. Since 1976, he has been Chairman of the Board and Chief Executive Officer of Blyth Industries, Inc., a manufacturer and importer of candles and home decorating accessories. Since 1979, Mr. Goergen has been the general partner or president of various Ropart entities whose business is investing in securities for their own account. Mr. Goergen is a Director of Bank of America Illinois, a subsidiary of Bank of America. Since November 1996, Mr. Goergen has been a Director of Leading Edge Packaging, Inc., a packaging company. He is also Chairman of the Board of Trustees of the University of Rochester. (Chairman of Executive Committee and member of Compensation Committee.)

  Herbert C. Knortz (77)--Director. Retired. From 1973 through 1991, Mr. Knortz was a Trustee of Corporate Property Investors, a real estate investment trust. Mr. Knortz also served in various executive capacities with ITT Corporation, a diversified international manufacturing and services corporation, from 1961 until his retirement as Executive Vice President and Director in 1986. He is a former Director of Sheraton Corporation and Hartford Insurance Group. From 1985 to 1986, Mr. Knortz was President and Chief Executive Officer of the National Association of Accountants, and from 1986 to 1987, its Chairman. (Chairman of Nominating Committee and member of Audit Committee.)

  Francis J. Palamara (73)--Director. Since 1988, Mr. Palamara has been a business consultant. From 1981 to 1988, he was Executive Vice President, Finance of ARA Services, Inc., now known as Aramark, Inc., a food services corporation, and until 1992, a member of its Board of Directors. From 1972 to 1978, Mr. Palamara served as Executive Vice President and Chief Operating Officer of the New York Stock Exchange, Inc. and from 1978 to 1981, Executive Vice President and Director of Pittston Company. Mr. Palamara serves as a Director of the Gintel Fund and the Glenmede Funds. (Chairman of Audit Committee and member of Compensation Committee.)

  Martin L. Solomon (62)--Director. Since June 1997, Mr. Solomon has been the Chairman and Chief Executive Officer of American Country Holdings Inc., an insurance company holding company. Since 1990, Mr. Solomon has been a private investor. From 1988 to 1990, he was a Managing Director and general partner of Value Equity Associates, I, L.P., an investment partnership. From 1985 to 1987, Mr. Solomon was an investment analyst and portfolio manager with Steinhardt Partners, an investment partnership. From 1985 to 1996, Mr. Solomon was a Director and Vice Chairman of the Board of Great Dane Holdings, Inc., a company engaged in the manufacture of transportation equipment, automobile stamping, the leasing of taxis and insurance. Since 1995, Mr. Solomon has been a Director of DLB Oil & Gas, Inc., a company engaged in oil exploration and production. Since April 1996, Mr. Solomon has been a Director of Hexcel Corp., a company engaged in the manufacture of composite materials, and since June 1997, Mr. Solomon has been a Director of Telephone and Data Systems, Inc., a diversified telecommunications service company with established wireless and wireline operations. (Chairman of Compensation Committee and member of Executive Committee.)

EXECUTIVE COMPENSATION AND RELATED INFORMATION

                          SUMMARY COMPENSATION TABLE

  The following information is given regarding compensation earned by the Chief Executive Officer and the four other most highly compensated executive officers of the Company with respect to the 1997, 1996 and 1995 fiscal years, in accordance with rules on executive compensation disclosure adopted by the Commission.

                                                                SECURITIES
        NAME AND                                  OTHER ANNUAL  UNDERLYING     ALL OTHER
   PRINCIPAL POSITION    YEAR  SALARY     BONUS   COMPENSATION   OPTIONS    COMPENSATION(1)
   ------------------    ---- ------------------- ------------ ------------ ---------------
                              ANNUAL COMPENSATION               LONG-TERM
                              -------------------              COMPENSATION
                                                               ------------
Lewis Rubin............. 1997 $ 504,166 $ 329,848     --         100,000        $11,250
President and Chief      1996   500,000   174,712     --             --          11,061
Executive Officer        1995   408,333   222,793     --         140,000         13,605
William Franz........... 1997   255,000   143,903     --          45,000         11,250
Vice President, XTRA     1996   221,250    85,315     --                         11,061
Lease                    1995   198,750    96,278     --          50,000         13,568
Frederick M. Gutterson
 (2).................... 1997   263,200     7,897     --          26,250         11,250
Vice President, XTRA     1996   254,452    14,819     --             --          11,061
International            1995    62,500    90,000     --          40,000          3,175
Michael J. Soja......... 1997   221,450    84,515     --          26,250         11,250
Vice President and       1996   213,000    60,518     --             --          11,061
Chief Financial Officer  1995   205,250    86,954     --          50,000         13,762
Michael K. Fox.......... 1997   180,250   107,630     --           5,000         11,250
Vice President, XTRA     1996   173,750    51,566     --             --          11,061
Intermodal               1995   162,500    37,783     --          40,000         10,870

--------
(1) The amounts shown for each named officer for fiscal 1997 include matching Company contributions under the Company's 401(k) plan and the Company's contribution under the defined contribution plan, as follows: Mr. Rubin:
    $4,500 and $6,750; Mr. Franz: $4,500 and $6,750; Mr. Gutterson: $4,500 and
    $6,750; Mr. Soja: $4,500 and $6,750; and Mr. Fox $4,500 and $6,750.
(2) Mr. Gutterson became Vice President, XTRA International, a subsidiary of the Company on June 30, 1995.

                            OPTION/SAR GRANTS TABLE

  The table below includes for the individuals named in the Summary Compensation Table certain information concerning individual grants of stock options made during the fiscal year ended September 30, 1997.

                                         % OF
                          NUMBER OF     TOTAL
                          SECURITIES   OPTIONS
                          UNDERLYING  GRANTED TO    EXERCISE
                           OPTIONS   EMPLOYEES IN   OR BASE        EXPIRATION        GRANT DATE
NAME                       GRANTED   FISCAL YEAR  PRICE ($/SH)        DATE        PRESENT VALUE(3)
----                      ---------- ------------ ------------ ------------------ ----------------
Lewis Rubin.............  25,000(1)      10%         $40.75    November 12, 2001     $  328,750
                          75,000(2)      30           56.94    September 29, 2002     1,377,750
William H. Franz........   7,500(1)       3           40.75    November 12, 2001         98,625
                          37,500(2)      15           56.94    September 29, 2002       688,875
Frederick M. Gutterson..   7,500(1)       3           40.75    November 12, 2001         98,625
                          18,750(2)       7           56.94    September 29, 2002       344,438
Michael J. Soja.........   7,500(1)       3           40.75    November 12, 2001         98,625
                          18,750(2)       7           56.94    September 29, 2002       344,438
Michael K. Fox..........   5,000(1)       2           40.75    November 12, 2001         65,750

--------
(1) All options were granted on November 13, 1996 and have a term of five years. One-third of the shares subject to the option vest and become exercisable on each of the first, second and third anniversaries of the date of grant. The exercise price of each option is equal to the fair market value of the underlying Company Common Stock on the date of grant, as determined by the closing price of the Company Common Stock on November 13, 1996 of $40.75.
(2) All options were granted on September 30, 1997 and have a term of 5 years. All of the shares subject to the option vested immediately on the date of grant. The exercise price of each option is equal to the fair market value of the underlying Company Common Stock on the date of grant, as determined by the closing price of the Company Common Stock on September 30, 1997 of $56.94.
(3) This is a hypothetical valuation as of the grant date using a modified Black-Scholes valuation formula pursuant to Commission regulations and does not reflect the actual value of the option awards at any given time. The Black-Scholes model assumed (a) an option term of five years, (b) a risk-free interest rate of 6% (the yield on five-year U.S. Treasury securities), (c) a standard deviation of stock-return of 31.2%, and (d) a dividend yield of 1.8%. The standard deviation of stock return represents a statistical measure intended to reflect the anticipated fluctuation of price movements over the life of the option.

                       AGGREGATE OPTION/SAR EXERCISES AND
                     FISCAL YEAR END OPTION/SAR VALUE TABLE

  The table below includes for the individuals named in the Summary Compensation Table certain information concerning each exercise of stock options during fiscal 1997 and the fiscal year-end value of unexercised options.

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                          OPTIONS AT FISCAL      IN-THE-MONEY OPTIONS AT
                                                             YEAR END(#)          FISCAL YEAR END($)(1)
                                                      ------------------------- -------------------------
                          SHARES ACQUIRED    VALUE
NAME                      ON EXERCISE(#)  REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                      --------------- ----------- ----------- ------------- ----------- -------------
Lewis Rubin.............         --             --      245,000      25,000     $1,411,800    $404,688
William H. Franz........       5,000        $72,013      92,500       7,500        347,562     121,406
Frederick M. Gutterson..         --             --       45,417      20,833        271,667     257,240
Michael J. Soja.........       5,000         40,388      73,750       7,500        347,562     121,406
Michael K. Fox..........         --             --       50,000       5,000        388,550      80,938

--------
(1) Based on share price of $56.94, which was the closing price for a share of the Company Common Stock on September 30, 1997.

                            STOCK PERFORMANCE GRAPH

  The graph below compares cumulative total shareholder returns for the Company for the preceding five fiscal years with the S&P 500 Stock Index and the Dow Jones Transportation Index. The graph assumes the investment of $100 at the commencement of the measurement period with dividends reinvested.

                             [GRAPH APPEARS HERE]

                                               CUMULATIVE TOTAL RETURN
                              --------------------------------------------------
                                 9/92    9/93    9/94    9/95    9/96    9/97
XTRA CORP                         100     217     235     207     200     274

S & P 500                         100     113     117     152     183     257

DJ TRANSPORATION AVG              100     129     120     160     172     263

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

 The Compensation Committee

  The Compensation Committee of the Board of Directors is responsible for the administration of the Company's executive compensation program. The Committee is made up of three Directors who are not employees of the Company. It is responsible for setting the compensation levels of the Company's Chief Executive Officer and other senior executives, including the executives named in the Summary Compensation Table. The Committee is also responsible for the administration of certain compensation and benefit plans. The Committee met 6 times during the year ended September 30, 1997.

 Compensation Philosophy

  The Committee believes that the Company's executive compensation program should attract and retain talented executives. The Committee provides its executives with the opportunity to earn significant compensation if the Company and the individual meet or exceed challenging performance goals. This strategy has helped the Company attract, retain and motivate high quality executives who have developed and implemented a successful business strategy which has increased earnings per share from $1.00 in fiscal 1991 to $2.77 in fiscal 1997, an increase of 177%. The Committee believes that increasing stockholder value is one of the key measures of management performance. During the five-year period ending September 30, 1997, the total return to the Company's stockholders, assuming reinvestment of dividends, has been 174%. This compares to returns of 157% for the S & P 500 Index and 163% for the Dow Jones Transportation Index for the same period.

  The Committee periodically reviews a number of independent compensation surveys as guidelines to determine competitive pay practices. The survey data is reviewed directly and is also summarized by independent compensation consultants. Generally, the survey data used is for transportation related companies of similar size to the Company and based in the United States. However, since the Company's competition for executive talent is not limited to the transportation industry, compensation data for other companies of similar size is also considered. The survey data used to assess the Company's executive compensation includes some companies that are part of the Dow Jones Transportation Index as well as other transportation and non-transportation companies.

  Section 162(m) of the Code generally limits to $1 million the deduction a public company may claim in any year for compensation paid to the chief executive officer and the four other most highly compensated executive officers unless the compensation is performance based. The Committee believes that it will not be denied any tax deduction during fiscal 1998 as a result of
Section 162(m). While the Committee expects that action will be taken to qualify most compensation approaches to ensure deductibility, tax considerations do not automatically cause the Committee to modify its executive compensation program.

  The Committee believes that the total compensation provided to the Company's executives is both prudent and competitive. Also, the committee believes that the program has helped to successfully focus XTRA's executive team on increasing Company performance and stockholder value.

 Base Salaries

  Base salaries are determined at the discretion of the Committee based on a review of competitive market pay practices, performance evaluations and expected future individual contributions. The Committee uses the median of the range of base salaries from independent compensation surveys to target the Company's base salary levels. However, it also considers an individual's unique position, responsibilities and performance in setting salary levels. In reviewing individual performances, the Committee considers the views of the Chief Executive Officer, Mr. Lewis Rubin, with respect to other executive officers.

  During fiscal 1997, the Committee increased the base salary levels of senior executives, other than the CEO, on average 7.9% after the Committee considered, but did not formally weigh, inflation, corporate performance, employee performance ad competitive conditions.

 Annual Incentives

  Annual incentives are paid primarily through the Company's Economic Profit Incentive Plan (the "Economic Profit Plan") which was adopted by the Board of Directors in 1996 to take effect for fiscal 1997. The Economic Profit Plan's objectives are to enhance commitment to the long-term success of the Company by linking personal financial rewards to the growth of value of the Company, by increasing the Company's Economic Profit (as defined below), and to increase the Company's ability to attract and retain key executives. Under the Economic Profit Plan, annual incentives are determined by establishing target incentive awards based on a percentage of base salary. Actual awards are based on corporate performance or divisional performance depending upon the responsibilities of the participant. Corporate and divisional performance are measured by the growth of Economic Profit by comparing the actual Economic Profit against a target Economic Profit as designated by the Committee. The term "Economic Profit" is defined as after-tax operating profit (before interest expense), less a capital charge for all capital invested in the Company or division, as applicable. The term "capital charge" is defined as the Company's weighted average, after-tax, cost of capital, representing a blend of the Company's equity and debt capital cost.

  Awards for corporate executives, other than the CEO, are determined based on Company performance (weighted 100%). The annual awards for divisional presidents are determined based on Company performance (weighted 25%), and division performance (weighted 75%). Annual awards for other divisional staff are determined based on division performance (weighted 100%). The Committee sets the annual award for the CEO directly based on Company performance (weighted 100%) and its discretionary evaluation of the CEO's individual performance.

  Annual incentive target awards for the CEO and other executives named in the Summary Compensation Table range from 35% to 60% of salary. Actual cash awards may be up to 1.5 times the target awards plus 33% of any positive amount in the participant's bonus reserve account, an account maintained for each participant which carries forward any earned but unpaid bonuses from prior years. This bonus reserve account may also contain a negative balance from prior years. In such cases the negative amount must be offset against any positive bonuses earned. The Committee approved awards for the named executives, other than the CEO, that averaged bonuses earned. The Committee approved awards for the named executives, other than the CEO, that averaged 102% of the targeted award levels. The annual incentive for the CEO is discussed under the CEO Compensation section.

 Long-Term Incentives

  From time to time, the Committee has granted stock options to the Company's executives in order to align their interests with the interests of stockholders. Since stock options are granted at market price,the value of the stock options is wholly dependent on an increase in the price of the Company's Common Stock. Stock options are considered effective long-term incentives by the Committee because an executive is rewarded only if the value of the Company's Common Stock increases, thus increasing stockholder value. In determining grants of options for executives, the Committee has reviewed competitive data of long-term incentive practices at other transportation related companies and companies of similar size to the Company but in other industries. The Committee has also taken into account the level of past stock compensation grants and the value of those grants in determining awards for the Company's executives.

  On November 13, 1996, the Committee recommended the grant of options covering 100,500 shares of the Company's Common Stock to certain key members of senior management, which included a grant to Mr. Rubin of 25,000 shares. On September 30, 1997, the Committee also recommended the grant of options covering 150,000 shares of the Company's Common Stock to certain key members of senior management, which included a grant to Mr. Rubin of 75,000 shares. The number of options granted was based on the Committee's review of the individual executive's position and potential within XTRA, and the level of past stock compensation awards granted to the individual executive.

 CEO Compensation

  The Committee awarded an annual incentive award that was 109% of Mr. Rubin's target annual incentive, based on the Committee's discretionary evaluation of Mr. Rubin's individual performance. In evaluating the CEO's individual performance, the Committee considered, but did not formally weigh the financial progress that the Company has made as measured by the growth of Economic Profit and earnings per share as well as the factors described above under "--Compensation Philosophy."

  In fiscal 1997, the Committee awarded Mr. Rubin two stock option grants of 25,000 and 75,000 shares, respectively. As discussed above, the option grants were determined by the Committee after considering competitive option grant practices as well as Mr. Rubin's individual performance and previous stock compensation awards.

                                          Martin L. Solomon, Chairman
                                          Robert B. Goergen
                                          Francis J. Palamara

 Compensation Committee Interlocks and Insider Participation

  During a portion of fiscal 1997, Mr. Solomon was director of, and owned an equity interest in the parent corporation of Great Dane Trailers, Inc. ("Great Dane"). In December 1996 Mr. Solomon sold his equity interest in Great Dane and ceased being a Director. Mr. Solomon is also Chairman of the Compensation Committee. During fiscal 1997, the Company purchased certain transportation equipment from Great Dane. See "--Certain Transactions" below for additional information.

COMPENSATION OF DIRECTORS

  The Company pays its directors, other than the Chairman and Vice Chairman of the Board, a monthly retainer of $1,375. The Chairman and Vice Chairman of the Board are paid monthly retainers of $5,000 and $1,667, respectively. All directors are paid a fee of $1,000 for each meeting of the Board of Directors attended in person or by telephone. In addition, Committee chairmen and members receive $1,000 for each Committee meeting attended. A monthly retainer of $250 is also paid to Committee chairmen. Mr. Rubin, as an officer, does not receive fees for attendance at Committee meetings. Directors may elect to defer part or all of their director's fees pursuant to the Company's Deferred Director Fee Option Plan.

  Deferred Director Fee Option Plan--The Company's Deferred Director Fee Option Plan (the "1993 Plan") permits non-employee directors to choose between receiving their fees from the Company in the form of cash or non-qualified stock options. The option exercise price is 50% of the fair market value of the shares at the time the options are awarded and the amount of shares is determined by dividing the directors' fees by the exercise price. Mr. Solomon is the only current director who has elected to participate in the 1993 Plan. At November 13, 1997, there were outstanding options to purchase 4,854 shares of the Company Common Stock at an average option exercise price of $22.45.

  During fiscal 1997, Mr. Solomon was awarded an option to purchase 779 shares of the Company Common Stock at an option price of $21.81 on December 31, 1996 and an option to purchase 899 shares of Company Common Stock at an option price of $21.69 on January 24, 1997. Options granted in lieu of annual retainer fees become exercisable as to all shares covered thereby on the first anniversary of the date of grant and options granted in lieu of meeting fees become exercisable six months following the date of grant.

  Stock Option Plan for Directors--The Company has established the 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan"), pursuant to which each of the then current directors who was not an employee of the Company (each an "Eligible Director") was awarded options to purchase 4,000 shares of Company Common Stock upon adoption of the 1991 Plan. The Plan also provides initial grants to newly elected directors for options covering 4,000 shares of Company Common Stock. Following the initial grant, each person who is an Eligible Director on the day immediately succeeding the day of each annual meeting of stockholders of the Company will receive options covering 1,000 shares (subject to the maximum number of shares available under the 1991 Plan) of Company Common Stock on such date. The exercise price of each option is 100% of fair market value (as defined in the 1991 Plan) on the date of award. At November 13, 1997, there were outstanding options to purchase 26,000 shares of Company Common Stock under the 1991 Plan at an average option exercise price of $44.16. The exercise price of the options for 1,000 shares awarded to each such director following the 1997 Annual Meeting of Stockholders was $43.38 per share. In addition, Mr. Bills was awarded an option to purchase 4,000 shares upon his election to the Board of Directors on August 5, 1997 at an exercise price of $47.00 per share. Options become exercisable on the earlier of (i) the first anniversary of the date of grant or (ii) the date immediately prior to the date of the next annual meeting of stockholders following the grant date provided that such date is at least 355 days after such grant date. 100,000 shares have been authorized for delivery upon exercise of options under the 1991 Plan. The 1991 Plan is administered by the Compensation Committee of the Board of Directors.

CERTAIN TRANSACTIONS

  During fiscal 1997, the Company purchased certain transportation equipment from Great Dane for an aggregate purchase price of $54 million. The transaction was consummated on an arms-length basis and on usual and customary commercial terms. Until December 1996, Mr. Solomon was a director of, and owned an equity interest in, the parent corporation of Great Dane.

  The Company has agreed to indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by the Recapitalization Merger Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's Certificate of Incorporation or By-Laws or any applicable existing indemnification agreement. In addition, under the Recapitalization Merger Agreement, the Company has agreed, subject to certain conditions, that for a period of six years after the Effective Time, the Company will maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been made available to MergerCo) on terms comparable to, or better than, those now applicable to directors and officers of the Company. See "MATERIAL PROVISIONS OF THE RECAPITALIZATION MERGER AGREEMENT--Indemnification and Insurance."

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Under the Company's Certificate of Incorporation, the Company is authorized to issue up to 30 million shares of Company Common Stock, of which 15,372,903 shares were issued and outstanding as of November 2, 1998, and 3 million shares of Preferred Stock, in one or more series, with such designations, voting powers, preferences and relative participating, optional or other special rights, and with such qualifications, limitations or restrictions thereon, as may be stated or expressed in resolutions providing for the creation and issuance thereof adopted by the Board of Directors of the Company. No Preferred Stock is currently outstanding.

  Each holder of Company Common Stock is entitled to one vote for each share held. Holders of Company Common Stock do not have preemptive rights and are not entitled to cumulative voting in the election of Directors. All outstanding shares of Company Common Stock are, and all Retained Shares will be, fully paid and non-assessable. The Board of Directors is authorized to issue from time to time all of the authorized but unissued shares of Company Common Stock.

  In case of any liquidation, dissolution or winding up of the Company, the holders of Company Common Stock are entitled to share pro rata in the distribution of all assets of the Company remaining after the holders of any series of Preferred Stock have been paid the preference designated for such shares. Subject to the senior rights of any Preferred Stock, the holders of Company Common Stock are entitled to receive dividends when and as declared by the Board of Directors and paid by the Company from funds legally available therefor. The Company's source of funds for the payment of cash dividends is advances and dividends from its subsidiary, XTRA, Inc. Several of the Company's loan agreements contain restrictions on the payment of cash dividends by the Company, including limitations restricting dividends to a fixed amount plus consolidated net income of the Company earned since a date specified in the relevant agreement. In addition, such loan agreements restrict the payment of advances and dividends to the Company from its subsidiary, XTRA, Inc. See "RISK FACTORS." The Company has agreed in the Recapitalization Merger Agreement not to pay dividends pending consummation of the Merger.

FOLLOWING THE MERGER

  If the Merger is approved by the requisite vote of the stockholders of Company Common Stock at the Special Meeting, at the Effective Time the Certificate of Incorporation of the Company will read in its entirety in the form set forth as Exhibit A to the Recapitalization Merger Agreement which is included as Annex A hereto, until thereafter amended as provided therein and under the DGCL. The Certificate of Incorporation is being amended in connection with the Merger to reflect the revised capitalization of the Company following the Merger, including following the proposed stock-split, and to eliminate provisions, such as the ability to issue preferred stock, which are not considered to be necessary following the consummation of the Merger. Following the Merger, the Company will be authorized under its Certificate of Incorporation to issue 50 million shares of Company Common Stock, as compared to 30 million shares of Company Common Stock and 3 million shares of Company Preferred Stock prior to the Merger.

  The By-laws of the Company as in effect at the Effective Time will continue to be the By-laws of the Company following the Merger until thereafter changed or amended as provided therein or by applicable law.

CERTAIN OTHER PROVISIONS OF THE CERTIFICATE OF INCORPORATION

  Delaware law permits a corporation to eliminate the personal liability of its directors to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for any breach of his fiduciary duty as a director, except as provided by Delaware law.

  The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder "is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock." In light of the approval of the transactions contemplated by the Merger Agreement and the Voting Agreements by the Board of Directors of the Company, the Investors will not be subject to the prohibitions of Section 203.

SPECIAL MEETINGS OF STOCKHOLDERS

  The By-laws provide that special meetings of stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board, if any, the President, or the holders of twenty percent of the issued and outstanding shares of Company Common Stock.

STOCKHOLDER ACTION BY WRITTEN CONSENT

  As permitted by Delaware law, the Company's Certificate of Incorporation does not permit stockholder action by written consent. The affirmative vote of the holders of at least 80% of the Company's then outstanding Company Common Stock is required to amend, alter or repeal this provision. Following the Merger, the Company's Certificate of Incorporation will not prohibit stockholder action by written consent.

ADVANCE NOTICE REQUIREMENT FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

  The By-laws provide that stockholders seeking to bring business before a meeting of stockholders, including a proposal to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof, as set forth in the By-laws, in writing. These notice provisions are in addition to any other notice requirements provided by applicable law or regulation.

INDEMNITY

  The Company's Certificate of Incorporation provides that the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to be a director or officer of the Company or while a director or officer is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding, or claim; provided, however, that the foregoing shall not require the Company to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification is not exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and inures to the benefit of the heirs and legal representatives of such person. In addition, the Company maintains a directors' and officers' liability insurance policy. Following the Merger, the Company's By-laws will provide similar indemnification and expense payment provisions.

SHARES RESERVED FOR ISSUANCE

  As of June 30, 1998 the Company has 495,845 shares of Company Common Stock reserved for issuance upon the exercise of options to be granted under the Option Plans. Following the Merger, the Company intends to reserve 250,000 shares of Company Common Stock for issuance pursuant to Awards granted under the Stock Option Plan.

EXCHANGE AGENT

  The Exchange Agent and registrar for the Company Common Stock is Boston Equiserve.

LISTING

  The Company Common Stock is listed on NYSE under the symbol "XTR." Following the Merger, the Company intends to delist the Company Common Stock. See "THE MERGER--Delisting; Deregistration."

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth, as of June 30, 1998, certain information concerning ownership of shares of Company Common Stock by: (i) persons who are known by the Company to own beneficially more than 5% of the outstanding shares of Company Common Stock; (ii) each director and named executive officer of the Company; and (iii) all directors and executive officers of the Company as a group as of June 30, 1998.

                                             AMOUNT AND NATURE OF     PERCENT
NAME OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP(1) OF CLASS(1)
------------------------                   ------------------------ -----------
American Century Companies, Inc...........          957,200             6.3%
 4500 Main St.
 Kansas City, Missouri 64111
Franklin Mutual Advisers, Inc.............        1,447,800             9.5%
 51 John F. Kennedy Parkway
 Short Hills, New Jersey 07078
Tiger Management L.L.C(2).................        5,291,400            34.5%
 101 Park Avenue
 47th Floor
 New York, NY 10178
Trinity I Fund, L.P(2)....................        1,372,900             9.0%
 201 Main Street, Suite 3200
 Fort Worth, Texas 76102 07078
Westport Asset Management Inc.............        1,424,320             9.3%
 253 Riverside Avenue
 Westport, Connecticut 06880
Michael D. Bills..........................            4,000               *
H. William Brown..........................            5,000               *
Michael N. Christodolou...................              --              --
Michael K. Fox............................           46,667               *
William H. Franz..........................           95,000               *
Robert M. Gintel..........................           23,000               *
Robert B. Goergen.........................           44,852(3)            *
Frederick M. Gutterson....................           61,250               *
Herbert C. Knortz.........................            9,800               *
Francis J. Palamara.......................            9,800               *
Lewis Rubin...............................          286,056             1.9%
Michael J. Soja...........................           90,534               *
Martin L. Solomon.........................           38,897               *
All Directors and Executive Officers as a
 group, including those named above (17
 persons).................................          762,108             5.0%

--------
 * Less than 1%.
(1) Nature of beneficial ownership is direct and arises from sole voting and investment power, unless otherwise noted by footnote.

    Information with respect to beneficial ownership of the Company Common Stock is based in part upon information contained in filings with the Commission and in part on information obtained directly from the holders. The percentages shown in the foregoing table have been computed on the basis of shares outstanding on June 30, 1998. The number of shares reported as held for each of the holders of Company Common Stock was as of June 30, 1998. For purposes of determining beneficial ownership of the Company Common Stock, options exercisable within 60 days of June 30, 1998 have been included.
(2) As described under "CERTAIN RELATED AGREEMENTS--Voting Agreements," pursuant to Voting Agreements entered into with MergerCo, Tiger and Trinity on behalf of the Funds, have agreed to vote the shares of Company Common Stock reflected on the table above in favor of the Recapitalization Merger Agreement and the transactions contemplated thereby. Accordingly, MergerCo may also be considered to be the beneficial owner of such securities.
(3) Includes 2,824 shares of Company Common Stock owned by Mr. Goergen's wife, and 700 shares held in trust for the benefit of Mr. Goergen's mother. Mr. Goergen disclaims beneficial ownership of such shares.

                          MERGERCO AND THE INVESTORS

  MergerCo is an entity formed by (i) Apollo on behalf of its managed funds, and (ii) Atlas, an affiliate of Interpool. The principal executive offices of MergerCo and Apollo are located at c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577 and their phone number is (914) 694-8000.

  MergerCo is a Delaware limited liability company, formed solely for the purpose of consummating the Merger and effecting the transactions contemplated by the Recapitalization Merger Agreement. All of the membership interests of MergerCo are owned by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV"), Apollo Overseas Partners IV, L.P., a Cayman Islands limited partnership ("Overseas Partners"), and Atlas. MergerCo will not have any assets or liabilities other than those arising under the Recapitalization Merger Agreement or in connection with the Merger, or engage in any activities other than those incident to its formation and capitalization and the Merger and accordingly, no meaningful financial information regarding MergerCo is available.

  Apollo is the day-to-day manager for AIF IV and Overseas Partners. Apollo's general partner is AIF IV Management, Inc., a Delaware corporation ("AIF IV, Inc.").

  Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors"), is the general partner of AIF IV and the general partner of Overseas Partners. Each of AIF IV, Overseas Partners and Advisors is principally engaged in the business of investing in securities.

  Apollo Capital Management IV, Inc., a Delaware corporation ("Apollo Capital"), is the general partner of Advisors. Apollo Capital is principally engaged in the business of serving as general partner to Advisors.

  The principal office of AIF IV, Overseas Partners, AIF IV, Inc., Advisors and Apollo Capital is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

  Atlas is principally engaged in the business of investing in securities. Interpool owns approximately 99% of the membership interests of Atlas. The principal executive office of Atlas is 633 Third Avenue, New York, New York 10017.

  Interpool is engaged in the business of leasing intermodal dry freight standard containers and chassis. Interpool's common stock, par value $.001 per share, is publicly traded and is listed on NYSE. The principal executive office of Interpool is 211 College Road East, Princeton, New Jersey 08540.

                             REGULATORY APPROVALS

ANTITRUST

  Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notification has been given and certain information has been furnished to the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. The Investors and the Company have filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division, and on August 13, 1998, the waiting period was terminated. No foreign regulatory filings are required in connection with the consummation of the Merger.

  At any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of the Company. At any time before or after the Effective Time, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of the Company. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. The Company and MergerCo believe that the Merger can be effected in compliance with federal and state antitrust laws.

OTHER

  The obligations of MergerCo under the Recapitalization Merger Agreement are also subject to the receipt of all necessary licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties as are necessary in connection with the transactions contemplated by the Merger. Certain aspects of the Merger will require notification to, and filings with, certain securities and other authorities in certain states or countries, including jurisdictions where the Company currently operates.

                        INDEPENDENT PUBLIC ACCOUNTANTS

  The consolidated financial statements and financial statement schedule of the Company at September 30, 1996 and 1997, and for each of the three years in the period ended September 30, 1997, appearing in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. A representative of Arthur Andersen LLP will be present at the Special Meeting to answer appropriate questions and will have an opportunity to make a statement.

                             STOCKHOLDER PROPOSALS

  In the event that the Merger is consummated, it is anticipated that the Company Common Stock will be delisted from NYSE and the Company Common Stock will be eligible for deregistration under the Exchange Act. If the stockholders of the Company do not approve the Recapitalization Merger Agreement or if the Merger is not consummated for any other reason and the Company Common Stock continues to be registered under the Exchange Act, stockholder proposals intended to be presented at the Company's 1999 Annual Meeting of Stockholders must have been received by the Company by August 24, 1998 to be included in the proxy materials for such meeting. Also, the Company may use its discretionary authority to vote any proposal not included in the Company's proxy materials if the Company was not notified by November 7, 1998 of a stockholder's intention to present such proposal at the Company's 1999 Annual Meeting.

                                 LEGAL MATTERS

  The validity of the shares of Company Common Stock being retained in the Merger is being passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Ropes & Gray has delivered an opinion concerning certain Federal income tax consequences of the Merger. See "THE MERGER--Material Federal Income Tax Consequences."

                                 OTHER MATTERS

  Except for the approval and adoption of the Recapitalization Merger Agreement and the approval of the Stock Option Plan, the Board does not intend to bring any other matters before the Special Meeting and does not know of any matters to be brought before the Special Meeting by others. If any other matter should come before the Special Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy on behalf of the stockholders they represent in accordance with the best judgment of such persons.

                                XTRA CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants.........................................  F-2
Financial Statements
  Consolidated Balance Sheets as of September 30, 1997 and September 30,
   1996...................................................................  F-3
  Consolidated Income Statements for the Three Years Ended September 30,
   1997...................................................................  F-4
  Consolidated Statements of Cash Flows for the Three Years Ended Septem-
   ber 30, 1997...........................................................  F-5
  Consolidated Statements of Stockholders' Equity for the Three Years
   Ended September 30, 1997...............................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Consolidated Balance Sheets as of June 30, 1998 and as of September 30,
   1997................................................................... F-17
  Consolidated Income Statements for the Three Months Ended June 30, 1998
   and 1997 and Nine Months Ended June 30, 1998 and 1997.................. F-18
  Consolidated Statements of Cash Flows for the Nine Months Ended June 30,
   1998 and 1997.......................................................... F-19
  Consolidated Statements of Stockholders' Equity for the Period September
   30, 1996 through June 30, 1998......................................... F-20
  Notes to Consolidated Financial Statements.............................. F-21

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of XTRA Corporation:

  We have audited the accompanying consolidated balance sheets of XTRA Corporation (a Delaware corporation) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTRA Corporation and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ending September 30, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
November 12, 1997

                       XTRA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               SEPTEMBER 30,
                                                               --------------
                                                                1997    1996
                                                               ------  ------
                                                               (MILLIONS OF
                                                                  DOLLARS
                                                                EXCEPT PER
                                                                 SHARE AND
                                                                   SHARE
                                                                 AMOUNTS)
                            ASSETS
                            ------
Property and equipment at cost:
Revenue equipment and other................................... $2,112  $1,977
Accumulated depreciation......................................   (658)   (570)
                                                               ------  ------
  Net property and equipment..................................  1,454   1,407
                                                               ------  ------
Cash..........................................................      4       8
Trade receivables, net........................................     65      52
Lease contracts receivable....................................     43      42
Other assets..................................................     19      28
                                                               ------  ------
                                                               $1,585  $1,537
                                                               ======  ======
             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------
Liabilities:
Debt.......................................................... $  892  $  892
Deferred income taxes.........................................    252     227
Accounts payable and accrued expenses.........................     81      76
                                                               ------  ------
  Total liabilities...........................................  1,225   1,195
                                                               ------  ------
Commitments and contingencies (Note 6)
Stockholders' equity
Preferred Stock, without par value; total authorized:
 3,000,000 shares
 Common Stock, par value $.50 per share; authorized:
  30,000,000 shares; issued and outstanding: 15,276,600 shares at
  September 30, 1997; 15,550,499 shares at September 30,
  1996........................................................      8       8
Capital in excess of par value................................     52      64
Retained earnings.............................................    304     273
Cumulative translation adjustment.............................     (4)     (3)
                                                               ------  ------
  Total stockholders' equity..................................    360     342
                                                               ------  ------
                                                               $1,585  $1,537
                                                               ======  ======

  The accompanying notes are an integral part of these consolidated financial statements.

                       XTRA CORPORATION AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                                  FOR THE YEAR
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                                 --------------
                                                                 1997 1996 1995
                                                                 ---- ---- ----
                                                                  (MILLIONS OF
                                                                 DOLLARS EXCEPT
                                                                   PER SHARE
                                                                    AMOUNTS)
Revenues........................................................ $435 $422 $378
Operating expenses..............................................
Depreciation on rental equipment................................  149  146  117
Rental equipment operating expense..............................  109  101   88
Selling and administrative expense..............................   43   40   34
                                                                 ---- ---- ----
                                                                  301  287  239
                                                                 ---- ---- ----
  Operating income..............................................  134  135  139
Interest expense................................................   63   66   41
                                                                 ---- ---- ----
  Income before provision for income taxes......................   71   69   98
Provision for income taxes......................................   28   28   41
                                                                 ---- ---- ----
  Net income.................................................... $ 43 $ 41 $ 57
                                                                 ---- ---- ----
Basic earnings per common share................................. 2.79 2.56 3.40
Basic common shares outstanding................................. 15.3 16.0 16.8
Diluted earnings per common share............................... 2.78 2.56 3.39
Diluted common shares outstanding............................... 15.3 16.1 16.9




  The accompanying notes are an integral part of these consolidated financial statements.

                       XTRA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE YEAR
                                                            ENDED SEPTEMBER
                                                                  30,
                                                           -------------------
                                                           1997   1996   1995
                                                           -----  -----  -----
                                                             (MILLIONS OF
                                                               DOLLARS)
Cash flows from operations
  Net Income.............................................. $  43  $  41  $  57
  Add non-cash income and expense items:
    Depreciation and amortization, net....................   148    146    111
    Deferred income taxes, net............................    26     31     30
    Bad debt expense......................................     5      3      4
  Add other cash items:
    Net change in receivables, other assets, payables and
     accrued expenses.....................................    (7)     2    (12)
    Cash receipts on lease contracts receivable...........    21     18     19
    Recovery of property and equipment net book value.....    33     31     28
                                                           -----  -----  -----
      Total cash provided from operations.................   269    272    237
                                                           -----  -----  -----
Cash used for investment activities
  Additions to property and equipment.....................  (249)  (205)  (339)
  Acquisition of certain net assets of Matson Leasing Co.,
   Inc....................................................   --      (5)  (358)
                                                           -----  -----  -----
      Total cash used for investment activities...........  (249)  (210)  (697)
                                                           -----  -----  -----
Cash flows from financing activities
  Borrowings of debt......................................    72    247    493
  Payments of debt........................................   (72)  (252)   (41)
  Net proceeds from exercise of stock options.............     1      1      2
  Repurchase of common stock..............................   (13)   (45)   (20)
  Dividends paid..........................................   (12)   (11)   (11)
                                                           -----  -----  -----
      Total cash provided by (used for) financing activi-
       ties...............................................   (24)   (60)   423
                                                           -----  -----  -----
Net increase (decrease) in cash...........................    (4)     2    (37)
Cash at beginning of year.................................     8      6     43
                                                           -----  -----  -----
Cash at end of year....................................... $   4  $   8  $   6
                                                           =====  =====  =====
Total interest paid....................................... $  59  $  52  $  35
Total income taxes paid (refunded)........................ $  (5) $  (2) $  17

  The accompanying notes are an integral part of these consolidated financial statements.

                       XTRA CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          FOR THE THREE YEARS ENDED SEPTEMBER
                                                        30, 1997
                                         --------------------------------------
                                         COMMON
                                         STOCK
                                          $.50  CAPITAL IN          CUMULATIVE
                                          PAR   EXCESS OF  RETAINED TRANSLATION
                                         VALUE  PAR VALUE  EARNINGS ADJUSTMENT
                                         ------ ---------- -------- -----------
                                                 (MILLIONS OF DOLLARS)
Balance at September 30, 1994..........   $ 8      $126      $197      $--
Net income.............................   --        --         57       --
Common stock cash dividends declared at
 $.62 per share .......................   --        --        (11)      --
Options exercised and related tax bene-
 fits..................................   --          2       --        --
Repurchase of common stock.............   --        (20)      --        --
Translation adjustment.................   --        --        --        --
                                          ---      ----      ----      ----
Balance at September 30, 1995..........     8       108       243       --
Net income.............................   --        --         41       --
Common stock cash dividends declared at
 $.70 per share .......................   --        --        (11)      --
Options exercised and related tax bene-
 fits..................................   --          1       --        --
Repurchase of common stock.............   --        (45)      --        --
Translation adjustment.................   --        --        --         (3)
                                          ---      ----      ----      ----
Balance at September 30, 1996..........     8        64       273        (3)
Net income.............................   --        --         43       --
Common stock cash dividends declared at
 $.78 per share .......................   --        --        (12)      --
Options exercised and related tax bene-
 fits..................................   --          1       --        --
Repurchase of common stock.............   --        (13)      --        --
Translation adjustment.................   --        --        --         (1)
                                          ---      ----      ----      ----
Balance at September 30, 1997..........   $ 8      $ 52      $304      $ (4)


  The accompanying notes are an integral part of these consolidated financial statements.

                       XTRA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Operations

  XTRA Corporation leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, marine containers, intermodal trailers, chassis, and domestic containers. XTRA leases over-the-road and intermodal equipment throughout North America, predominantly within the United States, to contract and common carriers, railroads, and private fleet owners. In addition, the Company leases marine containers worldwide to steamship lines.

 Principles of Consolidation

  The consolidated financial statements include the accounts of XTRA Corporation and its wholly-owned subsidiaries ("the Company"). All material intercompany accounts and transactions have been eliminated. Certain amounts in the prior year financial statements have been reclassified to be consistent with the current year's presentation.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Income Taxes

  Provisions for income taxes recognize the tax effect of all revenue and expense transactions as well as any change during the period in deferred tax assets and liabilities. The effects of changes in tax rates and laws on deferred tax assets and liabilities are reflected in net income in the period in which such changes are enacted.

 Leases

  The Company records the majority of its leases using the operating method of accounting. Full-payout or near full-payout leases, where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property, are accounted for under the finance method.

 Depreciation

  The Company provides for depreciation by using the straight-line method to amortize the cost of property and equipment to its estimated residual value over its estimated useful life. Revenue equipment is depreciated using estimated useful lives of 10 to 20 years. In addition, the Company reviews the condition and types of its revenue equipment to determine if any permanent impairment has occurred.

  When equipment is sold or retired, its cost and accumulated depreciation are removed from the balance sheet, and any gain or loss is included in revenues. Revenue equipment with an original cost of approximately $89 million, which has reached the end of its estimated useful life, remains in service and is included in Revenue Equipment at September 30, 1997.

 Equipment Disposals

  For purposes of the statements of cash flows, the net book value of equipment sold is included in cash flow from operations to reflect the total proceeds, including the gain or loss on sale already included in income, from the continuous disposal of fleet units.

 Repair and Maintenance

  Repair and maintenance expenses are charged to operating expenses when incurred and amounted to $29 million, $27 million, and $26 million in 1997, 1996, and 1995, respectively.

                       XTRA CORPORATION AND SUBSIDIARIES

 Earnings per Share

  The computation of earnings per common share is based on net income divided by the weighted average number of outstanding common shares and common share equivalents. The calculation is prepared in accordance with SFAS No. 128, "Earnings per Share," which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 supersedes Accounting Principles Board Opinion No. 15 (APB 15) and establishes new standards for the presentation of earnings per share. Primary earnings per share is replaced with "Basic Earnings Per Share" and fully diluted earnings per share is replaced with "Diluted Earnings Per Share." Under SFAS 128, "Basic Earnings Per Share" excludes dilution and is computed by dividing income available to common stockholders by weighted average shares outstanding. "Diluted Earnings Per Share" reflects the effect of all other outstanding common stock equivalents under the treasury stock method and is computed similarly to fully diluted earnings per share according to APB 15.

 Foreign Currency Translation

  The Company translates the assets and liabilities of its foreign operations at the exchange rates in effect at year-end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying Consolidated Balance Sheets. The gains or losses from translation of certain intercompany liabilities of the Company's North American businesses are included in operating expenses.

(2) ACQUISITIONS

  On June 30, 1995, the Company acquired certain net assets of Matson Leasing Company, Inc., a major lessor of marine container equipment which at that time operated a rental fleet of approximately 170,000 twenty-foot equivalent units. Total consideration for the assets approximated $360 million in cash. The transaction was accounted for as a purchase.

  The unaudited pro forma condensed consolidated income statement of the Company, as if Matson Leasing Company, Inc. had been acquired on October 1, 1994 is as follows:

                                                          FOR THE TWELVE MONTHS
                                                           ENDED SEPTEMBER 30,
                                                                   1995
                                                          ----------------------
                                                           (MILLIONS OF DOLLARS
                                                          EXCEPT PER SHARE DATA)
     Revenues............................................         $ 432
     Net income..........................................            61
     Earnings per fully diluted common share.............         $3.59

(3) EQUIPMENT LEASES

  The Company uses the operating method of accounting for the majority of its equipment leases. Under this method, revenue is recognized in the month earned based on the terms of the lease contract, and the equipment is depreciated to its estimated residual value over its estimated useful life.

  The finance method of accounting is used for revenue equipment leased to customers on a full-payout basis at lease inception. Under this method, finance lease income, the difference between the total lease receivable and the net book value less the unguaranteed residual value of the related equipment, is deferred and amortized as

                       XTRA CORPORATION AND SUBSIDIARIES
revenue over the lease term using the interest method, which provides a level rate of return on the net investment in the lease.

  The following schedule summarizes the future minimum rental receipts on operating and finance leases by year as of September 30, 1997:

                                                               OPERATING FINANCE
                                                                LEASES   LEASES
                                                               --------- -------
                                                                 (MILLIONS OF
                                                                   DOLLARS)
     1998.....................................................   $126      $19
     1999.....................................................     69       15
     2000.....................................................     48       10
     2001.....................................................     31        6
     2002.....................................................     18        2
     2003 and thereafter......................................     15        1
                                                                 ----      ---
       Total..................................................   $307      $53
                                                                 ====      ===

  The components of the net investment in finance leases as of September 30, 1997 and 1996 were as follows:

                                                            1997        1996
                                                         ----------  ----------
                                                         (MILLIONS OF DOLLARS)
     Minimum lease payments receivable.................. $       53  $       51
     Add: estimated unguaranteed residual values........          7           8
                                                         ----------  ----------
                                                                 60          59
     Less: deferred finance lease income................        (17)        (17)
                                                         ----------  ----------
     Lease contracts receivable, net.................... $       43  $       42
                                                         ==========  ==========

(4) DEBT

  Debt as of September 30, 1997 and 1996 consisted of the following:

                                                            1997        1996
                                                         ----------  ----------
                                                         (MILLIONS OF DOLLARS)
     Unsecured financing................................
     Medium-term Notes.................................. $      703  $      661
     Revolving Credit Agreement.........................        161         160
                                                         ----------  ----------
       Total unsecured financing........................        864         821
     Total secured financing............................         28          71
                                                         ----------  ----------
       Total debt.......................................        892         892
     Less: current portion..............................        (57)        (56)
                                                         ----------  ----------
       Long-term debt................................... $      835  $      836
                                                         ==========  ==========

  The $703 million of Medium-term Notes have a weighted average interest rate of 7.1% and maturities from fiscal 1998 to 2012. At September 30, 1997, $532 million remained available under the shelf registration for future debt issuance. The weighted average interest rates incurred were 7.0%, 7.1%, and 7.6% during 1997, 1996, and 1995, respectively.

                       XTRA CORPORATION AND SUBSIDIARIES

  The Company's Revolving Credit Agreement has bank commitments of $300 million at September 30, 1997 and a revolving period maturity date of June 30, 1999. Pricing on the Revolving Credit Agreement is dependent on the Company's credit ratings and is based on a fixed spread over the London Interbank Offered Rate (LIBOR). The Company pays a facility fee on any unused commitment in the facility.

  Unless the Company requests and the banks approve a renewal or extension of the agreement, borrowings outstanding on the revolving period maturity date will be converted to a five year term loan payable in equal quarterly installments with a final term maturity of June 30, 2004.

  The Company borrows on a short-term basis by issuing commercial paper and using uncommitted lines of credit. Short-term borrowings are back-stopped by the unused borrowing capacity under the Revolving Credit Agreement. They have therefore been classified as Revolving Credit Agreement borrowings. At September 30, 1997 and September 30, 1996, such borrowings constituted all Revolving Credit Agreement borrowings and at September 30, 1997, have a weighted average interest rate of 5.8%. The weighted average interest rates incurred under the Revolving Credit Agreement, consisting primarily of short-term borrowings, were 5.7%, 5.8%, and 6.0% during 1997, 1996, and 1995, respectively. At September 30, 1997, $139 million of unused commitment was available.

  The secured financing at September 30, 1997, consisting of capital lease obligations, has a weighted average interest rate of 9.0% and is payable in installments through 2001. The weighted average interest rates incurred under the secured financing were 10.0%, 9.4%, and 9.3% during 1997, 1996, and 1995, respectively.

  Revenue equipment recorded on the consolidated balance sheets related to secured financing was as follows at September 30, 1997 and 1996:

                                                            1997        1996
                                                         ----------  ----------
                                                         (MILLIONS OF DOLLARS)
     Revenue equipment.................................. $       61  $      141
     Accumulated depreciation...........................        (28)        (63)
                                                         ----------  ----------
     Net secured equipment.............................. $       33  $       78
                                                         ==========  ==========

  Assuming the Company were to convert the Revolving Credit Agreement to a term loan on its revolving period maturity date, the amount of minimum maturities of all debt during each of the next five fiscal years and thereafter would be as follows:

                                                                  MINIMUM
                                                              DEBT MATURITIES
                                                           ---------------------
                                                           (MILLIONS OF DOLLARS)
     1998.................................................         $ 57
     1999.................................................           74
     2000.................................................          107
     2001.................................................          105
     2002.................................................          104
     2003 and thereafter..................................          445
                                                                   ----
       Total payments and maturities......................         $892
                                                                   ====

  The Company's loan agreements contain minimum debt service tests and restrictive covenants including restrictions on the amount of debt in relation to revenue equipment and stockholders' equity and limitations on secured borrowings. The Company's loan agreements contain covenants that restrict the payment of dividends or repurchases of common stock by the Company. In addition, certain loan agreements contain covenants that

                       XTRA CORPORATION AND SUBSIDIARIES
restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the repurchase of common stock and/or the amount of cash dividends which could be paid on the Company's capital stock was limited to $110 million at September 30, 1997.

(5) INCOME TAXES

  The components of the provision for income taxes for 1997, 1996, and 1995 are as follows:

                                                         1997    1996     1995
                                                        ------- -------- -------
                                                        (MILLIONS OF DOLLARS)
     Current tax provision
       Federal......................................... $    1     $ (4) $    8
       State...........................................      1         1      3
                                                        ------  -------- ------
         Current tax provision.........................      2       (3)     11
                                                        ------  -------- ------
     Deferred tax provision
       Federal.........................................     22        25     23
       State...........................................      4         6      7
                                                        ------  -------- ------
         Deferred tax provision........................     26        31     30
                                                        ------  -------- ------
           Provision for income taxes.................. $   28  $     28 $   41
                                                        ======  ======== ======

  The provision differs from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

  The reasons for the difference between the statutory U.S. Federal income tax rates and the Company's effective income tax rates for 1997, 1996, and 1995 are as follows:

                       PERCENT OF PRETAX INCOME                   1997  1996  1995
                       ------------------------                   ----  ----  ----
     Federal statutory rate......................................  35%   35%   35%
     Increase in taxes resulting from:
       State taxes and other.....................................   5     6     7
                                                                  ---   ---   ---
         Effective income tax rate...............................  40%   41%   42%
                                                                  ===   ===   ===

  The components of the net deferred tax liability as of September 30, 1997 and 1996 are as follows:

                                                             1997       1996
                                                          ---------- ----------
                                                          (MILLIONS OF DOLLARS)
     Assets
       Capital lease obligations......................... $       15 $       24
       Investment tax credits............................          3          3
       Alternative minimum tax credits...................         20         18
       Other.............................................         16         17
                                                          ---------- ----------
         Total deferred tax assets....................... $       54 $       62
                                                          ---------- ----------
     Liabilities
       Revenue equipment................................. $      286 $      264
       Other.............................................         20         25
                                                          ---------- ----------
         Total deferred tax liabilities..................        306        289
                                                          ---------- ----------
         Net deferred tax liability...................... $      252 $      227
                                                          ========== ==========

                       XTRA CORPORATION AND SUBSIDIARIES

  The Company estimates that after filing its fiscal 1997 tax return, it will have $3 million of investment tax credit carryforwards available to reduce future federal income tax liabilities. The investment tax credit carryforwards expire beginning in 2000. The Company also estimates that after filing its fiscal 1997 tax return, it will have $20 million of alternative minimum tax credit carryforwards available to reduce future federal income tax liabilities. The benefit of both tax credit carryforwards has been recorded in the Company's financial statements. The Company has not recognized a valuation allowance for deferred tax assets.

(6) COMMITMENTS AND CONTINGENCIES

  The Company has no revenue equipment leased in under operating leases at September 30, 1997.

  The Company's offices and certain facilities are occupied under leases expiring at various dates. At September 30, 1997, the Company's lease commitments under the non-cancelable portion of these leases for the next five years and in total thereafter were as follows:

                                                                TOTAL LEASE
                                                                COMMITMENTS
                                                           ---------------------
                                                           (MILLIONS OF DOLLARS)
     1998.................................................          $ 6
     1999.................................................            5
     2000.................................................            4
     2001.................................................            3
     2002.................................................            2
     2003 and thereafter..................................            6
                                                                    ---
       Total..............................................          $26
                                                                    ===

  Rental equipment lease financing expense amounted to $1 million, $1 million, and $2 million in 1997, 1996, and 1995, respectively, which is included in the income statement under the caption "Depreciation on rental equipment." Other rental expense amounted to $6 million, $5 million, and $4 million in 1997, 1996, and 1995, respectively.

  As of November 12, 1997, the Company had committed capital expenditures of $24 million, principally for revenue equipment in fiscal 1998.

  The Illinois Environmental Protection Agency has notified the Company of alleged environmental contamination of XTRA's Fairmont City, Illinois property which resulted from the prior owner's zinc smelting operations. The Company has had initial discussions with the successors in interest currently responsible for the liabilities of the prior owner about participation in an investigation and cleanup of the facility under the Illinois voluntary remediation program. Based upon the Company's current understanding of the nature of the contamination, the Company believes that the resolution of this matter will not have a material impact on the Company's results of operations, cash flows, or financial condition.

(7) RETIREMENT PLANS

  The Company provides retirement benefits to substantially all of its employees through a qualified and funded defined contribution retirement plan. The Company's yearly profit sharing cash contributions are discretionary and the retirement trust fund's assets are administered by a trustee. The Company's contributions include an employee-matching contribution to a 401(k) plan and a profit sharing contribution and are based on a specified percentage of employee qualified compensation. Participants are entitled to their vested portion of the retirement assets upon termination of employment. The Company recorded defined contribution pension expense of $2 million each year in 1997, 1996, and 1995.

                       XTRA CORPORATION AND SUBSIDIARIES

(8) BUSINESS INFORMATION

  The Company leases transportation equipment throughout North America and internationally. The over-the-road and intermodal equipment is leased throughout North America and the marine containers are moved between countries in international commerce. Information about the business of the Company by geographic area is presented in the table below.

                                                             1997   1996   1995
                                                            ------ ------ ------
                                                                (MILLIONS OF
                                                                  DOLLARS)
     Revenues:
       North America....................................... $  359 $  347 $  358
       International.......................................     76     75     20
                                                            ------ ------ ------
                                                            $  435 $  422 $  378
                                                            ====== ====== ======
     Operating Income:
       North America....................................... $  121 $  115 $  131
       International.......................................     13     20      8
                                                            ------ ------ ------
                                                            $  134 $  135 $  139
                                                            ====== ====== ======
     Identifiable Assets:
       North America....................................... $1,150 $1,100 $1,126
       International.......................................    435    437    390
                                                            ------ ------ ------
                                                            $1,585 $1,537 $1,516
                                                            ====== ====== ======

(9) COMMON STOCK

 Repurchase of Common Stock

  The Company has authorized the repurchase of up to $200 million of its common stock. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions, and other factors. As of November 12, 1997, the Company repurchased $79 million of common stock.

 1987 Stock Incentive Plan

  The 1987 Stock Incentive Plan authorizes the issuance of 1,150,000 shares of common stock under the plan. The plan allows the Company to grant awards to key employees including restricted stock awards, stock options, and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan are available for grant over a period of ten years from the date on which the plan was adopted, but grants may vest beyond the ten year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and generally expire from five to ten years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

 1991 Stock Option Plan for Non-Employee Directors

  The 1991 Stock Option Plan for Non-Employee Directors authorizes the granting of options for a maximum of 100,000 shares. The option price per share is equal to the fair market value of the common stock on the date of grant. The term of each option is five years and options become exercisable one year after the date of grant.

 The XTRA Corporation Deferred Director Fee Option Plan

  The Deferred Director Fee Option Plan allows a non-employee director to elect to receive, in lieu of his annual retainer fee and/or board and committee meeting fees, a non-qualified stock option. The option exercise

                       XTRA CORPORATION AND SUBSIDIARIES
price is 50% of the fair market value of the shares at the time the options are awarded and the amount of shares is determined by dividing the director's fees by the exercise price.

 Accounting for Stock-Based Compensation

  In October 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards Number 123 (SFAS 123), "Accounting for Stock-Based Compensation," which sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted by SFAS 123, the Company has elected to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based compensation plans.

  Had the compensation cost for these plans been determined according to SFAS 123, the Company's net income and earnings per share would have been the following pro forma amounts:

                                                              1997       1996
                                                           ---------- ----------
                                                           (MILLIONS OF DOLLARS,
                                                             EXCEPT PER SHARE
                                                                 AMOUNTS)
     Net Income:
       As reported........................................ $       43 $       41
       Pro forma.......................................... $       41 $       41
     Fully-diluted EPS:
       As reported........................................ $     2.77 $     2.56
       Pro forma.......................................... $     2.70 $     2.55

  For purposes of the pro forma disclosure, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                1997     1996
                                                               -------  -------
     Volatility...............................................    20.1%    22.9%
     Risk-free interest rate..................................     5.8%     6.3%
     Dividend yield...........................................     1.8%     1.6%
     Expected life of options................................. 3 years  3 years

  The weighted average grant date fair value of options granted during 1997 and 1996 was $9.32 and $9.35 per share, respectively, for shares granted under the 1987 Stock Incentive Plan. For shares granted under the 1991 Stock Option Plan for Non-Employee Directors, the weighted average grant date fair value of options granted during 1997 and 1996 was $8.29 and $8.83 per share, respectively. The weighted average grant date fair value of options granted during 1997 and 1996 for the shares granted under the Deferred Director Fee Option Plan was $4.02 and $4.40, respectively.

  Because the SFAS 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                       XTRA CORPORATION AND SUBSIDIARIES

  The following table summarizes the stock option transactions pursuant to the Company's stock incentive and stock option plans for the three-year period ended September 30, 1997:

                                      WEIGHTED AVERAGE
                               SHARES  EXERCISE PRICE
                               (000S)  PER SHARE ($)
                               ------ ----------------
   Options outstanding at
    September 30, 1994:         249        $29.74
     Granted.................   501         49.73
     Exercised...............   (78)        11.50
     Forfeited...............    (6)        45.86
                                ---
   Options outstanding at
    September 30, 1995:         666         46.71
     Granted.................    21         41.08
     Exercised...............   (36)        14.43
     Forfeited...............   (11)        47.96
                                ---
   Options outstanding at
    September 30, 1996:         640         48.27
     Granted.................   262         50.05
     Exercised...............   (30)        34.95
     Forfeited...............   (64)        50.04
                                ---
   Options outstanding at
    September 30, 1997: .....   808         49.21
                                ---
   Exercisable options at
    September 30, 1997: .....   547         50.78
   Shares available for grant
    at September 30, 1997: ..    85

  The following table summarizes information about stock options outstanding at September 30, 1997:

                                    OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                              -------------------------------- --------------------
                                           WEIGHTED
                                NUMBER      AVERAGE   WEIGHTED   NUMBER    WEIGHTED
                              OUTSTANDING  REMAINING  AVERAGE  EXERCISABLE AVERAGE
                              AT 9/30/97  CONTRACTUAL EXERCISE AT 9/30/97  EXERCISE
   RANGE OF EXERCISE PRICES     (000S)       LIFE      PRICE     (000S)     PRICE
   ------------------------   ----------- ----------- -------- ----------- --------
   $20.75 to 25.31.........         5      3.1 years   $22.45        4      $22.63
   $36.12 to 56.94.........       803      3.0 years    49.37      543       50.98
                                  ---      ---------   ------      ---      ------
     Total.................       808      3.0 years   $49.21      547      $50.78
                                  ===      =========   ======      ===      ======

(10) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

 Cash and Short-term Investments

  The carrying amount approximates fair value because of the short maturity of those instruments.

 Debt

  The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's floating rate debt is its carrying amount.

                       XTRA CORPORATION AND SUBSIDIARIES

  The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                                          CARRYING     FAIR
     FOR THE TWO YEARS ENDED SEPTEMBER 30, 1997            AMOUNT      VALUE
     ------------------------------------------         ------------ ----------
                                                        (MILLIONS OF DOLLARS)
     1997
     Cash and short-term investments...................   $        4 $        4
     Debt..............................................          892        917
     1996
     Cash and short-term investments...................   $        8 $        8
     Debt..............................................          892        877

(11) ALLOWANCE FOR DOUBTFUL ACCOUNTS

  The allowance for doubtful accounts as of September 30, 1997, 1996, and 1995 consists of the following:

     FOR THE YEAR ENDED SEPTEMBER 30,               1997      1996      1995
     --------------------------------              -------   -------   -------
                                                    (MILLIONS OF DOLLARS)
     Balance at beginning of year................. $    13   $    16   $    11
     Additions charged to operating expenses......       5         3         5
     Deductions(1)................................      (4)       (6)       (3)
     Other(2).....................................     --        --          3
                                                   -------   -------   -------
     Balance at end of year....................... $    14   $    13   $    16
                                                   =======   =======   =======

--------
(1) Amounts charged against reserves, net of recoveries.

(2) Includes the addition of reserves for accounts receivable related to acquisitions.

(12) SELECTED FINANCIAL DATA OF SIGNIFICANT SUBSIDIARIES

  The condensed consolidated data for XTRA, Inc., a wholly-owned subsidiary of XTRA Corporation, included in the consolidated financial information of the Company, is summarized below:

     FOR THE THREE YEARS ENDED SEPTEMBER 30,                 1997   1996   1995
     ---------------------------------------                ------ ------ ------
                                                                (MILLIONS OF
                                                                  DOLLARS)
     SELECTED INCOME STATEMENT DATA:
     -------------------------------
     Revenues.............................................. $  435 $  422 $  378
     Income before provision for income taxes..............     71     69     98
     Net income............................................     43     41     57
     SELECTED BALANCE SHEET DATA:
     ----------------------------
     Receivables, net...................................... $  108 $   94 $   91
     Net property and equipment............................  1,454  1,407  1,395
     Other assets..........................................     23     35     27
                                                            ------ ------ ------
       Total assets........................................ $1,585 $1,536 $1,513
                                                            ------ ------ ------
     Debt.................................................. $  892 $  892 $  898
     Deferred income taxes.................................    252    227    194
     Other liabilities.....................................     86     76     69
                                                            ------ ------ ------
       Total liabilities...................................  1,230  1,195  1,161
     Stockholders' equity..................................    355    341    352
                                                            ------ ------ ------
       Total liabilities and stockholders' equity.......... $1,585 $1,536 $1,513
                                                            ====== ====== ======

                       XTRA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                       JUNE 30,   SEPTEMBER 30,
                                                         1998        1997(1)
                                                      ----------- -------------
                                                      (UNAUDITED)
                       ASSETS
                       ------
Property and equipment...............................   $2,163       $2,112
Accumulated depreciation.............................     (732)        (658)
                                                        ------       ------
    Net property and equipment.......................    1,431        1,454
Lease contracts receivable...........................       44           43
Trade receivables, net...............................       60           65
Other assets.........................................       16           19
Cash.................................................        7            4
                                                        ------       ------
                                                        $1,558       $1,585
                                                        ======       ======
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Liabilities:
  Debt...............................................   $  818       $  892
  Deferred income taxes..............................      276          252
  Accounts payable and accrued expenses..............       72           81
                                                        ------       ------
    Total liabilities................................    1,166        1,225
                                                        ------       ------
Commitments and contingencies:
Stockholders' equity:
  Common stock, par value $.50 per share; authorized:
   30,000,000 shares; issued and outstanding;
   15,372,903 shares at June 30, 1998 and 15,276,600
   at September 30, 1997.............................        8            8
  Capital in excess of par value.....................       57           52
  Retained earnings..................................      335          304
  Cumulative translation adjustment..................       (8)          (4)
                                                        ------       ------
    Total stockholders' equity.......................      392          360
                                                        ------       ------
                                                        $1,558       $1,585
                                                        ======       ======

--------
(1) Derived from XTRA Corporation's audited September 30, 1997 financial statements.


  The accompanying notes are an integral part of these consolidated financial statements.

                       XTRA CORPORATION AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                           THREE
                                                          MONTHS    NINE MONTHS
                                                           ENDED       ENDED
                                                         JUNE 30,    JUNE 30,
                                                        ----------- -----------
                                                        1998  1997  1998  1997
                                                        ----- ----- ----- -----
Revenues............................................... $ 112 $ 105 $ 342 $ 318
Operating expenses
  Depreciation on rental equipment.....................    38    37   113   110
  Rental equipment operating expenses..................    29    27    83    80
  Selling and administrative expense...................    11    11    33    32
                                                        ----- ----- ----- -----
                                                           78    75   229   222
                                                        ----- ----- ----- -----
    Operating income...................................    34    30   113    96
Interest expense.......................................    14    16    44    47
                                                        ----- ----- ----- -----
    Pretax income......................................    20    14    69    49
Provision for income taxes.............................     8     5    28    20
                                                        ----- ----- ----- -----
Net income............................................. $  12 $   9 $  41 $  29
                                                        ===== ===== ===== =====
Basic earnings per common share........................ $0.80 $0.56 $2.69 $1.90
Basic common shares outstanding (in millions)..........  15.3  15.3  15.3  15.3
Diluted earnings per common share...................... $0.80 $0.56 $2.68 $1.90
Diluted common shares outstanding (in millions)........  15.4  15.3  15.4  15.3
Cash dividends declared per share...................... $0.22 $0.20 $0.64 $0.58


  The accompanying notes are an integral part of these consolidated financial statements.

                       XTRA CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                  NINE MONTHS
                                                                     ENDED
                                                                   JUNE 30,
                                                                  ------------
                                                                  1998   1997
                                                                  -----  -----
Cash flows from operations:
  Net income..................................................... $  41  $  29
Add non-cash income and expense items:
  Depreciation and amortization, net.............................   113    110
  Deferred income taxes..........................................    24     18
  Bad debt expense...............................................     4      4
Add other cash items:
  Net change in receivables, other assets, accounts payable and
   accrued expenses..............................................   (10)   (20)
  Cash receipts from lease contracts receivable..................    19     15
  Recovery of property and equipment net book value..............    20     25
                                                                  -----  -----
    Total cash provided from operations..........................   211    181
                                                                  -----  -----
Cash used for investment activities:
  Additions to property and equipment............................  (129)  (182)
                                                                  -----  -----
    Total cash used for investing activities.....................  (129)  (182)
                                                                  -----  -----
Cash flows from financing activities:
  Borrowings of long term debt...................................   --      72
  Payments of long-term debt.....................................   (74)   (51)
  Options exercised and related tax benefits.....................     5    --
  Repurchase of common stock, net................................   --     (12)
  Dividends paid.................................................   (10)    (9)
                                                                  -----  -----
    Total cash used for financing activities.....................   (79)   --
                                                                  -----  -----
Net increase decrease in cash....................................     3     (1)
Cash at beginning of period......................................     4      8
                                                                  -----  -----
Cash at end of period............................................ $   7  $   7
                                                                  =====  =====
Total interest paid.............................................. $  53  $  55
Total income taxes paid.......................................... $   3  $ --


  The accompanying notes are an integral part of these consolidated financial statements.

                       XTRA CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (MILLIONS OF DOLLARS)
                                  (UNAUDITED)

                                       COMMON
                                        STOCK   CAPITAL IN          CUMULATIVE
                                        $0.50   EXCESS OF  RETAINED TRANSLATION
                                      PAR VALUE PAR VALUE  EARNINGS ADJUSTMENT
                                      --------- ---------- -------- -----------
Balance at September 30, 1996.......     $ 8       $ 64      $273       $(3)
Net income..........................      --        --         43        --
Common stock cash dividends declared
 at $.78 per share..................      --        --        (12)       --
Options exercised and related tax
 benefits...........................      --          1       --         --
Common stock repurchased............      --        (13)      --         --
Translation adjustment..............      --        --        --         (1)
                                         ---       ----      ----       ---
Balance at September 30, 1997.......       8         52       304        (4)
Net income..........................      --        --         41        --
Common stock cash dividends declared
 at $.64 per share..................      --        --        (10)       --
Options exercised and related tax
 benefits...........................      --          5       --         --
Translation adjustment..............      --        --        --         (4)
                                         ---       ----      ----       ---
Balance at June 30, 1998............     $ 8       $ 57      $335       $(8)
                                         ===       ====      ====       ===


  The accompanying notes are an integral part of these consolidated financial statements.

                       XTRA CORPORATION AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1) The consolidated financial statements include the accounts of XTRA Corporation and its wholly-owned subsidiaries (the "Company"). All material intercompany accounts and transactions have been eliminated. Certain amounts in prior period financial statements have been reclassified to be consistent with the current period's presentation.

(2) The effective income tax rates used in the interim financial statements are estimates of the fiscal years' rates. The effective income tax rate for fiscal 1997 was 40%. For the nine months ended June 30, 1998, the Company recorded a provision for income taxes using an estimated effective income tax rate of 40%. The Company's effective income tax rate for fiscal 1997 and its estimated effective income tax rate for fiscal 1998 are higher than the statutory U.S. Federal income tax rate due primarily to state income taxes.

(3) The Company's long-term debt includes a current portion of $51 million at June 30, 1998 and $57 million at September 30, 1997.

(4) XTRA Corporation's assets consist substantially of the aggregate assets, liabilities, earnings and equity of XTRA, Inc., a wholly-owned direct subsidiary. In addition, XTRA Corporation generally guarantees the debt of XTRA, Inc.

  The condensed consolidated financial data for XTRA, Inc. included in the consolidated financial information of the Company is summarized below:


                                                          JUNE 30, SEPTEMBER 30,
                                                            1998       1997
                                                          -------- -------------
                                                          (MILLIONS OF DOLLARS)
   SELECTED BALANCE SHEET DATA:
   ----------------------------
   Net property and equipment............................  $1,431     $1,454
   Receivables, net......................................     104        108
   Other assets..........................................      23         23
                                                           ------     ------
     Total assets........................................  $1,558     $1,585
                                                           ======     ======
   Debt..................................................  $  818     $  892
   Deferred income taxes.................................     276        252
   Other liabilities.....................................      77         86
                                                           ------     ------
     Total liabilities...................................   1,171      1,230
                                                           ------     ------
   Stockholders' equity..................................     387        355
                                                           ------     ------
     Total liabilities and stockholders' equity..........  $1,558     $1,585
                                                           ======     ======
                                                           FOR THE THREE MONTHS
                                                              ENDED JUNE 30,
                                                          ----------------------
                                                            1998       1997
                                                          -------- -------------
                                                          (MILLIONS OF DOLLARS)
   SELECTED INCOME STATEMENT DATA:
   -------------------------------
   Revenues..............................................  $  112     $  105
   Pretax income.........................................      20         14
   Net income............................................      12          9
                                                           FOR THE NINE MONTHS
                                                              ENDED JUNE 30,
                                                          ----------------------
                                                            1998       1997
                                                          -------- -------------
   Revenues..............................................  $  342     $  318
   Pretax income.........................................      68         49
   Net income............................................      41         29

                       XTRA CORPORATION AND SUBSIDIARIES

(5) In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 supersedes Accounting Principles Board Opinion No. 15 (APB 15) and establishes new standards for the presentation of earnings per share. Under SFAS 128, "Basic Earnings Per Share" excludes dilution and is computed by dividing income available to common stockholders by weighted average shares outstanding. "Diluted Earnings Per Share" reflects the effect of all other dilutive outstanding common stock equivalents and is computed similarly to primary earnings per share according to APB 15.

  The following tables provide a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations, as required by SFAS 128:

                                                    THREE MONTHS   NINE MONTHS
                                                     ENDED JUNE    ENDED JUNE
                                                         30,           30,
                                                    ------------- -------------
                                                     1998   1997   1998   1997
                                                    ------ ------ ------ ------
                                                     (IN THOUSANDS, EXCEPT PER
                                                          SHARE AMOUNTS)
   Net income (in millions)(numerator)............  $   12 $    9 $   41 $   29
                                                    ====== ====== ====== ======
   Computation of Basic Shares Outstanding
   Weighted average number of basic common shares
    outstanding (denominator).....................  15,321 15,259 15,301 15,270
                                                    ====== ====== ====== ======
   Basic earnings per common share................  $ 0.80 $ 0.56 $ 2.69 $ 1.90
                                                    ====== ====== ====== ======
   Computation of Diluted Shares Outstanding
   Weighted average common shares outstanding.....  15,321 15,259 15,301 15,270
   Common stock equivalents for diluted common
    shares outstanding............................      65     18     71     15
                                                    ------ ------ ------ ------
   Weighted average number of diluted common
    shares outstanding (denominator)..............  15,386 15,277 15,372 15,285
                                                    ====== ====== ====== ======
   Diluted earnings per common share..............  $ 0.80 $ 0.56 $ 2.68 $ 1.90
                                                    ------ ------ ------ ------

(6) On June 19, 1998, XTRA Corporation (the "Company") entered into an Agreement and Plan of Merger and Recapitalization, dated as of June 18, 1998, which was amended and restated as of July 31, 1998 (the "Recapitalization Merger Agreement"), between the Company and Wheels MergerCo LLC, a newly organized Delaware limited liability company ("MergerCo") formed solely for the purpose of consummating the transactions contemplated by the Recapitalization Merger Agreement by (i) Apollo Management IV, L.P., on behalf of its managed funds ("Apollo"), and
    (ii) Atlas Capital Partners LLC ("Atlas"), an affiliate of Interpool, Inc. ("Interpool") (collectively, together with Apollo, the "Investors").

                                                                         ANNEX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER
                              AND RECAPITALIZATION

                                 BY AND BETWEEN

                              WHEELS MERGERCO LLC

                                      AND

                                XTRA CORPORATION

                           DATED AS OF JULY 31, 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                   ARTICLE 1

                                   The Merger

 Section 1.1  The Merger..................................................  A- 1
 Section 1.2  Closing.....................................................  A- 2
 Section 1.3  Effective Time..............................................  A- 2
 Section 1.4  Effect of the Merger........................................  A- 2
 Section 1.5  Name, Certificate of Incorporation, By-Laws.................  A- 2
 Section 1.6  Directors and Officers......................................  A- 2

                                   ARTICLE 2

   Effect of the Merger on the Capital Stock of the Constituent Corporations

 Section 2.1  Effect on Capital Stock.....................................  A- 2
 Section 2.2  Common Share Elections......................................  A- 3
 Section 2.3  Proration...................................................  A- 4
 Section 2.4  Options; Stock Plans........................................  A- 5
 Section 2.5  Payment for Common Shares...................................  A- 5
 Section 2.6  Stock Transfer Books........................................  A- 7
 Section 2.7  No Further Ownership Rights in Company Common Stock.........  A- 7
 Section 2.8  Lost, Stolen or Destroyed Certificates......................  A- 7
 Section 2.9  Taking of Necessary Action; Further Action..................  A- 7

                                   ARTICLE 3

                 Representations and Warranties of the Company

 Section 3.1  Organization and Qualification; Subsidiaries................  A- 7
 Section 3.2  Capitalization..............................................  A- 8
 Section 3.3  Authority Relative to this Agreement........................  A- 9
 Section 3.4  No Conflict, Required Filings and Consents..................  A- 9
 Section 3.5  Compliance..................................................  A-10
 Section 3.6  SEC Filings; Financial Statements...........................  A-10
 Section 3.7  Absence of Certain Changes or Events........................  A-11
 Section 3.8  No Undisclosed Liabilities..................................  A-11
 Section 3.9  Absence of Litigation.......................................  A-11
 Section 3.10 Filings; Form S-4; Proxy Statement..........................  A-11
 Section 3.11 Opinion of Financial Advisor................................  A-12
 Section 3.12 Tax Matters.................................................  A-12
 Section 3.13 Takeover Statutes Not Applicable............................  A-12
 Section 3.14 Properties..................................................  A-12
 Section 3.15 Intellectual Property.......................................  A-13
 Section 3.16 Labor Matters...............................................  A-14
 Section 3.17 Year 2000 Compliance........................................  A-14
 Section 3.18 Material Contracts..........................................  A-14
 Section 3.19 Employee Benefits; ERISA....................................  A-15
 Section 3.20 Environmental Laws..........................................  A-16
 Section 3.21 Title to Personal Properties; Condition of Assets...........  A-17
 Section 3.22 Insurance...................................................  A-17
 Section 3.23 Required Company Vote.......................................  A-18
 Section 3.24 Board Recommendations.......................................  A-18
 Section 3.25 Brokers.....................................................  A-18

                                                                          PAGE
                                                                          ----
                                   ARTICLE 4

                   Representations and Warranties of MergerCo

 Section 4.1  Organization and Qualification............................  A-18
 Section 4.2  Financing.................................................  A-18
 Section 4.3  Authority Relative to this Agreement......................  A-18
 Section 4.4  No Conflict, Required Filings and Consents................  A-19
 Section 4.5  Filings; Form S-4; Proxy Statement........................  A-19
 Section 4.6  Brokers and Finders.......................................  A-19

                                   ARTICLE 5

                     Conduct of Business Pending the Merger

 Section 5.1  Conduct of Business by the Company Pending the Merger.....  A-20
 Section 5.2  No Solicitation, etc......................................  A-21

                                   ARTICLE 6

                             Additional Agreements

 Section 6.1  HSR Act...................................................  A-22
 Section 6.2  Stockholders' Meetings; Form S-4 and Proxy Statement......  A-22
 Section 6.3  Access to Information; Confidentiality....................  A-23
 Section 6.4  Indemnification and Insurance.............................  A-23
 Section 6.5  Notification of Certain Matters...........................  A-24
 Section 6.6  Further Action............................................  A-24
 Section 6.7  Disposition of Litigation.................................  A-25
 Section 6.8  Affiliates................................................  A-25
 Section 6.9  Stop Transfer Order.......................................  A-26
 Section 6.10 Public Announcements......................................  A-26
 Section 6.11 Retention Bonus Plan......................................  A-26
 Section 6.12 Company Information.......................................  A-26
 Section 6.13 Registration Rights Agreement.............................  A-26
 Section 6.14 Management Agreement......................................  A-26
 Section 6.15 Employee Plans............................................  A-26

                                   ARTICLE 7

                            Conditions to the Merger

 Section 7.1  Conditions to Obligation of each Party to Effect the
               Merger...................................................  A-27
 Section 7.2  Additional Conditions to Obligations of MergerCo..........  A-27
 Section 7.3  Additional Conditions to Obligations of the Company.......  A-28

                                   ARTICLE 8

                                  Termination

 Section 8.1  Termination...............................................  A-29
 Section 8.2  Effect of Termination.....................................  A-30
 Section 8.3  Fees and Expenses.........................................  A-30

                                                                                     PAGE
                                                                                     ----
                                             ARTICLE 9

                                        General Provisions

 Section 9.1    Nonsurvival of Representations, Warranties and Agreements..........   A-31
 Section 9.2    Notices............................................................   A-31
 Section 9.3    Certain Definitions................................................   A-32
 Section 9.4    Waiver and Amendment...............................................   A-33
 Section 9.5    Headings...........................................................   A-33
 Section 9.6    Severability.......................................................   A-33
 Section 9.7    Entire Agreement...................................................   A-33
 Section 9.8    Parties in Interest................................................   A-33
 Section 9.9    Failure or Indulgence Not Waiver, Remedies Cumulative..............   A-33
 Section 9.10   Governing Law......................................................   A-33
 Section 9.11   Counterparts.......................................................   A-33
 Section 9.12   Specific Performance...............................................   A-34

                             AMENDED AND RESTATED
                         AGREEMENT AND PLAN OF MERGER
                             AND RECAPITALIZATION

  AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER AND RECAPITALIZATION, dated as of July 31, 1998 (this "Agreement"), by and between WHEELS MERGERCO LLC, a Delaware limited liability company ("MergerCo"), and XTRA CORPORATION, a Delaware corporation (the "Company").

  WHEREAS, as of June 18, 1998, MergerCo and the Company entered into an Agreement and Plan of Merger and Recapitalization, and MergerCo and the Company desire to amend and restate in its entirety such Agreement and Plan of Merger and Recapitalization.

  WHEREAS, the Managers of MergerCo and the Board of Directors of the Company have approved the merger of MergerCo with and into the Company as set forth below (the "Merger"), in accordance with the Delaware Limited Liability Company Act (the "DLLCA") and the General Corporation Law of the State of Delaware (the "DGCL") and upon the terms and subject to the conditions set forth in this Agreement, pursuant to which the holders of shares of common stock, par value $.50 per share (the "Common Shares" or the "Shares") of the Company which are issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3) will be entitled, subject to the terms hereof and other than as set forth herein, the right either (i) to retain a portion of their Common Shares or (ii) to receive cash in accordance with this Agreement;

  WHEREAS, the Merger and this Agreement require the vote of a majority of the issued and outstanding shares of the Common Shares for the approval thereof (the "Company Stockholder Approval");

  WHEREAS, the Board of Directors of the Company has, subject to the terms and conditions set forth herein, (i) unanimously determined that (A) the consideration to be paid for each Share in the Merger is fair to the stockholders of the Company, and (B) the Merger is otherwise in the best interests of the Company and its stockholders, and (ii) resolved to approve and adopt this Agreement and the transactions contemplated hereby and to recommend approval and adoption of this Agreement by the stockholders of the Company;

  WHEREAS, as a condition to MergerCo's willingness to enter into this Agreement and consummate the transactions contemplated hereby, MergerCo has required that the certain stockholders (as specified in the Voting Agreements (as defined below) (the "Stockholders")) agree, among other things, to vote all Common Shares beneficially owned by the Stockholders in accordance with each of the Voting Agreements, each dated as of even date herewith (the "Voting Agreements"), and comply with the other provisions of the Voting Agreements;

  WHEREAS, certain terms used herein are defined in Section 9.3;

  WHEREAS, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger; and

  WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes.

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, MergerCo and the Company hereby agree as follows:

                                   ARTICLE 1

                                  The Merger

  Section 1.1 The Merger. At the Effective Time (as defined in Section 1.3), and subject to and upon the terms and conditions of this Agreement and the provisions of the DLLCA and the DGCL, MergerCo shall be merged with and into the Company, the separate corporate existence of MergerCo shall cease, and the Company shall continue its corporate existence under the laws of the State of Delaware as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

  Section 1.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 8.1, the consummation of the Merger will take place on the third business day after satisfaction or waiver of the conditions set forth in
Article 7, at 10:00 a.m., at the offices of Ropes & Gray, One International Place, Boston, Massachusetts, unless another date, time or place is agreed to by the parties hereto.

  Section 1.3 Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article 7, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger as contemplated by the DLLCA and the DGCL (the "Certificate of Merger"), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DLLCA and the DGCL (the time of such filing or such later time as is specified in the Certificate of Merger being the "Effective Time").

  Section 1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DLLCA and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and MergerCo shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and MergerCo shall become the debts, liabilities and duties of the Surviving Corporation.

  Section 1.5 Name, Certificate of Incorporation, By-Laws.

  (1) Name. The name of the Surviving Corporation shall be XTRA Corporation.

  (2) Certificate of Incorporation. At the Effective Time and without any further action on the part of the Company or MergerCo or their respective stockholders, or Members, as the case may be, the Restated Certificate of Incorporation, as amended, of the Company (the "Certificate of Incorporation"), as in effect immediately prior to the Effective Time, shall be amended and restated so as to read in its entirety in the form set forth as Exhibit A hereto and, as so amended, until thereafter further amended as provided therein and under the DGCL, shall be the certificate of incorporation of the Company following the Merger.

  (3) By-Laws. At the Effective Time and without any further action on the part of the Company or MergerCo or their respective stockholders or members, as the case may be, the By-laws of the Company as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms and the Certificate of Incorporation of the Company following the Merger and as provided under the DGCL.

  Section 1.6 Directors and Officers. The Managers of MergerCo immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of MergerCo immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

                                   ARTICLE 2

   Effect of the Merger on the Capital Stock of the Constituent Corporations

  Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the MergerCo, the Company or the holders of any of the following securities:

    (1) Interests in MergerCo. All of the interests in MergerCo issued and outstanding immediately prior to the Effective Time shall be converted into a number of Common Shares following the Merger equal to 4,500,000 Common Shares (or such lesser number as may be determined by MergerCo prior to the mailing of the Proxy Statement (as hereinafter defined), with each member receiving a number of Common Shares which equals the percentage of all such shares corresponding to its percentage of all interests of MergerCo issued and outstanding immediately prior to the Effective Time.

    (2) Cancellation. Each Share held in the treasury of the Company and each Share owned by any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

    (3) Retention of and Payment for Common Shares. Except as otherwise provided herein and subject to Sections 2.2 and 2.3, each Common Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be treated as follows:

      (i) for each Common Share with respect to which an election to retain such Common Shares has been effectively made and not revoked in accordance with Section 2.2 (the "Potential Election Shares") and which is to be retained in accordance with Section 2.3(2)(ii) or Section 2.3(3), the right to retain such fully paid and nonassessable Common Share (an "Election Share");

      (ii) for each Common Share which was not a Potential Election Share, but which is to be retained in accordance with Section 2.3(3)(ii), the right to retain such fully paid and non-assessable Common Share (a "Non-Election Share" and, together with the Election Shares, the "Retained Shares"); and

      (iii) for each Common Share (other than Dissenting Shares (as defined in Section 2.5(10) and Retained Shares) the right to receive in cash from the Company following the Merger an amount equal to $65 (the "Cash Price" and, with the Retained Shares, the "Merger Consideration") and each such Common Share shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate representing any such Common Shares shall, to the extent such Certificate represents such Shares, cease to have any rights with respect thereto, except the right to receive the Cash Price applicable thereto, upon surrender of such Certificate in accordance with Section 2.5.

  Section 2.2 Common Share Elections. Each person who, on or prior to the Election Date (as defined in Section 2.2(b) below), is a record holder of Common Shares will be entitled to make an unconditional election on or prior to such Election Date to express a desire to retain such shares, on the basis hereinafter set forth and subject to Section 2.3 hereof.

    (1) Subject to any required clearance by the Securities and Exchange Commission (the "SEC"), the Company shall prepare and mail a form of election (the "Form of Election"), which form shall be subject to the reasonable approval of MergerCo, with the Proxy Statement to the record holders of Common Shares as of the record date for the Special Meeting (as hereinafter defined), which Form of Election shall be used by each record holder of Common Shares who elects to express a desire to retain Common Shares held by such holder. The Company will use its best efforts to make the Form of Elections available to all persons who become holders of Common Shares during the period between such record date and the Election Date, with a copy of the Proxy Statement. Any such holder's election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time on the second business day prior to the date of the Special Meeting (the "Election Date"), a Form of Election properly completed and signed and accompanied by Certificates for the Common Shares to which such Form of Election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificates asset forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within three NYSE trading days after the date of execution of such guarantee of delivery).

    (2) Any Form of Election may be revoked by the holder submitting it to the Exchange Agent only by written notice received by the Exchange Agent
  (i) prior to 5:00 p.m., New York City time on the Election

  Date or (ii) after the Election Date, if (and to the extent that) the Exchange Agent is legally required to permit revocations and the Effective Time shall not have occurred prior to such date. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by MergerCo and the Company that the Merger has been abandoned. If a Form of Election is revoked, the Certificate or Certificates (or guaranties of delivery, as appropriate) for the Common Shares to which such Form of Election relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

    (3) The determination of the Exchange Agent shall be binding with respect to whether or not elections have been properly made or revoked pursuant to this Section 2.2 and when elections and revocations were received by it. If the Exchange Agent determines that any election to retain Common Shares was not properly made, such shares shall be treated by the Exchange Agent as shares for which no election was received, and such shares shall be retained or converted in accordance with Section 2.1 and 2.3. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 2.3, and any such computation shall be conclusive and binding on the holders of Common Shares. The Exchange Agent may, with the mutual agreement of MergerCo and the Company, make such rules as are consistent with this Section 2.2 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

  Section 2.3 Proration.

  (1) Notwithstanding anything in this Agreement to the contrary, the "Retained Share Number" shall equal 500,000 Common Shares (or such lesser number as is determined by MergerCo prior to the mailing of the Proxy Statement).

  (2) If the number of Potential Election Shares is greater than the Retained Share Number, then each Potential Election Share shall be retained as an Election Share in accordance with the terms of Section 2.1(3)(i) or receive cash in accordance with the terms of Section 2.1(3)(iii) in the following manner:

    (i) A proration factor (the "Non-Cash Proration Factor") shall be determined by dividing the Retained Share Number by the total number of Potential Election Shares.

    (ii) The number of Potential Election Shares covered by each election to be retained as Election Shares shall be determined by multiplying the Non-Cash Proration Factor by the total number of Potential Election Shares covered by such election, rounded down to the nearest whole number.

    (iii) All Potential Election Shares, other than those shares which are retained in accordance with Section 2.3(2)(ii), shall be converted into cash in accordance with the terms of Section 2.1(3)(iii).

  (3) If the number of Potential Election Shares is less than or equal to the Retained Share Number, then each Potential Election Share shall be retained as an Election Share in accordance with the terms of Section 2.1(3)(i) and each Common Share other than a Potential Election Share or a Dissenting Share (a "Potential Cash Share") shall be retained as a Non-Election Share in accordance with Section 2.1(3)(ii) or converted into cash in accordance with the terms of Section 2.1(3)(iii) in the following manner:

    (i) A proration factor (the "Cash Proration Factor") shall be determined by dividing (x) the difference between the Retained Share Number and the number of Potential Election Shares, by (y) the number of Potential Cash Shares.

    (ii) The number of Potential Cash Shares held by each stockholder to be retained as Non-Election Shares in accordance with Section 2.1(3)(ii) shall be determined by multiplying the Cash Proration Factor by the total number of Potential Cash Shares held by such stockholder, rounded down to the nearest whole number.

    (iii) All Potential Cash Shares, other than those shares retained as Non-Election Shares, shall be converted to cash in accordance with Section 2.1(3)(iii).

  Section 2.4 Options; Stock Plans. (1) Except as may be agreed to by the Company, with the consent of MergerCo, and employees identified by MergerCo prior to the Effective Time, options to acquire Shares ("Stock Options") which are outstanding as of the date of this Agreement and which were granted to employees, former employees or directors under the Company's 1987 Stock Incentive Plan, 1997 Stock Incentive Plan, 1991 Stock Option Plan for Non-Employee Directors and Deferred Director Fee Option Plan (which are the only stock option plans, programs or similar arrangements of the Company or any of its Subsidiaries) (the "Option Plans") shall be canceled by the Company and terminated, and each holder of a Stock Option who executes an agreement acknowledging the cancellation of such Stock Option, whether or not then exercisable, shall be entitled to receive as soon as practicable after the Effective Time from the Company in consideration for such cancellation an amount in cash (less applicable withholding taxes, but without interest) equal to the product of (i) the number of Shares previously subject to such Stock Option, multiplied by (ii) the positive excess, if any, of the Cash Price over the exercise price per share of the Shares previously subject to such Stock Option. The Company agrees that prior to the Effective Time it shall take all steps necessary or appropriate under the Option Plans to effect the foregoing as of the Effective Time. The Company shall take all necessary actions required to properly withhold and remit to the proper taxing authorities all income, employment and other taxes required by applicable law to be withheld from the payment of such cash amounts.

  (2) The Company agrees that it will take all necessary action prior to the Effective Time to terminate the Company's Employee Stock Purchase Plan as of the Effective Time.

  Section 2.5 Payment for Common Shares.

  (1) From and after the Effective Time, such bank or trust company as shall be mutually acceptable to MergerCo and the Company shall act as exchange agent (the "Exchange Agent"). Following the Effective Time, MergerCo shall cause to be made available to the Exchange Agent, as and when required, an amount (the "Exchange Fund") equal to the aggregate Merger Consideration to which holders of Common Shares shall be entitled at the Effective Time pursuant to Section 2.1(3).

  (2) Promptly after the Effective Time, MergerCo shall cause the Exchange Agent to mail to each record holder of certificates (the "Certificates") that immediately prior to the Effective Time represented Common Shares a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof.

  (3) In effecting the payment of the Cash Price in respect of Common Shares represented by Certificates entitled to payment of the Cash Price pursuant to
Section 2.1(3)(iv) (the "Cashed Shares"), upon the surrender of each such Certificate, the Exchange Agent shall pay the holder of such Certificate the Cash Price multiplied by the number of Cashed Shares, in consideration therefor. Upon such payment (and the exchange, if any, of Certificates formerly representing Common Shares for certificates representing Retained Shares) such Certificate shall forthwith be cancelled.

  (4) In effecting the exchange of Retained Shares in respect of Common Shares represented by Certificates which, at the Effective Time, shall become Retained Shares, upon surrender of each such Certificate, the Exchange Agent shall deliver to the holder of such Certificate a certificate representing that number of whole Retained Shares which such holder has the right to receive pursuant to the provisions of Section 2.1(3), and cash in lieu of fractional Retained Shares. Upon such exchange (and any payment of the Cash Price for Cashed Shares), such Certificate so surrendered shall forthwith be cancelled.

  (5) Until surrendered in accordance with paragraphs (3) or (4) above, each such Certificate (other than Certificates representing Common shares held by MergerCo or any of its affiliates, in the treasury of the Company or by any wholly owned subsidiary of the Company or Dissenting Shares) shall represent solely the right to receive the aggregate Merger Consideration relating thereto. No interest or dividends shall be paid or accrued on the Merger Consideration. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate formerly representing Common Shares surrendered therefor is registered, it shall be a condition to such right to receive such Merger Consideration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Common Shares shall pay to the Exchange Agent any transfer or other rates required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

  (6) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Common Shares represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.5(7) until the surrender of such Certificates in accordance with this
Section 2.5. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole Common Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of any cash payable in lieu of a fractional Common Share to which such holder is entitled pursuant to
Section 2.5(7).

  (7) No Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of Common Shares retained pursuant to the Merger who would otherwise have been entitled to retain a fraction of a Retained Share (after taking into account all Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by the Cash Price.

  (8) Termination of Escrow Fund. Promptly following the date which is 180 days after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing a Common Share may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest or dividends thereon.

  (9) No Liability. None of MergerCo, the Company or Exchange Agent shall be liable to any person in respect of any Retained Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund or the Common Shares Trust delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Retained Shares, any cash in lieu of fractional Retained Shares or any dividends or distributions with respect to Common Shares in respect of such Certificate would otherwise escheat to or become property of any Governmental Entity) any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (10) Dissenter's Rights. Notwithstanding 2.1(3), Common Shares that have not been voted for adoption of the Merger and the Merger Agreement and with respect to which appraisal shall have been properly demanded in accordance with the DGCL ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such Common Shares withdraws his or her demand for such appraisal (in accordance with the DGCL) or becomes ineligible for such appraisal. If a holder of Dissenting Shares shall withdraw (in accordance with the DGCL) his or her demand for such appraisal or shall become ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration without interest. The Company shall give MergerCo (i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal of Common Shares and any other instruments relating to the DGCL received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal. The

Company will not voluntarily make any payment with respect to demands for appraisal and will not, except with the prior written consent of MergerCo, settle or offer to settle any such demands.

  (11) Withholding Rights. The Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Common Shares, such amounts as the Exchange Agent or Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Exchange Agent or the Surviving Corporation.

  Section 2.6 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed with respect to the Common Shares and no transfer of Common Shares shall thereafter be made.

  Section 2.7 No Further Ownership Rights in Company Common Stock. The Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 2.

  Section 2.8 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the MergerCo or Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration as may be required pursuant to this Article 2; provided, however, that MergerCo may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against MergerCo or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

  Section 2.9 Taking of Necessary Action; Further Action. Each of MergerCo and the Company will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and MergerCo, the officers and directors of the Company and MergerCo immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

                                   ARTICLE 3

                 Representations and Warranties of the Company

  The Company hereby represents and warrants to MergerCo that, except as set forth in the SEC Reports (as hereafter defined) or in the section of the written disclosure schedule delivered on or prior to the date hereof by the Company to MergerCo relating to the correlative section of this Article 3 (the "Company Disclosure Schedule"):

  Section 3.1 Organization and Qualification; Subsidiaries. The Company and each of its Subsidiaries (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has full corporate power and authority, directly or indirectly, to own its properties and assets and to carry on its business as it is now being conducted. The Company and each of its

Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed will not have a Material Adverse Effect (as defined in Section 9.3). A true and complete list of all of the Company's Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary, the authorized capitalization of each Subsidiary, and the name of each holder of, and the number of shares of each Subsidiary's outstanding capital stock owned thereby, is set forth in Section 3.1 of the Company Disclosure Schedule. "Significant Subsidiary" means a Subsidiary of the Company which is a "significant subsidiary" (as such term is defined in Rule 1-02 of Regulation S-X of the SEC) of the Company. Except for the ownership interests set forth in Section 3.1 of the Company Disclosure Schedule, neither the Company nor any Subsidiary owns, directly or indirectly, any capital stock or other ownership interest in any other person. The Company has heretofore furnished to MergerCo complete and correct copies of the Certificate of Incorporation and the By-laws of the Company and XTRA, Inc., a Maine corporation which is wholly owned by the Company. Such certificates of incorporation and by-laws are in full force and effect and no other organizational documents are applicable to or binding upon the Company or XTRA, Inc. The Company and its Significant Subsidiaries are not in violation of any of the provisions of their respective certificates of incorporation, by-laws or equivalent organizational or governing documents.

  Section 3.2 Capitalization. The authorized capital stock of the Company consists of (i) 30,000,000 Common Shares and, (ii) 3,000,000 shares of Preferred Stock. As of the date hereof, 15,327,905 Common Shares and no shares of Preferred Stock are issued and outstanding and 837,949 Common Shares are reserved for issuance upon exercise of outstanding stock options. All the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and nonassessable, and are not subject to, nor were they issued in violation of, any preemptive (or similar) rights. Except as set forth above, there are no shares of capital stock or other equity interests of the Company authorized, issued or outstanding, and there are no outstanding options, warrants, rights, calls, subscriptions, convertible or other securities or other agreements, commitments of any character relating to the issued or unissued capital stock or other securities of the Company or any Subsidiary obligating the Company or any Subsidiary to issue, transfer or sell any Shares or other securities and there are no securities exchangeable for or convertible into capital stock or other equity or voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking, and there are not outstanding any equity equivalents, interests in the ownership or earnings of the Company or any of its Subsidiaries or other similar rights. As of the date hereof, the only outstanding indebtedness for borrowed money of the Company and its Subsidiaries is set forth in Section 3.2 of the Company Disclosure Schedule (exclusive of the purchase price of property due within 90 days of date of purchase). There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of the Company or any Subsidiary.
Section 3.2 of the Disclosure Schedule contains a table which sets forth, with respect to each class of outstanding options (i) the number of Common Shares subject to options which are included in such class, (ii) the names of the officers and directors of the Company and any other Person to whom options have been granted, (iii) the number of options granted to such officers and directors and any other Person which are presently exercisable or which will become exercisable at some future date and, in each case, the exercise price of each option. All Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. There are no agreements or arrangements pursuant to which the Company is or could be required to register Common Shares or other securities under the Securities Act or other agreements or arrangements with or among any securityholders of the Company with respect to securities of the Company. There are no outstanding bonds, debentures, notes or other indebtedness or other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Common Shares or the capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution, guaranty or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of the capital stock of each Significant Subsidiary (other than any directors' qualifying shares) are validly issued, fully paid and nonassessable and owned by the Company or by a wholly-owned Subsidiary of the Company, free and clear of all liens, claims, pledges, mortgages, charges, security interests and encumbrances of any nature whatsoever ("Liens") and there are no voting trusts, voting agreements or similar understandings applicable with respect to such shares.

  Section 3.3 Authority Relative to this Agreement. The Company has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby. The execution, delivery and the performance of this Agreement and the consummation of the transactions contemplated hereby by the Company, have been duly authorized by all necessary corporate action on the part of the Company, subject only to approval of the Merger, if necessary, by the stockholders of the Company as provided in Section 6.2 and the filing and recording of appropriate merger documents as required by the DGCL. This Agreement and the Merger have been approved by the Board of Directors of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization and due and valid execution and delivery by MergerCo, is a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (ii) general principles of equity regardless of whether applied in a proceeding in equity or at law. The Board of Directors of the Company has approved this Agreement and the Voting Agreement (including the option contemplated thereby) and the transactions contemplated hereby and thereby (including the Merger) so as to render inapplicable hereto and thereto the limitation on business combinations contained in Section 203 of the DGCL (or any similar provision). No provision of the Certificate of Incorporation, By-laws or other equivalent organizational or governing instruments of the Company or any of its Subsidiaries would, directly or indirectly, restrict or impair the ability of MergerCo or its affiliates to vote, or otherwise to exercise the rights of a stockholder with respect to, securities of the Company and its Subsidiaries that may be acquired or controlled by MergerCo or its affiliates or permit any stockholder to acquire securities of the Company on a basis not available to MergerCo in the event that MergerCo were to acquire securities of the Company, and neither the Company nor any of its Subsidiaries has any rights plan, preferred stock or similar arrangement which have any of the aforementioned consequences.

  Section 3.4 No Conflict, Required Filings and Consent.

  (1) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of the Company or the equivalent organizational or governing documents of any Significant Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) of subsection (2) below have been obtained and all filings described in such clauses have been made, conflict with or violate any federal, foreign, state or provincial law, ordinance, rule, regulation, order, judgment, arbitral award or decree (collectively, "Laws") applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default under), or impair the Company's or any of its Subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any note, bond, loan, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets is bound or affected, except in any such case (A) with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that do not individually or in the aggregate, have a Material Adverse Effect or prevent, hinder or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement and (B) with respect to clause
(iii), as set forth in Section 3.4 of the Company Disclosure Schedule.

  (2) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, foreign, state or provincial governmental or regulatory authority (a "Governmental Entity") except for (A) (i) the filing with the Securities and Exchange Commission (the "SEC") of (x) a proxy statement relating to the Company Stockholder Approval (such proxy statement as amended or supplemented from time to time, the "Proxy Statement"), (y) the registration statement on Form S-4 to be filed by the Company in connection with the retention of Common Stock of the Company in the Merger (the "Form S-4"), and (z) such reports under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) the pre-merger notification requirements of the Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), foreign anti-trust or other similar laws (and the applicable rules and regulations under any of the foregoing), (iii) the filing and recordation of appropriate merger or other documents as required by the DGCL, and by relevant authorities of other states in which the Company is qualified to do business; and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as may be required under the state securities laws ("Blue Sky Laws") and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent or delay the Company from performing its obligations under this Agreement, or would not otherwise have a Material Adverse Effect.

  Section 3.5 Compliance. Neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of (i) any Law applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, loan, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets is bound or affected, except for any such conflicts, defaults or violations which do not have a Material Adverse Effect.

  Section 3.6 SEC Filings; Financial Statements.

  (1) The Company and each of its Subsidiaries has filed with the SEC, to the extent required to be filed, (i) its Annual Reports on Form 10-K for the fiscal years ended September 30, 1997, 1996 and 1995, (ii) its Quarterly Reports on Form 10-Q for each quarter subsequent to September 30, 1997, (iii) Form 8-K reports since September 30, 1997, (iv) proxy statements relating to all meetings of its stockholders (whether annual or relating to all meetings of its stockholders (whether annual or special) during 1996, 1997 and 1998 and
(v) all other forms, statements, documents, reports or registration statements required to be filed by the Company or any of its Subsidiaries since September 30, 1995 (collectively, the "SEC Reports"). The SEC Reports (i) complied in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, and the rules and regulations thereunder, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  (2) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the SEC Reports complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows and stockholder equity for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

  Section 3.7 Absence of Certain Changes or Events. Except as set forth in the SEC Reports filed and made publicly available, since March 31, 1998, the Company and its Subsidiaries has conducted their business in the ordinary course consistent with past practice and there has not occurred (a) any Material Adverse Effect; (b) any amendments or changes in the Certificate of Incorporation or By-laws of the Company; (c) any damage to, destruction or loss of any asset of the Company (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect; (d) any material change by the Company in its accounting methods, principles or practices; (e) any material revaluation by the Company of any of its assets, including, without limitation, writing down the value of property or equipment or writing off notes or accounts receivable other than in the ordinary course of business or (f) except as otherwise reflected in the Company Disclosure Schedule, any action which, if it is taken after the date hereof, would have required the consent of MergerCo under Schedules 5.1(1), 5.1(2)(ii) (excluding normal quarterly dividends), 5.1(iii)-(iv), 5.1(3), 5.1(5) (except for leases of real property), 5.1(7), 5.1(8), 5.1(9), 5.1(10) or 5.1(12).

  Section 3.8 No Undisclosed Liabilities. Except as disclosed in the Annual Report on Form 10-K for the fiscal year ended September 30, 1997, or in subsequent SEC Filings filed and publicly available prior to the date hereof, the Company and its Subsidiaries have no liabilities or obligations, accrued, absolute, contingent or otherwise, other than those which have been incurred since March 31, 1998 in the ordinary course of business consistent with past practice and those which, individually or in the aggregate, do not have a Material Adverse Effect.

  Section 3.9 Absence of Litigation. Except as disclosed in the SEC Reports, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any properties or rights of the Company or any of its Subsidiaries, before any court or governmental or other regulatory or administrative agency or commission that, individually or in the aggregate, do not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree, determination or award having, or which is reasonably expected to have, in the foreseeable future a Material Adverse Effect. As of the date hereof, no officer or director of the Company is a defendant in any litigation commenced by stockholders of the Company with respect to the performance of his or her duties as an officer and/or director of the Company under any federal, state, local or foreign law (including litigation under federal and state securities laws).

  Section 3.10 Filings; Form S-4; Proxy Statement. None of the information provided by the Company in any document to be filed with any Governmental Entity in connection with the Merger and the transactions contemplated hereby or supplied by the Company for inclusion in (i) the registration statement on Form S-4 to be filed with the SEC by the Company in connection with the retention of Common Shares following the Merger (such Form S-4, as amended or supplemented, is herein referred to as the "Form S-4") will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (as defined in Section 6.1) (such proxy statement, as amended or supplemented, is herein referred to as the "Proxy Statement") will, at the date it is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to information supplied by MergerCo or any of its representatives which is contained in or incorporated by reference in any of the foregoing documents specifically for inclusion in the Proxy Statement. The Form S-4 will, as of its effective date, and the prospectus contained therein will, as of its date, comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

  Section 3.11 Opinion of Financial Advisor. The Company has been advised by its financial advisor, Goldman, Sachs & Co., that in its opinion, as of the date hereof, the Merger Consideration to be received in the Merger by the Company's stockholders (other than consideration paid with respect to dissenting shares) is fair to the holders of Shares from a financial point of view.

  Section 3.12 Tax Matters.

  (1) As used in this Agreement, (i) "Company Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the Internal Revenue Service or any taxing authority (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof) on the Company or any of its Subsidiaries, whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments, and (ii) "Tax Return" shall mean any report, return, document, declaration or other information required to be filed with any taxing authority or jurisdiction with respect to Company Taxes.

  (2) Except as would not have a Material Adverse Effect:

    Each of the Company and its Subsidiaries has timely filed or has had timely filed on its behalf all Tax Returns that it was required to file on or before the date hereof, and such Tax Returns are true, correct and complete. Each of the Company and its Subsidiaries has timely paid all Company Taxes required to be paid before the date hereof. There are no Liens for Company Taxes on any of the properties of the Company or any of its Subsidiaries other than Liens for Taxes not yet due.

  (3) Except as would not have a Material Adverse Effect or as set forth in
Section 3.12 of the Company Disclosure Schedule:

    No audit or other proceeding with respect to Company Taxes has been commenced by any taxing authority, and neither the Company nor any of its Subsidiaries has received any written notice of any audit, claim, deficiency or assessment pending or proposed with respect to Company Taxes. All deficiencies relating to Company Taxes asserted in writing and any assessments made as a result of any examinations of Tax Returns of the Company or any of its Subsidiaries by the IRS or the appropriate state, local or foreign taxing authority have been paid in full or are being contested in good faith. Neither the Company nor any of its Subsidiaries is party to any written agreements or waivers extending the statutory period of limitations applicable to any Company Taxes. There is no contract or agreement, plan or arrangement by the Company or any of its Subsidiaries covering any person that could give rise to the payment of any amount that would not be deductible by the Company or its Subsidiaries by reason of
  Section 162(m) or Section 280G of the Code or otherwise, as now in effect or as in effect as of the Effective Time. Schedule 3.12 of the Company Disclosure Schedule lists the currently outstanding power of attorneys granted by or with respect to the Company and its Subsidiaries relating to federal and state Company Taxes.

  Section 3.13 Takeover Statutes Not Applicable. No "fair price," "moratorium," "control share MergerCo," "interested stockholder" or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States (each a "Takeover Statute") applicable to the Company or any of its Subsidiaries is applicable to the execution, delivery and performance of this Agreement or the Voting Agreements or the consummation of the Merger or the other transactions contemplated by this Agreement or the Voting Agreements.

  Section 3.14 Properties. (1) The Company or one of its Subsidiaries has (i) good and marketable fee title to the real property owned in fee by the Company or any of its Subsidiaries (collectively, the "Owned Properties") and (ii) good and valid leasehold title or other occupancy right to the real property leased, subleased or licensed by the Company or any of its Subsidiaries (collectively, the "Leased Properties") (the Owned

Properties and Leased Properties being sometimes referred to herein collectively as the "Company Properties"), in each case free and clear of all options to purchase or lease (in the case of the Owned Properties), leases, subleases, rights of first offer, conditions of limitation, easements, Liens, covenants, rights-of-way and other restrictions (collectively, "Title Matters"), except for such Liens and Title Matters, which individually or in the aggregate, do not have a Material Adverse Effect or which do not materially and adversely affect the current use or value of any Company Properties significant to the Company and its Subsidiaries taken as a whole.

  (2) Each agreement under which real property is leased, subleased or licensed to the Company or one of its Subsidiaries (collectively, the "Company Leases") is in full force and effect in accordance with its respective terms and the Company or one of its Subsidiaries is the holder of the lessee's or tenant's interest thereunder and there exists no default under any of the Company Leases by the Company or any of its Subsidiaries and no circumstance exists which, with the giving of notice, the passage of time or both could result in such a default, except for such matters or other circumstances which, individually or in the aggregate, do not have a Material Adverse Effect. Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, the consummation of the Merger or other transactions contemplated hereby does not violate the terms of any of the Company Leases, other than violations, which individually or in the aggregate do not have a Material Adverse Effect. Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, there are no Company Leases subject to any Lien, sublease, assignment, license or other agreement granting to any third party any interest in such Company Lease or any right to the use or occupancy of any Leased Property, except for any of the foregoing matters which, individually or in the aggregate, do not have a Material Adverse Effect.

  (3) Each of the Company and its Subsidiaries has all permits necessary to own or operate its Owned Real Property and Leased Real Property as currently owned, and, to the knowledge of the Company, no such permits will be required, solely as a result of the Merger or the other transactions contemplated hereby, to be issued after the Closing in order to permit the Company following the Merger to continue to own or operate such Company Properties, other than any such permits the absence of which would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received, with respect to any Owned Real Property or Leased Real Property, any written notice of default or any written notice of noncompliance with respect to applicable federal, state, local and foreign laws and regulations relating to zoning, building, fire, use restriction or safety or health codes which have not been remedied in all respects which has a Material Adverse Effect. There is no pending or, to the knowledge of the Company, threatened condemnation or other governmental taking of any of the Owned Real Property or Leased Real Property, which would have a Material Adverse Effect. All material buildings, structures, improvements and fixtures located on, under, over or within the Company Properties, taken as a whole,
(A) are in good operating condition and repair and are structurally sound and free of any material defects; and (B) are suitable, sufficient and appropriate in all respects for their current and contemplated uses.

  Section 3.15 Intellectual Property. Except as does not have a Material Adverse Effect: (i) the Company and each of its Subsidiaries owns, or is licensed or otherwise has the right to use (in each case, free and clear of any Liens of any kind), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) no claims are pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries have not received any notice or notification alleging, that the Company or any of its Subsidiaries is infringing on or otherwise violating the rights of any person with regard to any Intellectual Property owned by, licensed to and/or used by the Company or its Subsidiaries and, to the knowledge of the Company, there is no basis therefor; (iii) neither the Company nor any of its subsidiaries has infringed upon or misappropriated, or is infringing upon or misappropriating, any U.S. or foreign patents or copyrights or any U.S., state or foreign trademarks, or other Intellectual Property rights of any person; (iv) to the knowledge of the Company, no person is infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries; and (v) the execution and delivery of this Agreement, compliance with its terms and the consummation of the transactions contemplated hereby do not and will not conflict with or result in any violation or default (with or without notice or lapse of time or both) or give rise to any right, license or Lien relating to Intellectual Property, or right of termination, alteration, amendment, cancellation or acceleration of any Intellectual Property right or obligation, or the loss or encumbrance of any Intellectual Property or benefit related thereto, or result in or require the creation, imposition or extension of any Lien upon any Intellectual Property or right. For purposes of this Agreement, "Intellectual Property" means all intellectual property or other proprietary rights of every kind, including, without limitation, all domestic or foreign patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks (registered and unregistered) and trademark applications and registrations, brand names, certification marks, service marks and service mark applications and registrations, trade names, trade dress, copyright registrations, design rights, customer lists, marketing and customer information, mask works, rights, know-how, licenses, technical information (whether confidential or otherwise), software, and all documentation thereof.

  Section 3.16 Labor Matters. Except as disclosed in Section 3.16 of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; (ii) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that it or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment; (iii) there is no strike, work stoppage or other labor dispute involving the Company or any of its Subsidiaries pending or, to the Company's knowledge, threatened; (iv) to the knowledge of the Company, no action, suit, complaint, charge, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of its employees is pending or threatened against the Company or any of its Subsidiaries; (v) to the knowledge of the Company, no grievance is pending or threatened against the Company or any of its Subsidiaries; (vi) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices and (vii) there have been no adverse developments with respect to the matters set forth on Schedule 3.16, except, with respect to matters in clauses (iv), (v), (vi) or (vii), individually or in the aggregate, do not have a Material Adverse Effect.

  Section 3.17 Year 2000 Compliance. Except as disclosed in the SEC Reports, all software, databases, microcode, hardware, systems and devices with date-related functionality used by the Company or its Subsidiaries, or which are in development by or for the Company or any of its Subsidiaries, correctly Process (as defined below) all dates, including those before, on or after January 1, 2000 (taking into account leap year considerations), without any loss of functionality, interoperability or performance, and whether used on a stand- alone basis or in combination with other software, hardware, system or device. For purposes of the foregoing, "Process" means all functions, including but not limited to accepting as input, calculating, storing, displaying and generating as output.

  Section 3.18 Material Contracts. The Company has delivered or made available to MergerCo true and correct copies of all written Material Agreements (as hereinafter defined). Except as set forth in Section 3.18 of the Company Disclosure Schedule, each Material Agreement is in full force and effect and, to the knowledge of the Company, is valid and enforceable by the Company or a Subsidiary of the Company, as the case may be, in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Except as set forth in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in default in the observance or the performance of any term or obligation to be performed by it under any Material Agreement except for such defaults the effect of which, individually or in the aggregate, do not have a Material Adverse Effect. To the knowledge of the Company, no other Person is in default in the observance or the performance of any term or obligation to be performed by it under any agreement which default has a Material Adverse Effect. Except as set forth in Section 3.18 of the Disclosure Schedule, to the knowledge of the Company, there exist no indemnification agreements with any of the directors and officers of the Company. As used in this Agreement, "Material Agreement" shall mean each agreement, arrangement, instrument, bond, note, commitment, franchise, indemnity, indenture, lease, license or understanding, whether or not in writing, to which the Company or any of its Subsidiaries is a party or to which the Company, any of its Subsidiaries or any of their respective properties is subject that (i) was filed as exhibit to or otherwise reflected in the report on Form 10-K filed with the SEC by the Company for the Company's fiscal year ended September 30, 1997 or in SEC reports filed thereafter, (ii) obligates the Company or any of its Subsidiaries to pay after March 31, 1998 an amount in excess of $500,000 in any twelve-month period beginning after March 31, 1998 (other than for real estate leases or other than for insurance policies listed on Schedule 3.22), (iii) provides for the extension of credit (other than for employee advances in the ordinary course of business) in an amount in excess of $10,000 or more in any single transaction or $50,000 in any series of transactions, (iv) provides for a guaranty by the Company or any of its Subsidiaries of obligations of others in excess of $1,000,000, (v) constitutes a consulting agreement or personal service contract not terminable on less than sixty (60) days' notice without penalty and calling for payments of $100,000 or more per year, (vi) represents a contract upon which the Company and its Subsidiaries taken as a whole are substantially dependent,
(vii) in addition to that as set forth on Schedule 3.2, represents indebtedness for borrowed money for $100,000 or more, (viii) relates to the divestiture or acquisition since June 30, 1995 of a significant amount of assets other than in the ordinary course of business, or (ix) limits, in any material respect, the ability of the Company or any of its Subsidiaries to engage in any present lines of business, compete with any Person in the Company's present lines of business or expand the nature or geographic scope of the Company's present lines of business.

  Section 3.19 Employee Benefits; ERISA.

  (1) Schedule 3.19(1) contains a true and complete list of each material deferred compensation and each other equity compensation plan, program, agreement or arrangement; each severance or termination pay and other "welfare" plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); each "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement (other than those requiring the payment of less than $50,000 per year to any employee or former employee and less than $500,000 per year in the aggregate to all employees); and each other employee material benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of the Company or any Subsidiary (the "Plans"). Neither the Company, any Subsidiary nor any ERISA Affiliate has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Plan that would affect any employee or former employee of the Company or any Subsidiary. No Plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA. Each Plan may be terminated at any time by the Company or the appropriate Subsidiary or ERISA Affiliate.

  (2) With respect to each Plan, the Company has heretofore delivered to MergerCo each of the following documents:

    (i) a copy of the Plan and any amendments thereto (or if the Plan is not a written Plan, a description thereof);

    (ii) a copy of the two most recent annual reports;

    (iii) a copy of the most recent Summary Plan Description required under ERISA with respect thereto;

    (iv) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and

    (v) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code").

  (3) Each Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code. To the knowledge of the Company, each Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code. To the knowledge of the Company, each Plan intended to satisfy the requirements of Section 501(c)(9) has satisfied such requirements. To the knowledge of the Company, neither the Company or any Subsidiary, any Plan, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company or any Subsidiary, any Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Plan or any such trust could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

  (4) No Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits under any "pension plan," or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

  (5) Except as set forth in Schedule 3.19(5) hereto, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

  (6) There are no pending, threatened or anticipated claims by or on behalf of any Plan, by any employee, former employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

  Section 3.20 Environmental Laws. (1) Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or is disclosed in Schedule 3.20: (i) the Company and its Subsidiaries hold, and, to the knowledge of the Company, are in compliance with, all Environmental Permits, and the Company and its Subsidiaries are otherwise in compliance with all applicable Environmental Laws and there are no circumstances that might prevent or interfere with such compliance in the future; (ii) none of the Company or any of its Subsidiaries has received any Environmental Claim, and the Company is not aware of any threatened Environmental Claim or of any circumstances, conditions or events that could reasonably be expected to give rise to an Environmental Claim, against the Company or any of its Subsidiaries; (iii) none of the Company or any of its Subsidiaries has entered into or agreed to any consent decree, order or agreement under any Environmental Law, and none of the Company or any of its Subsidiaries is subject to any judgment, decree, order or other requirement relating to compliance with any Environmental Law or to investigation, cleanup, remediation or removal of regulated substances under any Environmental Law;
(v) to the knowledge of the Company, there are no past (including, without limitation, with respect to assets or businesses formerly owned, leased or operated by the Company or any of its Subsidiaries) or present actions, activities, events, conditions or circumstances, including without limitation the release, threatened release, migration, emission, discharge, generation, treatment, storage or disposal of Hazardous Materials, that could reasonably be expected to give rise to a material liability of the Company or any of its Subsidiaries under any Environmental Laws or any contract or agreement; (vi) no modification, revocation, reissuance, alteration, transfer, or amendment of the Environmental Permits, or any review by, or approval of, any third party of the Environmental Permits is required solely by reason of the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or the continuation of the business of the Company or its Subsidiaries following such consummation; (vii) to the knowledge of the Company, Hazardous Materials have not been generated, transported, treated, stored, disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by the Company or any of its Subsidiaries, in violation of, or in a manner or to a location that could give rise to a material liability under, any

Environmental Laws; and (viii) to the knowledge of the Company, the Company and its Subsidiaries have not assumed, contractually or by operation of law, any liabilities or obligations under any Environmental Laws.

  (3) The Company has provided or made available to MergerCo or its representatives copies of all material Environmental Reports in its possession relating to its Fairmont City, Illinois facility. For purposes of this Agreement, an Environmental Report means any report, study, assessment, audit, or other similar document prepared by or for the Company or its Subsidiaries, or in the possession of any of them, that addresses environmental matters affecting its Fairmont City, Illinois facility.

  (4) For purposes of this Agreement, the following terms shall have the following meanings:

    "Environmental Claim" means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging liability or potential liability (including without limitation liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, relating to, based on or resulting from (i) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, whether or not owned, leased or operated by the Company or any of its Subsidiaries,
  (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law or Environmental Permit or (iii) otherwise relating to obligations or liabilities under any Environmental Laws.

    "Environmental Laws" means all applicable federal, state, local and foreign statutes, rules, regulations, ordinances, orders, decrees and common law relating in any manner to contamination, pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right- to-Know Act, the Safe Drinking Water Act, all as amended, and similar state, local and foreign laws.

    "Environmental Permits" means all permits, licenses, registrations and other governmental authorizations required under Environmental Laws for the Company and its Subsidiaries, including without limitation in connection with the operations of the Company's and its Subsidiaries' facilities and otherwise to conduct their respective businesses.

    "Hazardous Materials" means all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof) and petroleum products, asbestos and asbestos containing materials, pollutants, contaminants and all other materials, substances and forces, including but not limited to electromagnetic fields, regulated pursuant to, or that could form the basis of liability under, any Environmental Law.

  Section 3.21 Title to Personal Properties; Condition of Assets.

  (1) Except as set forth in Schedule 3.21 of the Disclosure Schedule and except where the failure to so have will have a Material Adverse Effect, the Company and each Subsidiary has good and marketable title to, or valid leasehold interests in, all its material personal properties and assets. All such material personal properties and assets are free and clear of all Liens other than those set forth in Schedule 3.21 of the Company Disclosure Schedule and except for Liens that, individually or in the aggregate, do not materially interfere with the ability of the Company or any Subsidiary to conduct its business as currently conducted and do not adversely affect the value of, or the ability to sell, in any material respect, such personal properties and assets.

  (2) The material personal properties and assets of the Company and its Subsidiaries, taken as a whole, are in reasonably good repair and operating condition, ordinary wear and tear excepted, and are sufficient for the conduct of the business of the Company and Subsidiaries as presently conducted.

  Section 3.22 Insurance. The Company has in full force and effect the insurance policies set forth in Schedule 3.22 of the Company Disclosure Schedules.

  Section 3.23 Required Company Vote. The affirmative vote of a majority of the outstanding Common Shares is the only vote of the holders of any class or series of the Company's securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

  Section 3.24 Board Recommendations. The Board of Directors of the Company, at a meeting duly called and held, has by vote of the directors present (which directors constituted a quorum) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the Voting Agreement and the transactions contemplated thereby, taken together, are fair to and in the best interests of the stockholders of the Company and (ii) resolved to recommend that the holders of the Common Shares approve this Agreement and the transactions contemplated herein, including the Merger.

  Section 3.25 Brokers. No broker, finder or investment banker other than Goldman, Sachs & Co. (the "Company Financial Advisor") is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company. The Company has heretofore furnished to MergerCo a complete and correct copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby. The aggregate fees payable under such agreements will not be in excess of $6.5 million.

                                   ARTICLE 4

                  Representations and Warranties of MergerCo

  MergerCo hereby represents and warrants to the Company that:

  Section 4.1 Organization and Qualification. MergerCo is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority, directly or indirectly, to own its properties and assets and to carry on its business as it is now being conducted. MergerCo was formed on June 17, 1998 solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for (i) obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, MergerCo has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

  Section 4.2 Financing. Investors in MergerCo (the "Investors") have, as of the date hereof, sufficient sources of liquid capital funds, to fund, in cash, to the Company at least $292.5 million in equity capital and MergerCo has received and provided the Company with true and correct copies of executed commitment letters (the "Commitment Letters") from certain institutional lenders and investors with respect to secured bank facilities, unsecured subordinated debt financing and equity financing (such persons being collectively referred to as the "Financing Sources") and, subject to its receipt of the financing contemplated by the Commitment Letters, will have as of the Closing Date funds in an aggregate amount sufficient to (i) pay the aggregate Cash Price with respect to all outstanding Shares, (ii) prepay, redeem, refinance or renegotiate the Company's existing indebtedness other than with respect to the Company's Series C Medium Term Notes and capital leases, if required to consummate the Merger and the other transactions contemplated hereby, and pay any and all fees, expenses and costs in connection with any such prepayment, redemption, refinancing or renegotiation and in connection with obtaining of the financing contemplated by the Commitment Letters, (iii) consummate all of the other transactions contemplated by this Agreement, and (iv) provide sufficient working capital needs of the Company following the Merger (as determined by MergerCo) (collectively, the "Required Financing").

  Section 4.3 Relative to this Agreement. MergerCo has full power and authority to enter into this Agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of MergerCo. This Agreement has been duly and validly executed and delivered by MergerCo and, assuming due authorization and due and valid execution and delivery by the Company, this Agreement constitutes a legal, valid and binding agreement of MergerCo enforceable against it in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (ii) general principles of equity regardless of whether applied in a proceeding in equity or at law.

  Section 4.4 No Conflict, Required Filings and Consents.

  (1) The execution and delivery of this Agreement by MergerCo does not, and the performance of this Agreement by MergerCo will not, (i) conflict with or violate the Operating Agreement of MergerCo, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) of subsection (2) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Laws applicable to MergerCo or by which its properties or assets are bound or affected or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or impair MergerCo's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of MergerCo pursuant to, any note, bond, loan, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which MergerCo is a party or by which MergerCo or its properties or assets are bound or affected, except, in any such case with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, hinder or materially delay the ability of the MergerCo to consummate the Merger or the transactions contemplated by this Agreement.

  (2) The execution and delivery of this Agreement by MergerCo does not, and the performance of this Agreement by MergerCo will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, the Blue Sky Laws, the premerger notification requirements of the HSR Act, foreign antitrust laws (and the applicable rules and regulations under any of the foregoing), and the filing and recordation of appropriate merger or other documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent MergerCo from performing its obligations under this Agreement, and would not have a Material Adverse Effect.

  Section 4.5 Filings; Form S-4; Proxy Statement. None of the information provided by MergerCo in any document to be filed with any Governmental Entity in connection with the Merger and the transactions contemplated thereby or supplied in writing by MergerCo specifically for inclusion in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement will, on the date the Proxy Statement is first mailed to stockholders of the Company, on the date of the Stockholders' Meeting (as hereafter defined) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, MergerCo makes no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained in or incorporated by reference in any of the foregoing documents.

  Section 4.6 Brokers and Finders. Except as provided in Section 8.3(3), neither MergerCo nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement which could result in any liability being imposed on the Company.

                                   ARTICLE 5

                    Conduct of Business Pending the Merger

  Section 5.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, unless otherwise agreed in writing by MergerCo or as otherwise specifically contemplated by this Agreement:

    (1) The Company shall and shall cause each of its Subsidiaries to conduct their respective businesses only in the ordinary and usual course and consistent with past practice;

    (2) The Company shall not and shall cause each of its Subsidiaries not to
  (i) amend its Certificate of Incorporation or by-laws or equivalent organizational or governing documents of any Subsidiary; (ii) split, combine, subdivide or reclassify any outstanding shares of its capital stock or declare, set aside or pay any dividend payable in cash, stock or property or make any other distributions with respect to shares of capital stock or any of them (other than dividends paid to the Company by its wholly owned Subsidiaries in respect of their common stock); (iii) issue, sell, pledge, dispose of, encumber or subject to any Lien or authorize or propose the issuance, sale, pledge, disposition or encumbrance of (or imposition of a Lien on) (A) any shares of, or rights of any kind to acquire any shares of, capital stock of any class of any of them, or securities convertible into any such shares, or any rights, warrants or options or commitments of any nature whatsoever to acquire any such shares or convertible securities or (B) any other securities in respect of or in substitution for any outstanding shares of capital stock of any of them (other than upon exercise of, and pursuant to, Stock Options outstanding on the date of this Agreement); or (iv) redeem, purchase or acquire or offer to acquire any shares of its capital stock;

    (3) The Company shall use reasonable efforts to preserve intact the business organization of the Company and its Subsidiaries, to keep available the services of the present officers and key employees of the Company and its Subsidiaries, and to preserve the good will of those having business relationships with it and its Subsidiaries;

    (4) The Company shall not and shall cause each of its Subsidiaries not to
  (i) (except for increases which are mandated by the terms of existing agreements and increases for persons other than officers and directors in the ordinary course of business and consistent with past practice) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any Benefit Plan) (ii) grant any severance or termination pay not currently required to be paid under existing severance plans (except in an amount not greater than $10,000 to any single employee and, in any event, not greater than $300,000 to all employees) to, or enter into or modify in any material or economic respect any employment, consulting or severance agreement or arrangement with, any present or former director, officer or other employee of the Company or any of its Subsidiaries, except for the granting of severance or termination pay, in the ordinary course of business consistent with past practice, to nonexecutive employees who are terminated by the Company after the date hereof, (iii) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees or (iv) terminate the existing employment arrangements with any officer of the Company or any of its Subsidiaries or take any action that would constitute a breach of any such arrangements or take any action (other than consummation of the Merger) which would cause any change-of-control, severance or similar payment to be payable to any such individual;

    (5) The Company shall not and shall not permit any of its Subsidiaries to encumber, sell, lease or otherwise dispose of or acquire any assets other than in the ordinary course of business consistent with past practice or, except as otherwise provided herein, enter into any merger or other agreement providing for the acquisition of the Company or any of its Subsidiaries by any third party or acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or enter into any lease for real property requiring the payment of $100,000 or more per annum or having a term greater than two years.

    (6) Other than with respect to borrowings and repayments in the ordinary course of business under existing lines of credit (which borrowings shall not in aggregate amount exceed $859 million in U.S. dollars at any one time outstanding), neither the Company nor any Subsidiary shall (i) repurchase, repay, incur or cause or permit to exist any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or make any loans, advances or capital contributions to, or investments in, any person other than the Company or a direct or indirect wholly owned Subsidiary of the Company; (ii) enter into, terminate, waive, modify or amend any Material Contract in any material respect or enter into or amend or modify any contract or agreement for the purchase or lease of property, equipment or assets requiring payments from third parties of $5,000,000 or more and having a term of two years or more; or (iii) other than capital expenditures of $60,900,000 already ordered and set forth on Schedule 5.1(6), authorize any capital expenditures in an amount exceeding $10,000,000 per month on a cumulative basis;

    (7) Except as may be required as a result of a change in law or in generally accepted accounting principles, the Company shall not change in any material respect any of its accounting practices, principles or methods;

    (8) Neither the Company nor any Subsidiary shall settle or compromise any pending or threatened suit, action or claim for in excess of $250,000 per suit, action or claim, and $500,000 in the aggregate (it being agreed that the Company may settle or compromise any of the foregoing pursuant to which it is entitled to collect monies thereby in its reasonable judgment in a manner consistent with past practice), or which relates to the transactions contemplated hereby;

    (9) The Company shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than this Agreement and the Merger);

    (10) The Company shall maintain all insurance policies in full force and effect;

    (11) Except as would not have a Material Adverse Effect, the Company shall not and shall cause its Subsidiaries not to compromise or settle any claim, with respect to Company Taxes; and

    (12) Neither the Company nor any Subsidiary shall take or agree to take in writing or otherwise, enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  Section 5.2 No Solicitation, etc.

    (1) Until the termination of this Agreement, the Company and its Subsidiaries shall not, directly or indirectly, whether through any officer, director, employee, representative, agent or advisor (including any attorney, accountant, consultants, banker or financial advisor) of the Company or any of its Subsidiaries or otherwise, (i) solicit, initiate, encourage or facilitate the initiation of any inquiries or proposals regarding any merger, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer), liquidation, recapitalization, consolidation or other business combination involving the Company or its Subsidiaries or acquisition or exchange of any capital stock or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of the Company or its Subsidiaries, or any combination of the foregoing or similar transactions involving the Company or any Subsidiaries of the Company other than the Merger (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide or disclose any nonpublic information to any Person relating to, any Acquisition Proposal, (iii) enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated hereby, or (iv) agree to, approve or recommend any Acquisition Proposal; provided, however, that nothing contained in this Section 5.2(a) shall prevent the Board of Directors of the Company from considering, negotiating, approving and recommending to the stockholders of the Company a bona fide Acquisition Proposal which is received by the Company after the date and is not solicited in violation of this Agreement, if such a proposal is, in the opinion of the Company's Board of Directors, more favorable to the Company's stockholders than the transactions contemplated by this Agreement, and the Board of Directors of the Company determines in good faith (upon advice of outside legal counsel) that it is required to do so in order not to violate its fiduciary duties.

  (2) The Company shall promptly notify MergerCo after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary by any Person or entity that informs the Board of Directors of the Company or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to MergerCo shall be made in writing, shall identify the offeror and shall indicate whether the Company is providing or intends to provide the Person making the Acquisition Proposal with access to information concerning the Company as provided in Section 5.2(3). The Company shall also furnish to MergerCo a written summary of the material terms and conditions of the Acquisition Proposal.

  (3) If the Board of Directors of the Company receives a request for material nonpublic information by a person who makes a bona fide Acquisition Proposal, and the Board of Directors determines in good faith and upon the advice of independent counsel that it is required to cause the Company to act as provided in this Section 5.2(c) in order to not violate the directors' fiduciary duties, then, provided the person making the Acquisition Proposal has executed a confidentiality agreement substantially similar to the one then in effect between the Company and MergerCo, the Company may provide such person with access to information regarding the Company.

  (4) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than MergerCo) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any such persons from the confidentiality provisions of any confidentiality agreement to which the Company is a party.

                                   ARTICLE 6

                             Additional Agreements

  Section 6.1 HSR Act. As promptly as practicable after the date of the execution of this Agreement, the Company and Parent shall file notifications under and in accordance with the HSR Act in connection with the Merger and the transactions contemplated hereby and shall respond as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters.

  Section 6.2 Stockholders' Meetings; Form S-4 and Proxy Statement.

  (i) The Company acting through its Board of Directors, will, as promptly as practicable following the date of effectiveness of the Form S-4 and in consultation with MergerCo, shall take all action necessary in accordance with the DGCL and its Certificate of Incorporation and By-Laws to (i) duly call, give notice of convene and hold a meeting of the Company Stockholders for the purpose of voting upon the approval and adoption of the Merger, this Agreement and the transactions contemplated hereby (the "Stockholders' Meeting") and
(ii) (A) subject to its fiduciary duties under applicable law, include in the Proxy Statement the recommendation of the

Board of Directors that the stockholders of the Company vote in favor of the approval of this Agreement and the transactions contemplated hereby and the written opinion of the Company Financial Advisor that the Merger Consideration to be received by the stockholders of the Company pursuant to the Merger, is fair to such stockholders from a financial point of view, (B) include along with the Proxy Statement a Form of Election, and (C) use its best efforts to hold such meeting and obtain the necessary approval of this Agreement and the transactions contemplated hereby by its stockholders, as soon as practicable after the date hereof.

  (ii) Promptly following the date of this Agreement, the Company shall prepare the Proxy Statement, and the Company shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included. The Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall also take any action required to be taken under any applicable state securities or "Blue Sky" laws in connection with the registration and qualification in connection with the Merger of capital stock of the Company following the Merger. MergerCo and the Company will cooperate with each other in the preparation of the Proxy Statement and the Form S-4; without limiting the generality of the foregoing, the Company will immediately notify MergerCo of the receipt of any comments from the SEC, the effectiveness of the Form S-4 and any request by the SEC for any amendment to the Proxy Statement or the Form S-4 or for additional information. All filings with the SEC, including the Proxy Statement and the Form S-4 and any amendment thereto, and all mailings to the Company's stockholders in connection with the Merger, including the Proxy Statement, shall be subject to the prior review, comment and approval of MergerCo. MergerCo will furnish to the Company all information reasonably requested by the Company for inclusion in the Form S-4 and in the Proxy Statement. The Company agrees to use its reasonable best efforts, after consultation with MergerCo, to respond promptly to any comments made by the SEC with respect to the Proxy Statement (and any preliminary version thereof filed by it) and the Form S-4.

  Section 6.3 Access to Information; Confidentiality. Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which the Company is subject, the Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of, and financing sources for, MergerCo, reasonable access, during the period to the Effective Time, to all its properties, offices and facilities, books, contracts, commitments, records (financial and otherwise), officers, directors, employees, accountants, counsel and other representatives and agents, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the MergerCo all information concerning its business, operations, properties, finances and personnel as MergerCo may reasonably request, and shall make available to MergerCo the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the any of the foregoing as MergerCo may reasonably request. MergerCo shall keep such information confidential in accordance with the terms of the confidentiality letter, dated March 24, 1998 (the "Confidentiality Letter"), between MergerCo and the Company.

  Section 6.4 Indemnification and Insurance.

  (1) The Company shall, to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by this Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's Certificate of Incorporation or By-Laws or any applicable indemnification agreement referred to in subparagraph (2) below. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall pay the reasonable fees and expenses of such counsel retained by the Indemnified Party, promptly after reasonably sufficient statements therefore are received; provided that such payment shall be conditioned upon such officer's, director's, employee's or agent's agreement promptly to return such amounts to the Company if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such officer or director in the manner contemplated hereby is prohibited by applicable law, and (ii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

  (2) The Surviving Corporation shall honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements which are listed in Section 6.4(2) of the Company Disclosure Schedule with the Company's directors and officers existing at or before the Effective Time, as they relate to any actions or events occurring on or prior to the Effective Time.

  (3) For a period of six years after the Effective Time, the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been made available to MergerCo) on terms comparable to, or better than, those now applicable to directors and officers of the Company; provided that
(i) the Company following the Merger shall not be required to spend in excess of an amount equal to 150% of the 1997 annual premium therefor; provided further that if the Company following the Merger would be required to spend in excess of a such amount per annum to obtain insurance having the maximum available coverage under the current policies, the Company will be required to spend such amount per annum to maintain or procure insurance coverage pursuant hereto, subject to availability of such (or similar) coverage and (ii) such policies may in the sole discretion of the Company be one or more "tail" policies for all or any portion of the full six year period.

  (4) This Section shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties.

  (5) If the Surviving Corporation or any of its successors or assigns transfers all or substantially all of its properties and assets to any person during the six-year period following the Effective Time, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section
6.4 or a "tail" policy is purchased to meet the obligation to provide insurance hereunder.

  Section 6.5 Notification of Certain Matters. The Company shall give prompt notice to MergerCo, and MergerCo shall give prompt notice to the Company, of
(i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to become materially untrue or inaccurate, or (ii) any failure of the Company or MergerCo, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  Section 6.6 Further Action.

  (1) Upon the terms and subject to the conditions hereof each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including but not limited to (i) cooperation in the preparation and filing of the Form S-4, the Proxy Statement, any required filings under the HSR Act or other similar laws, and any amendments to any thereof, (ii) determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in an event of default, termination, amendment, alteration or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any Governmental Entities or third parties, including parties to loan agreements or other debt instruments, in connection with the transactions contemplated by this Agreement, and (iii) promptly furnishing information required in connection therewith and timely seeking to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. The Company shall not take any action to restrict, limit or prohibit MergerCo's ability to exercise all of its rights and obligations under the Voting Agreement, and the Company and its Board of Directors has provided and shall provide and maintain all approvals required under Section 203 of the DGCL in order to permit such exercise.

  (2) Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Common Shares from The New York Stock Exchange, Inc., provided that such delisting shall not be effective until after the Effective Time. The parties also acknowledge that it is MergerCo's intent that the retained Common Shares following the Merger will not be listed on any national securities exchange or quoted on The NASDAQ Stock Market Inc.'s National Market.

  (3) The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers, employees and advisors to provide, all necessary cooperation in connection with the arrangement of any financing to be consummated contemporaneous with or at or after the Closing in respect of the transactions contemplated by this Agreement, including without limitation, participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency matters, comfort letters of accountants and legal opinions as may be requested by MergerCo or its sources of financing. In addition, in conjunction with the obtaining of any such financing, the Company agrees, at the request of MergerCo, to call for prepayment or redemption, to prepay, redeem, repurchase, defease and/or renegotiate, or to solicit consents from holders of and modify, as the case may be, any then existing indebtedness or equipment leases of the Company and its Subsidiaries; provided that no such prepayment, redemption, repurchase, defeasance, renegotiation or modification shall themselves actually be made effective until immediately prior to, contemporaneous with or after the Effective Time.

  (4) The Company shall cooperate with any reasonable requests of MergerCo or the SEC related to the recording of the Merger as a recapitalization for financial reporting purposes, including, without limitation, to assist MergerCo and its affiliates and representatives with any presentation to the SEC with regard to such recording and to include appropriate disclosure with regard to such recording in all filings with the SEC and all mailings to stockholders made in connection with the Merger. In furtherance of the foregoing, the Company shall provide to MergerCo, and MergerCo shall provide to the Company, for the prior review of MergerCo's and the Company's advisors, any description of the transactions contemplated by this Agreement which is meant to be disseminated.

  (5) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such necessary action.

  Section 6.7 Disposition of Litigation. Each of the Company and MergerCo shall give the other party reasonable opportunity to participate in the defense of any third party action seeking to restrain or prohibit or otherwise oppose the Merger.

  Section 6.8 Affiliates. Prior to the Closing Date, the Company shall deliver to MergerCo a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each such person who retains Common Shares to deliver to MergerCo on or prior to the Closing Date a written agreement substantially in the form attached as Annex A hereto.

  Section 6.9 Stop Transfer Order. The Company shall notify the Company's transfer agent that there is a stop transfer order with respect to all of the Subject Shares (as defined in the Voting Agreement) and that the Voting Agreement places limits on the voting of the Subject Shares.

  Section 6.10 Public Announcements. Prior to the Effective Time, the Company and MergerCo agree to consult with each other prior to issuing or causing the publication of and provide each other the opportunity to review and comment upon any press release or other announcement with respect to the Offer, the Merger or this Agreement, and none of them shall issue or publish any such press release or other announcement prior, except as may be required by law. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof.

  Section 6.11 Retention Bonus Plan. Following the execution of this Agreement, the Company shall, if requested by MergerCo, implement an appropriate retention bonus plan on terms mutually agreeable to the Company and MergerCo. Retention Bonus Plan. Following the execution of this Agreement, the Company shall, if requested by MergerCo, implement an appropriate retention bonus plan on terms mutually agreeable to the Company and MergerCo.

  Section 6.12 Company Information. The Company shall furnish to MergerCo the following information (all to be prepared in accordance with generally accepted accounting principles consistently applied):

    (a) as soon as available but in any event within 30 days of each calendar month, the unaudited consolidated balance sheets and statements of income statements and cash flows of the Company, showing its financial condition as of the close of such month and the results of operations during such month and for the then elapsed portion of the Company's fiscal year, in each case, setting forth the comparative figures for the corresponding month in the prior fiscal year and the corresponding elapsed portion of the prior fiscal year; and

    (b) all documents filed with or submitted to the SEC by the Company simultaneously with such filing or submission.

  Section 6.13 Registration Rights Agreement. Prior to the Effective Time, the Company shall execute and deliver to the Investors in MergerCo a registration rights agreement in a form mutually acceptable to Investors and the Company, such agreement to provide the Investors with six demand registration rights and unlimited piggyback and S-3 registration rights for its Common Shares, all subject to customary terms and provisions.

  Section 6.14 Management Agreement. On or prior to the Effective Time, the Company, at the request of MergerCo, shall enter into a management agreement with Apollo Management IV, LP (or an affiliate thereof) pursuant to which the Company shall agree to pay an annual management fee of $1,000,000 and agree to continue to receive financial advisory services from Apollo Management IV, LP and its designees on an ongoing basis with compensation to be determined, all on terms reasonably satisfactory to MergerCo.

  Section 6.15 Employee Plans.

  (1) The Surviving Company shall honor, following the Effective Time, the terms of the Economic Incentive Plan (the "Incentive Plan") as in effect on the date hereof, with respect to all bonuses payable with respect to fiscal year 1998, except that, notwithstanding anything to the contrary in the Incentive Plan, any employee whose employment is terminated by the Company following the Effective Time shall not affect an employee's entitlement to receive the full or a pro rated portion of his/her bonus based on the number of days in fiscal 1998 during which such employee was employed by the Company in 1998. Prior to the Effective Time, the Company may amend the Incentive Plan to be consistent with the terms of this Section 6.15. Each employee who is a participant in the Incentive Plan shall be a third party beneficiary of this Section.

  (2) The Surviving Corporation shall make a profit-sharing contribution to the Company's 401(k) Savings and Retirement Plan (the "Savings Plan") as described in Article VI of such plan with respect to the plan year ended September 30, 1998 at a level consistent with recent past practice, such contribution to be allocated among all otherwise eligible active participants in the Savings Plan who are employed by the Company or any of its Subsidiaries as of the Effective Time or whose employment is terminated by the Company or its Subsidiaries during such plan year on or after attainment of age 65 or because of death or "physical or mental disability" (as defined in Section 6.9 of the Savings Plan) in proportion to their relative Compensation (as defined in the Savings Plan) for such plan year and regardless of whether such employees are employed on the last day of such plan year. Prior to the Effective Time, notwithstanding anything to the contrary herein, the Company may amend the Savings Plan consistent with this Section 6.15(2); provided that the Company shall provide MergerCo with an opportunity to review and comment on any such amendment.

                                   ARTICLE 7

                           Conditions to the Merger

  Section 7.1 Conditions to Obligation of each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (1) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

    (2) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

    (3) Form S-4. To the extent required by applicable law, the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "Blue Sky" and other state securities laws applicable to the registration and qualification of the retained Common Shares following the Merger shall have been complied with.

    (4) No Injunctions or Restraints; Illegality. No preliminary or permanent injunction or other order by any court of competent jurisdiction which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable best efforts to have any such injunction lifted; it being understood that such efforts shall not include the divestiture of any business or the material modification of existing business practices);

    (5) Governmental Actions. No action shall have been taken nor any statute, rule or regulation shall have been enacted by any Government Entity that makes the consummation of the Merger or the transactions contemplated hereby illegal; and

    (6) Solvency Letters. Each of the Board of Directors of the Company and the Managers of MergerCo shall have received a copy of a solvency letter addressed to it, in form and substance and from an independent evaluation firm reasonably satisfactory to it, as to the solvency of the Company and its Subsidiaries on a consolidated basis after giving effect to the transactions contemplated by this Agreement, including all financings contemplated hereby.

  Section 7.2 Additional Conditions to Obligations of MergerCo. The obligation of MergerCo to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

    (1) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct (i) in all respects in the case of a representation or warranty qualified by a Material Adverse Effect or (ii) in all material respects in the case of a representation or warranty not so qualified by a Material Adverse Effect, in each case as of the date of this Agreement (except where such representation is made as of a certain date, which shall be true as of such date) and as of the Effective Time as though made on and as of the Effective Time.

    (2) Performance of Obligations of the Company. The Company shall have performed the obligations required to be performed by it under this Agreement at or prior to the Effective Time, except for such failures to perform as have not had or would not, individually or in the aggregate, have a Material Adverse Effect or materially adversely affect the ability of the Company to consummate the transactions contemplated hereby.

    (3) Receipt of Certificate. MergerCo shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect set forth in subparagraphs (1) and (2) above.

    (4) Consents, Etc. MergerCo shall have received evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties (including outstanding indebtedness) as are necessary in connection with the transactions contemplated hereby have been obtained, except where the failure to obtain such licenses, permits, consents, approvals, authorizations, qualifications and orders (other than with respect to foreign antitrust or other similar laws) do not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

    (5) No Material Litigation. There shall not be pending by any Governmental Entity any suit, action or proceeding (or by any other person any suit, action or proceeding which has a reasonable likelihood of success) (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement or seeking to obtain from MergerCo, the Company or any of their respective Subsidiaries or affiliates any damages that are material to any such party (taken as a whole in the case of the Company and its Subsidiaries), (ii) seeking to prohibit or limit the ownership or operation by MergerCo or its investors of the Company or any material portion of the business or assets of the Company and its Subsidiaries taken as a whole, (iii) seeking to impose limitations on the ability of the investors of MergerCo to acquire or hold, or exercise full rights of ownership of, any shares of Common Shares, including, without limitation, the right to vote the Common Shares on all matters properly presented to the stockholders of the Company or (iv) seeking to prohibit MergerCo or any of its Affiliates from effectively controlling in any material respect or any material portion of the business, properties, assets or operations of the Company and its Subsidiaries taken as a whole.

    (6) Affiliate Letters. MergerCo shall have received the agreements referred to in Section 6.8.

    (7) Financing. The Company shall have received the proceeds of financing on terms and conditions set forth in the Commitment Letters or upon terms and conditions which are substantially equivalent thereto, and to the extent that any of the terms and conditions are not set forth in the Commitment Letters on terms and conditions reasonably satisfactory to MergerCo.

    (8) Recapitalization Accounting. MergerCo shall be reasonably satisfied that the Merger shall be recorded as a recapitalization for financial reporting purposes (provided that if MergerCo is advised that the SEC finally determines that recapitalization treatment will not be available, MergerCo will advise the Company within 30 days of receipt of such final determination whether it intends to waive such condition and if it advises the Company that it has determined not to so waive, the Company may terminate this Agreement pursuant to Section 8.1(3) as if the date of such advice from MergerCo was deemed to be November 30, 1998 for purposes of
  Section 8.1(3)).

    (9) The execution of this Agreement and consummation of the Merger will not require compliance by any of the parties to this transaction with the New Jersey Industrial Site Recovery Act, N.J.S.A. 13 1K-6 et seq. or, if compliance is so required, such compliance shall have occurred prior to the Effective Time.

  Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

    (1) Representations and Warranties. The representations and warranties of MergerCo set forth in this Agreement that are qualified as to materiality shall be true and correct and any such representations and warranties of MergerCo set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time.

    (2) Performance of Obligations of MergerCo. MergerCo shall have performed the obligations required to be performed by it under this Agreement at or prior to the Effective Time in all material respects.

    (3) Receipt of Certificates. The Company shall have received a certificate signed on behalf of MergerCo by a senior executive officer of MergerCo to the effect set forth in subparagraph (1) and (2) above.

                                   ARTICLE 8

                                  Termination

  Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company or members of MergerCo:

    (1) by mutual written consent duly authorized by the Board of Directors of the Company and Managers of MergerCo;

    (2) by either the MergerCo or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their respective reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Merger or transactions contemplated by this Agreement or prohibiting MergerCo to acquire or hold or exercise rights of ownership of the Shares (including under the Voting Agreement) and such order, decree, ruling or other action shall have become final and non-appealable;

    (3) by either MergerCo or the Company if the Merger shall not have been consummated on or before November 30, 1998, provided that the right to terminate this Agreement under this Section 8.1(3) shall not be available to the party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date where such action or failure to act constitutes a breach of this Agreement;

    (4) by MergerCo if any required approval of the stockholders of the Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

    (5) by MergerCo, if the Company shall have (i) withdrawn, modified or amended in any respect adverse to MergerCo its approval or recommendation of this Agreement or any of the transactions contemplated herein, (ii) failed to include in the Proxy Statement mailed to its stockholders such recommendation, (iii) recommended any Acquisition Proposal from a person other than MergerCo or any of its affiliates or (iv) resolved to do any of the foregoing;

    (6) by the Company if, prior to receipt of the Company Stockholder Approval, the Board of Directors of the Company approves any transaction relating to an Acquisition Proposal, on terms which the Board of Directors of the Company has determined in good faith (i) to be more favorable to the Company and its stockholders than the transactions contemplated by this Agreement and (ii) based upon the advice of its outside counsel, that failing to approve such Acquisition Proposal and terminate this Agreement would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law; provided that the termination described in this Section 8.1(5) shall not be permissible unless and until
  (i) the Company shall have provided MergerCo prior written notice at least three business days prior to such termination that the Board of Directors of the Company has authorized and intends to effect the termination of this Agreement pursuant to this Section 8.1(5), (ii) the Company shall otherwise be in compliance in all material respects with its obligations under this Agreement, and (iii) on or prior to such termination the Company shall have paid to MergerCo the fee described in Section 8.3(1); or

    (7) by MergerCo, if the Company shall have breached its representations and warranties or the agreements and covenants to be performed by it and such breach is incapable of being cured or not cured within 20 days of receipt of written notice thereof from MergerCo.

  Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders or members, as the case may be, except (i) as set forth in this Section 8.2, Section 8.3 and 9.8 hereof, and (ii) nothing herein shall relieve any party from liability for any breach hereof.

  Section 8.3 Fees and Expenses.

  (1) In the event that this Agreement is terminated pursuant to Section 8.1(4) (provided that the Company has received an Acquisition Proposal that has been publicly announced or publicly known prior thereto), 8.1(5), 8.1(6) or 8.1(7) (provided that the Company has received an Acquisition Proposal that has been publicly announced or publicly known prior thereto) hereof, then the Company shall, with respect to Section 8.1(4), 8.1(5) and 8.1(7), within one business day of termination and with respect to Section 8.1(6), prior to such termination, pay to the Investors, as designated by MergerCo, a termination fee of $35 million, plus reimbursement of all reasonable out-of-pocket expenses and fees (but not in excess of $5 million).

  (2) In addition to any other amounts which may be payable or become payable pursuant to Section 8.3(4), the Company shall (provided that MergerCo is not then in breach of its representations, warranties, covenants or other obligations under this Agreement), promptly following termination of this Agreement pursuant to Section 8.1(3) (other than as a result of a failure of the conditions set forth in Section 7.2(8)) or Section 8.1(7) but in no event later than two business days following a written request by MergerCo therefor, together with related bills or receipts, reimburse MergerCo and its Affiliates, for all reasonable out-of-pocket expenses and fees (but not in excess of $5 million) (including, without limitation, fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants to MergerCo and its affiliates), whether incurred prior to, on or after the date hereof, in connection with the Merger and the consummation of all transactions contemplated by this Agreement and the financing thereof.

  (3) If the Merger shall be consummated in accordance with this Agreement, then the Surviving Corporation following the Merger shall pay to Apollo Advisors IV, L.P. or any designee, on the Closing Date, a fee of $12.5 million in cash, for arranging the transactions contemplated by this Agreement (including the financings thereof), which amount shall be payable in same day funds. No amount payable pursuant to any of the other provisions of this
Section 8.3 shall reduce the amount of the foregoing fee payable pursuant to this subsection 8.3(3).

  (4) Except as provided in subsections 8.3(2) and (3) above, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; it being understood, however, that, as of the Effective Time, all expenses of MergerCo, the Investors and their respective Affiliates incurred in connection with the transactions contemplated hereby shall be deemed to be expenses of the Company. As of the Effective Time, the Company shall assume all agreements between MergerCo, the Investors or their respective Affiliates and third parties relating to the financing of the transactions contemplated hereby and shall indemnify and hold harmless the Investors and their Affiliates with respect to all obligations thereunder.

  (5) In addition to any other amounts which may be payable or become payable pursuant to Section 8.3(4), in the event of the termination of this Agreement pursuant to Section 8.1(7) and the receipt of an Acquisition Proposal within 90 days after the date of such termination, the Company shall pay to the Investors, within two business days after the receipt of the Acquisition Proposals, the Termination Fee.

                                   ARTICLE 9

                              General Provisions

  Section 9.1 Nonsurvival of Representations, Warranties and Agreements. The representations and warranties in this Agreement shall terminate at the Effective Time or the termination of this Agreement pursuant to Section 8.1, as the case may be. The covenants and agreements contained in this Agreement shall survive the Effective Time or termination of this Agreement, as the case may be, and shall continue until they terminate in accordance with their terms.

  Section 9.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

    (1) If to MergerCo:

     Apollo Management IV, L.P.
     1301 Avenue of the Americas
     38th Floor
     New York, NY 10019
     Attention: Michael S. Gross

     Telecopier No.: (212) 261-4071
     Telephone No.: (212) 261-4009

    With a copy to:

     Skadden, Arps, Slate, Meagher & Flom LLP
     919 Third Avenue
     New York, NY 10022
     Attention: David J. Friedman, Esq.

     Telecopier No.: (212) 735-2001
     Telephone No.: (212) 735-2218

                   and

     Atlas Capital Partners
     633 Third Avenue
     New York, New York 10017
     Attention: Mitchell I. Gordon

     Telecopier No.: (212) 916-3284
     Telephone No.: (212) 986-3225

    (2) If to the Company:

     XTRA Corporation
     Thomas A. Giacchetto
     60 State Street
     Boston, MA 02109
     Attention: Chief Counsel and Secretary

     Telecopier No.: (617) 367-7857
     Telephone No.: (617) 523-5331

    With a copy to:

     Ropes & Gray
     One International Place
     Boston, MA 02110
     Attention: David A. Fine, Esq.

     Telecopier No.: (617) 951-7050
     Telephone No.: (617) 951-7374

  Section 9.3 Certain Definitions. For purposes of this Agreement, the term:

    (1) "Affiliate" means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person; including, without limitation, any partnership or joint venture in which the first mentioned Person (either alone, or through or together with any other Subsidiary) has, directly or indirectly, an interest of 5% or more;

    (2) "Beneficial Owner" with respect to any shares of Common Shares means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares;

    (3) "Business Day" means any day other than a day on which banks in The Commonwealth of Massachusetts or the State of New York are required or authorized to be closed;

    (4) "Control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

    (5) "Company Disclosure Schedule" means the disclosure schedule referred to in heading of Article 3 of the Agreement and which is attached hereto and the specific disclosures made herein shall be deemed to qualify and amend the representations and warranties contained in Article 3 of the Agreement to which the disclosures make reference to or reference is apparent on its face and shall be read for all purposes together with such representations and warranties.

    (6) "Generally accepted accounting principles" shall mean the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States applied on a consistent basis.

    (7) "Material Adverse Effect" when used in this Agreement in connection with the Company or any of its Subsidiaries means any change or effect that, either individually or in the aggregate is or is likely to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole other than any such changes or effects affecting generally the industry in which the Company and its Subsidiaries compete and general economic conditions.

    (8) "Person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

    (9) "Subsidiary" or "Subsidiaries" of the Company, MergerCo or any other Person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving

  Corporation, MergerCo or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

    (10) "Transactions contemplated hereby," "transactions contemplated by this Agreement" and other similar references shall include the Merger and all other actions and transactions contemplated by this Agreement and the Voting Agreements.

  Section 9.4 Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is, or whose stockholders or members, as the case may be, are, entitled to the benefits thereof. This Agreement may be amended or supplemented at any time, except that after approval hereof by the stockholders of the Company, no amendment shall be made which decreases the Merger Consideration or that in any other way materially adversely affects the rights of such stockholders (other than a termination of this Agreement) without the further approval of such stockholders. No such waiver, amendment or supplement shall be effective unless in writing and signed by the party or parties intended to be bound thereby.

  Section 9.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

  Section 9.7 Entire Agreement; Assignment. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Letters), both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise.

  Section 9.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation, other than Section 6.4 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties) and Section 6.15(a) (which is intended to be for the benefit of employees of the Company whose employment has been terminated prior to the Effective Time and who are entitled to participate in the Incentive Plan and may be enforced by them).

  Section 9.9 Failure or Indulgence Not Waiver, Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

  Section 9.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware.

  Section 9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

  Section 9.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  IN WITNESS WHEREOF, MergerCo and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          Wheels MergerCo LLC

                                                     /s/ Andrew Africk
                                          By: _________________________________
                                            Name: Andrew Africk
                                            Title: Manager

                                          XTRA Corporation

                                                    /s/ Michael J. Soja
                                          By: _________________________________
                                            Name: Michael J. Soja
                                            Title: Vice President and Chief
                                                 Financial Officer

                                                                      EXHIBIT A

                         CERTIFICATE OF INCORPORATION
                                      OF
                               XTRA CORPORATION

  FIRST: The name of the Corporation is XTRA Corporation (hereinafter the "Corporation").

  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 50,000,000 shares of Common Stock, each having a par value of $.50.

  FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

    (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

    (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

    (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

    (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article FIFTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

    (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

    (6) The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to be a director or officer of this Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any repeal or modification of the foregoing provisions of this Section 6 shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

  SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

  SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                                                                        ANNEX A

                           FORM OF AFFILIATE LETTER

Gentlemen:

  The undersigned, a holder of shares of common stock, par value $.50 per share ("Company Shares"), of XTRA Corporation, a Delaware corporation (the "Company"), is entitled to retain and receive in connection with the merger (the "Merger") of the Company with Wheels MergerCo LLC, a Delaware limited liability company ("MergerCo"), securities (collectively, the "Securities") of the Company. The undersigned acknowledges that the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933 (the "Act"), although nothing contained herein should be construed as an admission of such fact.

  If the undersigned were an affiliate under the Act, the undersigned's ability to sell, assign or transfer the Securities retained by the undersigned pursuant to the Merger may be restricted unless such transaction is registered under the Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Act.

  The undersigned hereby represents to and covenants with the Company that the undersigned will not sell, assign or transfer any of the Securities retained by the undersigned pursuant to the Merger except (i) pursuant to an effective registration statement under the Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of independent counsel reasonably satisfactory to the Company or as described in a "no-action" or interpretive letter from the Staff of the Securities and Exchange Commission (the "SEC"), is not required to be registered under the Act.

  In the event of a sale or other disposition by the undersigned of Securities pursuant to Rule 145, the undersigned will supply the Company with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto.

  The undersigned understands that the Company may instruct its transfer agent to withhold the transfer of any Securities disposed of by the undersigned, but that upon receipt of such evidence of compliance the transfer agent shall effectuate the transfer of the Securities sold as indicated in the letter.

  The undersigned acknowledges and agrees that appropriate legends will be placed on certificates representing Securities retained by the undersigned in the Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to the Company from independent counsel reasonably satisfactory to the Company to the effect that such legends are no longer required for purposes of the Act.

  The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Securities and (ii) the receipt by MergerCo of this letter is an inducement and a condition to MergerCo's obligations to consummate the Merger.

                                          Very truly yours,

Dated:

                                                                        ANNEX B

                           FORM OF VOTING AGREEMENT

  Voting Agreement, dated as of June 18, 1998 (this "Agreement"), by and among Wheels MergerCo LLC, a Delaware limited liability company ("MergerCo"), and
          (the "Stockholder").

  Whereas, MergerCo and XTRA Corporation, a Delaware corporation (the "Company"), propose to enter into an Agreement and Plan of Merger and Recapitalization, dated as of the date hereof (the "Recapitalization Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Recapitalization Agreement), providing for the merger (the "Merger") of MergerCo with and into the Company, upon the terms and subject to the conditions set forth in the Merger Agreement (a copy of which is attached hereto as Exhibit A); and

  Whereas, the Stockholder owns the number of shares of common stock, par value $.50 per share, of the Company (the "Common Stock") set forth on Schedule A attached hereto (such shares of Common Stock, together with any other shares of Common Stock that the Stockholder acquires beneficial ownership of after the date hereof and during the term of this Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, gift, devise or otherwise, being collectively referred to herein as the "Subject Shares"); and

  Whereas, as a condition to its willingness to enter into the Recapitalization Agreement, MergerCo has requested that the Stockholder enter into this Agreement.

  Now, Therefore, to induce MergerCo to enter into, and in consideration of its agreeing to enter into, the Recapitalization Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties hereto agree as follows:

  1. Representations and Warranties of Each Stockholder. The Stockholder hereby represents and warrants to MergerCo as follows:

    (a) Authority; No Conflicts. The Stockholder has all requisite power and authority to enter into and to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. execution, delivery and performance of this Agreement by the Stockholder, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of Stockholder. This Agreement has been duly authorized, executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by MergerCo, constitutes a legal, valid and binding obligation of the Stockholder, enforceable in accordance with its terms. Except for informational filings with the SEC, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, (i) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any certificate or articles of incorporation, bylaws, certificate or articles of limited partnership, limited partnership agreement, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder's property or assets, including the Subject Shares,
  (ii) to such Stockholder's knowledge, require any other filing with, or permit, authorization, consent or approval of, or notice to, any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational, or (iii) to such Stockholder's knowledge, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder or any of the Stockholder's properties or assets, including the Subject Shares.

    (b) The Subject Shares. The Stockholder is the [record and] beneficial owner of, and has good and marketable title to, the Subject Shares set forth opposite its name* on Schedule A hereto and has, and
--------
* Provision only in Tiger Group Voting Agreements.

  throughout the term of this Agreement will have, good and marketable title to the Subject Shares free and clear of all Liens[, except Liens arising out of margin account borrowings with one or more brokerage firms on customary terms]*. The Stockholder does not own, beneficially or of record, any shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, other than the Subject Shares set forth opposite its name on Schedule A hereto. The Stockholder has the sole right and power to vote and dispose of the Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or transfer (other than the provisions of the Securities Act) of any of the Subject Shares, except as contemplated by this Agreement.

    (c) Brokers. No broker, finder, investment banker or other person retained by the Stockholder is entitled to any brokerage, finder's or other fee or commission in connection with the execution of this Agreement by the Stockholder or the performance by the Stockholder of its obligations hereunder.

    (d) Proxies. The Stockholder represents that there are no proxies heretofore given in respect of the Stockholder's Subject Shares.

  2. Representations and Warranties of MergerCo. MergerCo hereby represents and warrants to each Stockholder as follows:

    (a) Existence; Authority; Conflicts. MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by MergerCo, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of MergerCo. This Agreement has been duly authorized, executed and delivered by and on behalf of MergerCo and, assuming due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of MergerCo enforceable in accordance with its terms. Except for informational filings with the SEC, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, (i) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any certificate or articles of incorporation, bylaws, certificate or articles of limited partnership, limited partnership agreement, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to MergerCo or to the MergerCo's property or assets, (ii) require any filing with, or permit, authorization, consent or approval of, or notice to, any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to MergerCo or any of the MergerCo's properties or assets.

    (b) Brokers. No broker, finder, investment banker or other person is entitled to any brokerage, finder's or other fee or commission for which the Stockholder will be liable in connection with the execution of this Agreement by MergerCo or the performance by MergerCo of its obligations hereunder.

    (c) Complete Agreement; No Additional Agreements. This Agreement represents the complete agreement between MergerCo and the Stockholder, and there are no additional agreements between MergerCo and any other stockholder of the Company with respect to any matter referenced herein.

  3. Covenants of the Stockholder. Until the termination of this Agreement in accordance with Section 8 hereof, the Stockholder agrees, subject to the terms and conditions of this Agreement, as follows:

--------

* Provision only in Trinity Voting Agreement

    (a) Voting of Subject Shares for the Merger. At any meeting of stockholders of the Company called to vote upon the Merger and the Recapitalization Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Recapitalization Agreement is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption by the Company of the Recapitalization Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Recapitalization Agreement (provided that the Stockholder shall not be required to vote in favor or the Recapitalization Agreement or the Merger if the Recapitalization Agreement has, without the written consent of the Stockholder, been amended in any manner that is material and adverse to the Stockholder).

    (b) Voting of Subject Shares Against Competing Proposals. During the term of this Agreement, Stockholder hereby agrees that it will vote any of the Subject Securities against the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Recapitalization Agreement.

    (c) Proxies. As security for the agreements of the Stockholder provided for herein, the Stockholder hereby grants to MergerCo and to Michael Gross and Andrew Africk, each in his individual capacity as an officer of MergerCo and to any individual who shall succeed to any such officer of MergerCo, a proxy to vote the Subject Shares as indicated in Sections 3(a) and 3(b) above. The Stockholder agrees that this proxy shall be irrevocable during the term of this Agreement and coupled with an interest and each will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by the Stockholder with respect to the Subject Shares. The proxy granted pursuant to this Section 3(c) shall not affect the Stockholder's ability to make an election, pursuant to the terms and conditions of the Recapitalization Agreement, to receive cash or stock as consideration in the Merger and (ii) shall terminate upon the termination of this Agreement pursuant to Section 8. Each Stockholder hereby affirms that each irrevocable proxy granted pursuant to this Section 3(c) is given in connection with the execution of the Recapitalization Agreement, and that each such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that each such irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all that the holder of each irrevocable proxy may lawfully do or cause to be done by virtue hereof. Each such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL; provided, that each such irrevocable proxy shall terminate upon termination of this Agreement pursuant to Section 8.

    (d) Transfer Restrictions. Prior to the termination of this Agreement, the Stockholder agrees not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift or by contribution or distribution or otherwise) (or consent to any of the foregoing) (collectively, "Transfer"), or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any of the Subject Shares or any interest therein other than pursuant to the terms hereof and the Recapitalization Agreement, (ii) enter into any voting arrangement or understanding, whether by proxy, voting agreement or otherwise, or (iii) take any action that would make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement.

    (e) Appraisal Rights. The Stockholder hereby irrevocably waives any rights of appraisal with respect to the Merger or rights to dissent from the Merger that the Stockholder may have.

    (f) Acquisition Proposals. During the term of this Agreement, the Stockholder shall not, nor shall it permit any investment banker, financial advisor, attorney, accountant or other representatives retained by it, to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that may lead to an

  Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any proposed Acquisition Proposal.

    (g) Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock, or the acquisition of additional shares of Common Stock or other voting securities of the Company by the Stockholder, the number of Subject Shares listed in Schedule A beside the name of the Stockholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other voting securities of the Company issued to or acquired by such Stockholder.

    (h) Affiliate Letter. The Stockholder shall deliver to MergerCo on or prior to the Effective Time a written agreement substantially in the form attached as Annex A to the Recapitalization Agreement.

  4. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, proxies, documents and other instruments as MergerCo or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement. If MergerCo or its affiliates enters into any agreement with any other stockholder of the Company having a purpose or effect substantially similar to that of this Agreement on financial or other terms (with respect to such other stockholder) more favorable than the terms of this Agreement, the Stockholder will have the right to elect any of the benefits thereof, as they may be amended or waived from time to time. The preceding sentences shall not apply to any arrangements entered into with management of the Company.

  5. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that MergerCo may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any affiliate of MergerCo. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their permitted assigns and their respective successors (including the Company as successor to MergerCo pursuant to the Merger).

  6. Public Announcement. Neither MergerCo nor the Stockholder shall issue any press release or make any public statement without the prior written consent of the other parties hereto, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

  7. Term; Termination. This Agreement shall become effective upon execution and delivery by all of the parties hereto and this Agreement shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect, except as otherwise provided herein, immediately following the earliest to occur of (x) the Effective Time or (y) the termination of the Recapitalization Agreement pursuant to its terms. Nothing in this Section 7 shall relieve any party of liability for breach of this Agreement.

  8. Compliance with Rule 144(c). For a period of two years following the Effective Time, the Company shall comply with all requirements of Rule 144(c) promulgated under the Securities Act of 1933.

  9. General Provisions.

    (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

    (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to MergerCo in accordance with Section 9.2 of the Recapitalization Agreement and to the Stockholder as set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

    (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

    (d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

    (e) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

    (f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    (g) Voidability. If prior to the execution hereof, the Board of Directors of the Company shall not have duly and validly authorized and approved by all necessary corporate action, this Agreement, the Recapitalization Agreement and the transactions contemplated hereby and thereby, so that by the execution and delivery hereof MergerCo would become, or could reasonably be expected to become an "interested stockholder" with whom the Company would be prevented for any period pursuant to Section 203 of the DGCL from engaging in any "business combination" (as such terms are defined in Section 203 of the DGCL), then this Agreement shall be void and unenforceable until such time as such authorization and approval shall have been duly and validly obtained.

    (h) Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

  10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court of the United States located in the Southern District of the State of New York or in a New York state court located in Manhattan, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the Southern District of the State of New York or any New York state court located in Manhattan in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the Southern District of the State of New York or a New York state court located in Manhattan and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

  In Witness Whereof, MergerCo and the Stockholder have each caused this Agreement to be signed by its signatory thereunto duly authorized each as of the date first written above.

                                       Wheels MergerCo LLC

                                                    /s/ Andrew Africk
                                       By:____________________________________
                                          Name: Andrew Africk
                                          Title: Manager

                                       [          ]

                                       By:

                                           By:_________________________________
                                              Name:
                                              Title:

                                                                        ANNEX C

June 18, 1998

Board of Directors
XTRA Corporation
60 State Street
Boston, MA 02109-1826

Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $.50 per share (the "Shares"), of XTRA Corporation (the "Company") of the aggregate consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger and Recapitalization, dated June 18, 1998 (the "Agreement"), among Wheels MergerCo LLC ("MergeCo"), a limited liability company organized at the direction of Apollo Management, L.P., and its investing affiliates (collectively, "Apollo"), and the Company. The Agreement provides for the merger (the "Merger") of MergeCo with and into the Company pursuant to which each holder of a Share shall be entitled either (i) to retain such Share or (ii) to receive $65.00 in cash for such Share, subject to certain election and proration procedures set forth in the Agreement, as to which we express no view. It is our understanding that the holders will receive cash for approximately 97% of their Shares and retain the balance of such Shares (the "Aggregate Consideration").

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as manager of various medium-term notes issuances and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We have also provided investment banking services from time to time to Apollo and its affiliates and may do so in the future.

  In connection with this opinion, we have reviewed, among other things, the Agreement; each Voting Agreement, dated June 18, 1998, entered into between MergeCo and certain stockholders; the Annual Reports on Form 10-K of the Company for the five fiscal years ended September 30, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management without giving effect to the Merger. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, reviewed the financial terms of certain recent business combinations in the equipment leading industry specifically and other industries generally, and performed such other studies and analyses as we considered appropriate.

  We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the financial forecasts provided to us and discussed with us with respect to the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have also assumed with your consent that the Merger will be treated as a recapitalization in accordance with generally accepted accounting principles. We have not made an independent evaluation or appraisal with respect to the assets and liabilities of the Company or concerning the solvency or fair value of the Company for any state law or federal bankruptcy law purposes, and we have not been furnished with any such evaluation or appraisal. We are not expressing any opinion herein on the prices at which the Shares are likely to trade following the consummation of the Merger, which may vary depending upon, among other factors, changes in business, market or general economic conditions, liquidity and other factors that generally influence the price of securities. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction or what election any such holder should make in connection with the Merger.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Aggregate Consideration to be received by the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          Goldman, Sachs & Co.

                                                                        ANNEX D

                               XTRA CORPORATION

                  1998 STOCK OPTION AND INCENTIVE AWARD PLAN

1.PURPOSE

  XTRA Corporation ("the Company") hereby establishes the Company 1998 Stock Option and Incentive Award Plan (the "Plan"). The purpose of the Plan is to align the interests of officers, other employees and independent contractors of the Company and its Subsidiaries with those of the Company's stockholders; to reinforce corporate, organizational and business-development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; and to reward the performance of individual officers, other employees and independent contractors in fulfilling their personal responsibilities for long-range achievements.

2.DEFINITIONS

  The following terms, as used herein, shall have the following meanings:

  (a) "Annual Incentive Compensation Award" shall mean an Award, pursuant to the Annual Incentive Compensation Program, contingent upon the attainment of Performance Goals with respect to a Performance Period.

  (b) "Annual Incentive Compensation Program" shall mean the program set forth in Section 8 of the Plan.

  (c) "Award" shall mean any Option, Restricted Stock, Stock Unit, Incentive Unit, Annual Incentive Compensation Award or freestanding SAR granted pursuant to the Plan.

  (d) "Award Agreement" shall mean any written agreement, contract, or other instrument or document between the Company and a Participant evidencing an Award.

  (e) "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

  (f)  "Board" shall mean the Board of Directors of the Company.

  (g) "Cause" shall mean, unless otherwise defined in the applicable Award Agreement (i) the engaging by the Participant in willful misconduct that is injurious to the Company or its Subsidiaries, (ii) the embezzlement or misappropriation of funds or property of the Company or its Subsidiaries by the Participant or the conviction of the Participant of a felony or the entrance of a plea of guilty or nolo contendre by the Participant to a felony, or (iii) the willful failure or refusal by the Participant to substantially perform his duties or responsibilities that continues after being brought to the attention of the Participant (other than any such failure resulting from the Participant's incapacity due to Disability). For purposes of this paragraph, no act, or failure to act, on the Participant's part shall be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company and its Subsidiaries. Determination of Cause shall be made by the Board in its sole discretion. Any such determination shall be final and binding on a Participant.

  (h) A "Change in Control" shall have occurred in the event that any Person (other than Apollo Investment Fund IV, L.P. or any affiliate thereof, or any fund managed by Apollo Management, L.P. or any of its affiliates (collectively, "Apollo"), or Interpool, Inc., shall be or become the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company, Apollo or Interpool, Inc.) representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

  (i)  "Code" shall mean the Internal Revenue Code of 1986, as amended.

  (j)  "Company" shall mean XTRA Corporation.

  (k) "DERs" shall mean dividend equivalent rights credited in respect of Stock Units granted hereunder.

  (l) "Disability" shall mean a physical or mental condition that the Company determines prevents the Participant from substantially performing his duties or responsibilities for a period of (i) six (6) consecutive months or (ii) six (6) months in any twenty-four (24) month period.

  (m) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  (n) "Fair Market Value" of a share of Stock on any date shall be the fair market value of such Stock as determined by the Board in its sole discretion; provided that (A) if the Stock is admitted to trading on a national securities exchange, Fair Market Value on any date shall be the last sale price reported for the Stock on such exchange on such date or, if none, the next earlier date on which a sale was reported;
       (B) if the Stock is admitted to quotation on the Nasdaq National Market or other comparable quotation system, Fair Market Value on any date shall be the last sale price reported for the Stock on such system on such date or, if none, the next earlier date on which a sale was reported; or (C) if the Stock is admitted to quotation on the Nasdaq Stock Market, Fair Market Value on any date shall be the average of the highest bid and lowest asked prices of the Stock on such system on such date.

  (o) "Incentive Stock Option" shall mean an Option intended to meet the requirements of Section 422 of the Code, or any successor provision, and that is designated by the Board as an Option intended to be an Incentive Stock Option.

  (p) "Incentive Unit" shall mean a unit that is assigned a dollar value and that relates to a Long-Term Incentive Compensation Award.

  (q) "Long-Term Incentive Compensation Award" shall mean an Award, granted pursuant to the Long-Term Incentive Compensation Program, the payment of which is contingent upon the attainment of Performance Goals with respect to a Performance Period.

  (r) "Long-Term Incentive Compensation Program" shall mean the program set forth in Section 7 of the Plan.

  (s) "Nonqualified Stock Option" shall mean an Option other than an Incentive Stock Option.

  (t) "Option" shall mean the right, granted pursuant to this Plan, of a holder to purchase shares of Stock under the Stock Option and SAR Program at an exercise price and upon the terms to be specified by the Board.

  (u) "Participant" shall mean a director, officer, other employee or independent contractor of XTRA or any of its Subsidiaries who is, pursuant to Section 4 of the Plan, selected to participate herein.

  (v) "Performance Goal" shall mean the criteria and objectives, determined by the Board, that must be met during the applicable Performance Period as a condition of vesting or of the Participant's receipt of payment (or, in the case of Restricted Stock, the lapse of restrictions) with respect to an Award.

  (w) "Performance Period" shall mean (i) with respect to the Long-Term Incentive Compensation Program, the period of five (5) consecutive Plan Years or such other period (which in no case may be less than one (1) Plan Year) as may be determined by the Board, (ii) with respect to the Annual Incentive Compensation Program, each Plan Year and (iii) with respect to all other Awards, such period as the Board shall determine.

  (x) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

  (y) "Plan" shall mean the XTRA Corporation 1998 Stock Option and Incentive Award Plan.

  (z)  "Plan Year" shall mean the Company's fiscal year.

  (aa) "Restricted Stock" shall mean any shares of Stock issued to a Participant, without payment to the Company, pursuant to Section 7(a) of the Plan.

  (bb) "Retirement" shall mean retirement of a Participant from the employ of the Company and its Subsidiaries in accordance with the terms of the XTRA 401(k) Savings and Retirement Plan or any successor plan thereto or, if a Participant is not covered by such plan, such retirement on or after such Participant's 65th birthday.

  (cc) "SAR" shall mean a tandem or freestanding stock appreciation right, granted to a Participant under Section 6(a) or 6(b), as the case may be, to be paid an amount measured by the appreciation in the Fair Market Value of Stock from the date of grant to the date of exercise of the right.

  (dd) "Stock" shall mean shares of common stock, par value $.50 per share, of the Company.

  (ee) "Stock Option and SAR Program" shall mean the program set forth in
       Section 6 hereof.

  (ff) "Stock Unit" shall mean a unit that represents a share of Stock and that relates to a Long-Term Incentive Compensation Award.

  (gg) "Subsidiary" shall mean any entity in which the Company directly or through intervening subsidiaries owns at least a majority interest of the total combined voting power or value of all classes of stock or, in the case of an unincorporated entity, at least a majority in the capital and profits.

  (hh) "Ten Percent Stockholder" shall mean a Participant who, at the time an Incentive Stock Option is to be granted to such Participant, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company.

3.ADMINISTRATION

  The Plan shall be administered by the Board or by a committee designated by the Board to administer the Plan. The Board shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the type and number of Awards to be granted, the number of shares of Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, exchanged or surrendered (provided that in no event shall the foregoing be construed to permit the repricing of an Option (whether by amendment, cancellation and regrant or otherwise) to a lower exercise price); to make adjustments in the Performance Goals in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations or accounting principles; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Award Agreements; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

  The Board may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Board or any person to whom it has delegated such duties may employ one or more persons to render advice with respect to any responsibility the Board or such person may have under the Plan. All decisions, determinations and interpretations of the Board shall be final and binding on all persons, including the Company, the Participants (or any person claiming any rights under the Plan from or through any Participant) and any stockholder.

  No member of the Board shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4.ELIGIBILITY

  Awards may be granted to directors, officers, other employees and independent contractors of the Company or any of its Subsidiaries in the sole discretion of the Board. In determining the persons to whom Awards shall be granted and the type of Award, the Board shall take into account such factors as the Board shall deem relevant in connection with accomplishing the purposes of the Plan.

5.STOCK SUBJECT TO THE PLAN; LIMITATION ON GRANTS

  The maximum number of shares of Stock reserved for issuance pursuant to the Plan shall be 250,000 shares, subject to adjustment as provided herein. Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the Participant, the shares of Stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, the tandem Award shall be cancelled to the extent of the number of shares of Stock as to which the Award is exercised and, notwithstanding the foregoing, such number of cancelled shares shall no longer be available for Awards under the Plan. Upon a cash payment made in respect of outstanding Stock Units or freestanding SARs, the number of shares represented by such Stock Units or SARs shall no longer be available for Awards under the Plan. Upon withholding of Stock Units to satisfy withholding tax liability of a Participant, the number of shares so withheld shall no longer be available for Awards under the Plan.

  In the event that the Board shall determine that any dividend or other distribution (whether in the form of cash, Stock or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Board shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of Stock that may thereafter be issued in connection with Awards, (ii) the number and kind of shares of Stock issued or issuable in respect of outstanding Awards and (iii) the exercise price, grant price, or purchase price relating to any Award; provided that, with respect to Incentive Stock Options, such adjustment shall be made in accordance with Section 424 of the Code.

6.STOCK OPTION AND SAR PROGRAM

  Each Option or freestanding SAR granted pursuant to this Section 6 shall be evidenced by an Award Agreement, in such form and containing such terms and conditions as the Board shall from time to time approve, which Award Agreement shall comply with and be subject to the following terms and conditions, as applicable.

  (a)STOCK OPTIONS

    (1)Number of Shares. Each Award Agreement shall state the number of shares of Stock to which the Option relates. In the event that the Company becomes subject to Section 162(m) of the Code, then beginning with the Plan Year during which the Company becomes subject to Section 162(m), the number of shares of Stock subject to Options granted to any one Participant in any Plan Year shall not exceed one-third of the total number of shares of Stock reserved for issuance pursuant to the Plan as provided in Section 5 hereof.

    (2)Type of Option. Each Award Agreement shall specifically state that the Option constitutes an Incentive Stock Option or a Nonqualified Stock Option.

    (3)Exercise Price. Each Award Agreement shall state the exercise price, which shall not be less than fifty percent (50%) of the Fair Market Value of the shares of Stock covered by the Option on the date of grant. The exercise price shall be subject to adjustment as provided in Section 5 hereof.

    (4)Method and Time of Payment. The exercise price shall be paid in full at the time of exercise. The exercise price may be paid (i) in cash or by check, (ii) by the tender by the Participant to the Company of outstanding shares of Stock, (iii) by means of a copy of irrevocable instructions to a registered broker/dealer to deliver promptly to the Company an amount of proceeds from the sale of shares of Stock to be issued pursuant to the Option being exercised or of a loan made with respect to shares of Stock to be issued pursuant to the Option being exercised sufficient, in either case, to pay the exercise price, (iv) in the sole discretion of the Board, by authorizing the Company to withhold whole shares of Stock which would otherwise be delivered upon exercise of the Option or (v) a combination of any of the foregoing, in any case, in an amount having a value equal to such exercise price. The value of any Stock tendered pursuant to the preceding sentence shall be the Fair Market Value of such Stock as of the last trading day prior to the date of exercise.

    (5)Term and Exercisability of Options. Each Award Agreement shall provide that each Option shall become exercisable under the terms and in accordance with the vesting schedule that shall be established by the Board at the time that the Award is granted; provided that the Board shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. Options may be subject to such other conditions including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such Options and Performance Goals with respect to which the vesting of Options may be contingent, as the Board may prescribe in its discretion in the applicable Award Agreement. The exercise period shall be ten (10) years from the date of the grant of the Option or such shorter period as is determined by the Board. The exercise period shall be subject to earlier termination as provided in Section 6(a)(6) hereof. An Option may be exercised, as to any or all full shares of Stock as to which the Option has become exercisable, by written notice delivered in person or by mail to the Secretary of the Company, specifying the number of shares of Stock with respect to which the Option is being exercised. For purposes of the preceding sentence, the date of exercise shall be deemed to be the date upon which the Secretary of the Company receives such notification.

    (6)Termination of Employment. Unless otherwise provided in the applicable Award Agreement, in the event that a Participant ceases to be employed by (or, in the case of a non-employee, ceases to perform services for the Company) the Company or any Subsidiary (in each case, a "termination of employment"), all the outstanding Options held by such Participant shall be treated as follows:

      (A)Cause. If the Participant is terminated from his employment with the Company or any Subsidiary for Cause, all the Options (whether vested or unvested) shall automatically terminate and be cancelled (without any action on the part of the Company) on the date of the termination of employment.

      (B)Disability. If the Participant is terminated from his employment with the Company or any Subsidiary by reason of Disability, all unvested Options shall automatically terminate and be cancelled (without any action on the part of the Company) on the date of termination of employment. All Options that have vested prior to such date shall remain exercisable for a period of one year following such date.

      (C)Death. If the Participant dies while employed by the Company or any Subsidiary, all unvested Options shall automatically terminate and be cancelled (without any action on the part of the Company) on the date of death. Following the Participant's death his executors, administrators, legatees or distributees may exercise the Options that have vested prior to the date of death for a period of one year following the date of death.

      (D)Other Terminations of Employment. If the Participant's employment with the Company or any Subsidiary is terminated for any other reason, all unvested Options shall automatically terminate and be cancelled (without any action on the part of the Company) on the date of termination of employment. All Options that have vested prior to such date shall remain exercisable for a period of (i) ninety (90) days following such date, in the event that the Company has terminated the Participant's employment or (ii) thirty (30) days, in the event that the Participant has terminated his or her employment with the Company, in either case, pursuant to this subparagraph (D).

    Notwithstanding the foregoing, in the case of a Nonqualified Stock Option, the Board may provide, after the time the Option is granted, that the Option may be exercised after the periods provided for in this
    Section 6(a)(6), but in no event beyond the original term of the Option.

    (7)Tandem Stock Appreciation Rights. The Board shall have authority to grant a tandem SAR to the grantee of any Option under the Plan with respect to all or some of the shares of Stock covered by such related Option. A tandem SAR shall, except as provided in this paragraph (7), be subject to the same terms and conditions as the related Option. Each tandem SAR granted pursuant to the Plan shall be reflected in the Award Agreement relating to the related Option.

      (A)Time of Grant. A tandem SAR may be granted either at the time of grant or at any time thereafter during the term of the Option; provided that tandem SARs related to Incentive Stock Options may only be granted at the time of grant of the related Option.

      (B)Payment. A tandem SAR shall entitle the holder thereof, upon exercise of the tandem SAR or any portion thereof, to receive payment of an amount computed pursuant to paragraph (D) below and payable in the form determined pursuant to paragraph (G) below.

      (C)Exercise. A tandem SAR shall be exercisable at such time or times and only to the extent that the related Option is or has become exercisable and shall not be transferable except to the extent the related Option is or has become transferable. A tandem SAR shall be exercisable only if the Fair Market Value of a share of Stock on the date of exercise exceeds the exercise price specified in the related Option.

      (D)Amount Payable. Upon the exercise of a tandem SAR, the Participant shall be entitled to receive an amount determined by multiplying (i) the excess of the Fair Market Value of a share of Stock on the date of exercise of such SAR over the exercise price of the related Option, by
    (ii) the number of shares of Stock as to which such tandem SAR is being exercised. Notwithstanding the foregoing, the Board may limit in any manner the amount payable with respect to any tandem SAR by including such a limit at the time it is granted.

      (E)Treatment of Related Options and Tandem SARs Upon Exercise. Upon the exercise of a tandem SAR, the related Option shall be cancelled to the extent of the number of shares of Stock as to which the tandem SAR is exercised and upon the exercise of an Option granted in connection with a tandem SAR, the tandem SAR shall be cancelled to the extent of the number of shares of Stock as to which the Option is exercised.

      (F)Method of Exercise. Tandem SARs shall be exercised by a Participant only by a written notice delivered in person or by mail to the Secretary of the Company, specifying the number of shares of Stock with respect to which the tandem SAR is being exercised. For purposes of this paragraph (F), the date of exercise shall be deemed to be the date upon which the Secretary of the Company receives such notification.

      (G)Form of Payment. Payment of the amount determined under paragraph
    (D) above may be made solely in whole shares of Stock in a number determined based upon their Fair Market Value on the date of exercise of the tandem SAR or, at the sole discretion of the Board, solely in cash, or in a combination of cash and shares of Stock as the Board deems advisable. If the Board decides to make full payment in shares of Stock, and the amount payable results in a fractional share, payment for the fractional share shall be made in cash. Notwithstanding the foregoing, to the extent required by Rule 16b-3 promulgated under the Exchange Act, no payment in the form of cash may be made upon the exercise of a tandem SAR to a Participant who is subject to the reporting requirements of Section 16(a) of the Exchange Act unless the exercise of such SAR is made during the period beginning on the third business day and ending on the twelfth business day following the date of release for publication of the Company's quarterly or annual statements of earnings or is otherwise made under circumstances that comply with such Rule 16b-3.

    (8)Incentive Stock Options. Options granted as Incentive Stock Options shall be subject to the following special terms and conditions, in addition to the general terms and conditions specified in this Section 6.

      (A)Value of Shares. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and all other Plans of the Company become exercisable for the first time by each Participant during any calendar year shall not exceed $100,000.

      (B)Exercise Price. The exercise price relating to any Incentive Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of the shares of Stock on the date of grant of such Incentive Stock Option.

      (C)Ten Percent Stockholder. In the case of an Incentive Stock Option granted to a Ten Percent Stockholder, (x) the exercise price shall not be less than one hundred ten percent (110%) of the Fair Market Value of the shares of Stock on the date of grant of such Incentive Stock Option and (y) the exercise period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.

    (b)FREESTANDING STOCK APPRECIATION RIGHTS. The Board shall have authority to grant a freestanding SAR that is not related to any Option. Freestanding SARs shall be subject to the following terms and conditions:

    (9)Number of Shares. Each Award Agreement shall state the number of shares of Stock to which the freestanding SARs relate.

    (10)Exercise Price. Each Award Agreement shall state the exercise price, which shall not be less than one hundred percent (100%) of the Fair Market Value of the shares of Stock (to which the freestanding SARs relate) on the date of grant. The exercise price shall be subject to adjustment as provided in Section 5 hereof.

    (11)Term and Exercisability of Freestanding SARs. Each Award Agreement shall provide the exercise schedule for the freestanding SAR as determined by the Board, provided that the Board shall have the authority to accelerate the exercisability of any freestanding SAR at such time and under such circumstances as it, in its sole discretion, deems appropriate. The exercise period shall be ten (10) years from the date of the grant of the freestanding SAR or such shorter period as is determined by the Board. The exercise period shall be subject to earlier termination as provided in paragraph (b)(7) hereof. A freestanding SAR may be exercised, as to any or all full shares of Stock as to which the freestanding SAR has become exercisable, by written notice delivered in person or by mail to the Secretary of the Company, specifying the number of shares of Stock with respect to which the freestanding SAR is being exercised. For purposes of the preceding sentence, the date of exercise shall be deemed to be the date upon which the Secretary of the Company receives such notification.

    (12)Payment. A freestanding SAR shall entitle the holder thereof, upon exercise of the freestanding SAR or any portion thereof, to receive payment of an amount computed pursuant to paragraph (5) below.

    (13)Amount Payable. Upon the exercise of a freestanding SAR, the Participant shall be entitled to receive an amount determined by multiplying (i) the excess of the Fair Market Value of a share of Stock on the date of exercise of such SAR over the exercise price of such SAR by
  (ii) the number of shares of Stock as to which such freestanding SAR is being exercised. Notwithstanding the foregoing, the Board may limit in any manner the amount payable with respect to any freestanding SAR by including such a limit at the time it is granted.

    (14)Form of Payment. Payment of the amount determined under paragraph (5) above may be made solely in whole shares of Stock in a number determined based upon their Fair Market Value on the date of exercise of the freestanding SAR or, at the sole discretion of the Board, solely in cash, or in a combination of cash and shares of Stock as the Board deems advisable. If the Board decides to make full payment in shares of Stock, and the amount payable results in a fractional share, payment for the fractional share shall be made in cash. Notwithstanding the foregoing, to the extent required by Rule 16b-3 promulgated under the Exchange Act, no payment in the form of cash may be made upon the exercise of a freestanding SAR to a Participant who is subject to the reporting requirements of
  Section 16(a) of the Exchange Act unless the exercise of such SAR is made during the period beginning on the third business day and ending on the twelfth business day following the date of release for publication of the Company's quarterly or annual statements of earnings or is otherwise made under circumstances which comply with such Rule 16b-3.

    (15)Termination. The terms and conditions set forth in Section 6(a)(6) hereof, relating to exercisability of Options in the event of termination of employment with the Company, shall apply equally with respect to the exercisability of freestanding SARs following termination of employment.

7.LONG-TERM INCENTIVE COMPENSATION PROGRAM

  Awards granted pursuant to this Section 7 shall be evidenced by an Award Agreement in such form as the Board shall from time to time approve and the terms and conditions of such Awards shall be set forth therein. Awards may be granted in the form of Restricted Stock, Stock Units or Incentive Units.

  (a)RESTRICTED STOCK. The Board shall determine the number of shares of Restricted Stock granted pursuant to the Award and the Performance Goals for the Performance Period, the attainment of which shall cause the restrictions to lapse in whole or in part and allow all or a specified portion of the Restricted Stock to vest, as specified in the Award Agreement.

    (1)Restrictions. During the Performance Period, shares of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution. Certificates for shares of Stock issued pursuant to Awards of Restricted Stock shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares of Stock in contravention of such restrictions shall be null and void and without effect. During the Performance Period, such certificates shall be held in escrow by an escrow agent appointed by the Board.

    (2)Ownership. Except to the extent otherwise set forth in the Award Agreement, during the Performance Period the Participant shall possess all incidents of ownership of such shares, subject to Section 7(a)(1), including the right to receive dividends with respect to such shares and to vote such shares.

  (b)INCENTIVE UNITS. The Board shall determine the value of Incentive Units granted pursuant to the Award and the Performance Goals for the Performance Period with respect to such Award. Unless otherwise provided by the Board in connection with specified terminations of employment, payment in respect of Incentive Units shall be made only if and to the extent that the Performance Goals with respect to such Performance Period are attained. Performance Goals may include a level of performance below which no payment shall be made and levels of performance at which specified percentages (which may be greater than one hundred percent (100%)) of the value of the Incentive Units shall be paid.

  (c)STOCK UNITS. The Board shall determine the number of Stock Units granted pursuant to the Award and the Performance Goals for the Performance Period with respect to such Award. Unless otherwise provided by the Board in connection with specified terminations of employment, payment in respect of the Stock Units shall be made only if and to the extent that the Performance Goals with respect to such Performance Period are attained. Performance Goals may include a level of performance below which no payment shall be made and levels of performance at which payment shall be made in respect of specified percentages (not to exceed one hundred percent (100%)) of such Stock Units.

    (1)DERs. Outstanding Stock Units shall be credited with DERs based upon dividends paid on outstanding shares of Stock between the date such Stock Units are granted and the date of payment in respect of such Stock Units. Such DERs, once credited, shall be converted into an equivalent number of Stock Units (including fractional Stock Units).

      (A)DERs based on dividends paid in cash shall be credited, as of each dividend payment date, in accordance with the following formula:

      (A x B) / C

    in which "A" equals the number of shares to which the Stock Units relate, "B" equals the cash dividend per share and "C" equals the Fair Market Value per share of Stock on the dividend payment date.

      (B)If a dividend is paid in property other than cash, DERs shall be credited, as of the dividend payment date, in accordance with the formula set forth above, except that "B" shall equal the fair market value per share of the property that the holder of the Stock Unit would have received (as determined by the Board in its sole discretion) in respect of the number of shares of Stock underlying such Stock Unit had such shares been owned as of the record date for such dividend.

  (d)TIME AND FORM OF PAYMENT. Unless otherwise determined by the Board, all payments in respect of Stock Units and Incentive Units granted under this Section 7 shall be made within a reasonable period after the end of the Performance Period. Payments in respect of Stock Units and Incentive Units shall be made either in cash or in Stock, or in a combination of cash and Stock, as determined by the Board. For purposes of the preceding sentence, (1) the Fair Market Value of Stock (as of the date of payment) delivered in full or partial payment of Incentive Units shall equal the portion of the value of Incentive Units (determined as of the end of the Performance Period) with respect to which such payment is being made and (2) the amount of cash delivered in full or partial payment of Stock Units shall equal the Fair Market Value (as of the end of the Performance Period) of the number of shares of Stock relating to the Stock Units with respect to which such cash payment is being made.

  (e)TERMINATION AND MISSED PERFORMANCE GOALS. Subject to such exceptions as may be determined by the Board, if the Participant's continuous employment with the Company or any of its Subsidiaries shall terminate for any reason prior to the expiration of the Performance Period of an Award, or to the extent any Performance Goals for the Performance Period are not met, (i) any shares of Restricted Stock remaining subject to restrictions shall thereupon be forfeited by the Participant and transferred to, and reacquired by, the Company at no cost to the Company and (ii) any and all rights to payment in respect of Incentive Units and Stock Units shall be forfeited by the Participant.

8.ANNUAL INCENTIVE COMPENSATION PROGRAM

  Awards granted pursuant to this Section 8 shall be evidenced by an Award Agreement in such form as the Board shall from time to time approve and the terms and conditions of such Awards shall be set forth therein.

  (a)IN GENERAL. The Board shall determine the amount of each Annual Incentive Compensation Award and shall specify with respect to a Performance Period the Performance Goals applicable to the Award. Unless otherwise provided by the Board in connection with specified terminations of employment, payment in respect of Annual Incentive Compensation Awards shall be made only if and to the extent that the Performance Goals with respect to such Performance Period are attained. Performance Goals may include a level of performance below which no payment shall be made and levels of performance at which specified percentages (which may not be greater than one hundred percent (100%)) of the Annual Incentive Compensation Award shall be paid.

  (b)TIME AND FORM OF PAYMENT. Unless otherwise determined by the Board, all payments in respect of Annual Incentive Compensation Awards granted under this
Section 8 shall be made within a reasonable period after the end of the Performance Period. Payments shall be made either in cash or in Stock, or in a combination of cash and Stock, as determined by the Board. For purposes of the preceding sentence, the Fair Market Value of Stock (as of the date of payment) delivered in full or partial payment of Annual Incentive Compensation Awards shall equal the portion of the value of Annual Incentive Compensation Awards (determined as of the end of the Performance Period) with respect to which such payment is being made.

  (c)TERMINATION AND MISSED PERFORMANCE GOALS. Subject to such exceptions as may be determined by the Board, if the Participant's continuous employment with the Company or any of its Subsidiaries shall terminate for any reason prior to the expiration of the Performance Period of an Award, or to the extent that any Performance Goals for the Performance Period are not met, any and all rights to payment in respect of Annual Incentive Compensation Awards shall be forfeited by the Participant.

9.CHANGE IN CONTROL

  Notwithstanding any other provision of the Plan, except as otherwise determined by the Board and set forth in the applicable Award Agreement, in the event of the occurrence of a Change in Control: each Option or SAR, the vesting of which is subject to the achievement of a performance goal, that is not vested as of such time shall no longer be subject to such performance-based vesting requirements but shall be subject only to the time-based vesting requirements contained in the Award Agreement setting forth the terms of such Option or SAR; and each Annual Incentive Compensation Award shall no longer be subject to its performance-based vesting requirements but shall be subject only to the time-based vesting requirements contained in the Award Agreement setting forth the terms of such Annual Incentive Compensation Award.

10.GENERAL PROVISIONS

  (1)COMPLIANCE WITH LEGAL REQUIREMENTS. The Plan and the granting and exercising of Awards, and the other obligations of the Company under the Plan and any Award Agreement or other agreement shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Stock under any Award as the Company may consider appropriate and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Stock in compliance with applicable laws, rules and regulations.

  (2)NONTRANSFERABILITY. Upon the death of a Participant, outstanding Options granted to such Participant may be exercised only by the executor or administrator of the Participant's estate or by a person who shall have acquired the right to such exercise by will or by the laws of descent and distribution. No transfer of an Option by will or the laws of descent and distribution shall be effective to bind the Company unless the Board shall have been furnished with (1) written notice thereof and with a copy of the will and/or such evidence as the Board may deem necessary to establish the validity of the transfer and (2) an agreement by the transferee to comply with all the terms and conditions of the Option that are or would have been applicable to the Participant and to be bound by the acknowledgements made by the Participant in connection with the grant of the Option.

  During a Participant's lifetime, the Board may permit the transfer, assignment or other encumbrance of an outstanding Option unless (y) such Option is an Incentive Stock Option and the Board and the Participant intend that it shall retain such status or (z) the award is meant to qualify for the exemptions available under Rule 16b-3, nontransferability is necessary under Rule 16b-3 in order for the Option to so qualify and the Board and the Participant intend that it shall continue to so qualify. Following delivery by a Participant of written notice to the Secretary of the Company, the Board may, subject to any conditions as the Board may prescribe, permit the transfer by such Participant of any or all Options granted to such Participant pursuant to the Plan to members of his or her immediate family, including, but not limited to, children, grandchildren and spouse or to trusts for the benefit of such immediate family members or to partnerships in which such family members are the only partners; provided that no such transfer by any Participant may be made in exchange for consideration.

  (c)NO RIGHT TO CONTINUED EMPLOYMENT. Nothing in the Plan or in any Award granted or any Award Agreement or other agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or to be entitled to any remuneration or benefits not set forth in the Plan or such Award Agreement or other agreement or to interfere with or limit in any way the right of the Company to terminate such Participant's employment.

  (d)WITHHOLDING TAXES. Where a Participant or other person is entitled to receive shares of Stock pursuant to the exercise of an Option or is otherwise entitled to receive shares of Stock or cash pursuant to an Award hereunder, the Company shall have the right to require the Participant or such other person to pay to the Company the amount of any taxes that the Company may be required to withhold before delivery to such Participant or other person of cash or a certificate or certificates representing such shares.

  Upon the disposition of shares of Stock acquired pursuant to the exercise of an Incentive Stock Option, the Company shall have the right to require the payment of the amount of any taxes that are required by law to be withheld with respect to such disposition.

  Unless otherwise prohibited by the Board or by applicable law, a Participant may satisfy any such withholding tax obligation by any of the following methods or by a combination of such methods: (1) tendering a cash payment, (2) authorizing the Company to withhold from the shares of Stock or cash otherwise payable to such Participant (y) one or more of such shares having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation or (z) cash in an amount less than or equal to the amount of the total withholding tax obligation and (3) delivering to the Company previously acquired shares of Stock (none of which shares may be subject to any claim, lien, security interest, community property right or other right of spouses or present or former family members, pledge, option, voting agreement or other restriction or encumbrance of any nature whatsoever) having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation.

  (e)AMENDMENT AND TERMINATION OF THE PLAN. The Board may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided that no amendment that requires stockholder approval in order for the Plan to continue to comply with Rule 16b-3 promulgated under the Exchange Act shall be effective unless the same shall be approved by the requisite vote of the stockholders of the Company. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant, without such Participant's consent, under any Award theretofore granted under the Plan. The power to grant Options under the Plan shall automatically terminate ten (10) years after the adoption of the Plan by the stockholders. If the Plan is terminated, any unexercised Option shall continue to be exercisable in accordance with its terms and the terms of the Plan in effect immediately prior to such termination.

  (f)PARTICIPANT RIGHTS. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment for Participants. Except as provided specifically herein, a Participant or a transferee of an Award shall have no rights as a stockholder with respect to any shares covered by any Award until the date of the issuance of a Stock certificate to him for such shares.

  (g)UNFUNDED STATUS OF AWARDS. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

  (h)NO FRACTIONAL SHARES. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Board shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

  (i)GOVERNING LAW. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

  (j)EFFECTIVE DATE. The Plan shall take effect upon its adoption by the Board, but the Plan (and any grants of Awards made prior to the stockholder approval mentioned herein) shall be subject to the requisite approval of the stockholders of the Company. In the absence of such approval, such Awards shall be null and void.

  (k)BENEFICIARY. A Participant may file with the Board a written designation of a beneficiary on such form as may be prescribed by the Board and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the grantee's beneficiary.

  (l)INTERPRETATION. The Plan is designed and intended to comply with Rule 16b-3 promulgated under the Exchange Act and Section 162(m) of the Code and all provisions hereof shall be construed in a manner to so comply.

                                                                        ANNEX E

                            DELAWARE CODE ANNOTATED
                             TITLE 8. CORPORATIONS
                      CHAPTER 1. GENERAL CORPORATION LAW
                    SUBCHAPTER IX. MERGER OR CONSOLIDATION

(S)262 APPRAISAL RIGHTS.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof an who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The General Corporation Law of the State of Delaware, in which XTRA Corporation is incorporated, empowers the Registrant to indemnify any of its officers or directors against certain expenses, judgments, fines and amounts paid in settlement in connection with certain actions, suits or proceedings, provided generally, that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, the statutes of Delaware contain provisions to the general effect that any director shall in the performance of his duties be fully protected in relying in good faith upon the books of account or records of the corporation or statements prepared by any official of the corporation.

  The Restated Certificate of Incorporation of XTRA Corporation includes the following provision:

    This corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to be a director or officer of this corporation or while a director or officer is or was serving at the request of this corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding, or claim; provided, however, that the foregoing shall not require this corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any repeal or modification of the foregoing provisions of this Article 9 shall not adversely affect any right or protection of a director or officer of this corporation existing at the time of such repeal or modification.

ITEM 21.EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)EXHIBITS. THE FOLLOWING IS A LIST OF EXHIBITS TO THIS REGISTRATION
STATEMENT:

     EXHIBIT DESCRIPTION
     ------- -----------
     2.1     Amended and Restated Agreement and Plan of Merger and
              Recapitalization, dated as of June 18, 1998 and amended as of
              July 31, 1998, by and between the Company and Wheels MergerCo
              LLC (included as Annex A to the Proxy Statement/Prospectus included in this Registration Statement).
     3.1     Restated Certificate of Incorporation of the Registrant (filed with the Securities and Exchange Commission as Exhibit 3.1 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1989, and incorporated herein by reference).
     3.2     Amended and Restated Articles of Incorporation of the Company
              (included as Exhibit A to Annex A to the Proxy
              Statement/Prospectus included in this Registration Statement).
     3.3.1   Certificate of Elimination of Designation, Preference and Rights
              of Series A Participating Preferred Stock (filed with the
              Securities and Exchange Commission as Exhibit 3.1 to
              Registrant's Quarterly Report on Form 10-Q for the quarter ended
              June 30, 1991, and incorporated herein by reference).

     EXHIBIT DESCRIPTION
     ------- -----------
     3.3.2   Certificate of Elimination of Designation, Preference and Rights
              of $1.9375 Series B Cumulative Convertible Preferred Stock (filed with the Securities and Exchange Commission on March 5, 1993 as
              Exhibit 4.5 to Registrant's Registration Statement on Form S-3
              (file No. 33-59132), and incorporated herein by reference).
     3.3.3   Certificate of Amendment of Restated Certificate of Incorporation
              (filed with the Securities and Exchange Commission on March 5,
              1993 as Exhibit 4.4 to Registrant's Registration Statement on
              Form S-3 (file No. 33-59132), and incorporated herein by
              reference).
     3.3.4   Certificate of Elimination of Designation, Preference and Rights
              of the Series C Cumulative Redeemable Exchangeable Preferred
              Stock (filed with the Securities and Exchange Commission on July
              26, 1994 as Exhibit 4.5 to Registrant's Registration Statement on
              Form S-3 (file No. 33-54747), and incorporated herein by
              reference).
     3.4     Amended and Restated By Laws of the Registrant, as amended through
              January 24, 1996 (filed with the Securities and Exchange
              Commission as Exhibit 3(b) to Registrant's Quarterly Report on
              Form 10-Q for the quarter ended December 31, 1995, and
              incorporated herein by reference).
     4.1.1   Indenture, dated as of February 1, 1989, between XTRA, Inc., the
              Registrant and Chemical Bank, and First Supplemental Indenture,
              dated as of February 1, 1989, between XTRA, Inc., XTRA
              Corporation and Chemical Bank (filed with the Securities and
              Exchange Commission as Exhibits 4.1 and 4.2, respectively, to
              Registrant's Quarterly Report on Form 10-Q for the quarter ended
              December 31, 1988, and incorporated herein by reference).
     4.1.2   Second Supplemental Indenture, dated as of December 10, 1991, to the Indenture identified in Exhibit 4.1 above, between XTRA,
              Inc., the Registrant and Chemical Bank (filed with the Securities and Exchange Commission as Exhibit 4.4.1 to Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1991, and incorporated herein by reference).
     4.1.3   Third Supplemental Indenture, dated as of November 1, 1992, to the
              Indenture identified in Exhibit 4.1 above, between XTRA, Inc., the Registrant and Chemical Bank (filed with the Securities and
              Exchange Commission as Exhibit 4.2 to Registrant's Quarterly
              Report on Form 10-Q for the Quarter ended December 31, 1992, and incorporated herein by reference).
     4.1.4   Fourth Supplemental Indenture, dated as of September 30, 1994, to the Indenture identified in Exhibit 4.1 above, between XTRA,
              Inc., the Registrant and Chemical Bank (filed with the Securities and Exchange Commission as Exhibit 4.1.3 to Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1994, and incorporated herein by reference).
     4.2     Indenture, dated as of August 15, 1994, between XTRA, Inc., the
              Registrant and the First National Bank of Boston (filed with the
              Securities and Exchange Commission as Exhibits 4.1 to
              Registrant's Current Report on Form 8-K dated August 15, 1994, and incorporated herein by reference).
     4.2.1   First Supplemental Indenture, dated as of September 30, 1994, to the Indenture identified in Exhibit 4.2 above, between XTRA,
              Inc., the Registrant and the First National Bank of Boston (filed with the Securities and Exchange Commission as Exhibit 4.2.1 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1994, and incorporated herein by reference).
     4.2.2   Second Supplemental Indenture, dated as of May 16, 1997, to the
              Indenture identified in Exhibit 4.2 above, between XTRA, Inc., the Registrant and State Street Bank and Trust Company (filed with the Securities and Exchange Commission as Exhibit 4.2.2 to
              the Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1997, and incorporated herein by reference).

     EXHIBIT DESCRIPTION
     ------- -----------
     4.2.3   Form of fixed-rate Series C Medium-Term Note (filed with the
              Securities and Exchange Commission as Exhibit 4.9 to Registrant's
              Post-Effective Amendment No. 1 to Registration Statement on Form
              S-3 (file No. 33-65293), and incorporated herein by reference).
     4.2.4   Form of floating-rate Series C Medium-Term Note (filed with the
              Securities and Exchange Commission as Exhibit 4.10 to
              Registrant's Post-Effective Amendment No. 1 to Registration
              Statement on Form S-3 (file No. 33-65293), and incorporated herein by reference).
             Note: Registrant agrees to furnish to the Securities and Exchange
              Commission, upon request, a copy of any other instrument with respect to long-term debt of the registrant and its subsidiaries.
              Such other instruments are not filed herewith because no such instrument relates to outstanding debt in amount greater than 10%
              of the total assets of the Registrant and its subsidiaries on a consolidated basis.
     4.3     Credit Agreement, dated as of June 30, 1995, among XTRA, Inc.,
              Bank of America Illinois and Each of the Other Financial
              Institutions From Time To Time Parties Thereto, with Bank of
              America National Trust and Savings Association as Administrative
              Agent and The First National Bank of Boston as Documentation
              Agent (filed with the Securities and Exchange Commission as
              Exhibit 2.2 to Registrant's Current Report on Form 8-K dated July
              14, 1995, and incorporated herein by reference).
     4.3.1   Guaranty, dated June 30, 1995 by the Registrant (filed with the
              Securities and Exchange Commission as Exhibit 2.3 to Registrant's
              Current Report on Form 8-K dated July 14, 1995, and incorporated herein by reference).
     4.3.2   First Amendment, dated as of June 28, 1996, to the Credit
              Agreement identified in Exhibit 4.3 above, among Bank of America
              Illinois and Each of the Other Financial Institutions From Time
              To Time Parties Thereto, with Bank of America National Trust and
              Savings Association as Administrative Agent and The First
              National Bank of Boston as Documentation Agent (filed with the
              Securities and Exchange Commission as Exhibit 4.3.2 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1996, and incorporated herein by reference).
     4.3.3   Second Amendment, dated as of June 19, 1997, to the Credit
              Agreement identified in Exhibit 4.3 above, among Bank of America
              Illinois and Each of the Other Financial Institutions From Time
              to Time Parties Thereto, with Bank of America National Trust and
              Savings Association as Administrative Agent and BankBoston, N.A.
              as Documentation Agent (filed with the Securities and Exchange
              Commission as Exhibit 4 to Registrant's Quarterly Report on Form
              10-Q for the quarter ended June 30, 1997, and incorporated herein by reference).
     5.1     Opinion of Ropes & Gray re: legality of the securities being registered.
     8.1     Opinion of Ropes & Gray re: tax matters.
     9.1     Form of Voting Agreements dated as of June 18, 1998 by and between
              MergerCo LLC and each of Jaguar Fund N.V., Lion L.P., Portfolio
              Investors, L.P., Portfolio Investors, L.P., Puma, and Tiger
              (included as Annex B to the Proxy Statement/Prospectus included in this Registration Statement.)
     10.1    Agreement and Plan of Reorganization, dated as of July 26, 1992, among Registrant, ST Trailer Corp., Distribution International
              Corporation ("DI"), Strick Corporation and certain individuals owning approximately 70% of the capital of stock of DI (filed with the Securities and Exchange Commission as Exhibit 2.1 to
              Registrant's Current Report on Form 8-K dated August 4, 1992, and incorporated herein by reference).

     EXHIBIT DESCRIPTION
     ------- -----------
     10.2    U.S. Fleet Finance Services Agreement dated as of October 1, 1994 between XTRA, Inc., and XTRA Intermodal, Inc. (filed with the
              Securities and Exchange Commission as Exhibit 10.2 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1994, and incorporated herein by reference).
     10.3    U.S. Fleet Finance Services Agreement dated as of October 1, 1994 between XTRA, Inc., and XTRA Lease Inc. (filed with the
              Securities and Exchange Commission as Exhibit 10.3 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1994, and incorporated herein by reference).
     10.4    Fleet Finance Services Agreement dated as of July 1, 1995 between
              XTRA, Inc., and XTRA International Ltd. (filed with the
              Securities and Exchange Commission as Exhibit 10.4 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1994, and incorporated herein by reference).
     10.5    1991 Stock Option Plan for Non-Employee Directors, as amended through November 14, 1996 (filed with the Securities and Exchange
              Commission as Exhibit 10.3 to Registrant's Quarterly Report on
              Form 10-Q for the quarter ended December 31, 1996, and
              incorporated herein by reference).
     10.6    1987 Stock Incentive Plan, as amended through November 16, 1995
              (filed with the Securities and Exchange Commission as Exhibit
              10.1 to Registrant's Quarterly Report on Form 10-Q for the
              quarter ended December 31, 1995, and incorporated herein by reference).
     10.7    Deferred Director Fee Option Plan (filed with the Securities and
              Exchange Commission as Exhibit 10.5 to Registrant's Annual Report
              on Form 10-K for the year ended September 30, 1993, and
              incorporated herein by reference).
     10.8    Deferred Compensation Plan for Non-Employee Directors, effective
              January 1, 1994 (filed with the Securities and Exchange
              Commission as Exhibit 10.6 to Registrant's Annual Report on Form
              10-K for the year ended September 30, 1993, and incorporated herein by reference).
     10.9    Deferred Compensation Plan for Senior Executives, effective
              January 1, 1994 (filed with the Securities and Exchange
              Commission as Exhibit 10.7 to Registrant's Annual Report on Form
              10-K for the year ended September 30, 1993, and incorporated herein by reference).
     10.10   Form of Indemnification Agreement entered into between the
              Registrant and certain former Directors and certain former and current officers of the Registrant and its subsidiaries (filed with the Securities and Exchange Commission on June 11, 1987 as
              Exhibit 10 to Registrant's Registration Statement on Form S-3
              (file No. 33-14996), and incorporated herein by reference).
     10.11   Agreement, dated as of June 30, 1995, between the Registrant and
              Frederick M. Gutterson (filed with the Securities and Exchange
              Commission as Exhibit 10.12 to Registrant's Annual Report on Form
              10-K for the year ended September 30, 1996, and incorporated herein by reference).
     10.12   Individual Pension Agreement, dated as of July 1, 1994, between the Registrant and Lewis Rubin (filed with the Securities and
              Exchange Commission as Exhibit 10.1 to Registrant's Quarterly
              Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference).
     10.13   Economic Profit Incentive Plan (filed with the Securities and
              Exchange Commission as Exhibit 10.13 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).

     EXHIBIT DESCRIPTION
     ------- -----------
     10.14   Severance Agreement, dated as of December 8, 1997, between the
              Registrant and Lewis Rubin (filed with the Securities and
              Exchange Commission as Exhibit 10.14 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.15   Severance Agreement, dated as of December 8, 1997, between the
              Registrant and William H. Franz (filed with the Securities and
              Exchange Commission as Exhibit 10.15 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.16   Severance Agreement, dated as of December 8, 1997, between the
              Registrant and Michael J. Soja (filed with the Securities and
              Exchange Commission as Exhibit 10.16 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.17   Severance Agreement, dated as of December 8, 1997, between the
              Registrant and Michael K. Fox (filed with the Securities and
              Exchange Commission as Exhibit 10.17 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.18   Agreement, dated as of December 1994, between Matson Leasing
              Company, Inc. and Frederick M. Gutterson, assumed by XTRA, Inc.
              as of June 30, 1995 (filed with the Securities and Exchange
              Commission as Exhibit 10.18 to the Registrant's Annual Report on
              Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.19   Form of Severance Agreement entered into between the Registrant and certain officers of the Registrant (filed with the Securities and Exchange Commission as Exhibit 10.19 to the Registrant's
              Annual Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.20   Registration Rights Agreement.
     10.21   Management Agreement with Apollo
     10.22   1998 XTRA Corporation Stock Option and Incentive Award Plan
              (included as Annex D to the Proxy Statement/Prospectus included in this Registration Statement).
     11.1    Statement re: computation of per share earnings.
     23.1    Consent of Ropes & Gray (included in Exhibit 5.1).
     23.2    Consent of Ropes & Gray (included in Exhibit 8.1).
     23.3    Consent of Arthur Andersen.
     23.4    Consent of Goldman, Sachs & Co.
     24.1    Powers of Attorney (included on signature page).
     27      Financial Data Schedule (filed with the Securities and Exchange
              Commission as Exhibit 27 to the Registrant's Annual Report on
              Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     99.1    Form of Proxy Card.
     99.2    Form of Election/Letter of Transmittal.
     99.3    Fairness Opinion of Goldman, Sachs & Co. (included as Annex C to the Proxy Statement/Prospectus included in this Registration
              Statement).
     99.4    Consent of Andrew Africk.
     99.5    Consent of Michael Gross.
     99.6    Consent of Martin Tuchman.
     99.7    Consent of Raoul J. Witteveen.

ITEM 22.UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (5) The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding undertaking, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (7) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (8) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, STATE OF MASSACHUSETTS, ON OCTOBER 29, 1998.

                                          XTRA Corporation

                                                    /s/ Michael J. Soja
                                          By  _________________________________
                                                      Michael J. Soja
                                            Vice President and Chief Financial
                                                          Officer

                               POWER OF ATTORNEY

  Each person whose signature appears below hereby constitutes and appoints Lewis Rubin, Michael J. Soja, Robert B. Blakeley and Thomas A. Giacchetto, and each of them, as their attorneys-in-fact, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to execute one or more amendments (including post-effective amendments) to this Registration Statement and to file any such amendment, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

       /s/ Robert B. Goergen         Chairman of the Board,         October 29, 1998
____________________________________  Director
         Robert B. Goergen

        /s/ Robert M. Gintel         Vice Chairman of the           October 29, 1998
____________________________________  Board, Director
          Robert M. Gintel

          /s/ Lewis Rubin            President, Chief Executive     October 29, 1998
____________________________________  Officer and Director
            Lewis Rubin               (principal executive
                                      officer)

        /s/ Michael J. Soja          Vice President and Chief       October 29, 1998
____________________________________  Financial Officer
          Michael J. Soja             (principal financial
                                      officer)

       /s/ Robert B. Blakeley        Vice President and             October 29, 1998
____________________________________  Controller (principal
         Robert B. Blakeley           accounting officer)

        /s/ Michael D. Bills         Director                       October 29, 1998
____________________________________
          Michael D. Bills

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

        /s/ H. William Brown              Director                  October 29, 1988
____________________________________
          H. William Brown

    /s/ Michael N. Christodolou           Director                  October 29, 1998
____________________________________
      Michael N. Christodolou

       /s/ Herbert C. Knortz              Director                  October 29, 1998
____________________________________
         Herbert C. Knortz

      /s/ Francis J. Palamara             Director                  October 29, 1998
____________________________________
        Francis J. Palamara

       /s/ Martin L. Solomon              Director                  October 29, 1998
____________________________________
         Martin L. Solomon

                               INDEX TO EXHIBITS


     EXHIBIT DESCRIPTION
     ------- -----------
     2.1     Amended and Restated Agreement and Plan of Merger and
              Recapitalization, dated as of June 18, 1998 and amended as of
              July 31, 1998, by and between the Company and Wheels MergerCo LLC
              (included as Annex A to the Proxy Statement/Prospectus included in this Registration Statement).
     3.1     Restated Certificate of Incorporation of the Registrant (filed with the Securities and Exchange Commission as Exhibit 3.1 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1989, and incorporated herein by reference).
     3.2     Amended and Restated Articles of Incorporation of the Company
              (included as Exhibit A to Annex A to the Proxy
              Statement/Prospectus included in this Registration Statement).
     3.3.1   Certificate of Elimination of Designation, Preference and Rights
              of Series A Participating Preferred Stock (filed with the
              Securities and Exchange Commission as Exhibit 3.1 to Registrant's
              Quarterly Report on Form 10-Q for the quarter ended June 30,
              1991, and incorporated herein by reference).
     3.3.2   Certificate of Elimination of Designation, Preference and Rights
              of $1.9375 Series B Cumulative Convertible Preferred Stock (filed with the Securities and Exchange Commission on March 5, 1993 as
              Exhibit 4.5 to Registrant's Registration Statement on Form S-3
              (file No. 33-59132), and incorporated herein by reference).
     3.3.3   Certificate of Amendment of Restated Certificate of Incorporation
              (filed with the Securities and Exchange Commission on March 5,
              1993 as Exhibit 4.4 to Registrant's Registration Statement on
              Form S-3 (file No. 33-59132), and incorporated herein by
              reference).
     3.3.4   Certificate of Elimination of Designation, Preference and Rights
              of the Series C Cumulative Redeemable Exchangeable Preferred
              Stock (filed with the Securities and Exchange Commission on July
              26, 1994 as Exhibit 4.5 to Registrant's Registration Statement on
              Form S-3 (file No. 33-54747), and incorporated herein by
              reference).
     3.4     Amended and Restated By Laws of the Registrant, as amended through
              January 24, 1996 (filed with the Securities and Exchange
              Commission as Exhibit 3(b) to Registrant's Quarterly Report on
              Form 10-Q for the quarter ended December 31, 1995, and
              incorporated herein by reference).
     4.1.1   Indenture, dated as of February 1, 1989, between XTRA, Inc., the
              Registrant and Chemical Bank, and First Supplemental Indenture,
              dated as of February 1, 1989, between XTRA, Inc., XTRA
              Corporation and Chemical Bank (filed with the Securities and
              Exchange Commission as Exhibits 4.1 and 4.2, respectively, to
              Registrant's Quarterly Report on Form 10-Q for the quarter ended
              December 31, 1988, and incorporated herein by reference).
     4.1.2   Second Supplemental Indenture, dated as of December 10, 1991, to the Indenture identified in Exhibit 4.1 above, between XTRA,
              Inc., the Registrant and Chemical Bank (filed with the Securities and Exchange Commission as Exhibit 4.4.1 to Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1991, and incorporated herein by reference).
     4.1.3   Third Supplemental Indenture, dated as of November 1, 1992, to the
              Indenture identified in Exhibit 4.1 above, between XTRA, Inc., the Registrant and Chemical Bank (filed with the Securities and
              Exchange Commission as Exhibit 4.2 to Registrant's Quarterly
              Report on Form 10-Q for the Quarter ended December 31, 1992, and incorporated herein by reference).

     EXHIBIT DESCRIPTION
     ------- -----------
     4.1.4   Fourth Supplemental Indenture, dated as of September 30, 1994, to the Indenture identified in Exhibit 4.1 above, between XTRA,
              Inc., the Registrant and Chemical Bank (filed with the Securities and Exchange Commission as Exhibit 4.1.3 to Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1994, and incorporated herein by reference).
     4.2     Indenture, dated as of August 15, 1994, between XTRA, Inc., the
              Registrant and the First National Bank of Boston (filed with the
              Securities and Exchange Commission as Exhibits 4.1 to
              Registrant's Current Report on Form 8-K dated August 15, 1994, and incorporated herein by reference).
     4.2.1   First Supplemental Indenture, dated as of September 30, 1994, to the Indenture identified in Exhibit 4.2 above, between XTRA,
              Inc., the Registrant and the First National Bank of Boston (filed with the Securities and Exchange Commission as Exhibit 4.2.1 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1994, and incorporated herein by reference).
     4.2.2   Second Supplemental Indenture, dated as of May 16, 1997, to the
              Indenture identified in Exhibit 4.2 above, between XTRA, Inc., the Registrant and State Street Bank and Trust Company (filed with the Securities and Exchange Commission as Exhibit 4.2.2 to
              the Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1997, and incorporated herein by reference).
     4.2.3   Form of fixed-rate Series C Medium-Term Note (filed with the
              Securities and Exchange Commission as Exhibit 4.9 to Registrant's
              Post-Effective Amendment No. 1 to Registration Statement on Form
              S-3 (file No. 33-65293), and incorporated herein by reference).
     4.2.4   Form of floating-rate Series C Medium-Term Note (filed with the
              Securities and Exchange Commission as Exhibit 4.10 to
              Registrant's Post-Effective Amendment No. 1 to Registration
              Statement on Form S-3 (file No. 33-65293), and incorporated herein by reference).
             Note: Registrant agrees to furnish to the Securities and Exchange
              Commission, upon request, a copy of any other instrument with respect to long-term debt of the registrant and its subsidiaries.
              Such other instruments are not filed herewith because no such instrument relates to outstanding debt in amount greater than 10%
              of the total assets of the Registrant and its subsidiaries on a consolidated basis.
     4.3     Credit Agreement, dated as of June 30, 1995, among XTRA, Inc.,
              Bank of America Illinois and Each of the Other Financial
              Institutions From Time To Time Parties Thereto, with Bank of
              America National Trust and Savings Association as Administrative
              Agent and The First National Bank of Boston as Documentation
              Agent (filed with the Securities and Exchange Commission as
              Exhibit 2.2 to Registrant's Current Report on Form 8-K dated July
              14, 1995, and incorporated herein by reference).
     4.3.1   Guaranty, dated June 30, 1995 by the Registrant (filed with the
              Securities and Exchange Commission as Exhibit 2.3 to Registrant's
              Current Report on Form 8-K dated July 14, 1995, and incorporated herein by reference).
     4.3.2   First Amendment, dated as of June 28, 1996, to the Credit
              Agreement identified in Exhibit 4.3 above, among Bank of America
              Illinois and Each of the Other Financial Institutions From Time
              To Time Parties Thereto, with Bank of America National Trust and
              Savings Association as Administrative Agent and The First
              National Bank of Boston as Documentation Agent (filed with the
              Securities and Exchange Commission as Exhibit 4.3.2 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1996, and incorporated herein by reference).

     EXHIBIT DESCRIPTION
     ------- -----------
     4.3.3   Second Amendment, dated as of June 19, 1997, to the Credit
              Agreement identified in Exhibit 4.3 above, among Bank of America
              Illinois and Each of the Other Financial Institutions From Time
              to Time Parties Thereto, with Bank of America National Trust and
              Savings Association as Administrative Agent and BankBoston, N.A.
              as Documentation Agent (filed with the Securities and Exchange
              Commission as Exhibit 4 to Registrant's Quarterly Report on Form
              10-Q for the quarter ended June 30, 1997, and incorporated herein by reference).
       5.1   Opinion of Ropes & Gray re: legality of the securities being registered.
       8.1   Opinion of Ropes & Gray re: tax matters.
       9.1   Form of Voting Agreements dated as of June 18, 1998 by and between
              MergerCo LLC and each of Jaguar Fund N.V., Lion L.P., Portfolio
              Investors, L.P., Portfolio Investors, L.P., Puma, and Tiger
              (included as Annex B to the Proxy Statement/Prospectus included in this Registration Statement.)
      10.1   Agreement and Plan of Reorganization, dated as of July 26, 1992, among Registrant, ST Trailer Corp., Distribution International
              Corporation ("DI"), Strick Corporation and certain individuals owning approximately 70% of the capital of stock of DI (filed with the Securities and Exchange Commission as Exhibit 2.1 to
              Registrant's Current Report on Form 8-K dated August 4, 1992, and incorporated herein by reference).
      10.2   U.S. Fleet Finance Services Agreement dated as of October 1, 1994 between XTRA, Inc., and XTRA Intermodal, Inc. (filed with the
              Securities and Exchange Commission as Exhibit 10.2 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1994, and incorporated herein by reference).
      10.3   U.S. Fleet Finance Services Agreement dated as of October 1, 1994 between XTRA, Inc., and XTRA Lease Inc. (filed with the
              Securities and Exchange Commission as Exhibit 10.3 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1994, and incorporated herein by reference).
      10.4   Fleet Finance Services Agreement dated as of July 1, 1995 between
              XTRA, Inc., and XTRA International Ltd. (filed with the
              Securities and Exchange Commission as Exhibit 10.4 to
              Registrant's Annual Report on Form 10-K for the year ended
              September 30, 1994, and incorporated herein by reference).
      10.5   1991 Stock Option Plan for Non-Employee Directors, as amended through November 14, 1996 (filed with the Securities and Exchange
              Commission as Exhibit 10.3 to Registrant's Quarterly Report on
              Form 10-Q for the quarter ended December 31, 1996, and
              incorporated herein by reference).
      10.6   1987 Stock Incentive Plan, as amended through November 16, 1995
              (filed with the Securities and Exchange Commission as Exhibit
              10.1 to Registrant's Quarterly Report on Form 10-Q for the
              quarter ended December 31, 1995, and incorporated herein by reference).
      10.7   Deferred Director Fee Option Plan (filed with the Securities and
              Exchange Commission as Exhibit 10.5 to Registrant's Annual Report
              on Form 10-K for the year ended September 30, 1993, and
              incorporated herein by reference).
      10.8   Deferred Compensation Plan for Non-Employee Directors, effective
              January 1, 1994 (filed with the Securities and Exchange
              Commission as Exhibit 10.6 to Registrant's Annual Report on Form
              10-K for the year ended September 30, 1993, and incorporated herein by reference).
      10.9   Deferred Compensation Plan for Senior Executives, effective
              January 1, 1994 (filed with the Securities and Exchange
              Commission as Exhibit 10.7 to Registrant's Annual Report on Form
              10-K for the year ended September 30, 1993, and incorporated herein by reference).

     EXHIBIT DESCRIPTION
     ------- -----------
     10.10   Form of Indemnification Agreement entered into between the
              Registrant and certain former Directors and certain former and current officers of the Registrant and its subsidiaries (filed with the Securities and Exchange Commission on June 11, 1987 as
              Exhibit 10 to Registrant's Registration Statement on Form S-3
              (file No. 33-14996), and incorporated herein by reference).
     10.11   Agreement, dated as of June 30, 1995, between the Registrant and
              Frederick M. Gutterson (filed with the Securities and Exchange
              Commission as Exhibit 10.12 to Registrant's Annual Report on Form
              10-K for the year ended September 30, 1996, and incorporated herein by reference).
     10.12   Individual Pension Agreement, dated as of July 1, 1994, between the Registrant and Lewis Rubin (filed with the Securities and
              Exchange Commission as Exhibit 10.1 to Registrant's Quarterly
              Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference).
     10.13   Economic Profit Incentive Plan (filed with the Securities and
              Exchange Commission as Exhibit 10.13 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.14   Severance Agreement, dated as of December 8, 1997, between the
              Registrant and Lewis Rubin (filed with the Securities and
              Exchange Commission as Exhibit 10.14 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.15   Severance Agreement, dated as of December 8, 1997, between the
              Registrant and William H. Franz (filed with the Securities and
              Exchange Commission as Exhibit 10.15 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.16   Severance Agreement, dated as of December 8, 1997, between the
              Registrant and Michael J. Soja (filed with the Securities and
              Exchange Commission as Exhibit 10.16 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.17   Severance Agreement, dated as of December 8, 1997, between the
              Registrant and Michael K. Fox (filed with the Securities and
              Exchange Commission as Exhibit 10.17 to the Registrant's Annual
              Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.18   Agreement, dated as of December 1994, between Matson Leasing
              Company, Inc. and Frederick M. Gutterson, assumed by XTRA, Inc.
              as of June 30, 1995 (filed with the Securities and Exchange
              Commission as Exhibit 10.18 to the Registrant's Annual Report on
              Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.19   Form of Severance Agreement entered into between the Registrant and certain officers of the Registrant (filed with the Securities and Exchange Commission as Exhibit 10.19 to the Registrant's
              Annual Report on Form 10-K for the year ended September 30, 1997, and incorporated herein by reference).
     10.20   Registration Rights Agreement.
     10.21   Management Agreement with Apollo.
     10.22   1998 XTRA Corporation Stock Option and Incentive Award Plan
              (included as Annex D to the Proxy Statement/Prospectus included in this Registration Statement).

     EXHIBIT DESCRIPTION
     ------- -----------
     11.1    Statement re: computation of per share earnings.
     23.1    Consent of Ropes & Gray (included in Exhibit 5.1).
     23.2    Consent of Ropes & Gray (included in Exhibit 8.1).
     23.3    Consent of Arthur Andersen.
     23.4    Consent of Goldman, Sachs & Co.
     24.1    Powers of Attorney (included on signature page).
     27      Financial Data Schedule (filed with the Securities and Exchange
              Commission as Exhibit 27 to the Registrant's Annual Report on
              Form 10-K for the year ended September 30, 1997, and
              incorporated herein by reference).
     99.1    Form of Proxy Card.
     99.2    Form of Election/Letter of Transmittal.
     99.3    Fairness Opinion of Goldman, Sachs & Co. (included as Annex C to the Proxy Statement/Prospectus included in this Registration
              Statement).
     99.4    Consent of Andrew Africk.
     99.5    Consent of Michael Gross.
     99.6    Consent of Martin Tuchman.
     99.7    Consent of Raoul J. Witteveen.